Exhibit 99.1

Royal Bank of Canada Annual Report 2021

OUR PURPOSE Helping clients thrive and communities prosper Guided by our Vision to be among the world’s most trusted and successful financial institutions, and driven by our Purpose, we aim to be: > The undisputed financial services leader in Canada > The preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S. > A leading financial services partner valued for our expertise in select global financial centres We are guided by our Values: > Client First > Collaboration > Accountability > Diversity & Inclusion > Integrity Connect with us: facebook.com/rbc instagram.com/rbc twitter.com/@RBC www.youtube.com/user/RBC linkedin.com/company/rbc rbc.com/ar2021 Table of contents 2021 Highlights 2 CEO Letter 7 Chair Letter 12 Management’s Discussion and Analysis 13 Enhanced Disclosure Task Force Recommendations Index 123 Reports and Consolidated Financial Statements 124 Ten-Year Statistical Review 226 Shareholder Information 228

Who we are Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 87,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. How we create value has always been as important as what we achieve. Guided by our Purpose, we are focused on delivering long-term, differentiated value for our clients, employees, communities, and shareholders. In our annual report, you’ll read about how RBC continues to demonstrate forward momentum and an unwavering commitment to creating long-term, sustainable value for those we serve. Why invest? > Diversified business model with scale and market-leading franchises that provide a full suite of products, advice and services for clients > Leading presence in Canada and an established multi-platform U.S. strategy with a long runway for premium growth > Differentiated technology and innovation investments that go beyond banking > Premium ROE and disciplined expense management > Strong balance sheet and prudent risk management > Well-positioned to benefit from evolving macro environment > Recognized leader in ESG and corporate citizenship By the numbers 17 million 87,000+ 29 clients employees countries Royal Bank of Canada: Annual Report 2021 1

2021 HIGHLIGHTS ACROSS OUR BALANCED SCORECARD Clients We are united in our commitment to delivering exceptional client experiences. RBC is uniquely positioned to create long-term value for our clients through the power of our ideas, investments in talent and technology, and our differentiated advice, products and services. Market-Leading Client Franchises #1 and #2 market share in all key product categories across Canadian Banking #1 in market share for High Net Worth/Ultra High Net Worth in Canada 11th largest global investment bank with #1 market share in Canada and #1 Canadian investment bank in the United States(1) Largest retail fund company in Canada based on assets under management (AUM)(2) Average volume growth of 15% in loans and 29% in deposits at City National Bank(3) Customer Service Award Winner among the Big Five Banks – Recognized in all 11 categories of the 2021 Ipsos Financial Service Excellence Awards RBC Global Asset Management named TopGun Investment Team of the Year (Brendan Wood International) Celent Model Winner in three categories – demonstrating industry-leading practices in our Capital Markets and Personal & Commercial Banking businesses that enhance clients’ digital experiences Outstanding Global Private Bank Outstanding Global Private Bank in North America for the sixth year in a row(4) Highest in Customer Satisfaction among the Big Five Retail Banks, 5 out of the last 6 years (J.D. Power) Enabled 5.5 million active mobile users as clients’ digital adoption accelerated, with mobile sessions up 15% YoY to over 114 million(5) 14 Ventures in market as part of our strategy to go beyond banking by creating meaningful solutions and value-added experiences Launched RBC VantageTM: Transformed our core Everyday Banking value proposition for our Canadian Banking clients and advisors, providing them with a comprehensive and seamless banking experience (1) Dealogic, fiscal 2021 (2) Refer to the Glossary definition on page 121 (3) US$; loan growth includes $2 billion relating to PPP loans (4) Private Banker International Global Wealth Awards 2021 (5) 90-day active mobile users in Canadian Banking only 2 Royal Bank of Canada: Annual Report 2021

Employees Our 87,000+ employees live our Purpose and values every day in delivering for our clients and communities. We remain focused on ensuring employees feel supported, trusted and engaged, while creating opportunities to learn and innovate. As we adapt to an ever-changing world of work and a competitive talent landscape, we’ll continue to enable an inclusive, always-learning culture as we attract, inspire and grow talent to set RBC apart. Great Place to Work – Best Workplaces for Mental Wellness 2021 #2 globally and the top Canadian company and financial institution in the 2021 Refinitiv Diversity & Inclusion Index, ranking more than 11,000 publicly listed companies, up from #4 in 2020 2021 Catalyst Award winner for accelerating the advancement of women and elevating inclusion, the second time RBC has been honoured with this award Welcomed 1,400+ summer students across the globe, 50% were BIPOC Expanded our technology teams, including the creation of 300 roles at a new Calgary Innovation Hub Recognized as one of Canada’s Top 100 Employers Invested in our employees’ well-being through a paid subscription to Headspace, the mindfulness and meditation app, and an additional day off Accelerating our progress in Diversity & Inclusion Black, Indigenous and People of Colour (BIPOC) represented: 37% of new hires(1) 43% of promotions(1)(2) 43% of new executive appointments, surpassing our goal of 30% for the year(3) Women represented: 51% new hires(4) 54% of promotions(2)(4) 44% of executives(3) 18% young people(5) 94% of RBC employees and contractors have completed Anti-Racism Awareness Training 2021 Employee Engagement Survey(6) found that employees remain highly engaged and proud to be part of RBC 94% of employees feel they contribute to the overall success of RBC 91% feel proud to be part of RBC 90% willing to go above and beyond $16.5 billion in competitive compensation and benefits (1) Based on self-identification; Canada and United States only; excludes summer interns, students and co-ops (2) Defined as upward change in position level or HR Class (3) Represents data for our businesses in Canada governed by the Employment Equity Act (4) Global; excludes summer interns, students and co-ops (5) Headcount under 30 globally, excluding City National and BlueBay Asset Management employees (6) Employee Engagement Survey conducted between April 21-May 5, 2021; participation rate was 76% Royal Bank of Canada: Annual Report 2021 3

2021 HIGHLIGHTS ACROSS OUR BALANCED SCORECARD Communities When our communities prosper, we all do. Through our partnerships, volunteering and employee giving initiatives, and donations, we are committed to supporting the communities around the world where we live and work. Our approach is aligned to our priority pillars, including youth, climate and diversity & inclusion, with the goal of building vibrant, socially inclusive and sustainable communities. In 2021, RBC Race for the Kids’ 35,000+ participants raised $8+ million for 35 youth-focused charities in 19 countries Since it began in 2009, the RBC Race for the Kids event series has hosted 325,000 participants and raised over $73 million for youth-focused causes around the world RBC Charity Day for the Kids donated US$5 million to more than 50 youth-focused charities around the globe $265+ million provided through RBC Future Launch® reaching over 3.6 million Canadian youth through 875+ partner programs since 2017 By investing $5 million into the RBC Future Launch® suite of scholarships over three years, 1,600+ young Canadians will benefit from these awards, including resources tailored to their needs through input from diverse business, academic, and non-profit leaders $23 million Our annual Employee Giving Campaign went virtual and achieved record participation results with 82% of employees taking part, raising $23 million for 5,000+ charities across Canada $100 million commitment to help Black entrepreneurs reach their full potential through the RBC Black Entrepreneur Program providing access to capital and resources necessary to start and grow a successful business $2 million donation from the RBC Foundation to help launch first-ever Brain Canada Youth Mental Health Platform Program, powered by the RBC Future Launch® program $8 billion(1) in support of our communities as one of the largest taxpayers in Canada, and as a taxpayer in other countries where we operate $140+ million(2) given globally through cash donations and community investments, including support to mitigate the human and economic impacts of the COVID-19 pandemic Launched the RBC Community Junior Golf Program, an initiative that will focus on building greater diversity and equity in golf by enabling affordable access to the game for youth in underrepresented communities in Canada (1) Refer to page 97 of the 2021 Annual Report for additional information (2) Includes employee volunteer grants and gifts in kind, as well as contributions to non-profits and non-registered charities. Figure includes sponsorships 4 Royal Bank of Canada: Annual Report 2021

Empowering our clients on their journey to net-zero emissions with solutions, products and advice, highlighted by our $500 billion sustainable financing target Committed to net-zero emissions in our lending by 2050, aligned with the principles of the Paris Agreement Committed to reducing our own global emissions by 70% and sourcing 100% of our electricity from renewable and non-emitting sources by 2025 RBC Tech for Nature™ supports partners leveraging technology and innovation capabilities to solve climate change and other pressing environmental challenges through a multi-year commitment. Since 2019, more than 100 organizations have benefitted from over $27 million in community investments Launched our first ESG equity-linked GIC, RBC ESG Market-Linked GIC, built for environmentally and socially-focused investors (1) Reflects enhancements in data collection methodology in fiscal 2021 Issued second Green Bond, a US$750 million issue in partnership with a syndicate that included diverse-owned broker dealers $597+ billion in AUM that integrate material ESG factors in 2021 1.6 billion tonnes of carbon traded in 2021 RBC InvestEase® saw a 145% increase in funded accounts with a Responsible Investing portfolio YoY. AUM growth continues to accelerate with a 131% increase YoY driven by strong growth in new deposits and new funded accounts $33+ billion in financing for sustainable bonds and loans(1) Joined the Partnership for Carbon Accounting Financials (PCAF) and RMI’s Center for Climate-Aligned Finance RBC joined the Net-Zero Banking Alliance (NZBA), a global, industry-led initiative to accelerate and support efforts to address climate change and drive credible progress toward achieving net-zero emissions by 2050 For more stories on how we lead with Purpose in creating value for our clients, communities, employees, and shareholders, please visit our newly launched RBC Stories site Royal Bank of Canada: Annual Report 2021 5

2021 HIGHLIGHTS ACROSS OUR BALANCED SCORECARD Shareholders 18.6% return on common equity(1), up from 14.2% in 2020 $9.6 billion remainder of our profit available to reinvest in future growth $4.32 dividends declared per share Financial performance metrics Medium-Term Objectives(2) 3-Year 5-Year Diluted EPS growth of 7%+ 10% 10% ROE of 16%+ 16.5% 16.8% Strong capital ratio (CET1) 12.8% 12.1% Dividend payout ratio of 40%–50% 47% 46% Total shareholder return(3) 3-Year 5-Year RBC 16% 13% Global peer average 14% 12% Earnings Revenue by segment(4) net income (C$ billion) (C$ billion) $16.1 Annualized Dividend $10.2 $18.3 Increase of: Capital P&CB $11.4 Markets 6% $2.2 Five year(5) I&TS 8% $5.6 Insurance Ten year(5) $13.3 2020 2021 Wealth Management (1) Refer to the Glossary for definition on page 121 (2) A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment (3) Annualized TSR is calculated based on the TSX common share price appreciation plus reinvested dividend income. Source: Bloomberg, as at October 31, 2021. Please refer to page 16-17 (4) Excludes Corporate Support (5) Compound Annual Growth Rate (6) Average percentile ranking compiled from our four top-tier ESG ratings/rankings, including Sustainalytics, MSCI ESG Rating, FTSE4Good and S&P Global’s Corporate Sustainability Assessment (informing the DJSI) – FTSE4Good and MSCI ratings reflect 2020 scores (7) Includes dividends paid on both common and preferred shares. Dividends were $6.2 billion on common shares and dividends on preferred shares and distributions on other equity instruments were $0.3 billion 6 Royal Bank of Canada: Annual Report 2021 85(6) average percentile ranking on priority ESG indices 13.7% robust common equity tier 1 (CET1) ratio, up 120 bps from 2020 40%(7) of profits returned to our shareholders through dividends $11.06 diluted earnings per share (EPS), up from $7.82 in 2020

MESSAGE FROM DAVE McKAY 2021 Reflections 2021 was another year defined by the pandemic and it presented both challenges and opportunities for RBC and those we serve in ways we couldn’t have predicted as the year began. The rollout of multiple vaccines marked an important step forward in society’s collective efforts to slow the spread of COVID-19 and a path towards ending the global pandemic. As some normality returned, many of us began to look to the future with greater hope and confidence. Improving business and consumer sentiment spurred on economic activity, reinforcing RBC’s view that better days were ahead of us. At the same time, however, we learned that progress against the virus didn’t follow a predictable or straight line. Successive waves of the virus were devastating in some regions and continued to disrupt lives and livelihoods, and rising cases coupled with an uneven vaccination rollout led to significant market volatility and uncertainty for businesses and consumers. And after more than a year of social distancing and isolation, many people felt fatigued and affected by uncertain times, marked by a rising need to support mental health and well-being. Geopolitical divisions intensified, and systemic barriers and inequalities exposed by the pandemic became more pronounced, reinforcing the need for meaningful change across our society and institutions. Several events, including the tragic discovery of unmarked Indigenous children’s graves at former residential school sites in Canada, only added to the urgency. Moreover, the frequent impacts of climate change were ever-present as many countries and communities experienced devastating heat waves, floods and other extreme weather events. In 2021, it was never more evident that urgent action is needed to place our planet on a more sustainable path. This will come with significant new costs, and require all of us to understand and make tough choices as society adapts and we all adopt new behaviours. It also became clear that the pandemic has accelerated and reshaped our world and our future in permanent ways – transforming the way we live, work, shop, and connect with each other. These changes represent tectonic shifts that won’t revert back to the way things were. Within this uncertain and rapidly evolving context, society and economies showed incredible resilience, backed by significant financial support from governments – facilitated by financial institutions, including RBC, which worked extensively with clients across the spectrum – to help manage through a very challenging first half of the year until we started to see progressive re-opening. These conditions supported increasingly strong client activity and demand throughout 2021, in what was a defining year for RBC. David McKay President and Chief Executive Officer We executed very well in support of our medium-term objectives and vision of the future, and against our balanced scorecard. This meant bringing all our stakeholders – clients, employees, communities, and shareholders – along with us as we helped build a stronger and more sustainable future. Our balanced scorecard: Purpose drives performance Looking back on the year, I’m most proud of the ways our over 87,000 employees led RBC through significant disruption and uncertainty, and responded to our clients and communities while supporting each other. Despite navigating a working environment largely defined by lockdowns, their empathy, care and commitment to those we serve was the most powerful reflection of our culture and Purpose – to help clients thrive and communities prosper. Nowhere was this truer than RBC’s annual Employee Giving Campaign which broke previous fundraising records with a combined total of $23 million raised, supporting more charities than ever before. Thanks to our teams, we accelerated our vision to transform our bank for the future while executing and growing through the global pandemic. RBC kept investing in people and technology at a time when others pulled back, and continued building more value for our clients. This is emblematic of how we run the bank, delivering in the short-term while continuing to build for the long-term. To support our employees, we doubled down on our commitment to their physical and mental health and well-being, including through new benefits, initiatives and resources for those working on-site, from home or returning to premises. We also gave employees an additional day off and provided them with a mindfulness and meditation app to help manage the mental fatigue of the pandemic. We also engaged employees for input on the future of work at RBC. In actively surveying our employees for feedback on their experiences, 88% told us their engagement remained high, and they felt well-supported by RBC leaders. Over 90% said they were proud to be part of RBC. I was also proud RBC continued to be recognized externally as an employer of choice in 2021. Royal Bank of Canada: Annual Report 2021 7

MESSAGE FROM DAVE McKAY This recognition also included the bank’s leadership on diversity and inclusion, which is a cornerstone of RBC’s values. RBC was awarded the global Catalyst Award in 2021 for the second time in our history. Furthermore, we ranked second in Refinitiv’s Top 100 Company Diversity & Inclusion Index, making RBC the top-ranked company in Banking Services globally and the top ranked organization in Canada. While we are honoured by this recognition and have made good progress, we know there is more to be done and we’re committed to accelerating change. The biggest testament to our culture and strong employee engagement is how our people have gone above and beyond to serve our 17 million clients, and attract new ones. Our Canadian Personal & Commercial Banking businesses grew volumes and gained market share in lending, deposits and investments. As a result of this client activity, in Canada, we maintained or extended our #1 and #2 share in key categories of our Personal & Commercial Banking businesses. We also achieved progress in deepening client relationships, both within Canadian Banking, where nearly 19% of clients have all four of transaction accounts, credit cards, investments, and borrowing products with RBC, and between segments. And for the fifth time in six years, J.D. Power ranked RBC highest in retail customer satisfaction in 2021, among our peer banks. We also saw strong client activity across our wealth management franchises. In Canadian Wealth Management, we grew assets under administration (AUA) by 26% and, for the 15th consecutive year, RBC Dominion Securities was ranked #1 in advisor satisfaction amongst bank-owned wealth management firms in the 2021 Investment Executive Brokerage Report Card. RBC Global Asset Management gained $45 billion of total net sales with 17% market share of Canadian retail long-term mutual fund flows. In the U.S., City National Bank continued to see strong momentum with double-digit growth in loans and deposits. Our U.S. Wealth Management franchise also achieved strong asset growth, in part by hiring experienced advisor teams who are attracted to our client-first culture coupled with the capabilities and resources of a large bank, including an integrated technology platform. Our global Capital Markets businesses generated strong advisory and underwriting activity, deepening client relationships, including financing in support of their strategic objectives. Strong Corporate and Investment Banking results more than offset normalizing Global Markets performance, and robust M&A activity propelled an increase in loan syndication across our core regions. RBC Capital Markets’ solid overall business performance in 2021 also helped to offset interest rate pressures in our other businesses, which further reinforces the importance of our diversified model. Collectively, the growth in our core client franchises speaks to the success of our longstanding strategy to harness the power of our talent and technology with our scale and distribution power to deliver differentiated advice, insights and experiences that create value for clients and deepen relationships across our businesses. The biggest testament to our culture and strong employee engagement is how our people have gone above and beyond to serve our 17 million clients. In the communities where we live and work, RBC stood tall as an active corporate citizen through the more than $140 million in donations and investments our bank directed throughout 2021 to local community organizations and causes. During the year, we were particularly proud of our initiatives that broaden economic opportunity amongst youth and underrepresented groups, foster community spirit and encourage innovation to address climate change. A great example of this is RBC Future Launch®, our 10-year, $500 million commitment to preparing youth for the jobs of tomorrow. With a focus on networking, skills development, practical work experience, and mental well-being supports and services, RBC Future Launch® is helping prepare youth in critical ways to address the skills shortage and build more inclusive workforces. More than three million young people across Canada have already benefitted from the program run by our 500+ community partners. In 2021, the program relaunched three scholarship programs to support Indigenous, Black and all youth. The scholarships will benefit over 500 youth with tailored resources developed with input from diverse business, academic and non-profit leaders. More broadly, RBC used our leadership voice and took action in response to several global events in 2021. We spoke out and supported truth and reconciliation efforts following the tragic discoveries of unmarked graves at residential schools in Canada, and condemned the tragic anti-Muslim hate crime in London, Ontario. In the year’s ongoing fight against COVID-19, we provided much needed relief funding through the WHO Foundation when India experienced unparalleled challenges. And we made important donations to humanitarian efforts and disaster relief following the historic power outage in Texas, the wildfires and floods in British Columbia, the Iqaluit water crisis, and the devastating impacts of Hurricane Ida on Haiti. In times of need, RBC was there. From a shareholder’s perspective, RBC’s overall performance in 2021 demonstrated very strong results, premium shareholder performance, and highlighted our superior ability to manage through a complex and uncertain operating environment while remaining focused on the long-term and investing for future growth. Notably, we have been growing our investments in people and technology throughout the pandemic. 8 Royal Bank of Canada: Annual Report 2021

During the year, we generated earnings of $16.1 billion and an ROE of 18.6%. Our CET1 ratio stood at 13.7% at year-end, maintaining a strong capital base. Earnings per share grew by 41%, reflecting strong underlying business growth and an improving credit environment, and we delivered $6.2 billion in dividends to our common shareholders. In terms of Total Shareholder Return, RBC outperformed our global peer group over the three- and five-year periods. Following the easing of regulatory restrictions on dividend increases and share buybacks in late 2021, we were pleased to increase our quarterly dividend by 11% and announce our intention to repurchase up to 45 million outstanding common shares, in line with our commitment to create long-term value for our shareholders. A complex macro backdrop defines our operating environment As the past several years have shown, and 2021 reinforced, the pace of change and disruption in our world has accelerated significantly, in part due to COVID-19, the effect of technology platforms, and evolving consumer expectations. As a result, the context in which we serve and advise clients continues to be defined by an increasingly complex world and big forces of change over the near- and longer-term. For example, economies are experiencing a series of supply and demand imbalances that are all happening simultaneously, causing uncertainty and also inflation risk. Impacting factors include: skills and labour shortages; housing supply; energy supply and prices; changing client preferences; and, unprecedented liquidity and wealth creation. These imbalances add complexity to a smooth transition to a new normal economy. Notwithstanding these short- to medium-term challenges, I remain cautiously optimistic that we’ll see global economic growth through an ongoing recovery over the next 12–24 months based on trends we’ve experienced in credit card spending, business investment in term assets, and utilization of working capital. Confidence in RBC’s strategy Our outlook for the future is bolstered by the combination of several strengths RBC possesses. We have a strong balance sheet, capital and liquidity positions, and our risk and cost discipline as foundational pillars. Next, the size, scale and reach of our diversified business model and market-leading franchises have significant momentum and focused growth strategies. Our businesses are supported by more than $4 billion in annual technology spend, our great people and investments in talent, backed by our world-class brand. We have also been anticipating a more open market with disruptive technology platforms for some time, and have been actively preparing for these competitive forces by continuously evolving our client value proposition and investing in talent and technology. These strengths enable differentiation in our markets and reflect how we allocate capital in smart and balanced ways to manage the short-term context and build future growth horizons. Looking forward, we’re adapting RBC for long-term success and executing on our vision for the future by focusing on four key strategic priorities: • Creating a broader value equation for clients and extending our lead in Canada • Accelerating growth in the U.S. – our second home market • Investing in talent and enhancing our brand as an employer of choice • Playing an active leadership role in accelerating the transition to net-zero emissions Delivering on these priorities while continuing to manage expenses and improve our efficiency will support our transformation and ongoing investments to future proof our bank and widen the gap with the competition. Creating a broader value equation for clients, underpinned by significant digital investment, and extending our lead in Canada At RBC, we have a strong vision for the future. We know that to remain successful requires us to operate in two worlds – our traditional businesses and the pivot to a far more digital world. Doing so takes more innovation, integration, and breaking down business silos of what we do so we can redefine relationships and create more value for our clients and deepen relationships. We do this in three main ways: • Digitally enabled, client-centric advice and insights As a leader in harnessing the power of artificial intelligence (AI) solutions, for years we’ve been empowering clients, simplifying and digitizing their interactions with us – saving them time, adding convenience and delivering meaningful value and insights which has fostered stronger relationships. AI-based solutions like NOMI® deliver personalized services tailored to individual banking needs and NOMI Find & Save®, for instance, has helped clients save an average of more than $420 per month in fiscal 2021. Since the launch of NOMI®, close to 2 billion insights have been viewed by clients through RBC’s mobile app. MyAdvisor® is our online financial planning platform that enables our clients to receive insights and counsel in real time. Since its launch in 2017, more than 2.8 million clients have activated their personalized investment plans. For our institutional clients, Capital Markets’ AI-based electronic platform, Aiden™, executes trades based on live market data, and dynamically adjusts to new information and learnings from each of its previous actions. Since its inception in March 2018, there have been more than four billion shares and US$158 billion of notional volumes traded through Aiden™. Royal Bank of Canada: Annual Report 2021 9

MESSAGE FROM DAVE McKAY • Delivering more value We are continually focused on providing clients with more value for money, and rewarding them for the depth and breadth of their relationship with us, and extending unique offers through the power of our partnerships. Through RBC Vantage™, our enhanced everyday banking value proposition in Canada, clients can use their personal debit cards to earn RBC Rewards® points and have more ways to save on monthly account fees. RBC Ampli™, our consumer cash-back app, allows us to increasingly partner with merchants across Canada to provide even more value to our retail and business clients. We have expanded our slate of partners who continue to be a differentiator for RBC, adding 43 new merchants in 2021, including Lyft, McDonald’s, Lowe’s, and other leading retailers. • Moving Beyond Banking Another differentiated element of our strategy is building ecosystems that go beyond banking to enable RBC to participate in a broader part of the client journey and value chain – reimagining our business and the role we play. In 2021, we continued the momentum in our RBC Ventures business, with 14 Ventures in market, six moved to national scale, and several others in validation mode or development. These Ventures have attracted over four million registered users, or new connections with RBC that go beyond banking in three core ecosystems – business, home and new to banking. One example is in the increasingly competitive Canadian commercial and small business segment. Several of these capabilities are made in RBC proprietary solutions. Ownr®, an RBC Venture, has helped over 55,000 entrepreneurs launch their businesses using its online platform, including over 26,000 this year, while driving a significant proportion of our small business acquisition. With RBC Insight Edge™, our business clients can leverage aggregated data to gain relevant insights into their markets to enable them to attract more clients. We have also made investments in building a digital platform with enriched payments and cash management capabilities for our business clients. RBC PayEdge™ helps our clients save time and money with a secure solution for automating the accounts payable and reconciliation process. This expanded ecosystem approach and continuum of offerings allows us to support our clients and attract new ones with differentiated advice and solutions, and creates competitive advantages for RBC that will help enable us to extend our lead in Canada and grow at a premium to peers. Accelerating growth in the U.S. – our second home market RBC has a unique and differentiated strategy in the U.S. – to be the preferred partner to corporate, institutional and high net worth clients and their businesses through our core client franchises – City National Bank, U.S. Wealth Management and Capital Markets. We’ve been consistently executing on our client-centric approach, leveraging the strength of RBC’s balance sheet to support clients and making ongoing investments in talent and technology to support future growth. For example, at City National, we’ve added US$14 billion in loans over the last two years, including over US$5 billion in mortgages. In U.S. Wealth Management, we’re the sixth largest advisory firm by AUA and we added over US$130 billion of AUA, growing client assets 30% year-over-year and surpassing US$550 billion for the first time. And, in Capital Markets, we’re the 11th largest global investment bank by fees and continue to deepen relationships with clients and earn high-quality mandates. Throughout, we’ve consistently added talent to our platform, including ultra high net worth private banking teams in high growth regions, including on the U.S. east coast and in our core California markets, experienced financial advisors, and investment bankers in key verticals, such as technology, healthcare and aerospace. Looking forward, we believe we are well-positioned to accelerate growth by deepening relationships in our core franchises to deliver our full expertise to all our clients, including in key sectors like entertainment. We will also focus on driving greater cross-sell, such as through mortgages and banking into wealth management, and expanding other growth vectors such as our recently launched mid-market corporate banking strategy which has already booked US$1.8 billion in new commitments in the first year. Finally, as we pursue our growth ambitions in the U.S., RBC will also consider highly targeted acquisitions to augment our strong organic growth strategies or enhance our existing capabilities, provided there is a near- and long-term view to shareholder value creation. Investing in talent and enhancing our brand as an employer of choice Our focus on attracting and retaining the people and capabilities needed to propel us forward in the world of work is underpinned by our Purpose-led values and unique culture. Key to our success is continuing to foster a diverse and inclusive culture that celebrates unique perspectives and embraces the power of diversity to drive innovation and growth. We have established ourselves as a change leader on diversity and are exceeding the goals we set for hiring BIPOC youth and investing in Black entrepreneurship. We’ve made significant progress on BIPOC executive appointments, which represented 43% of appointments in 2021, up from 23% in 2020, surpassing our goal of 30% for the year. And we’ve focused on advancing women in leadership, with women representing 41% of executive appointments and 54% of promotions. 10 Royal Bank of Canada: Annual Report 2021

Accelerating growth in the U.S. Looking forward, we’re well positioned to accelerate growth by deepening relationships in our core franchises to deliver our full expertise to all our clients. Our success as a leading digitally enabled relationship bank means building and hiring skills, such as data, design, app development and product ownership, enabling RBC to create seamless and exceptional client experiences. Through the pandemic, it has become even more important to attract and retain these skills, and our efforts resulted in over 600 digital hires in 2021, with an offer acceptance rate of 95%. We also expanded our existing Tech Hubs and announced plans to welcome 300 tech employees over the next three years to a new Calgary Innovation Hub. As we transition into the future world of work, we’re increasing our investments in talent, including leadership growth and development, and enhancing the overall employee experience. This includes challenging assumptions about how and where work is done. Teams across RBC are establishing work arrangements that best match their needs and strategies, with an objective to hold onto the best of everything we’ve learned over the past 18 months, while recapturing what we’ve missed from our pre-pandemic world. We’re also transforming the way we deliver learning experiences and development programs by expanding virtual offerings and micro-learning resources, along with creating more meaningful connections through coaching and mentoring opportunities. Underpinning our commitment to supporting our people is a greater focus on mental health and well-being to enable employees to achieve their goals and thrive in an increasingly complex world. Finally, as a strong believer in the power of work-integrated learning, RBC provides meaningful, paid work experiences to students from high school to post-graduate programs. More than 2,000 students joined us in 2021, and we remain committed to continuing to grow the next generation of talent. Playing an active leadership role in accelerating the transition to net-zero emissions Climate is a complex issue and one of the most pressing of our age. It presents risk but also opportunity. Global plans to drastically reduce greenhouse gas emissions down to net-zero by 2050 requires the largest change to our economies in our lifetime, change that RBC is fully committed to supporting. RBC believes we need to make this transition in an orderly fashion so we create prosperity for society rather than destroy industries and sectors that our economies and social fabric rely upon. RBC will engage through our people and capabilities in every sector and community to address climate change in four key ways: eliminate our own emissions; support our clients with transition financing; monitor and measure our clients’ progress; and, be a leader within Canada to advance climate solutions through thought leadership and policy for change and active partnerships across public and private sectors, technology experts and Indigenous leadership. We have committed $500 billion in sustainable financing by 2025 and are well on our way to meeting this commitment. Through a wide range of products, services and advice, we will continue to help our personal, commercial and institutional clients across all sectors and regions where we operate, establish and accelerate their climate plans, achieve their goals and adapt to net-zero. How we collectively make the transition is just as important as the destination itself. Getting this transition right will not be easy, but we must move forward together with a sense of urgency and thoughtful action. RBC is well-positioned to build on our Purpose and performance RBC enters 2022 with market-leading client franchises in our core businesses and key markets. A world-renowned brand, an engaged workforce, and a culture recognized for elevating the performance of our people. And our financial discipline, risk management culture and robust capital position provides the foundation to deliver sustainable growth for the long-term. We will continue to align our Purpose with performance to grow RBC in a more inclusive, sustainable world, and create value for all of our stakeholders – clients, employees, communities, and shareholders. As we move forward, we will continue to leverage the size and strength of our balance sheet to support our clients. And we believe that our “bionic” blend of great people and technology will remain a key success factor, creating differentiated offerings and solutions that attract new clients and deepen existing relationships. We will continue to prioritize a disciplined focus on expense management to remain financially and strategically flexible. We will also continue to prioritize investments to accelerate growth, and sustain leadership in areas of strategic focus. By doing so, we can find new and engaging ways to fulfill our Purpose. Our continued momentum is the result of our tremendous employees, and the oversight and counsel of our Board. I am so thankful for everything they do. David McKay President and Chief Executive Officer Royal Bank of Canada: Annual Report 2021 11

MESSAGE FROM KATIE TAYLOR In a year largely defined by the ongoing uncertainty of the global pandemic, RBC’s performance revealed its core strengths and competitive advantages. A mix of industry-leading franchises, diversified across business segments and geographies, generated earnings of $16.1 billion for fiscal 2021. The bank’s financial discipline, risk management culture as well as robust capital position provided a solid foundation for growth today and into the future. RBC’s talented team of more than 87,000 people around the world — inspired by Purpose, guided by values and empowered by technology — created the differentiated client experiences that the bank is known for. Their efforts also helped to fulfill the promises RBC makes in the communities in which it serves. Providing this kind of certainty to all of our stakeholders, especially in a time of great change and disruption, reinforced the trust and confidence our stakeholders have in the bank. Indeed, over the past year RBC employees could count on the bank’s unwavering commitment to prioritize their safety, health and well-being, and to sustain a work environment that empowers people to be their best. Millions of clients also relied on RBC to place their wants and needs at the centre of everything we do, and to find new ways to create value for them. Indeed, as Dave McKay points out in his letter, in a year of uncertain and rapidly evolving circumstances, client activity levels were strong and demand high across business lines, reflecting the trust they placed in RBC in 2021. And, at the same time thousands of communities looked to RBC to help create a more inclusive, sustainable and prosperous future. We are especially proud of the bank’s conscious choice to lead on issues that matter most to those we serve. In particular, Dave McKay has been a catalyst for important policy discussions on re-imagining the post-pandemic economy, a vocal advocate for small- and medium-sized businesses, and a strong promoter of an orderly transition to a net-zero world. In combination, these commitments help explain why the bank’s engaged workforce continued to earn high satisfaction levels with clients, deliver market-leading results in business volume and market share growth, and build momentum in areas of strategic importance, including in the United States. These efforts have also driven superior shareholder returns. Indeed, over three- and five- year periods, the bank’s Total Shareholder Return has outperformed its global peers. For the Board, the vast majority of our work was still done remotely in 2021, as we stayed agile to support management in the first full year of the pandemic. But importantly, we never lost sight of our agenda and core responsibilities to ensure RBC has the right strategy and execution, talent and risk management to deliver value in the near- and longer-term. We engaged with management on all businesses and, in some cases, subset of businesses to ensure plans were carefully developed. The bank’s approach to its climate action plan was an important area of focus in 2021. This included evaluating the bank’s strategy and ensuring its clarity and viability. It also included an assessment of the measurement and milestones necessary to gauge meaningful progress in the years ahead. In aligning the net-zero ambitions of the bank with the needs of society, we are collectively in a better position to serve the broader goal of an orderly — and inclusive — transition to a cleaner economy. To this end, the central tenets of our plan are designed to support clients in their own net-zero journey, be publicly accountable for our actions, including financed emissions, and contribute ideas on how we can move forward together in a coordinated way. Kathleen Taylor Chair of the Board The Board continued its work on succession planning for senior management. Directors regularly engaged with senior managers to maintain our connection with high-potential leaders, either through special Board presentations or dedicated sessions. Last year, we also focused on the orderly transition of the bank’s new Chief Financial Officer, the assumption of responsibilities for RBC Ventures by the Group Head, Personal & Commercial Banking, as well as the appointment of a Chief Legal Officer, reporting to our CEO. These changes build strength and capacity in our senior executive team while reinforcing the bank’s ongoing efforts to enhance its diversity. On matters related to diversity and inclusion, the symmetry between management and the Board is paramount, as it helps create a holistic approach to advance the bank’s goals. In 2021, the appointment of Roberta Jamieson to our Board underscores the inherent value in bringing more voices from different backgrounds to our table. Heading into 2022, I am proud to say 46% of Board members are women, and 23% are Black, Indigenous and People of Colour. Promoting strong risk conduct and embedding a risk management culture throughout RBC are also key priorities for the Board. In 2021, the Board carefully assessed whether management’s plans appropriately balance strategic opportunities with risk discipline and we continued to provide oversight on key regulatory matters where RBC operates. The overall strength of our portfolios speak to the soundness of our risk strategy and execution. An array of awards and accolades highlight the success of the bank’s efforts last year, some of which are cited in the preceding pages. I am most proud of what these recognitions say about how the bank’s highly engaged teams make meaning of RBC’s Purpose every day. Our gratitude goes out to each and every employee, especially those on the frontlines, who never lost focus on serving others, even as the global pandemic continued to pose risks to them and their communities. Indeed, the collective actions reveal the kind of organization RBC is and aspires to be – ever-present, empathic and responsive to help our clients thrive and communities prosper. I join Dave in saying the collective response of RBC employees was my greatest point of pride in 2021. I also want to express my gratitude to each RBC Director for their invaluable insight and counsel, and acknowledge the important contributions of Alice Laberge, Michael McCain and Heather Munroe-Blum, who retired from our Board in 2021. On behalf of the RBC Board, I also want to convey our confidence in, and support for, Dave McKay and his executive team. In 2021, their leadership reinforced the considerable strengths RBC possesses to create value for its clients, employees, communities, and shareholders as the bank brings its Purpose to life in everything it does. Kathleen Taylor Chair of the Board 12 Royal Bank of Canada: Annual Report 2021

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2021, compared to the preceding fiscal year. This MD&A should be read in conjunction with our 2021 Annual Consolidated Financial Statements and related notes and is dated November 30, 2021. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2021 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this 2021 Annual Report, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, climate related goals, the Economic, market, and regulatory review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the Strategic priorities and Outlook sections for each of our business segments, the risk environment including our credit risk, market risk, liquidity and funding risk, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, financial results, condition and objectives and on the global economy and financial market conditions and includes our President and Chief Executive Officer’s statements. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of this 2021 Annual Report including business and economic conditions, information technology and cyber risks, environmental and social risk (including climate change), digital disruption and innovation, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third-party related risks, regulatory changes, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy, financial market conditions and our business operations, and financial results, condition and objectives. In addition, as we work to advance our climate goals, external factors outside of RBC’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, technological advancements, the evolution of consumer behaviour, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this 2021 Annual Report are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of this 2021 Annual Report.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            13

Overview and outlook

Selected financial and other highlights	Table 1

(Millions of Canadian dollars, except per share, number of and percentage amounts)	2021	2020	2021 vs. 2020 Increase (decrease)
Total revenue	$49,693	$47,181	$2,512	5.3%
Provision for credit losses (PCL)	(753)	4,351	(5,104)	(117.3)%
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	3,891	3,683	208	5.6%
Non-interest expense	25,924	24,758	1,166	4.7%
Income before income taxes	20,631	14,389	6,242	43.4%
Net income	$16,050	$11,437	$4,613	40.3%
Segments – net income
Personal & Commercial Banking	$7,847	$5,087	$2,760	54.3%
Wealth Management (1)	2,626	2,154	472	21.9%
Insurance	889	831	58	7.0%
Investor & Treasury Services	440	536	(96)	(17.9)%
Capital Markets	4,187	2,776	1,411	50.8%
Corporate Support (1)	61	53	8	n.m.
Net income	$16,050	$11,437	$4,613	40.3%
Selected information
Earnings per share (EPS) – basic	$11.08	$7.84	$3.24	41.3%
– diluted	11.06	7.82	3.24	41.4%
Return on common equity (ROE) (2)	18.6%	14.2%	n.m.	440 bps
Average common equity (2)	$84,850	$78,800	$6,050	7.7%
Net interest margin (NIM) – on average earning assets, net (3)	1.48%	1.55%	n.m.	(7) bps
PCL on loans as a % of average net loans and acceptances	(0.10)%	0.63%	n.m.	(73) bps
PCL on performing loans as a % of average net loans and acceptances	(0.20)%	0.39%	n.m.	(59) bps
PCL on impaired loans as a % of average net loans and acceptances	0.10%	0.24%	n.m.	(14) bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.31%	0.47%	n.m.	(16) bps
Liquidity coverage ratio (LCR) (4)	123%	145%	n.m.	(2200) bps
Net stable funding ratio (NSFR) (5)	116%	n.a.	n.a.	n.a.
Capital ratios and Leverage ratio (6)
Common Equity Tier 1 (CET1) ratio	13.7%	12.5%	n.m.	120 bps
Tier 1 capital ratio	14.9%	13.5%	n.m.	140 bps
Total capital ratio	16.7%	15.5%	n.m.	120 bps
Leverage ratio	4.9%	4.8%	n.m.	10 bps
Selected balance sheet and other information (7)
Total assets	$1,706,323	$1,624,548	$81,775	5.0%
Securities, net of applicable allowance	284,724	275,814	8,910	3.2%
Loans, net of allowance for loan losses	717,575	660,992	56,583	8.6%
Derivative related assets	95,541	113,488	(17,947)	(15.8)%
Deposits	1,100,831	1,011,885	88,946	8.8%
Common equity	91,983	80,719	11,264	14.0%
Total risk-weighted assets	552,541	546,242	6,299	1.2%
Assets under management (AUM) (3)	1,008,700	843,600	165,100	19.6%
Assets under administration (AUA) (3), (8)	6,347,300	5,891,200	456,100	7.7%
Common share information
Shares outstanding (000s) – average basic	1,424,343	1,423,915	428	0.0%
– average diluted	1,426,735	1,428,770	(2,035)	(0.1)%
– end of period	1,424,525	1,422,473	2,052	0.1%
Dividends declared per common share	$4.32	$4.29	$0.03	0.7%
Dividend yield (3)	3.8%	4.7%	n.m.	(90) bps
Dividend payout ratio (3)	39%	55%	n.m.	(1600) bps
Common share price (RY on TSX) (9)	$128.82	$93.16	$35.66	38.3%
Market capitalization (TSX) (9)	183,507	132,518	50,989	38.5%
Business information (number of)
Employees (full-time equivalent) (FTE)	85,301	83,842	1,459	1.7%
Bank branches	1,295	1,329	(34)	(2.6)%
Automated teller machines (ATMs)	4,378	4,557	(179)	(3.9)%
Period average US$ equivalent of C$1.00 (10)	$0.796	$0.744	$0.052	7.0%
Period-end US$ equivalent of C$1.00	$0.808	$0.751	$0.057	7.5%

(1)

Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.

(2)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.

(3)	See Glossary for composition of this measure.
(4)

LCR is the average for the three months ended for each respective period and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guidance. For further details, refer to the Liquidity and funding risk section.

(5)

Beginning in Q1 2021, OSFI requires Canadian Domestic Systemically Important Banks (D-SIBs) to disclose the NSFR on a prospective basis. The NSFR is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section.

(6)	Capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline.
(7)	Represents year-end spot balances.
(8)	AUA includes $15 billion and $3 billion (2020 – $16 billion and $7 billion) of securitized residential mortgages and credit card loans, respectively.
(9)	Based on TSX closing market price at period-end.
(10)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable
n.m.	not meaningful

14             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

About Royal Bank of Canada

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 87,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

Our business segments are described below.

Personal & Commercial Banking

Provides a broad suite of financial products and services in Canada, the Caribbean and the U.S. Our commitment to building and maintaining deep and meaningful relationships with our clients is underscored by the breadth of our product suite, our depth of expertise, and the features of our digital solutions.

Wealth Management

Serves affluent, high net worth (HNW) and ultra-high net worth (UHNW) clients from our offices in key financial centres mainly in Canada, the U.S., the United Kingdom (U.K.), Europe, and Asia. We offer a comprehensive suite of investment, trust, banking, credit and other advice-based solutions. We also provide asset management products to institutional and individual clients through our distribution channels and third-party distributors.

Insurance	Offers a wide range of life, health, home, auto, travel, wealth, annuities, reinsurance advice and solutions, as well as business insurance solutions, to individual, business and group clients.

Investor & Treasury Services

Provides asset servicing, custody, payments and treasury services to financial and other investors worldwide. Trusted with over $4 trillion in assets under administration, and with offices in 16 countries in North America, Europe, the U.K., and Asia-Pacific, our focus is on safeguarding client assets and simplifying our clients’ operations in support of their growth.

Capital Markets

Provides expertise in advisory & origination, sales & trading, and lending & financing to corporations, institutional investors, asset managers, private equity firms and governments globally. We serve clients from 58 offices in 14 countries across North America, the U.K. & Europe, and Australia, Asia & other regions.

Corporate Support

Corporate Support consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function.

Vision and strategic goals

Our business strategies and actions are guided by our vision, “To be among the world’s most trusted and successful financial institutions.” Our three strategic goals are:

•	In Canada, to be the undisputed leader in financial services;
•	In the U.S., to be the preferred partner to corporate, institutional and high net worth clients and their businesses; and
•	In select global financial centres, to be a leading financial services partner valued for our expertise.

For our progress in 2021 against our business strategies and strategic goals, refer to the Business segment results section.

Economic, market and regulatory review and outlook – data as at November 30, 2021

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Economic and market review and outlook

While the global economic recovery has continued, momentum has waned amid ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. Reopening of economies and the significant fiscal and monetary policy stimulus put in place to support the recovery are contributing to stronger GDP growth and improved labour market conditions globally, though this remains uneven. Although increasing vaccination rates are expected to support a continued economic recovery, exceptional government support programs have begun to wind down, and uncertainty remains regarding the emergence and progression of new variants of COVID-19 and the potential impact of vaccine hesitancy. Supply chain disruptions, rising business input costs, and labour shortages are also limiting the pace of further improvement, particularly in goods-producing industries, and adding to rising inflation concerns.

Canada

Canadian GDP is expected to increase by 5.1% in calendar 2021 following a 5.2% contraction in calendar 2020. Activity in high-contact service sectors like restaurants and accommodations improved over the summer as provincial economies reopened, although travel-related industries remain depressed relative to pre-pandemic levels. Output on the goods-producing side of the economy is being constrained by ongoing supply chain disruptions. Consumer price growth has accelerated as the economy

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            15

reopened, and higher business input costs driven by rising demand and supply chain disruptions are threatening further increases at above pre-pandemic rates through calendar 2022. Although the unemployment rate remained above pre-pandemic levels at 6.7% in October, labour markets have improved substantially since the onset of the COVID-19 pandemic and are expected to continue to improve into 2022. While government support programs have begun to wind down, household purchasing power continues to be supported by large amounts of savings. An improved economic growth backdrop and above-target inflation rates are expected to prompt the Bank of Canada (BoC) to begin raising interest rates in calendar 2022. GDP is expected to increase a further 4.3% in calendar 2022. Despite substantial improvement to date, the economy has yet to fully recover from the impacts of the pandemic, particularly in the high-contact and travel service sectors.

U.S.

U.S. GDP is expected to increase 5.5% in calendar 2021 after a 3.4% contraction in calendar 2020. The pace of the economic recovery slowed over the summer amid ongoing supply chain disruptions and the continued spread of COVID-19 in some regions. While employment remains well below pre-pandemic levels, labour markets have continued to improve with the unemployment rate declining to 4.6% in October, down from 6.9% a year earlier. Consumer spending on goods has declined from elevated levels in the spring of 2021 but spending on services has increased as spending rotates away from merchandise and back to leisure and hospitality services that have been in many cases unavailable through the pandemic. Households have accumulated substantial savings, in part due to exceptional government income transfers, to support a further recovery in spending as the virus threat continues to ease. Consumer prices have increased sharply as the economy has re-opened. Higher business input costs and expected further growth in household demand are increasing the risk that inflation growth will persist at rates above pre-pandemic levels for longer than expected. The Federal Reserve (Fed) has committed to maintaining extraordinary policy support until the economic slack is fully absorbed and the labour market has recovered. The Fed is expected to begin the process of raising interest rates in calendar 2022.

Europe

Euro area GDP is expected to rise by 5.2% in calendar 2021 following a 6.5% drop in calendar 2020, amid lifting of most containment measures across member states. Similarly, U.K. GDP is projected to rise by 7.1% in calendar 2021 after a larger 9.7% decline in 2020. Labour market conditions also improved throughout the year, both in the U.K. and Euro area. While labour shortages and supply chain challenges continue to curtail businesses’ abilities to increase production to meet rising demand, leading to inflation concerns, a further economic rebound in both the Euro area and the U.K. is expected in calendar 2022, though likely at a slower pace relative to 2021 in light of these challenges. In the U.K., the Bank of England is expected to begin raising interest rates before the end of calendar 2021, while the European Central Bank (ECB) is expected to hold policy rates through calendar 2022.

Financial markets

Government bond yields remain low but have risen in the latter half of calendar 2021 as the global economic recovery has continued and inflation rates have risen. Equity markets have broadly continued to improve, supported by the positive economic outlook, and prices for some raw materials, including crude oil, have increased to well above pre-pandemic levels reflecting limited supply and rising demand as the virus threat eases globally.

Regulatory environment

We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements, while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of this 2021 Annual Report. A summary of the additional regulatory changes instituted by governments globally and by OSFI in response to the COVID-19 pandemic are included in the Impact of COVID-19 pandemic and Capital management sections of this 2021 Annual Report.

For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of this 2021 Annual Report. For further details on our framework and activities to manage risks, refer to the Impact of COVID-19 pandemic, risk and Capital management sections of this 2021 Annual Report.

Defining and measuring success through total shareholder returns

Our focus is to maximize total shareholder returns (TSR) through the achievement of top half performance compared to our global peer group over the medium-term (3-5 years), which we believe reflects a longer-term view of strong and consistent financial performance.

Maximizing TSR is aligned with our three strategic goals discussed earlier and we believe represents the most appropriate measure of shareholder value creation. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. The absolute size of TSR will vary depending on market conditions, and the bank’s position reflects the market’s perception over a period of time of our overall performance relative to our peers.

Financial performance objectives are used to measure our performance against our medium-term TSR objectives and are used as goals as we execute against our strategic priorities. We review and revise these financial performance objectives as economic, market and regulatory environments change.

16             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

The following table provides a summary of our 3-year and 5-year performance against our medium-term financial performance objectives:

Financial performance compared to our medium-term objectives	Table 2

Medium-term objectives (1)	3-year (2)	5-year (2)
Diluted EPS growth of 7% +	10%	10%
ROE of 16% +	16.5%	16.8%
Strong capital ratio (CET1) (3)	12.8%	12.1%
Dividend payout ratio 40% – 50%	47%	46%

(1)	A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment.
(2)	Diluted EPS growth is calculated using a Compound Annual Growth Rate (CAGR). ROE, CET1 and dividend payout ratio are calculated using an average.
(3)	For further details on the CET1 ratio, refer to the Capital management section.

Our 3-year and 5-year medium-term financial performance objectives will remain unchanged in fiscal 2022.

We compare our TSR to that of a global peer group approved by our Board of Directors (the Board). The global peer group consists of the following 9 financial institutions:

•	Canadian financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, The Bank of Nova Scotia, and Toronto-Dominion Bank.
•	U.S. banks: JPMorgan Chase & Co. and Wells Fargo & Company.
•	International banks: Westpac Banking Corporation.

Medium-term objectives – 3- and 5-year TSR vs. peer group average	Table 3

	3-year TSR (1)	5-year TSR (1)
Royal Bank of Canada	16%	13%
	Top half	Top half
Peer group average (excluding RBC)	14%	12%

(1)	The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2018 to October 31, 2021 and October 31, 2016 to October 31, 2021.

Common share and dividend information	Table 4

For the year ended October 31	2021	2020	2019	2018	2017
Common share price (RY on TSX) – close, end of period	$128.82	$93.16	$106.24	$95.92	$100.87
Dividends paid per share	4.32	4.26	4.00	3.70	3.40
Increase (decrease) in share price	38.3%	(12.3)%	10.8%	(4.9)%	20.4%
Total shareholder return	43.8%	(8.4)%	15.2%	(1.0)%	25.0%

Impact of COVID-19 pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. The breadth and depth of the impact of the COVID-19 pandemic on the global economy and financial markets has continued to evolve with disruptive effects in countries in which we operate and beyond, while also contributing to increased market volatility and changes to the macroeconomic environment. In addition, the COVID-19 pandemic has continued to affect our employees, clients and communities, with resultant impacts on our operations, financial results and present and future risks to our business.

Measures to contain the spread of COVID-19, including business closures, social distancing protocols, travel restrictions, school closures, quarantines, and restrictions on gatherings and events, have been widespread. These measures have had and continue to have extensive implications for the global economy, including the pace and magnitude of recovery, as well as on related market functions, unemployment rates, inflation, fiscal and monetary policies and supply chains. As the COVID-19 pandemic evolves, including through the emergence and progression of new variants of COVID-19 in different regions, governments continue to adjust their response and approach to the pandemic. While rising vaccination rates have supported a substantial or full easing of containment measures in some regions, progress towards re-opening has been accompanied by resurgences in the spread of COVID-19 and the re-imposition of restrictions in other regions. Consequently, the extent of containment measures and progress towards reopening continues to vary and fluctuate across regions. Despite positive developments, uncertainty remains regarding new variants of COVID-19, the potential impact of vaccine hesitancy, and global vaccine supply and availability, including uneven vaccine access across regions. All of these factors contribute to the uncertainty regarding the timing of a full recovery. Moreover, the COVID-19 pandemic, the containment measures and the phased reopening approach taken in many regions could have longer-term effects on economic and commercial activity and consumer behaviour after the COVID-19 pandemic recedes and containment measures are fully lifted. In conjunction with the COVID-19 pandemic containment measures, governments, regulatory bodies, central banks and private organizations around the globe have provided and continue to provide unprecedented relief programs and temporary measures to facilitate the continued operation of the global economy and financial system, all of which are intended to provide support to individuals and businesses. While some programs and temporary measures have come to an end, others remain in place or have continued to be developed in an effort to support the overall economy. We expect that governments, regulatory bodies, central banks and private organizations will continue to assess the need for these programs and measures.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            17

For further details on these measures and their impact on us, refer to Impact of pandemic risk factor and Relief program sections outlined below as well as the risk and Capital management sections of this 2021 Annual Report.

In addition to the broad impacts of the COVID-19 pandemic on our employees, clients, communities and operations, the COVID-19 pandemic has impacted and may continue to impact our financial results. Results across all of our business segments have been and continue to be impacted to varying degrees by downstream implications from changes in the macroeconomic environment, including lower interest rates, changes in consumer spending patterns, market volatility, fluctuations in credit spreads, as well as other impacts including changes in credit risk, increased client-driven volumes and changes in operating costs. Notwithstanding these challenges, our financial results and condition amid these challenges demonstrate the resilience of our capital and liquidity positions, which have been bolstered by our position of strength at the time of entering this crisis and throughout fiscal 2020 and 2021.

We are closely monitoring the potential effects and impacts of the COVID-19 pandemic. Given the uncertainty of the extent and duration of the COVID-19 pandemic and its impacts on the economy and society as a whole, as well as the timeline of the transition to a fully reopened economy, the future impact on our businesses and our financial results and condition remains uncertain.

Impact of pandemic risk factor

Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on our business, including changes to the way we operate, and on our financial results and condition. The spread of the COVID-19 pandemic, given its severity and scale, has affected and may continue to adversely affect our business and our clients to varying degrees, and also continues to pose risks to the global economy. At the onset of the COVID-19 pandemic, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, school closures, quarantines, and restrictions on gatherings and events. While rising vaccination rates have supported a substantial or full easing of containment measures in a number of regions, the extent of containment measures and progress towards reopening continues to vary and fluctuate across different regions. As a result, containment measures continue to impact the macroeconomic environment and global economic activity, including the pace and magnitude of recovery. As the impacts of the COVID-19 pandemic continue to evolve, the prolonged effects of the disruption continue to have an impact on our business strategies and initiatives, and could adversely affect our financial results.

Governments, monetary authorities, regulators and financial institutions, including us, have taken and continue to take actions in support of the economy and financial system. These actions include fiscal, monetary and other financial measures to increase liquidity, and provide financial aid to individual, small business, commercial and corporate clients. We expect that these governments, monetary authorities, regulators, and institutions will continue to assess the need for these programs and measures. Additionally, we implemented various temporary relief programs beyond the available government programs to further support our clients in financial need. Although the temporary relief programs have largely concluded, we have assessed and will continue to assess the needs of each individual client and continue to provide support to clients on a case by case basis. For more information on these programs, refer to the Relief programs, Liquidity and funding risk and Capital management sections.

Uncertainty remains as to the full impacts of the COVID-19 pandemic on the global economy, financial markets, and us, including on our financial results, regulatory capital and liquidity ratios and ability to meet regulatory and other requirements. The ultimate impacts will depend on future developments that are highly uncertain and cannot be predicted, including the scope, severity, duration and additional subsequent waves of the COVID-19 pandemic, as well as the effectiveness of actions and measures taken by government, monetary and regulatory authorities and other third parties. Despite positive developments, uncertainty remains regarding new variants of COVID-19, the potential impact of vaccine hesitancy, and global vaccine supply and availability, including uneven vaccine access.

The COVID-19 pandemic has and may continue to result in disruptions to some of our clients and the way in which we conduct our business and could continue to adversely impact our business operations and the quality and continuity of service to clients. We have taken proactive measures through our business continuity plans to adapt to the ongoing work from home arrangements and carefully plan the return to premise for some of our employees, and are maintaining our focus on the well-being of our employees and our ability to serve clients.

In addition to the impact that the COVID-19 pandemic has had and continues to have on our business, it may also continue to increase financial stress, possibly arising from support programs coming to an end, on some of our clients. This, in conjunction with operational constraints due to the impacts of social distancing, could lead to increased pressure on the financial performance of some of our clients, which, to some extent, creates uncertainty around potential future expected credit losses for us.

If the COVID-19 pandemic is further prolonged, including the possibility of additional subsequent waves, or further diseases emerge that give rise to similar effects, the adverse impact on the economy could deepen and could potentially result in volatility and declines in financial markets. Moreover, it remains uncertain how the macroeconomic environment, and societal and business norms will be impacted following the COVID-19 pandemic. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may also have adverse impacts on our financial results and condition, business operations and reputation, for a substantial period of time.

We are closely monitoring the potential continued effects and impacts of the COVID-19 pandemic, which continues to be an evolving situation.

In virtually all aspects of our operations, our view of risks is not static as our business activities expose us to a wide variety of risks. Consistent with our Enterprise Risk Management Framework (ERMF), we actively manage our risks to help protect and enable our businesses. Additionally, we continue to evaluate the impacts that the COVID-19 pandemic has had and continues to have on our business, including the impact on our top and emerging risks, operational and reputational risks as well as credit, market and liquidity and funding risks. For further details on our Top and emerging and Operational risks, refer to the risk sections in this 2021 Annual Report.

Relief programs

In response to the COVID-19 pandemic, several government programs have been developed to provide financial aid to individuals and businesses, which include wage replacement for individuals, wage subsidies and rent relief for businesses, and lending

18             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

programs for businesses, which we are administering for our clients. To further support our clients in financial need, various temporary relief programs were launched beyond the available government programs.

RBC relief programs

During the second quarter of 2020, we announced the RBC Client Relief program which aimed to provide relief for clients impacted by the COVID-19 pandemic. The RBC Client Relief program for the majority of our commercial and small business clients closed on June 30, 2020 and loan deferrals within the program closed for retail clients on September 30, 2020. Payment deferral periods for clients that participated in these programs largely concluded by the end of the second quarter of 2021, however we have assessed and will continue to assess the needs of each individual client and continue to provide support to clients on a case by case basis.

Government programs in response to the COVID-19 pandemic

Government of Canada

Commencing in the second quarter of 2020, the Department of Finance Canada announced new programs and revisions to existing programs to help support the functioning of markets and finance businesses while ensuring the financial sector remains sound, well-capitalized and resilient, in light of the impact of the COVID-19 pandemic. To support businesses experiencing cash flow challenges during this unprecedented time, the Canadian Federal government established the following significant programs in which Canadian financial institutions are assisting with financial relief:

•

The Canada Emergency Business Account (CEBA) – Under this program, Canadian banks were able to facilitate interest-free loans of up to $60,000 to existing eligible small business clients as a source of liquidity for immediate operating costs. The loans were funded by the Government of Canada, with the Canadian banks retaining no credit risk. The application window for the CEBA program closed on June 30, 2021.

•

Export Development Canada (EDC) Business Credit Availability Program Guarantee – Under this program, Canadian banks are able to provide existing eligible mid-sized and large business clients, focused on both export oriented and domestic sales-based businesses, with loans of up to $6.25 million to support short-term liquidity needs. These loans must be used for certain operating costs and are 80% guaranteed by the EDC. On June 2, 2021, the EDC announced that the application deadline for this program has been extended to December 31, 2021.

•

Business Development Canada (BDC) Co-Lending Program – Under this program, the BDC and Canadian banks jointly provide loans, which are funded based on an 80%/20% split, respectively, to eligible business clients of up to $6.25 million to meet their operational and liquidity needs. The maximum loan varies by the size of the business and may be structured with an interest-only payment obligation for the first year. On June 2, 2021, the BDC announced that the application deadline for this program has been extended to December 31, 2021.

•

BDC Mid-Market Financing Program – Under this program, the BDC and Canadian banks provide loans, which are funded based on a 90%/10% split, respectively, to eligible mid-sized business clients ranging between $12.5 million and $60 million to meet their operational and liquidity needs. On June 2, 2021, the BDC announced that the application deadline for this program has been extended to December 31, 2021.

•

EDC Mid-Market Guarantee and Financing Program – Under this program, Canadian banks are able to provide existing eligible mid-sized and large business clients, focused on both export oriented and domestic sales-based businesses, with loans ranging from $12.5 million to a maximum of $80 million for terms up to 5 years, to support their liquidity needs. These loans must be used for certain operating costs and are 75% guaranteed by the EDC. On June 2, 2021, the EDC announced that the application deadline for this program has been extended to December 31, 2021.

•

On January 26, 2021, the Canadian Federal government announced the BDC Highly Affected Sectors Credit Availability Program (HASCAP). Under this program, Canadian banks are able to provide low-interest loans ranging from $25,000 to $1 million to businesses that have been heavily impacted by the COVID-19 pandemic to cover operational cash flow needs. Loans funded under this program are fully guaranteed by the BDC. The application deadline for this program has been extended from June 30, 2021 to December 31, 2021.

As at October 31, 2021, we have facilitated the administration of relief to more than 203,100 clients (July 31, 2021 – 200,900) who have enrolled in the Canadian federal government programs, with corresponding exposures of $12 billion (July 31, 2021 – $12 billion), of which $11 billion (July 31, 2021 – $11 billion) was funded. For further details, refer to Note 6 of our 2021 Annual Consolidated Financial Statements.

U.S. Government

In March 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law, which is in addition to other programs that were enacted by the U.S. Federal Government. As part of the CARES Act, the Paycheck Protection Program (PPP) offers small businesses with loans, guaranteed by the U.S. Federal Government, to support the payment of payroll costs, interest on mortgages, rent, and utilities. Through this program, we have provided loans directly to our clients based on their assessment of certain eligibility requirements and failure to meet these requirements will result in recourse actions for the borrower. In some cases, the U.S. Small Business Administration may forgive all or a portion of the loan.

On June 5, 2020, the Paycheck Protection Program Flexibility Act of 2020 (Flexibility Act) was signed into law, which amends the CARES Act and is intended to provide additional relief from the original terms of the PPP, including but not limited to, the extension of the period available for support payments from 8 to 24 weeks after PPP loan origination, the extension of the maturity of PPP loans granted from two to five years and the modification of eligibility requirements. Applications for the PPP closed on August 8, 2020.

In January 2021, the U.S. Small Business Administration (SBA), in consultation with the U.S. Treasury Department, pursuant to the “Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act” (Economic Aid Act) relaunched the PPP, extending it through March 31, 2021, and announced a number of updates to the PPP for current and future loans. The expanded program includes new categories of eligible expenses, including operating expenditures, property damage costs, supplier costs and worker protection expenditures, in addition to payroll costs, utilities and mortgage interest. Borrowers are also provided with additional flexibility, including the ability to set their covered period for forgivable expenditures to be any length between 8 and 24 weeks. Certain borrowers with existing PPP loans may qualify for a second draw loan and may be eligible for a supplemental increase to their first draw. On March 30, 2021, the “PPP Extension Act” was signed into law, extending the PPP for an additional

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            19

two months to May 31, 2021, and providing an additional 30-day period for the SBA to process pending applications. The application window for the PPP closed on May 31, 2021.

As at October 31, 2021, loans outstanding under the PPP were $2 billion (US$2 billion) (July 31, 2021 – $3 billion, (US$3 billion)) to 10,441 clients (July 31, 2021 – 12,220 clients).

Programs in support of liquidity and funding

Commencing in the second quarter of 2020, governments and federal agencies expanded the eligibility criteria to existing funding programs and announced new programs to provide further liquidity to banks as well as providing additional sources to access funding to support clients during this time of uncertainty. The majority of these measures or programs have been discontinued or are winding down and we expect that governments and federal agencies will continue to assess the need for these programs as the global economy continues to recover from the effects of the COVID-19 pandemic.

For further details on how we are managing our liquidity and funding profile, refer to the Liquidity and funding risk section of this 2021 Annual Report.

Financial performance

Overview

2021 vs. 2020

Net income of $16,050 million increased $4,613 million or 40% from last year. Diluted EPS of $11.06 was up $3.24 or 41% and ROE of 18.6% was up 440 bps. Our Common Equity Tier 1 (CET1) ratio was 13.7%, up 120 bps from last year.

Our results reflected higher earnings in Personal & Commercial Banking, Capital Markets, Wealth Management, and Insurance, partially offset by lower earnings in Investor & Treasury Services. The prior year reflected elevated provisions on performing loans due to the impact of the COVID-19 pandemic, which unfavourably impacted results in Personal & Commercial Banking, Capital Markets and Wealth Management, whereas current year results reflect releases of provisions on performing loans primarily driven by improvements in our macroeconomic and credit quality outlook.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Impact of foreign currency translation

The following table reflects the estimated impact of foreign currency translation on key income statement items:

Table 5
(Millions of Canadian dollars, except per share amounts)	2021 vs. 2020
Increase (decrease):
Total revenue	$(977)
PCL	28
Non-interest expense	(707)
Income taxes	(50)
Net income	(248)
Impact on EPS
Basic	$(0.17)
Diluted	(0.17)

The relevant average exchange rates that impact our business are shown in the following table:

Table 6

(Average foreign currency equivalent of C$1.00) (1)	2021	2020
U.S. dollar	0.796	0.744
British pound	0.579	0.579
Euro	0.668	0.658

(1)	Average amounts are calculated using month-end spot rates for the period.

20             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Total revenue

Table 7

(Millions of Canadian dollars, except percentage amounts)	2021	2020
Interest and dividend income	$28,145	$34,883
Interest expense	8,143	14,048
Net interest income	$20,002	$20,835
NIM	1.48%	1.55%
Insurance premiums, investment and fee income	$5,600	$5,361
Trading revenue	1,183	1,239
Investment management and custodial fees	7,132	6,101
Mutual fund revenue	4,251	3,712
Securities brokerage commissions	1,538	1,439
Service charges	1,858	1,842
Underwriting and other advisory fees	2,692	2,319
Foreign exchange revenue, other than trading	1,066	1,012
Card service revenue	1,078	969
Credit fees	1,530	1,321
Net gains on investment securities	145	90
Share of profit in joint ventures and associates	130	77
Other	1,488	864
Non-interest income	$29,691	$26,346
Total revenue	$49,693	$47,181

2021 vs. 2020

Total revenue increased $2,512 million or 5% from last year, largely due to higher investment management and custodial fees, other revenue, mutual fund revenue, and underwriting and other advisory fees. Higher insurance premiums, investment and fee income (Insurance revenue) and credit fees also contributed to the increase. These factors were partially offset by a decrease in net interest income. The impact of foreign exchange translation decreased total revenue by $977 million.

Net interest income decreased $833 million or 4%, largely reflecting lower trading revenue in Capital Markets and the impact of foreign exchange translation. In Canadian Banking and U.S. Wealth Management (including City National), volume growth more than offset the impact of lower spreads.

NIM was down 7 bps compared to last year, largely reflecting lower spreads in U.S. Wealth Management (including City National) driven by the impact of lower interest rates and changes in average earning assets mix, and lower spreads in Canadian Banking primarily due to the impact of lower interest rates and changes in product mix.

Insurance revenue increased $239 million or 4%, mainly reflecting higher group annuity sales as well as business growth, both of which are largely offset in PBCAE. These factors were partially offset by the change in fair value of investments backing policyholder liabilities and the impact of realized investment gains in the prior year.

Investment management and custodial fees increased $1,031 million or 17%, primarily driven by higher average fee-based client assets reflecting market appreciation and net sales, partially offset by the impact of foreign exchange translation.

Mutual fund revenue increased $539 million or 15%, primarily due to higher average fee-based client assets reflecting market appreciation and net sales in Wealth Management, and higher average mutual fund balances driving higher distribution fees in Canadian Banking.

Underwriting and other advisory fees increased $373 million or 16%, mainly due to higher M&A activity and higher equity origination, across most regions.

Credit fees increased $209 million or 16%, primarily driven by higher loan syndication activity across most regions.

Other revenue increased $624 million or 72%, largely attributable to changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense, and the impact of economic hedges.

Additional trading information

Table 8

(Millions of Canadian dollars)	2021	2020
Net interest income (1)	$2,623	$3,459
Non-interest income	1,183	1,239
Total trading revenue	$3,806	$4,698
Total trading revenue by product
Interest rate and credit	$1,948	$2,838
Equities	1,285	1,234
Foreign exchange and commodities	573	626
Total trading revenue	$3,806	$4,698

(1)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            21

2021 vs. 2020

Total trading revenue of $3,806 million, which is comprised of trading-related revenue recorded in Net interest income and Non-interest income, decreased $892 million or 19% from last year, mainly reflecting lower fixed income trading across all regions due to spread compression in repo and secured financing products and reduced client activity.

Provision for credit losses

2021 vs. 2020

Total PCL decreased $5,104 million from last year, primarily reflecting elevated provisions on performing loans in the prior year due to the impact of the COVID-19 pandemic and releases in the current year primarily driven by improvements in our macroeconomic and credit quality outlook. The PCL on loans ratio of (10) bps decreased 73 bps.

For further details on PCL, refer to Credit quality performance in the Credit risk section.

Insurance policyholder benefits, claims and acquisition expense (PBCAE)

2021 vs. 2020

PBCAE of $3,891 million increased $208 million or 6% from last year, mainly reflecting higher group annuity sales and business growth, both of which are largely offset in revenue. Lower favourable investment-related experience and a lower impact from reinsurance contract renegotiations also contributed to the increase. These factors were partially offset by the change in fair value of investments backing policyholder liabilities, favourable annual actuarial assumption updates in the current year largely related to mortality and economic assumptions, and lower claims costs mainly in our travel and disability products.

Non-interest expense

Table 9

(Millions of Canadian dollars, except percentage amounts)	2021	2020
Salaries	$6,724	$6,758
Variable compensation	7,145	6,040
Benefits and retention compensation	2,053	1,994
Share-based compensation	617	460
Human resources	16,539	15,252
Equipment	1,986	1,907
Occupancy	1,584	1,660
Communications	931	989
Professional fees	1,351	1,330
Amortization of other intangibles	1,287	1,273
Other	2,246	2,347
Non-interest expense	$25,924	$24,758
Efficiency ratio (1)	52.2%	52.5%
Efficiency ratio adjusted (2)	52.2%	52.8%

(1)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(2)	This is a non-GAAP ratio. This measure has been adjusted by excluding the change in fair value of investments backing policyholder liabilities from total revenue. For further details, refer to the Key performance and non-GAAP measures section.

2021 vs. 2020

Non-interest expense increased $1,166 million or 5% from last year, primarily attributable to higher variable compensation on improved results. Higher staff-related costs and the change in the fair value of our U.S share-based compensation plans, which was largely offset in Other revenue, also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Our efficiency ratio of 52.2% decreased 30 bps from last year. Excluding the change in fair value of investments backing policyholder liabilities, our efficiency ratio of 52.2% decreased 60 bps from last year.

Efficiency ratio excluding the change in fair value of investments backing policyholder liabilities is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

22             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Income and other taxes

Table 10

(Millions of Canadian dollars, except percentage amounts)	2021	2020
Income taxes	$4,581	$2,952
Other taxes
Value added and sales taxes	443	496
Payroll taxes	810	771
Capital taxes	73	52
Property taxes	140	140
Insurance premium taxes	31	29
Business taxes	39	43
	1,536	1,531
Total income and other taxes	$6,117	$4,483
Income before income taxes	$20,631	$14,389
Effective income tax rate	22.2%	20.5%
Effective total tax rate (1)	27.6%	28.2%

(1)	Total income and other taxes as a percentage of income before income taxes and other taxes.

2021 vs. 2020

Income tax expense increased $1,629 million or 55% from last year, primarily due to higher income before income taxes.

The effective income tax rate of 22.2% increased 170 bps, as the prior year reflected a higher proportion of income from lower tax rate jurisdictions and tax exempt income relative to the decline in earnings experienced last year.

Other taxes increased $5 million from last year, mainly due to higher payroll taxes driven by higher staff-related costs and higher capital taxes, largely offset by lower value added and sales taxes commensurate with reduced purchase activity.

Client assets

Assets under administration

Assets under administration (AUA) are assets administered by us which are beneficially owned by our clients. We provide services that are administrative in nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping. Underlying investment strategies within AUA are determined by our clients and generally do not impact the administrative fees that we receive. Administrative fees can be impacted by factors such as asset valuation level changes from market movements, types of services administered, transaction volumes, geography and client relationship pricing based on volumes or multiple services.

Our Investor & Treasury Services business is the primary business segment that has AUA with approximately 73% of total AUA, as at October 31, 2021, followed by our Wealth Management and Personal & Commercial Banking businesses with approximately 21% and 6% of total AUA, respectively.

2021 vs. 2020

AUA increased $456 billion or 8% from last year, primarily reflecting market appreciation, partially offset by lower client activity in Investor & Treasury Services and the impact of foreign exchange translation.

The following table summarizes AUA by geography and asset class:

AUA by geographic mix and asset class	Table 11

(Millions of Canadian dollars)	2021	2020
Canada (1)
Money market	$42,700	$42,800
Fixed income	772,400	763,500
Equity	781,400	591,200
Multi-asset and other	1,150,400	954,800
Total Canada	2,746,900	2,352,300
U.S. (1)
Money market	49,800	40,100
Fixed income	90,400	107,300
Equity	256,000	195,400
Multi-asset and other	324,600	256,000
Total U.S.	720,800	598,800
Other International (1)
Money market	32,800	40,700
Fixed income	308,200	375,400
Equity	865,000	837,200
Multi-asset and other	1,673,600	1,686,800
Total International	2,879,600	2,940,100
Total AUA	$6,347,300	$5,891,200

(1)	Geographic information is based on the location from where our clients are serviced.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            23

Assets under management

Assets under management (AUM) are assets managed by us which are beneficially owned by our clients. Management fees are paid by the investment funds and other clients for the investment capabilities of an investment manager and can also cover administrative services. Management fees may be calculated daily, monthly or quarterly as a percentage of the AUM, depending on the distribution channel, product and investment strategies. In general, equity strategies carry a higher fee rate than fixed income or money market strategies. Fees are also impacted by asset mix and relationship pricing for clients using multiple services. Higher risk assets generally produce higher fees, while clients using multiple services can take advantage of synergies which reduce the fees they are charged. Certain funds may have performance fee arrangements where fees are recorded when certain benchmarks or performance targets are achieved. These factors could lead to differences in fees earned by product and therefore net return by asset class may vary despite similar average AUM. Our Wealth Management segment is the primary business segment that has AUM with approximately 99% of total AUM as at October 31, 2021.

2021 vs. 2020

AUM increased $165 billion or 20% from last year, primarily due to market appreciation and net sales, partially offset by the impact of foreign exchange translation.

The following table presents the change in AUM for the year ended October 31, 2021:

Client assets – AUM	Table 12

	2021					2020
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance	$48,900	$227,600	$96,000	$471,100	$843,600	$762,300
Institutional inflows	20,200	55,000	12,300	10,500	98,000	106,700
Institutional outflows	(16,300)	(42,200)	(6,300)	(8,900)	(73,700)	(80,300)
Personal flows, net	(2,400)	3,300	3,500	47,100	51,500	31,600
Total net flows	1,500	16,100	9,500	48,700	75,800	58,000
Market impact	–	(300)	33,400	90,700	123,800	17,900
Acquisition/dispositions	(4,500)	–	–	–	(4,500)	700
Foreign exchange	(2,400)	(8,000)	(1,300)	(18,300)	(30,000)	4,700
Total market, acquisition/dispositions and foreign exchange impact	(6,900)	(8,300)	32,100	72,400	89,300	23,300
AUM, balance at end of year	$43,500	$235,400	$137,600	$592,200	$1,008,700	$843,600

Business segment results

Results by business segments

Table 13

	2021							2020

(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Total
Net interest income	$12,621	$2,689	$–	$460	$4,553	$(321)	$20,002	$20,835
Non-interest income	5,725	10,607	5,600	1,704	5,634	421	29,691	26,346
Total revenue	18,346	13,296	5,600	2,164	10,187	100	49,693	47,181
PCL	(187)	(47)	(1)	(8)	(509)	(1)	(753)	4,351
PBCAE	–	–	3,891	–	–	–	3,891	3,683
Non-interest expense	7,978	9,929	596	1,589	5,427	405	25,924	24,758
Income before income taxes	10,555	3,414	1,114	583	5,269	(304)	20,631	14,389
Income taxes	2,708	788	225	143	1,082	(365)	4,581	2,952
Net income	$7,847	$2,626	$889	$440	$4,187	$61	$16,050	$11,437
ROE (2)	32.0%	15.9%	37.4%	14.0%	18.3%	n.m.	18.6%	14.2%
Average assets	$527,100	$136,000	$21,600	$235,400	$710,200	$47,900	$1,678,200	$1,636,700

(1)	Net interest income, Non-interest income, Total revenue, Income before income taxes, and Income taxes are presented in Capital Markets on a taxable equivalent basis (teb). The teb adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.
(2)	For further details, refer to the Key performance and non-GAAP measures section.
n.m.	not meaningful

24             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments’ results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results.

Key methodologies

The following outlines the key methodologies and assumptions used in our management reporting framework. These are periodically reviewed by management to ensure they remain valid.

Expense and tax allocation

To ensure that our business segments’ results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Technology & Operations and Functions, which are directly undertaken or provided on the business segments’ behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that is intended to reflect the underlying benefits.

Capital attribution

Our management reporting framework also determines the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated amounts are reported in Corporate Support. For further information, refer to the Capital management section.

Funds transfer pricing

Funds transfer pricing refers to the pricing of intra-company borrowing or lending for management reporting purposes. We employ a funds transfer pricing process to enable risk-adjusted management reporting of segment results. This process determines the costs and revenue for intra-company borrowing and lending of funds after taking into consideration our interest rate risk and liquidity risk management objectives, as well as applicable regulatory requirements.

Provisions for credit losses

PCL is recorded to recognize estimated credit losses on all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as fair value through other comprehensive income (FVOCI), which are not subject to impairment assessment. For details on our accounting policy on Allowance for credit losses (ACL), refer to Note 2 of our 2021 Annual Consolidated Financial Statements.

PCL is included in the results of each business segment to fully reflect the appropriate expenses related to the conduct of each business segment.

In addition to the key methodologies described above, the following components of our management reporting framework also impact how our business segments are managed and reported:

•

Wealth Management results include disclosure in U.S. dollars, primarily for U.S. Wealth Management (including City National) as we review and manage the results of this business largely in this currency.

•

Capital Markets results are reported on a teb basis, which grosses up total revenue from certain tax-advantaged sources (Canadian taxable corporate dividends and the U.S. tax credit investment business) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. We record the elimination of the teb adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business, since it enhances the comparability of revenue and related ratios across taxable revenue and our principal tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions.

•

Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization that are not allocated to our five business segments, such as certain treasury and liquidity management activities, including amounts associated with unattributed capital, and consolidation adjustments, including the elimination of the teb gross-up amounts. In addition, we record gains (losses) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to these plans in Corporate Support as we believe this presentation more closely aligns with how we view business performance and manage the underlying risks.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            25

Key performance and non-GAAP measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Return on common equity

We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital includes the capital required to underpin various risks as described in the Capital management section and amounts invested in goodwill and intangibles.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

Calculation of ROE	Table 14

	2021							2020

(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$7,761	$2,577	$882	$431	$4,119	$11	$ 15,781	$ 11,164
Total average common equity (1), (2)	24,200	16,200	2,350	3,100	22,550	16,450	84,850	78,800
ROE (3)	32.0%	15.9%	37.4%	14.0%	18.3%	n.m.	18.6%	14.2%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures also enhance the comparability of our financial performance for the year ended October 31, 2021 with the results from last year. Non-GAAP measures (including non-GAAP ratios) do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Adjusted efficiency ratio

Our efficiency ratio is impacted by the change in fair value of investments backing policyholder liabilities, which is reported in revenue and largely offset in PBCAE. The adjusted efficiency ratio is a non-GAAP ratio and is calculated using adjusted total revenue, which is a non-GAAP measure as it excludes the impact from the change in fair value of investments backing policyholder liabilities. We believe the adjusted efficiency ratio is a useful measure as changes in the fair value of investments backing policyholder liabilities can lead to volatility in total revenue that could obscure trends in underlying business performance and reduce comparability with prior periods.

Consolidated non-GAAP efficiency ratio	Table 15

	2021			2020

		Item excluded			Item excluded

(Millions of Canadian dollars, except percentage amounts)	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted
Total revenue	$49,693	$13	$49,706	$47,181	$(277)	$46,904
Non-interest expense	25,924	–	25,924	24,758	–	24,758
Efficiency ratio	52.2%		52.2%	52.5%		52.8%

26             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Personal & Commercial Banking

Personal & Commercial Banking provides a broad suite of financial products and services to individuals and businesses for their day-to-day banking, investing and financing needs. We are focused on building deep and meaningful relationships with our clients, underscored by our exceptional client experience, the breadth of our product suite, our depth of expertise, and the features of our digital solutions.

> 14 million	8 million	36,675

Number of clients	Active digital users in Canada[1]	Employees

Revenue by business lines

We operate through two businesses – Canadian Banking and Caribbean & U.S. Banking. Canadian Banking serves our home market in Canada, where we maintain top (#1 or #2) rankings in market share for all key retail and business products. We have the largest branch network, the most ATMs and one of the largest mobile sales forces across Canada. In Caribbean & U.S. Banking, we offer a broad range of financial products and services in targeted markets.

In Canada, we compete with other Schedule 1 banks, independent trust companies, foreign banks, credit unions, caisses populaires, and auto financing companies.

In the Caribbean, our competition includes banks, trust companies and investment management companies serving retail and corporate clients, as well as public institutions. In the U.S., we compete primarily with other Canadian banking institutions that have U.S. operations.

2021 Operating environment

›

While impacts from the COVID-19 pandemic continued to persist, client activity improved driving strong volume and fee-based revenue growth throughout fiscal 2021 as economies re-opened due to progress on vaccination distribution, reduced containment measures and continued government support. Further, as businesses began re-opening, unemployment rates also improved.

›

Improvements in the credit environment, driven by the economic recovery from the COVID-19 pandemic, led to favourable changes in our macroeconomic and credit quality outlook, resulting in releases of provisions on performing assets. Lower provisions on impaired loans in our Canadian Banking retail portfolios also reflected the economic recovery underway and the continued impact of the COVID-19 related government support programs.

›	Personal and business deposits continued to see significant growth throughout fiscal 2021, reflecting clients’ preference for the safety of higher cash balances amidst the COVID-19 pandemic.

›

Housing activity was strong with record levels of mortgage originations in fiscal 2021. Despite the industry-wide tightening of mortgage lending criteria in the third quarter, low interest rates and demand for housing continued to support strong growth in residential mortgages.

›

Throughout fiscal 2021, we saw favourable market conditions resulting in solid growth in mutual fund balances from a combination of market appreciation and strong net sales. We also saw significant market activity in the first half of the fiscal year which benefitted our Direct Investing business. While market activity moderated in the second half of the fiscal year, average trading volumes remained above pre-pandemic levels.

›

The ongoing low interest rate environment continued to be a headwind in fiscal 2021, resulting in a further decline in NIM. NIM was also negatively impacted by changes in product mix and competitive pricing pressures.

›

Client preferences for digital offerings continue to evolve and this shift has been accelerated due to the impact of the COVID-19 pandemic. We continued to invest in digital solutions to improve the client experience and deliver personalized advice.

›

Our Caribbean Banking business continued to be negatively impacted by the ongoing low interest rate environment; however, we also saw releases of provisions on performing assets. We also closed the sale of our Eastern Caribbean operations in the second quarter of 2021.

›	In the U.S., earnings were unfavourably impacted by the low interest rate environment and severe limitations on cross-border travel, as a result of the COVID-19 pandemic.

[1]	Represents 90-day active clients

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            27

Strategic priorities

OUR STRATEGY	PROGRESS IN 2021	PRIORITIES IN 2022
Transform how we serve our clients

Enabled the expedited digital processing of nearly 200,000 small business loans under the CEBA program since inception of the program

Opened new format branches to address the needs of specific client segments including students and newcomers to Canada

Introduced RBC VantageTM that allows clients to unlock rewards, savings, insights and more with any eligible bank account

Provide flexibility by continuing to deliver anytime, anywhere solutions to our clients across all channels, seamlessly integrating mobile and digital services into our clients’ lives

Continue to reimagine our branch network to meet the evolving needs of our clients

Accelerate our growth

Continued to provide personalized advice and valued banking solutions to our clients

Maintained our focus on key high-growth and high-value segments such as retirees, youth, newcomers, business owners, high net worth clients, and healthcare professionals

Continued to further our partnerships, including helping our clients realize over $90 million in fuel savings with Petro Canada, a Suncor business

Partnered with DoorDash to bring eligible RBC credit cardholders additional value through savings and special offers

Established a new partnership with GrantMatch, leveraging its Funding Assessment & Strategy Tool to make it easy for business owners to pursue government funding that matches their business needs

Launched the RBC ESG Market-Linked GIC which allows investors to support a global portfolio of companies that follow a set of rigorous ESG standards

Offered Responsible Investing Portfolios through RBC InvestEase®, which are built with a focus on companies that score highest on a wide range of ESG factors, including carbon emissions, product safety and quality, and business ethics

Focus on engaging key high-growth client segments and enabling our advisors to build new and deeper relationships and achieve industry-leading volume growth

Establish key partnerships to continue to add value for our clients

Build a suite of best-in-class value propositions, digital experiences and Beyond Banking ventures

Continue to invest in RBC Ventures by working to scale Ventures and accelerate client acquisition

Rapidly deliver digital solutions to our clients

Continued to deliver leading digital capabilities and functionalities through our award-winning RBC mobile app

Enhanced our Direct Investing client experience by launching a customizable, web-based Trading Dashboard, free for all clients

Introduced NOMI® Forecast, the latest capability in our award-winning NOMI® offering, which gives clients a view into their future cash flow by forecasting upcoming preauthorized payment withdrawals from their deposit account

Continued to expand the capabilities of MyAdvisor®, an online advice platform that digitally connects our clients to an advisor, resulting in over 2.8 million clients activating their personalized investment plans since its launch in 2017

Launched RBCxTM, a full-service platform designed to provide our business clients with access to capital solutions, innovative products and services, and operational expertise to help technology companies scale

Expanded RBC Insight EdgeTM, our Beyond Banking solution, to provide direct access through a subscription to small and medium retail business and commercial clients

Launched an integrated accounts payable solution for business clients through RBC PayEdgeTM, which helped us earn the 2021 Celent Model Bank Award for Payments Transformation

Launched a new way for Canadians to pay for their purchases through PayPlan which offers clients a transparent and convenient pay-over-time solution for big-ticket purchases at participating retailers and merchants throughout Canada

Deliver more personalized insights to improve the client experience while continuing to simplify and digitize everyday banking

Enhance the digital experience for our small business and commercial clients and make it easier for them to transact with us

Lead in mobile capabilities, enable fulfillment of servicing through digital channels, and move towards a higher degree of agile delivery to transform end-to-end client experience

Innovate to become a more agile and efficient bank

Continued to invest in solutions that simplify, digitize and automate experiences for clients and employees, and enable employees to deliver relevant and expert advice

Continued to help small businesses thrive by simplifying and automating business formation and everyday legal work with Ownr®, Canada’s leading business and legal management platform

Invest in new tools and capabilities and proactively seek ways to simplify and streamline both our internal processes and the end to end client experience at an accelerated speed
In the Caribbean

Continued transforming the business and overall client experience while driving profitability, simplifying operations, and strategically navigating the COVID-19 pandemic and its continued impact on our clients and employees

Successfully executed Eastern Caribbean divestiture which included the sale of 11 branches in 7 countries. This transaction aligns our investments and resources into markets where our vision can be executed more successfully

Remain focused on becoming the premier digitally-enabled relationship bank by transforming the client experience through automation, digitization and process simplification, and enabling our employees for success

In the U.S.

Despite travel restrictions associated with the COVID-19 pandemic, continued to attract new clients and drive record real estate lending

Made focused investments in digital capabilities to improve productivity, offer a more digitally-enabled client experience, and enhance small business services to support Canadian businesses needing U.S. payment and collection services

Drive accelerated cross-border client growth leading with real estate financing tailored specifically for Canadians, offering advice, tools and resources, value offers and discounts, and access to cross-border experts to guide clients through the full life cycle of owning U.S. property

Ongoing digitization of end-to-end processes and controls to enhance client self-serve capabilities and improve operational scalability

28             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Outlook

While uncertainty remains regarding the COVID-19 pandemic, we expect the global economic recovery to continue in 2022, though this could vary or be uneven across different regions. The BoC and other central banks are expected to begin raising interest rates in fiscal 2022. Ongoing inflationary pressures also have the potential to impact our results in fiscal 2022. We will continue to pursue industry-leading volume growth, operational efficiency efforts and channel transformation to achieve our vision of being a digitally-enabled relationship bank.

In the Caribbean, an economic recovery is expected as travel and tourism continue to improve, supported by rising vaccination rates. Continued fiscal stimulus and accommodative monetary conditions in some countries are expected to bolster consumer spending and unemployment relief. We will continue to focus on growth strategies in our target markets, improving operational efficiency, and adding value for our clients.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Personal & Commercial Banking	Table 16

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2021	2020
Net interest income	$12,621	$12,568
Non-interest income	5,725	5,163
Total revenue	18,346	17,731
PCL on performing assets	(909)	1,818
PCL on impaired assets	722	1,073
PCL	(187)	2,891
Non-interest expense	7,978	7,946
Income before income taxes	10,555	6,894
Net income	$7,847	$5,087
Revenue by business
Canadian Banking	$17,570	$16,838
Personal Banking	13,337	12,703
Business Banking	4,233	4,135
Caribbean & U.S. Banking	776	893
Key ratios
ROE	32.0%	21.7%
NIM	2.51%	2.67%
Efficiency ratio	43.5%	44.8%
Operating leverage (1)	3.1%	(3.1)%
Selected balance sheet information
Average total assets	$527,100	$494,600
Average total earning assets, net	502,000	470,200
Average loans and acceptances, net	505,600	473,400
Average deposits	504,300	447,300
Other information
AUA (2), (3)	$367,700	$292,800
Average AUA	340,800	287,600
AUM (3)	5,400	5,300
Number of employees (FTE)	36,675	35,964
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.14%	0.23%
Other selected information – Canadian Banking
Net income	$7,620	$5,077
NIM	2.50%	2.64%
Efficiency ratio	42.0%	43.2%
Operating leverage	2.9%	(3.3)%

(1)	See Glossary for composition of this measure.
(2)	AUA includes securitized residential mortgages and credit card loans as at October 31, 2021 of $15 billion and $3 billion, respectively (October 31, 2020 – $16 billion and $7 billion).
(3)	Represents year-end spot balances.

Financial performance

2021 vs. 2020

Net income increased $2,760 million or 54% from last year, primarily attributable to lower PCL. Average volume growth of 10% in Canadian Banking and higher non-interest income also contributed to the increase. These factors were partially offset by lower spreads.

Total revenue increased $615 million or 3%, largely due to average volume growth in Canadian Banking of 7% in loans and 13% in deposits, and higher average mutual fund balances driving higher distribution fees. Increased client activity also contributed to higher card service revenue, securities brokerage commissions and foreign exchange revenue. These factors were partially offset by lower spreads.

NIM decreased 16 bps, primarily due to the impact of lower interest rates and changes in product mix.

PCL decreased $3,078 million, as last year reflected elevated provisions on performing loans due to the impact of the COVID-19 pandemic as compared to releases in the current year primarily driven by improvements in our macroeconomic and credit quality outlook. Lower provisions on impaired loans in our Canadian Banking retail portfolios also contributed to the decrease, resulting in a decrease of 9 bps in the PCL on impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            29

Non-interest expense increased $32 million, largely due to higher staff-related costs, partially offset by the prior year impact of additional compensation for certain employees, primarily those client facing amidst the COVID-19 pandemic, and lower other operating costs.

Average loans and acceptances increased $32 billion or 7%, driven by growth in residential mortgages.

Average deposits increased $57 billion or 13%, reflecting growth in business and personal deposits.

Business line review

In Canada, we operate through two business lines: Personal Banking and Business Banking.

Personal Banking

Personal Banking offers a full range of products focused on meeting the needs of our individual Canadian clients at every stage of their lives through a wide range of financing and investment products and services. This includes home equity financing, personal lending, chequing and savings accounts, private banking, indirect lending (including auto financing), mutual funds and self-directed brokerage accounts, Guaranteed Investment Certificates (GICs), credit cards, and payment products and solutions.

We rank #1 or #2 in market share for all key Personal Banking products in Canada and our retail banking network is the largest in Canada with 1,182 branches and 4,032 ATMs.

Financial performance

Total revenue increased $634 million or 5% compared to last year, largely reflecting average volume growth of 8% and higher average mutual fund balances of 17% driving higher distribution fees. Increased client activity also contributed to higher card service revenue, securities brokerage commissions and foreign exchange revenue. These factors were partially offset by lower spreads driven by the ongoing impact of the low interest rate environment and changes in product mix.

Average residential mortgages increased 12% compared to last year, largely driven by strong housing activity driving record mortgage originations, partially offset by higher mortgage prepayment activity.

Average deposits increased 9% from last year, largely driven by clients’ preference for the safety of higher cash balances amidst the COVID-19 pandemic.

Selected highlights	Table 17

(Millions of Canadian dollars, except number of)	2021	2020
Total revenue	$13,337	$12,703
Other information
Average residential mortgages	305,400	273,200
Average other loans and acceptances, net	74,800	77,800
Average deposits	270,500	248,100
Average credit card balances	16,600	18,100
Credit card purchase volumes	132,400	118,100
Branch mutual fund balances (1)	205,500	166,000
Average branch mutual fund balances	191,300	163,600
AUA – Self-directed brokerage (1)	135,900	96,400
Number as at October 31:
Branches	1,182	1,201
ATMs	4,032	4,182

(1)	Represents year-end spot balances.

30             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Business Banking

Business Banking offers a wide range of lending, leasing, deposit, investment, foreign exchange, cash management, auto dealer financing, trade products, and services to small and medium-sized commercial businesses across Canada. With one of the largest teams of relationship managers and specialists in the industry, our commitment to client experience and trusted advice has earned us leading market share in business lending and deposits.

Financial performance

Total revenue increased $98 million or 2% compared to last year, largely due to average volume growth of 14% and higher credit fees reflecting increased client activity. These factors were partially offset by lower spreads, primarily driven by the impact of lower interest rates.

Average loans and acceptances increased 5%, due to the deepening of our existing client relationships.

Average deposits increased 19% from last year, mainly reflecting higher liquidity maintained by our clients amidst the COVID-19 pandemic.

Selected highlights	Table 18

(Millions of Canadian dollars)	2021	2020
Total revenue	$4,233	$4,135
Other information (average)
Loans and acceptances, net	99,800	94,600
Deposits	215,200	180,800

Caribbean & U.S. Banking

Our Caribbean Banking business offers a comprehensive suite of banking products and services, as well as international financing and trade promotion services through extensive branch, ATM, online, and mobile banking networks.

Our U.S. Banking business serves the needs of our Canadian retail and small business clients through banking solutions which help to enable a cross-border lifestyle in the U.S. across all 50 states.

Financial performance

Total revenue was down $117 million or 13% from last year, primarily due to lower spreads and the impact of foreign exchange translation. Reduced revenue due to the sale of our Eastern Caribbean operations also contributed to the decrease.

Average loans and acceptances decreased 6% primarily due to the impact of foreign exchange translation.

Average deposits increased 2%.

Selected highlights	Table 19

(Millions of Canadian dollars, except number of and percentage amounts)	2021	2020
Total revenue	$776	$893
Other information
NIM	2.85%	3.46%
Average loans and acceptances, net	9,100	9,700
Average deposits	18,700	18,400
AUA (1)	5,700	5,900
Average AUA	5,700	6,400
AUM (1)	5,100	5,200
Number as at October 31:
Branches	38	51
ATMs	271	298

(1)	Represents year-end spot balances.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            31

Wealth Management

Wealth Management is a global business serving clients in key financial centres. We serve HNW and UHNW individual and institutional clients with a comprehensive suite of advice-based solutions and strategies to help them achieve their financial goals.

$13.3 billion	> 5,500	> $53 billion	> $75 billion

Total revenue	Client-facing advisors	AUA net flows	AUM net flows

Assets under Administration (AUA)	Assets under Management (AUM)

Our lines of business include Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management (GAM), and International Wealth Management.

•   Canadian Wealth Management is the largest full-service wealth advisory business in Canada, as measured by AUA, serving HNW and UHNW clients

•   U.S. Wealth Management (including City National) also encompasses our private client group (PCG) and clearing and custody (C&C) businesses. PCG is the 7th largest full-service wealth advisory firm in the U.S., as measured by number of advisors, and City National is a premier U.S. private and commercial bank serving HNW, UHNW and commercial clients

•   GAM is the largest retail fund company in Canada as measured by AUM, as well as a leading institutional asset manager

•   International Wealth Management serves HNW and UHNW clients, primarily through key financial centres in the U.K., Channel Islands and Asia

2021 Operating environment

›

Earnings in the current fiscal year benefitted from a strong rebound in equity markets, which reached record highs after a sharp decline in the prior fiscal year due to global impacts from the COVID-19 pandemic, while the ongoing low interest rate environment unfavorably impacted our earnings throughout fiscal 2021.

›

Our core businesses performed well with continued volume growth in City National, strong sales in GAM, as well as strong inflows of fee-generating client assets in our wealth advisory businesses reflecting the strength of our business driven by the quality of our advice, the breadth of our investment and holistic wealth planning solutions and clients’ trust in our brand.

›

We continued to invest in our people and technology to maintain our competitive advantage and increase efficiencies in an environment characterized by market volatility, rapidly changing client preferences and increasing regulatory requirements.

›

Improvements in the credit environment, driven by the economic recovery from the COVID-19 pandemic, led to favourable changes in our macroeconomic and credit quality outlook, resulting in releases of provisions on performing assets and lower provisions on impaired loans.

32             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Strategic priorities

OUR STRATEGY	PROGRESS IN 2021	PRIORITIES IN 2022

In Canada, be the premier service provider for HNW and UHNW clients

Further extended our position as industry leader in our full-service private wealth business

Continued to focus on holistic wealth planning, including advisor training on intergenerational and business wealth transfer

Continued to expand RBC® Premier Banking to deepen banking relationships with Wealth Management clients

Enhanced our digital and data capabilities to drive increased client satisfaction and advisor productivity, including the integration of Wealth Management Online with the RBC Mobile app

Continue to retain and attract top-performing and new advisors to strengthen our talent advantage

Deliver a differentiated client experience through enriched advisor-client interactions and seamless digital experiences

Broaden and deepen client relationships by leveraging combined strengths across our other business segments

Continue to invest in digital solutions to streamline and simplify the business and improve efficiency and advisor productivity

Renew legacy infrastructure to ensure ongoing resiliency in our technology platforms

In the U.S., become the leading private and commercial bank and wealth manager in our key markets

Invested in key areas needed to grow our U.S. Wealth Management business, including substantial financial advisor recruitment, solid execution on our technology transformation and provided proactive liquidity to our clients via a revamped securities-based lending platform

In City National, we continued to focus on our core high-growth banking businesses, bolstered our footprint in the entertainment industry, expanded our digital capabilities, and invested in productivity and efficiency programs

Continue to deliver an exceptional client experience for targeted HNW, UHNW, middle market, and business banking segments

Leverage the combined strengths within U.S. Wealth Management (including City National) and Capital Markets with a view to further accelerate growth in the U.S.

Further build out our personal banking business through new client acquisition strategies, diverse lending programs, and mortgage-led growth

In select global financial centres, become the most trusted regional private bank

Continued to deliver on successful growth initiatives, bringing the full strength and breadth of RBC to our clients

Focused on delivering a differentiated client experience by leveraging our global capabilities

In Asia, made significant progress in execution of our strategy, reflected by strong growth in AUA and AUM

Focus on growing market share in target markets

Continue to leverage our global strengths to better serve clients

Continue to deliver an exceptional client experience

Continue to increase business effectiveness and talent capabilities

Focus on growing the business in Asia by attracting new advisors, enhancing digital capabilities, expanding the product suite, and deepening cross–business collaboration

In asset management, be a leading, diversified asset manager focused on global institutional and North American retail clients

Maintained #1 market share in Canadian mutual fund AUM

RBC® iShares strategic alliance maintained #1 market share in Canadian ETFs and continued to accelerate sales growth

Published RBC GAM’s first annual Task Force on Climate-related Financial Disclosures (TCFD) report

Continue to expand our investment capabilities to meet evolving client needs in our target distribution regions

Continue shift to a more unified asset management operating model to take better advantage of enterprise and GAM global scale, resources and infrastructure

Outlook

While uncertainty remains regarding the COVID-19 pandemic, we expect the global economic recovery to continue in 2022, though this could vary or be uneven across different regions. The U.S. Fed and other central banks are expected to begin raising interest rates in fiscal 2022. Ongoing inflationary pressures also have the potential to impact our results in fiscal 2022.

We believe our diversified businesses are well-positioned to continue growing our leading position in Canada and increasing our market share in the HNW and UHNW client segments globally, leveraging the strength of our brand, reputation and solid financial position. Our strategy remains unchanged as we continue to focus on delivering an unmatched client experience through holistic goals-based advice, attracting and retaining top-performing advisors, and collaborating across the enterprise to bring our full breadth of capabilities to our clients. We will continue to invest in our people and technology to improve client and advisor experiences, drive operational efficiencies, and further strengthen our risk, compliance and controls infrastructure to meet heightened regulatory requirements.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            33

Wealth Management	Table 20

(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	2021	2020
Net interest income	$2,689	$2,860
Non-interest income (1)	10,607	9,270
Total revenue (1)	13,296	12,130
PCL on performing assets	(33)	157
PCL on impaired assets	(14)	57
PCL	(47)	214
Non-interest expense (1)	9,929	9,123
Income before income taxes (1)	3,414	2,793
Net income (1)	$2,626	$2,154
Revenue by business
Canadian Wealth Management	$3,908	$3,319
U.S. Wealth Management (including City National) (1)	6,320	6,116
U.S. Wealth Management (including City National) (US$ millions) (1)	5,035	4,553
Global Asset Management	2,726	2,308
International Wealth Management	342	387
Key ratios
ROE	15.9%	13.1%
NIM	2.25%	2.79%
Pre-tax margin (1), (2)	25.7%	23.0%
Selected balance sheet information
Average total assets	$136,000	$119,500
Average total earning assets, net	119,500	102,600
Average loans and acceptances, net	84,000	76,700
Average deposits	143,000	122,000
Other information
AUA (3), (4)	$1,322,300	$1,100,000
AUM (3)	1,000,600	836,400
Average AUA	1,242,400	1,082,000
Average AUM	937,200	801,500
PCL on impaired loans as a % of average net loans and acceptances	(0.02)%	0.07%
Number of employees (FTE)	19,486	18,978
Number of advisors (5)	5,548	5,428

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts)	2021 vs. 2020
Increase (decrease):
Total revenue	$(468)
PCL	3
Non-interest expense	(390)
Net income	(66)
Percentage change in average U.S. dollar equivalent of C$1.00	7%
Percentage change in average British pound equivalent of C$1.00	–
Percentage change in average Euro equivalent of C$1.00	2%

(1)	Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.
(2)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(3)	Represents year-end spot balances.
(4)	In addition to Canadian Wealth Management, U.S. Wealth Management (including City National), and International Wealth Management, AUA includes $7,100 million (2020: $6,100 million) related to GAM.
(5)	Represents client-facing advisors across all our wealth management businesses.

Client assets – AUA	Table 21

(Millions of Canadian dollars)	2021	2020
AUA, beginning balance	$1,100,000	$1,062,200
Asset inflows	352,800	356,800
Asset outflows	(299,200)	(345,400)
Total net flows	53,600	11,400
Market impact	235,900	17,500
Acquisitions/dispositions	(12,100)	–
Foreign exchange	(55,100)	8,900
Total market, acquisition/dispositions and foreign exchange impact	168,700	26,400
AUA, balance at end of year	$1,322,300	$1,100,000

34             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Client assets – AUM	Table 22

	2021					2020
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance	$48,800	$225,400	$95,800	$466,400	$836,400	$755,700
Institutional inflows	20,200	55,000	12,200	10,500	97,900	106,700
Institutional outflows	(16,300)	(42,100)	(6,300)	(8,900)	(73,600)	(80,300)
Personal flows, net	(2,400)	3,300	3,400	46,700	51,000	31,300
Total net flows	1,500	16,200	9,300	48,300	75,300	57,700
Market impact	–	(400)	33,400	90,200	123,200	17,700
Acquisition/dispositions	(4,500)	–	–	–	(4,500)	700
Foreign exchange	(2,400)	(7,900)	(1,300)	(18,200)	(29,800)	4,600
Total market, acquisition/dispositions and foreign exchange impact	(6,900)	(8,300)	32,100	72,000	88,900	23,000
AUM, balance at end of year	$43,400	$233,300	$137,200	$586,700	$1,000,600	$836,400

AUA by geographic mix and asset class	Table 23

(Millions of Canadian dollars)	2021	2020
Canada (1)
Money market	$24,700	$25,900
Fixed income	29,200	32,000
Equity	91,300	68,800
Multi-asset and other	377,400	288,800
Total Canada	522,600	415,500

U.S. (1)
Money market	49,500	39,700
Fixed income	90,300	107,300
Equity	256,000	195,400
Multi-asset and other	308,400	241,400
Total U.S.	704,200	583,800

Other International (1)
Money market	15,300	17,400
Fixed income	8,100	10,100
Equity	37,700	38,800
Multi-asset and other	34,400	34,400
Total International	95,500	100,700
Total AUA	$1,322,300	$1,100,000

(1)	Geographic information is based on the location from where our clients are served.

Financial performance

2021 vs. 2020

Net income increased $472 million or 22% from last year, mainly due to higher average fee-based client assets and average volume growth. These factors were partially offset by higher variable compensation and the impact of lower spreads.

Total revenue increased $1,166 million or 10%, mainly due to higher average fee-based client assets reflecting market appreciation and net sales, as well as average volume growth of 10% in loans and 17% in deposits. These factors were partially offset by lower spreads and the impact of foreign exchange translation.

PCL decreased $261 million in U.S. Wealth Management (including City National), as last year reflected elevated provisions on performing loans due to the impact of the COVID-19 pandemic as compared to releases in the current year primarily driven by improvements in our macroeconomic and credit quality outlook. Provisions on impaired loans in the prior year as compared to recoveries in the current year also contributed to the decrease, resulting in a decrease of 9 bps in the PCL on impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $806 million or 9%, mainly due to higher variable compensation commensurate with improved results. A legal provision in U.S. Wealth Management (including City National) as well as higher technology and staff-related costs also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

AUA and AUM increased $222 billion or 20% and $164 billion or 20%, respectively, primarily due to market appreciation and net sales, partially offset by the impact of foreign exchange translation.

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service Canadian wealth advisory business, which is the largest in Canada as measured by AUA, with over 1,900 investment advisors providing comprehensive financial solutions with a focus on HNW and UHNW clients. Additionally, we provide discretionary investment management and estate and trust services to our clients through over 100 investment counsellors and over 100 trust professionals across Canada.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            35

We compete with domestic banks and trust companies, investment counselling firms, bank-owned full-service brokerages and boutique brokerages, mutual fund companies, and global private banks. In Canada, bank-owned wealth managers continue to be the major players.

Financial performance

Revenue increased $589 million or 18% from last year, primarily due to higher average fee-based client assets reflecting market appreciation and net sales.

Selected highlights	Table 24

(Millions of Canadian dollars)	2021	2020
Total revenue	$3,908	$3,319
Other information
Average loans and acceptances, net	4,600	3,900
Average deposits	26,200	21,900
AUA (1)	524,200	416,700
AUM (1)	168,900	125,700
Average AUA	486,100	410,300
Average AUM	151,900	121,600

(1)	Represents year-end spot balances.

U.S. Wealth Management (including City National)

U.S. Wealth Management (including City National) also encompasses PCG and our C&C businesses. PCG is the 7th largest full-service wealth advisory firm in the U.S., as measured by number of advisors, with over 2,100 financial advisors. Our C&C business delivers clearing and execution services for small to mid-sized independent broker-dealers and registered investment advisor firms. City National provides comprehensive financial solutions to affluent individuals, entrepreneurs, professionals, their businesses, and their families, and provides a premier banking and financial experience through a high-touch service model, proactive advice and financial solutions. City National offers a broad range of lending, deposit, cash management, equipment financing, wealth management, and other products and services. In the U.S., we operate in a fragmented and highly competitive industry. Our competitors include other broker-dealers, commercial banks and other financial institutions that service HNW and UHNW individuals, entrepreneurs and their businesses.

Financial performance

Revenue increased $204 million or 3% from last year. In U.S. dollars, revenue increased $482 million or 11%, primarily due to higher average fee-based client assets reflecting market appreciation and net sales, as well as average volume growth of 17% in loans and 28% in deposits. These factors were partially offset by lower spreads.

Lower spreads, mainly driven by the impact of lower interest rates and changes in average earning assets mix, resulted in NIM compression of 48 bps compared to the prior year.

Selected highlights	Table 25

(Millions of Canadian dollars, except as otherwise noted)	2021	2020
Total revenue (1)	$6,320	$6,116
Other information (Millions of U.S. dollars)
Total revenue (1)	5,035	4,553
NIM	2.17%	2.65%
Average earning assets, net	86,300	68,900
Average loans, guarantees and letters of credit, net	60,200	51,600
Average deposits	83,000	64,700
AUA (2)	568,800	438,200
AUM (2)	182,100	137,300
Average AUA	525,300	424,600
Average AUM	165,600	130,200

(1)	Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.
(2)	Represents year-end spot balances.

36             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Global Asset Management

GAM provides global investment management services and solutions for individual and institutional investors in Canada, the U.K., the U.S., Europe, and Asia. We provide a broad range of investment management services through mutual, pooled and private funds, fee-based accounts, and separately managed portfolios. We distribute our investment solutions through a broad network of bank branches, our self-directed and full-service wealth advisory businesses, independent third-party advisors and private banks, and directly to individual clients. We also provide investment solutions directly to institutional clients, including pension plans, insurance companies, corporations, and endowments and foundations.

We are the largest retail fund company in Canada measured by AUM, as well as a leading institutional asset manager. We face competition in Canada from banks, insurance companies and asset management organizations. The Canadian fund management industry is large and mature, but remains a relatively fragmented industry.

In the U.S., our asset management business offers investment management solutions and services, primarily to institutional investors, and competes with independent asset management firms, as well as those that are part of national and international banks and insurance companies.

Internationally, through our global capabilities of BlueBay and RBC Global Asset Management®, we offer investment management solutions for institutions and, through private banks including RBC Wealth Management®, to HNW and UHNW investors. We face competition from asset managers that are owned by international banks, as well as national and regional asset managers in the geographies where we serve clients.

Financial performance

Revenue increased $418 million or 18% from last year, primarily due to higher average fee-based client assets reflecting market appreciation and net sales.

Selected highlights	Table 26

(Millions of Canadian dollars)	2021	2020
Total revenue	$2,726	$2,308
Other information
Canadian net long-term mutual fund sales (1)	21,830	7,710
Canadian net money market mutual fund sales (redemptions) (1)	(2,757)	1,323
AUM (2)	597,300	518,500
Average AUM	568,200	496,000

(1)	As reported to the Investment Funds Institute of Canada. Includes all prospectus-based mutual funds across our Canadian GAM businesses.
(2)	Represents year-end spot balances.

International Wealth Management

International Wealth Management includes operations in the U.K., Channel Islands and Asia. We provide customized and integrated trust, banking, credit, and investment solutions to HNW, UHNW and corporate clients in key financial centres. Competitors to our International Wealth Management business include global wealth managers, traditional offshore private banks and domestic wealth managers.

Financial performance

Revenue decreased $45 million or 12% from last year, mainly attributable to a decline in net interest income reflecting lower spreads.

Selected highlights	Table 27

(Millions of Canadian dollars)	2021	2020
Total revenue	$342	$387
Other information
Average loans, guarantees and letters of credit, net	4,600	4,400
Average deposits	12,500	13,000
AUA (1)	86,800	93,400
AUM (1)	8,900	9,200
Average AUA	90,500	95,500
Average AUM	9,300	9,000

(1)	Represents year-end spot balances.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            37

Insurance

RBC Insurance® offers a wide range of life, health, home, auto, travel, wealth, annuities, reinsurance advice and solutions, as well as business insurance solutions, to individual, business and group clients.

$5.6 billion	> 4.8 million	2,573

Total revenue	Number of clients	Employees

Premiums and Deposits

RBC Insurance® is the largest Canadian bank-owned insurance organization on a total revenue basis and operates under two business lines: Canadian Insurance and International Insurance.

In Canada, we offer life, health, travel, home, and auto insurance products, wealth accumulation solutions, annuities, advice, and services through a wide variety of channels: advice centres, RBC Insurance® stores, mobile advisors, digital, mobile and social platforms, independent brokers, and travel partners.

Outside Canada, we operate globally in the reinsurance and retrocession markets offering life, disability and longevity reinsurance products.

2021 Operating environment

›

During fiscal 2021 the COVID-19 pandemic continued to amplify interest in insurance, increasing the need for information and advice, changing client preferences and behaviours, and challenging traditional operating models. We remained focused on strengthening our client-first culture, investing in new ways for clients to do business with us, enhancing access and convenience through digitization, and delivering increased value to clients beyond our products and pricing.

›

In Canada, regulators maintained their focus on fair treatment of customers, capital adequacy, insurer solvency, and data privacy. As a result, we continued to evolve our robust frameworks, controls and risk culture to protect clients and meet the expectations of both federal and provincial regulators.

›

In the U.K., there was a strong and sustained appetite for longevity risk transfer as companies continued to actively manage longevity risk. As a result, the longevity reinsurance market remained highly competitive in fiscal 2021. We continued to achieve strong growth in this market, within our risk limits.

38             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Strategic priorities

OUR STRATEGY	PROGRESS IN 2021	PRIORITIES IN 2022
Deepen client relationships

Launched a new whole life insurance product RBC Growth Insurance™ offering the benefits of tax-deferred growth to our clients

Enhanced our RBC® Guaranteed Investment Funds product with a new option that provides clients with greater flexibility to access their funds at any time without paying extra fees

Introduced a wellness spending account for our group insurance clients that provides flexible coverage for a variety of wellness-related expenses including stress management, personal development, and family care

Expanded our reach to home and auto clients through digital campaigns to ensure that they received assistance during the COVID-19 pandemic

Continue to be an innovative, client-focused provider of a full suite of insurance solutions for mass underserved, mass affluent and high net worth clients
Simplify.Agile.Innovate

Launched a new simplified electronic application process for some of our life insurance products to facilitate quicker decisions on applications and reduced time to purchase, making it easier to do business with us

Added Maple’s virtual primary care services as part of our offering for group insurance clients, providing a platform for our clients to consult with a physician at their convenience

Continued to innovate by investing in research and development to understand and meet the changing needs and expectations of underinsured Canadians

Simplify and innovate by continuing to accelerate our investments in digital initiatives, improving quality and cost effectiveness
Improve distribution effectiveness and efficiency

Enabled our agents and advisors with tools and technology to continue providing trusted advice in a virtual setting

Reduced wait times for our clients by simplifying and automating the underwriting processes for RBC Simplified Term

Continued to enhance the client experience by launching digital signature technology for our life insurance products, enabling clients to use their own personal devices to sign applications remotely

Continue to improve our distribution effectiveness and efficiency by enhancing both our proprietary and independent channels, and focusing on the delivery of technology and operational solutions
Grow the longevity business in Canada and the U.K.	Achieved strong growth in our longevity reinsurance business, largely due to our relationships within the U.K. reinsurance market, our longevity operations, and our underwriting expertise	Pursue niche opportunities to grow our longevity product lines within our risk limits

Outlook

The insurance industry is expected to continue experiencing change in the coming fiscal year driven by the ongoing impacts of the COVID-19 pandemic. Forces of change include evolving client expectations, accelerated digital disruption, and distribution innovation. Government and regulatory pressures are also expected to continue into fiscal 2022. As consumers focus more attention on overall health and well-being, we will continue to deliver services and create industry partnerships to assist our clients. In this rapidly evolving industry and economic environment, we will seek to maintain our strength through investments in technology, product and service innovation, efficient distribution channels, and a strong risk culture. We will also continue to re-define how we advise our clients and seek to provide them peace of mind. Additionally, the COVID-19 pandemic has created more awareness of the importance of financial security and has prompted people to take a closer look at their insurance coverage. We see this renewed demand continuing to drive growth opportunities. We believe that delivering on our business strategy will allow us to continue to thrive in this changing environment.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            39

Insurance	Table 28

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2021	2020
Non-interest income
Net earned premiums	$4,840	$4,267
Investment Income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	577	938
Fee income	183	156
Total revenue	5,600	5,361
PCL	(1)	–
Insurance policyholder benefits and claims (1)	3,547	3,384
Insurance policyholder acquisition expense	344	299
Non-interest expense	596	592
Income before income taxes	1,114	1,086
Net income	$889	$831
Revenue by business
Canadian Insurance	$2,917	$2,974
International Insurance	2,683	2,387
Key ratios
ROE	37.4%	36.1%
Selected balance sheet information
Average total assets	$21,600	$20,300
Other information
Premiums and deposits (2)	$5,721	$4,950
Canadian Insurance	3,162	2,493
International Insurance	2,559	2,457
Insurance claims and policy benefit liabilities	12,816	12,215
Fair value changes on investments backing policyholder liabilities (1)	(13)	277
Number of employees (FTE)	2,573	2,772

(1)	Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as FVTPL. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in PBCAE.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Financial performance

2021 vs. 2020

Net income increased $58 million or 7% from last year, largely due to favourable annual actuarial assumption updates and lower claims costs. These factors were partially offset by lower favourable investment-related experience, including the impact of realized investment gains in the prior year, as well as a lower impact from reinsurance contract renegotiations.

Total revenue increased $239 million or 4%, mainly reflecting higher group annuity sales as well as business growth, both of which are largely offset in PBCAE as indicated below. These factors were partially offset by the change in fair value of investments backing policyholder liabilities and the impact of realized investment gains in the prior year.

PBCAE increased $208 million or 6%, mainly reflecting higher group annuity sales and business growth, both of which are largely offset in revenue. Lower favourable investment-related experience and a lower impact from reinsurance contract renegotiations also contributed to the increase. These factors were partially offset by the change in fair value of investments backing policyholder liabilities, favourable annual actuarial assumption updates in the current year largely related to mortality and economic assumptions, and lower claims costs mainly in our travel and disability products.

Non-interest expense increased $4 million or 1%, as higher legal costs were largely offset by the benefit of ongoing efficiency initiatives.

Business line review

Canadian Insurance

We offer life, health, travel, home, and auto insurance products (in partnership agreement with Aviva Canada), wealth accumulation solutions, and payout annuities to individual, group, HNW, and business clients across Canada. Our life and health portfolio includes participating whole life, universal life, term life, critical illness, disability, and group benefits such as long-term disability, and health and dental. Wealth solutions include a family of segregated funds as well as individual payout annuities. Our travel products include out-of-province/country medical coverage, and trip cancellation and interruption insurance.

Our group annuities business helps defined benefit pension plan sponsors better manage and control risk. RBC Insurance has a set of strategies and initiatives aimed at building our momentum and positioning us for growth in this product line where companies are increasingly looking to transfer the risks associated with their pension obligations to insurance companies – either through group annuity contracts or longevity swap products.

In Canada, many of our competitors specialize in life and health or property and casualty products. As a multi-line carrier, we offer a broad suite of solutions for individuals and businesses, including disability, life, home, auto and travel products along with wealth, group health and dental and pension solutions. Within these product lines, we hold market leadership positions in disability insurance and wealth products.

Financial performance

Total revenue decreased $57 million or 2% from last year, mainly due to the change in fair value of investments backing policyholder liabilities and the impact of realized investment gains in the prior year. These factors were partially offset by higher group annuity sales and business growth, primarily in segregated fund and individual life products, both of which are largely offset in PBCAE.

40             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Premiums and deposits increased $669 million or 27%, mainly due to group annuity, segregated fund and individual life products.

Selected highlights	Table 29

(Millions of Canadian dollars)	2021	2020
Total revenue	$2,917	$2,974
Other information
Premiums and deposits
Life and health	1,434	1,397
Property and casualty	77	98
Annuity and segregated fund deposits	1,651	998
Fair value changes on investments backing policyholder liabilities	(119)	351

International Insurance

International Insurance is primarily comprised of our reinsurance businesses which insure risks of other insurance and reinsurance companies. We offer life, disability and longevity reinsurance products.

The global reinsurance market is competitive and reflects significant market share in the U.S., U.K, and Europe being held by a small number of reinsurers.

Financial performance

Total revenue increased $296 million or 12% from last year, mainly due to the change in fair value of investments backing policyholder liabilities and business growth in longevity reinsurance.

Premiums and deposits increased $102 million or 4% as growth in longevity reinsurance was partially offset by declining volumes in International life and life retrocession products.

Selected highlights	Table 30

(Millions of Canadian dollars)	2021	2020
Total revenue	$2,683	$2,387
Other information
Premiums and deposits
Life and health	1,050	1,144
Annuity	1,509	1,313
Fair value changes on investments backing policyholder liabilities	106	(74)

Investor & Treasury Services

Investor & Treasury Services provides asset servicing, custody, payments and treasury services to financial and other investors worldwide. We are a trusted partner with offices in 16 countries in North America, Europe, the U.K., and Asia-Pacific. Our focus is on safeguarding client assets and simplifying our clients’ operations in support of their growth.

$4.6 trillion	14.0%	$64.4 billion

Assets under administration	Return on equity	Average client deposits

Revenue by Geography

Our product and service offering includes custody, fund and investment administration, shareholder services, private capital services, performance measurement and compliance monitoring, distribution, transaction banking, and treasury and market services (including cash and liquidity management, foreign exchange services and global securities finance). We deliver digitally-enabled products and services which continue to be enhanced and evolved in line with our clients’ changing needs.

We compete against the world’s largest custodians in selected countries in North America, Europe, the U.K., and Asia-Pacific.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            41

2021 Operating environment

›	Results for our asset services business were impacted by industry headwinds such as persistent low interest rates and continued pricing pressure.

›	Our funding and liquidity business also managed through revenue headwinds from the ongoing low interest rate environment, including compressed spreads.

›	We continued to execute on initiatives to improve our cost structure and upgrade our technology capabilities.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2021	PRIORITIES IN 2022
Be the #1 asset services provider in Canada	Our AUA in Canada grew by 12% year-over-year	Continue to grow income and market share among Canadian asset managers, investment counsellors, pension funds, insurance companies and transaction banking clients
Compete in selected fast growing asset servicing segments and markets	Achieved higher Fund Finance sales, driven by strong brand recognition and cross-segment collaboration	Focus on fast growing markets and products where we have competitive advantages Complete the execution of our ongoing repositioning initiatives by exiting non-core operations
Deliver seamless client experiences and employ technology to enable our clients’ success	Evolved our digital offering, improving interactive applications to increase clients’ digital self-service capacity and reduce operational risk	Continue to deliver seamless digital client experiences Continue to invest in technology to enable our clients’ success

Outlook

In fiscal 2022, we expect the global asset services industry will remain challenging. While we expect some benefit from rising interest rates in fiscal 2022, ongoing fee reductions, competition from global custody providers in key markets and the impact of reduced client activities are expected to constrain revenue growth. Ongoing inflationary pressures also have the potential to impact our results in fiscal 2022. Improving operational efficiency and completing ongoing repositioning initiatives will continue to be a priority. We will focus on business opportunities in our chosen fast-growing markets and segments where we have competitive advantages, and leveraging our investment in technology to enable our clients’ success.

We will continue to prioritize prudent risk and funding management amidst an evolving interest rate and liquidity environment. Market liquidity levels are anticipated to remain elevated as monetary policy is expected to remain accommodative.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Investor & Treasury Services	Table 31

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2021	2020

Net interest income	$460	$329
Non-interest income	1,704	1,982
Total revenue	2,164	2,311
PCL on performing assets	(8)	6
PCL on impaired assets	–	–
PCL	(8)	6
Non-interest expense	1,589	1,589
Income before income taxes	583	716
Net income	$440	$536
Key ratios
ROE	14.0%	15.9%
Selected balance sheet information
Average total assets	$235,400	$204,300
Average deposits	219,800	187,900
Average client deposits	64,400	63,000
Average wholesale funding deposits	155,400	124,900
Other information
AUA (1)	$4,640,900	$4,483,500
Average AUA	4,634,900	4,386,300
Number of employees (FTE) (2)	3,718	3,851

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts)	2021 vs. 2020
Increase (decrease):
Total revenue	$(22)
PCL	–
Non-interest expense	(15)
Net income	(9)
Percentage change in average U.S. dollar equivalent of C$1.00	7%
Percentage change in average British pound equivalent of C$1.00	–
Percentage change in average Euro equivalent of C$1.00	2%

(1)	Represents year-end spot balances.
(2)	Effective Q1 2021, certain employees have been reclassified from Investor & Treasury Services to Corporate Support. Prior period amounts have been reclassified to conform with this presentation.

42             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Financial performance

2021 vs. 2020

Net income decreased $96 million or 18% from last year, primarily driven by lower revenue from client deposits and funding and liquidity.

Total revenue decreased $147 million or 6%, mainly due to lower client deposit revenue largely driven by lower interest rates. Lower funding and liquidity revenue also contributed to the decrease, mainly reflecting net favourable impacts from market volatility and interest rate movements in the prior year, as well as the impact of lower interest rates and lower gains from the disposition of securities, partially offset by a greater impact in the prior year from elevated enterprise liquidity.

Non-interest expense remained relatively flat as higher technology-related costs and higher net costs associated with ongoing efficiency initiatives were largely offset by the impact of foreign exchange translation.

Capital Markets

RBC Capital Markets® is a premier global investment bank providing expertise in advisory & origination, sales & trading, and lending & financing to corporations, institutional investors, asset managers, private equity firms and governments globally. Our professionals ensure that clients receive the advice, products, and services their businesses need from 58 offices in 14 countries. Our presence extends across North America, the U.K. & Europe, and Australia, Asia & other regions.

>15,500	#11	6,414

Number of clients	Global league table rankings[1]	Employees

Revenue by Geography

We operate two main business lines, Corporate and Investment Banking and Global Markets.

In North America, we offer a full suite of products and services which include equity and debt origination and distribution, advisory services, and sales & trading. In Canada, we are a market leader with a strategic presence in all lines of capital markets businesses. In the U.S., where our competitors include large global investment banks, we have a full industry sector coverage and investment banking product range, as well as capabilities in credit, secured lending, municipal finance, fixed income, currencies & commodities, and equities.

Outside North America, we have a targeted strategic presence in the U.K. & Europe, Australia, Asia & other markets aligned to our global expertise. In the U.K. & Europe, we offer a diversified set of capabilities in key industry sectors of focus. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured financing, as well as corporate and investment banking.

2021 Operating environment

›

The fiscal 2021 operating environment was characterized by a rebound in investment banking activity as a result of robust deal flow commensurate with global investment banking fee pool growth of 37%[1]. Equity Capital Markets (ECM), M&A, and loan syndication fee pools reached record highs during the fiscal year, benefitting from the re-opening of economies resulting in strong deal flow, compared to a muted environment in the prior fiscal year against an uncertain economic outlook and backdrop.

›

Trading activity was elevated in the first quarter of the fiscal year as markets continued to benefit from volatility-driven tailwinds that characterized the second half of 2020. However, toward the end of the second quarter of fiscal 2021, trading results began to be impacted by market normalization, albeit remaining above pre-pandemic levels. This was particularly prevalent in fixed income trading which saw results impacted by reduced client activity. Repo–related financing also decreased driven by spread compression as the market became more liquid and client demand for secured funding declined.

›

Improvements in the credit environment, driven by the economic recovery from the COVID-19 pandemic, led to favourable changes in our macroeconomic and credit quality outlook, resulting in releases of provisions on performing assets and lower provisions on impaired loans.

[1]	Source: Dealogic, based on global investment bank fees, Fiscal 2021 as of November 21, 2021

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            43

Strategic priorities

OUR STRATEGY	PROGRESS IN 2021	PRIORITIES IN 2022
Build Deep, Multi-Product Client Relationships

Continued to deepen relationships with clients resulting in high quality mandates in Corporate and Investment Banking and numerous franchise firsts in Global Markets

Acted as lead-left bookrunner on Alexandria Real Estate’s US$1.3 billion equity follow-on offering which was the largest REIT equity offering since 2013

Maintain our leadership position in Canada and our position as the Canadian leader in the U.S., our largest market with the best opportunity for growth

Continue to be a leader in targeted areas in the U.K., Europe and Australia, Asia & other regions aligned with our global expertise

Expand client coverage in underpenetrated sectors and products

Lead with Advice, Solutions and Innovation

Drove higher levels of client engagement through the provision of differentiated insights and services

Reorganized our Global Markets business, elevating our research platform and embedding electronic and digital capabilities across sales & trading businesses

Acted as lead structuring agent and joint bookrunner on Telus’ C$750 million sustainability-linked bond which was the first of its kind in the Canadian Market

Grow advisory & origination and accelerate Sustainable Finance across all business areas and continue to provide Environmental, Social and Governance (ESG) related and sustainability advice to clients

Enhance sales & trading client value and insights from scaled electronic and digital strategy

Leverage Cross Platform Collaboration

Further aligned our delivery capabilities with how our clients do business

Shifted to global business structures to improve collaboration and drive enhanced client coverage

Advised Blackstone on its US$5.6 billion acquisition of U.K. company Signature Aviation

Continue to drive cross-platform and geographic collaboration across businesses and asset classes
Invest in, Engage and Enable our Talent

Engaged and developed our talent at all levels, with numerous key senior hires made across businesses while championing internal mobility

Advanced our Diversity & Inclusion strategy and continued to improve representation of diverse talent

Renew focus on talent development programs and accelerate Diversity & Inclusion strategy
Simplify, Prioritize and Leverage our Scale	Focused on productivity and efficiency measures, supported by key performance indicators to monitor progress	Continue to optimize balance sheet utilization and strategically reallocate resources
Evolve our Brand as an Innovative, Trusted Partner

Successfully maintained #1 market share position in Canada[1] and ranked as #1 Canadian Investment Bank in the U.S.[1] and continued to be viewed as a trusted advisor / financer in the U.K., Europe, Asia and Australia

Recognized by Greenwich Associates[2] as a market leader in Canada for equities trading and research and won the Celent Model Sell Side Award 2021[3] for Aiden®[4]

Advised Australia’s New South Wales government on its A$11.1 billion sale of WestConnex Motorway to Sydney Transport Partners

Be recognized by our clients as an innovative, trusted partner with best in class capabilities

Outlook

In fiscal 2022, we see constructive markets as a potential tailwind for M&A activity. We will continue to pursue market share growth opportunities in our Investment Banking business, with a focus on targeted sectors and investment in talent. While we anticipate our trading businesses will continue to be impacted by normalization, our focus remains on delivering robust results across our Global Markets franchise through continued resource optimization, acceleration of cross-selling activities, further deployment of electronic and digital capabilities, and building on our strong risk management practices. In Corporate Banking, we will continue to pursue a moderate growth approach consistent with our focus on our balance sheet-enabled strategy to deepen relationships with lending clients in order to drive growth in our non-lending businesses. This strategy will continue to be underpinned by strong credit risk management practices, optimization of risk-weighted assets (RWA), and supporting our clients in the execution of their strategies.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

[1]	Source: Dealogic, based on global investment bank fees, Fiscal 2021
[2]	Source: Greenwich Associates Awards, Fiscal 2021
[3]	Source: Celent Model, Fiscal 2021
[4]	Aiden® is an AI-based electronic trading platform that uses the computational power of deep reinforcement learning in its pursuit of improved trading results and insights for clients.

44             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Capital Markets	Table 32

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2021	2020

Net interest income (1)	$4,553	$5,135
Non-interest income (1)	5,634	4,749
Total revenue (1)	10,187	9,884
PCL on performing assets	(476)	750
PCL on impaired assets	(33)	489
PCL	(509)	1,239
Non-interest expense	5,427	5,362
Income before income taxes	5,269	3,283
Net income	$4,187	$2,776
Revenue by business
Corporate and Investment Banking	$4,823	$4,031
Global Markets	5,542	6,251
Other	(178)	(398)
Key ratios
ROE	18.3%	11.7%
Selected balance sheet information
Average total assets	$710,200	$755,400
Average trading securities	122,900	108,300
Average loans and acceptances, net	100,000	108,700
Average deposits	73,500	76,800
Other information
Number of employees (FTE) (2)	6,414	6,258
Credit information
PCL on impaired loans as a % of average net loans and acceptances	(0.04)%	0.44%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts)	2021 vs. 2020
Increase (decrease):
Total revenue	$(423)
PCL	25
Non-interest expense	(219)
Net income	(187)
Percentage change in average U.S. dollar equivalent of C$1.00	7%
Percentage change in average British pound equivalent of C$1.00	–
Percentage change in average Euro equivalent of C$1.00	2%

(1)	The teb adjustment for 2021 was $518 million (2020 – $513 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Amounts have been revised from those previously presented.

Financial performance

2021 vs. 2020

Net income increased $1,411 million or 51% from last year, primarily driven by lower PCL and higher revenue in Corporate and Investment Banking. These factors were partially offset by higher taxes reflecting an increase in the proportion of earnings from higher tax rate jurisdictions, and lower revenue in Global Markets.

Total revenue increased $303 million or 3%, mainly due to higher M&A and loan syndication activity, as well as higher equity trading revenue, across most regions. Lower residual funding costs, higher revenue associated with certain non-trading portfolios, higher equity origination across most regions, and gains from the disposition of certain investment securities also contributed to the increase. These factors were partially offset by lower fixed income trading revenue across all regions due to spread compression in repo and secured financing products and reduced client activity, as well as the impact of foreign exchange translation.

PCL decreased $1,748 million, as last year reflected elevated provisions on performing assets due to the impact of the COVID-19 pandemic as compared to releases in the current year primarily driven by improvements in our macroeconomic and credit quality outlook. Provisions on impaired loans in the prior year as compared to recoveries in the current year, largely in the

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            45

oil and gas sector, also contributed to the decrease, resulting in a decrease of 48 bps in the PCL on impaired loans ratio. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $65 million or 1%, as higher compensation on improved results was largely offset by the impact of foreign exchange translation.

Business line review

Corporate and Investment Banking

Corporate and Investment Banking comprises our corporate lending, municipal finance, loan syndication, debt and equity origination, and M&A advisory services. For debt and equity origination, revenue is allocated between Corporate and Investment Banking and Global Markets based on the contribution of each group in accordance with an established agreement.

Financial performance

Corporate and Investment Banking revenue of $4,823 million increased $792 million or 20% from last year.

Investment Banking revenue increased $802 million or 46%, primarily due to higher M&A and loan syndication activity across most regions. Higher fixed income trading revenue in the U.S. and Europe, reflecting the impact of loan underwriting markdowns in the prior year, higher equity origination across most regions, and higher revenue associated with certain non-trading portfolios also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Lending and other revenue remained relatively flat.

Selected highlights	Table 33

(Millions of Canadian dollars)	2021	2020
Total revenue (1)	$4,823	$4,031
Breakdown of revenue (1)
Investment banking	2,559	1,757
Lending and other (2)	2,264	2,274
Other information
Average assets	81,400	92,600
Average loans and acceptances, net	73,300	83,000
(1)	The teb adjustment for the year ended October 31, 2021 was $37 million (October 31, 2020 – $56 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Comprises our corporate lending, client securitization, and global credit businesses.

Global Markets

Global Markets comprises our sales and trading businesses including fixed income, foreign exchange, commodities, and equities, as well as our repo and secured financing products.

Financial performance

Global Markets revenue of $5,542 million decreased $709 million or 11% from last year.

Revenue in our Fixed income, currencies and commodities business decreased $365 million or 11%, largely driven by lower fixed income trading revenue across all regions due to reduced client activity, and the impact of foreign exchange translation. These factors were partially offset by gains from the disposition of certain investment securities.

Revenue in our Equities business increased $128 million or 9%, primarily due to higher equity trading revenue across all regions, partially offset by the impact of foreign exchange translation.

Revenue in our Repo and secured financing business decreased $472 million or 29%, mainly due to spread compression and reduced client activity driven by increased market liquidity.

Selected highlights	Table 34

(Millions of Canadian dollars)	2021	2020
Total revenue (1)	$5,542	$6,251
Breakdown of revenue (1)
Fixed income, currencies and commodities	2,878	3,243
Equities	1,531	1,403
Repo and secured financing (2)	1,133	1,605
Other information
Average assets	626,500	667,900
(1)	The teb adjustment for the year ended October 31, 2021 was $481 million (October 31, 2020 – $457 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Comprises our secured funding businesses for internal businesses and external clients.

Other

Other includes our legacy portfolio, which mainly consists of our U.S. commercial mortgage-backed securities (MBS), bank-owned life insurance (BOLI) derivative contracts and structured rates in Asia.

46             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Financial performance

Revenue increased $220 million from last year, largely due to lower residual funding costs.

Corporate Support

Corporate Support consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function. Reported results for Corporate Support mainly reflect certain activities related to monitoring and oversight of enterprise activities which are not allocated to business segments. For further details, refer to the How we measure and report our business segments section.

Corporate Support	Table 35

(Millions of Canadian dollars)	2021	2020
Net interest income (loss) (1)	$(321)	$(57)
Non-interest income (loss) (1), (2)	421	(179)
Total revenue (1), (2)	100	(236)
PCL	(1)	1
Non-interest expense (2)	405	146
Income (loss) before income taxes (1), (2)	(304)	(383)
Income taxes (recoveries) (1), (2)	(365)	(436)
Net income (loss) (2)	$61	$53
(1)	Teb adjusted.
(2)	Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each year.

Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).

The teb amount for the year ended October 31, 2021 was $518 million and was $513 million last year. For the year ended October 31, 2021, revenue included gains of $394 million (October 31, 2020: gains of $90 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $382 million (October 31, 2020: $89 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each year.

2021

Net income was $61 million, primarily due to asset/liability management activities and residual unallocated items, partially offset by net unfavourable tax adjustments.

2020

Net income was $53 million, largely due to asset/liability management activities, partially offset by net unfavourable tax adjustments and residual unallocated costs.

Quarterly financial information

Fourth quarter performance

Q4 2021 vs. Q4 2020

Fourth quarter net income of $3,892 million was up $646 million or 20% from a year ago. Diluted earnings per share (EPS) of $2.68 was up $0.45 and return on common equity (ROE) of 16.9% was up 90 bps. Our Common Equity Tier 1 (CET1) ratio of 13.7% was up 120 bps from a year ago. Our results reflected higher earnings across all of our business segments.

Total revenue increased $1,284 million or 12%, mainly due to higher group annuity sales, which is largely offset in PBCAE as indicated below, and higher average fee-based client assets reflecting market appreciation and net sales. Higher M&A activity across all regions and higher revenue associated with certain non-trading portfolios in Capital Markets also contributed to the increase. In Canadian Banking and U.S. Wealth Management (including City National), volume growth more than offset the impact of lower spreads. These factors were partially offset by the impact of foreign exchange translation, and lower fixed income trading revenue across all regions as the prior year benefitted from increased client activity amidst elevated market volatility.

Total PCL decreased $654 million and the PCL on loans ratio of (12) bps decreased 35 bps from last year, due to lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management.

PBCAE increased $571 million, primarily due to higher group annuity sales, which is largely offset in revenue. Lower favourable investment-related experience and business growth, primarily in longevity reinsurance, also contributed to the increase. These factors were partially offset by favourable annual actuarial assumption updates in the current year largely related to mortality and economic assumptions.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            47

Non-interest expense increased $525 million or 9%, mainly attributable to higher variable compensation on improved results and higher staff-related costs. A legal provision in U.S. Wealth Management (including City National) also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Income tax expense increased $196 million or 22%, primarily due to higher income before income taxes in the current quarter. The effective income tax rate of 22.0% increased 30 bps from last year, mainly due to the impact of changes in earnings mix.

Q4 2021 vs. Q3 2021

Net income of $3,892 million was down $404 million or 9% compared to last quarter, primarily due to lower releases of PCL, lower spreads in Canadian Banking and U.S. Wealth Management (including City National), and a legal provision in U.S. Wealth Management (including City National). These factors were partially offset by lower variable compensation.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)	Table 36

	2021				2020

(Millions of Canadian dollars, except per share and percentage amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Personal & Commercial Banking	$4,605	$4,651	$4,527	$4,563	$4,373	$4,348	$4,400	$4,610
Wealth Management (2)	3,444	3,373	3,260	3,219	3,061	3,008	2,955	3,106
Insurance	1,501	1,754	536	1,809	958	2,212	197	1,994
Investor & Treasury Services	548	517	534	565	521	484	709	597
Capital Markets (3)	2,298	2,463	2,718	2,708	2,275	2,748	2,313	2,548
Corporate Support (2), (3)	(20)	(2)	43	79	(96)	120	(241)	(19)
Total revenue	12,376	12,756	11,618	12,943	11,092	12,920	10,333	12,836
PCL	(227)	(540)	(96)	110	427	675	2,830	419
PBCAE	1,032	1,304	149	1,406	461	1,785	(177)	1,614
Non-interest expense	6,583	6,420	6,379	6,542	6,058	6,380	5,942	6,378
Income before income taxes	4,988	5,572	5,186	4,885	4,146	4,080	1,738	4,425
Income taxes	1,096	1,276	1,171	1,038	900	879	257	916
Net income	$3,892	$4,296	$4,015	$3,847	$3,246	$3,201	$1,481	$3,509
EPS – basic	$2.68	$2.97	$2.76	$2.66	$2.23	$2.20	$1.00	$2.41
– diluted	2.68	2.97	2.76	2.66	2.23	2.20	1.00	2.40
Effective income tax rate	22.0%	22.9%	22.6%	21.2%	21.7%	21.5%	14.8%	20.7%
Period average US$ equivalent of C$1.00	$0.796	$0.812	$0.798	$0.779	$0.756	$0.737	$0.725	$0.760
(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.
(3)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of this 2021 Annual Report.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.

Trend analysis

Earnings have generally trended upward over the period. However, earnings in the second quarter of 2020 reflected the impact of the onset of the COVID-19 pandemic across all of our business segments which resulted in a significant increase in PCL and fluctuations in revenue from the impact of market volatility, including interest rates and credit spreads, as well as client activity. Market conditions subsequently improved, and while impacts from the COVID-19 pandemic and its associated downstream implications persist, earnings have increased since the second quarter of 2020. Quarterly earnings are also affected by the impact of foreign exchange translation.

Personal & Commercial Banking revenue has benefitted from solid volume growth over the period. NIM has been negatively impacted by margin compression over the period from the lower interest rate environment, mainly reflecting cumulative BoC rate cuts of 150 bps in the second quarter of 2020.

Wealth Management revenue has benefitted from growth in average-fee based client assets, as well as volume growth over the period. The lower interest rate environment, mainly reflecting the cumulative U.S. Fed rate cuts of 150 bps in the second quarter of 2020, has negatively impacted revenue over the period.

Insurance revenue has fluctuated over the period, primarily due to the impact of changes in the fair value of investments backing policyholder liabilities as well as the timing of group annuity sales, both of which are largely offset in PBCAE. The first quarters of 2020 and 2021 as well as Q4 2021 reflect higher group annuity sales.

Investor & Treasury Services revenue has been impacted by interest rate movements, market volatility and client activity over the period, which resulted in heightened fluctuations in the second and third quarters of 2020 following the onset of the COVID-19 pandemic.

48             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity, with first quarter results generally stronger than those in the remaining quarters. Markets experienced significant levels of volatility following the onset of the COVID-19 pandemic, which resulted in increased client activity and fluctuations in trading revenue, including higher trading revenue in the third quarter of 2020 and the first quarter of 2021. Elevated market volatility in the second quarter of 2020 also resulted in loan underwriting markdowns, with partial reversals in the latter half of 2020. 2021 generally saw strong results from M&A and loan syndication activity as well as equity origination.

PCL on assets is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets has fluctuated over the period as it is impacted by macroeconomic conditions, changes in exposures and credit quality. The impact of the COVID-19 pandemic resulted in a significant increase in provisions in 2020, largely in the second quarter. Throughout 2021, we saw improvements in our macroeconomic and credit quality outlook resulting in releases of provisions on performing assets. PCL on impaired assets trended lower over the period. The recovery that has been underway since the sharp drop of economic activity in calendar Q2 2020 as well as the impact of the COVID-19 related government support and calendar 2020 payment deferral programs, resulted in lower provisions, largely in our Canadian Banking retail portfolios beginning the second half of 2020. We saw higher provisions on impaired loans in Capital Markets, largely in the oil and gas sector, over the majority of 2020. Throughout 2021, we saw lower provisions on impaired loans in Capital Markets, largely due to recoveries in the oil and gas sector.

PBCAE has fluctuated over the period as it includes the impact of changes in the fair value of investments backing policyholder liabilities and the impact of group annuity sales, both of which are largely offset in Revenue. The fair value of investments backing policyholder liabilities is impacted by changes in market conditions. PBCAE has also fluctuated due to the impact of investment-related experience and claims costs over the period. Actuarial adjustments, which generally occur in the fourth quarter of each year, also impact PBCAE.

Non-interest expense has generally trended upwards over the period. Variable compensation has fluctuated over the period, commensurate with fluctuations in revenue and earnings, including the impact of decreased results in the second quarter of 2020. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period reflect our ongoing investments in people and technology, including digital initiatives. Beginning in the second quarter of 2020, Non-interest expense also reflected incremental COVID-19 related costs, though these costs have subsided in 2021.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The second quarter of 2020 saw a decrease mainly due to a higher proportion of tax exempt income and income from lower tax rate jurisdictions relative to lower earnings in that quarter.

Financial condition

Condensed balance sheets

Table 37

As at October 31 (Millions of Canadian dollars)	2021	2020
Assets
Cash and due from banks	$113,846	$118,888
Interest-bearing deposits with banks	79,638	39,013
Securities, net of applicable allowance (1)	284,724	275,814
Assets purchased under reverse repurchase agreements and securities borrowed	307,903	313,015
Loans
Retail	503,598	457,976
Wholesale	218,066	208,655
Allowance for loan losses	(4,089)	(5,639)
Other – Derivatives	95,541	113,488
– Other (2)	107,096	103,338
Total assets	$1,706,323	$1,624,548
Liabilities
Deposits	$1,100,831	$1,011,885
Other – Derivatives	91,439	109,927
– Other (2)	405,698	406,102
Subordinated debentures	9,593	9,867
Total liabilities	1,607,561	1,537,781
Equity attributable to shareholders	98,667	86,664
Non-controlling interests	95	103
Total equity	98,762	86,767
Total liabilities and equity	$1,706,323	$1,624,548
(1)	Securities are comprised of trading and investment securities.
(2)	Other – Other assets and liabilities include Segregated fund net assets and liabilities, respectively.

2021 vs. 2020

Total assets increased $82 billion or 5% from last year. Foreign exchange translation decreased total assets by $68 billion.

Cash and due from banks was down $5 billion or 4%, primarily due to lower deposits with central banks, reflecting our short term cash management activities. The impact of foreign exchange translation also contributed to the decrease.

Interest-bearing deposits with banks increased $41 billion, primarily due to higher deposits with central banks, reflecting our short term cash and liquidity management activities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            49

Securities, net of applicable allowance, were up $9 billion or 3%, mainly due to higher equity trading securities reflecting favourable market conditions and higher corporate debt securities, partially offset by the impact of foreign exchange translation and lower government securities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $5 billion or 2%, largely due to the impact of foreign exchange translation and our liquidity management activities, partially offset by increased client demand.

Loans (net of Allowance for loan losses) were up $57 billion or 9%, largely due to volume growth in residential mortgages and wholesale loans. These factors were partially offset by the impact of foreign exchange translation.

Derivative assets were down $18 billion or 16%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts. These factors were partially offset by higher fair values on foreign exchange contracts.

Other assets were up $4 billion or 4%, largely reflecting higher commodity trading receivables and increased employee benefit assets. These factors were largely offset by the impact of foreign exchange translation.

Total liabilities increased $70 billion or 5% from last year. Foreign exchange translation decreased total liabilities by $68 billion.

Deposits increased $89 billion or 9%, mainly due to higher business and retail deposits driven by both higher liquidity maintained by our clients amidst the COVID-19 pandemic and higher client activity. Higher issuances of short-term notes also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Derivative liabilities were down $18 billion or 17%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts. These factors were partially offset by higher fair values on foreign exchange contracts.

Other liabilities remained flat as higher obligations related to securities sold short were fully offset by the impact of foreign exchange translation.

Total equity increased $12 billion or 14% primarily reflecting earnings, net of dividends.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables and residential and commercial mortgage loans primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans as part of our sales and trading activities.

We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program. The majority of our securitization activities are recorded on our Consolidated Balance Sheets as we do not meet the derecognition criteria. During 2021 and 2020, we did not derecognize any mortgages securitized through the NHA MBS program. For further details, refer to Note 6 and Note 7 of our 2021 Annual Consolidated Financial Statements.

We also periodically securitize commercial mortgage loans by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to structured entities, one of which is sponsored by us. Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risks and rewards of ownership of the securitized assets. During the year ended October 31, 2021, we did not securitize any commercial mortgages (October 31, 2020 – $469 million). Our continuing involvement with the transferred assets is limited to servicing certain of the underlying commercial mortgages sold. As at October 31, 2021, there was $2 billion of commercial mortgages outstanding that we continue to service related to these securitization activities (October 31, 2020 – $2 billion).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of our clients’ financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third-party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our 2021 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. Our clients primarily use our multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The conduits offer us a favourable revenue stream and risk-adjusted return.

50             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

We provide services such as transaction structuring, administration, backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Revenue for all such services amounted to $304 million during the year (October 31, 2020 – $277 million).

Our total commitment to the conduits in the form of backstop liquidity and credit enhancement facilities is shown below. The total committed amount of these facilities exceeds the total amount of the maximum assets that may have to be purchased by the conduits under the purchase agreements. As a result, the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amounts of these facilities.

Liquidity and credit enhancement facilities						Table 38
	2021			2020
As at October 31 (Millions of Canadian dollars)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)
Backstop liquidity facilities	$40,876	$38,330	$38,330	$42,803	$40,137	$ 40,137
Credit enhancement facilities (3)	2,546	2,546	2,546	2,666	2,666	2,666
Total	$43,422	$40,876	$40,876	$45,469	$42,803	$ 42,803

(1)	Based on total committed financing limit.
(2)	Not presented in the table above are derivative assets with a fair value of $17 million (October 31, 2020 – $60 million) which are a component of our total maximum exposure to loss from our interests in the multi-seller conduits. Refer to Note 7 of our 2021 Annual Consolidated Financial Statements for more details.
(3)	Includes $9 million (October 31, 2020 – $2 million) of Financial standby letters of credit.

As at October 31, 2021, the notional amount of backstop liquidity facilities we provide decreased by $1,927 million or 5% from last year, primarily due to the impact of foreign exchange translation. The notional amount of partial credit enhancement facilities we provide decreased by $120 million or 5% from last year, primarily due to the impact of foreign exchange translation.

Maximum exposure to loss by client type	Table 39

	2021			2020
As at October 31 (Millions of dollars)	US$	C$	Total C$	US$	C$	Total C$
Outstanding securitized assets
Auto and truck loans and leases	$11,546	$3,752	$18,048	$10,163	$3,738	$17,277
Consumer loans	2,466	–	3,054	2,869	–	3,823
Credit cards	3,876	510	5,309	4,070	510	5,932
Dealer floor plan receivables	906	770	1,892	889	858	2,042
Equipment receivables	2,227	–	2,757	2,349	–	3,129
Fleet finance receivables	366	213	667	715	245	1,197
Insurance premiums	170	428	638	216	428	716
Residential mortgages	–	873	873	–	864	864
Student loans	1,587	–	1,965	1,956	–	2,606
Trade receivables	2,337	–	2,893	2,445	–	3,258
Transportation finance	2,163	102	2,780	1,394	102	1,959
Total	$27,644	$6,648	$40,876	$27,066	$6,745	$42,803
Canadian equivalent	$34,228	$6,648	$40,876	$36,058	$6,745	$42,803

Our overall exposure decreased by 5% compared to last year primarily due to the impact of foreign exchange translation. Correspondingly, total assets of the multi-seller conduits decreased by $1,890 million or 5% from last year. All of the multi-seller conduits assets were internally rated A or above. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system as outlined in the internal ratings map in the credit risk section.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in the U.S. multi-seller conduits are reviewed by Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings (Fitch). Transactions in two of the Canadian multi-seller conduits are reviewed by Dominion Bond Rating Service (DBRS) and Moody’s while one of the Canadian multi-seller conduits is also reviewed by S&P. Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

As at October 31, 2021, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $25 billion, an increase of $1,488 million or 6% from last year, primarily due to higher client usage. The rating agencies that rate the ABCP rated 100% (October 31, 2020 – 100%) of the total amount issued within the top ratings category.

Structured finance

We provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at October 31, 2021, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $3 billion (October 31, 2020 – $3 billion).

We provide senior warehouse financing to unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations (CLO). A portion of the proceeds from the sale of the term CLO is used to fully repay the senior warehouse financing that we provide. As at October 31, 2021, our maximum exposure to loss associated with the outstanding senior warehouse financing facilities was $951 million (October 31, 2020 – $88 million). The increase in our maximum exposure to loss from last year was driven by increased client utilization and the addition of new financing facilities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            51

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement designed to cover a multiple of historical losses. As at October 31, 2021, our maximum exposure to loss associated with the outstanding senior financing facilities was $4 billion (October 31, 2020 – $3 billion). The increase in our maximum exposure to loss from last year was driven by the addition of new financing facilities partially offset by the repayment and termination of existing financing facilities.

Investment funds

We invest in hedge funds primarily to provide clients with desired exposures to reference funds. As we make investments in the reference funds, exposures to the funds are simultaneously transferred to clients through derivative transactions. Our maximum exposure to loss in the reference funds is limited to our investments in the funds. As at October 31, 2021, our maximum exposure to loss was $3 billion (October 31, 2020 – $2 billion). The increase in our maximum exposure to loss from last year was due to increased holdings in third-party investment funds.

We also provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at October 31, 2021, our maximum exposure to loss on these funds was $606 million (October 31, 2020 – $278 million). The increase in our maximum exposure to loss from last year was driven by the addition of new financing facilities.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at October 31, 2021, our maximum exposure to loss in these entities was $12 billion (October 31, 2020 – $10 billion). The increase in our maximum exposure to loss compared to last year reflects an increase in client activity with third-party securitization vehicles partially offset by the impact of foreign exchange translation. Interest and non-interest income earned in respect of these investments was $89 million (October 31, 2020 – $112 million).

Guarantees, retail and commercial commitments

We provide our clients with guarantees and commitments that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at October 31, 2021 amounted to $414 billion compared to $387 billion last year. The increase compared to last year was primarily driven by growth in securities lending indemnifications and other commitments to extend credit partly offset by decreases in back stop liquidity facilities and sponsored repo guarantees. Refer to Liquidity and funding risk and Note 23 of our 2021 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

We are in the business of managing the risks inherent to the financial services industry as we aim to create maximum value for our shareholders, clients, employees and communities. The ability to manage risk is a core competency of the bank, and is supported by our risk-aware culture and risk management approach. Our view of risks is dynamic, and reflects the pace of change in the financial services industry.

Top and emerging risks

An important component of our risk management approach is to ensure that top and emerging risks, as they evolve, are identified, managed, and incorporated into our existing risk management assessment, measurement, monitoring and escalation processes and addressed in our risk frameworks and policies. These practices are intended to ensure a forward-looking risk assessment is maintained by management in the course of business development and as part of the execution of ongoing risk oversight responsibilities. Top and emerging risks are discussed by senior management and the Board on a regular basis.

52             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

We have developed supplementary internal guidance to support enterprise-wide identification and assessment of all material risks, including those that are not readily apparent. Top and emerging risks encompass those that could materially impact our financial results, financial and operational resilience, reputation, business model, or strategy, as well as those that could potentially materially impact us as the risks evolve. In addition to the Impact of pandemic risk factor outlined in the Impact of COVID-19 pandemic section, the following represents our top and emerging risks:

Top & emerging risks	Description
Business and economic conditions

Our financial results may be affected to varying degrees by the general business and economic conditions in the geographic regions in which we operate. These conditions may include factors such as consumer saving, spending habits and sentiment, as well as consumer borrowing and repayment patterns, unemployment rates, the differing paths to economic recovery among nations across the globe, particularly in light of the prolonged COVID-19 pandemic and range of containment measures, the level of business investment and overall business sentiment, the long-term impact from the pandemic on vulnerable sectors, the level of government spending as well as fiscal and monetary policy, the level of activity and volatility of the financial markets, supply chain challenges and labour shortages affecting certain sectors, and inflation or possible stagflation. Moreover, interest rate changes and actions taken by central banks to manage inflation or the broader economy would have implications for us. Our financial results are sensitive to changes in interest rates, as described in the Systemic risk section.

For example, a slowdown in economic growth or an economic downturn could adversely impact employment rates and household incomes, consumer spending, corporate earnings and business investment and could adversely affect our business, including but not limited to the demand for our loan and other products, and result in lower earnings, including higher credit losses. Additional risks are emerging around governments’ withdrawal of COVID-19 pandemic support measures, and how they will seek to recoup the unprecedented levels of support. This may include, for example, changes to tax policy to address fiscal capacity concerns and to balance budgets in the future.

There are also emerging risks related to changing demographics as well as the potential implications that a prolonged low interest rate environment will have, for example, on increasing wealth inequality and delayed retirement ages, among others.

For details on how we are managing our risks associated with the COVID-19 pandemic, refer to the Impact of pandemic risk factor in the Impact of COVID-19 pandemic section of this 2021 Annual Report.

Information technology and cyber risks

Information technology (IT) and cyber risks remain top risks, not only for the financial services sector, but for other industries worldwide. We continue to be subject to heightened risks in the form of cyber-attacks, data breaches, cyber extortion and similar compromises, due to: (i) the size, scale, and global nature of our operations; (ii) our heavy reliance on the internet to conduct day-to-day business activities; (iii) our intricate technological infrastructure; and (iv) our use of third-party service providers. Additionally, clients’ use of personal devices can create further avenues for potential cyber-related incidents, as the bank has little or no control over the safety of these devices. Ransomware threats are growing in sophistication and being used to launch major supply chain attacks. IT and cyber risks have also increased during the COVID-19 pandemic, as increased malicious activities are creating more threats for cyberattacks including COVID-19 phishing emails, malware-embedded mobile apps that purport to track infection rates, and targeting of vulnerabilities in remote access platforms as companies continue to operate with work from home arrangements. Resulting implications could include business interruptions, service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, as well as reputational damage. Furthermore, the adoption of emerging technologies, such as cloud computing, AI and robotics, call for continued focus and investment to manage risks effectively. For more details on how we are managing these risks, refer to the Operational risk section.

Environmental and social risk (including climate change)

We, like other organizations, are increasingly under scrutiny to address social and racial inequality and human rights issues, and failure to do so may result in strategic, reputational and regulatory risks.

Risks associated with climate change are evolving as it relates to the global transition to a net-zero economy and physical climate risks (e.g., extreme weather events), which could result in a broad range of impacts including potential strategic, reputational, regulatory, compliance, operational and credit related risks for us and our clients. For details on how we are managing these risks, refer to the Overview of other risks section.

Digital disruption and innovation

The COVID-19 pandemic has changed the way consumers interact with financial services providers. Demand for digital banking services has increased, and while this represents an opportunity for us to leverage our technological advantage, the need to meet the rapidly evolving needs of clients and compete with non-traditional competitors has increased our strategic and reputational risks. Additional risks also continue to emerge as demographic trends, evolving client expectations, the increased power to analyze data and the emergence of disruptors are creating competitive pressures across a number of sectors. Moreover, established technology companies, newer competitors, and regulatory changes continue to foster new business models that could challenge traditional banks and financial products. Finally, while the adoption of new technologies, such as AI and machine learning, presents opportunities for us, it could result in new and complex strategic, reputational, operational, regulatory and compliance risks that would need to be managed effectively.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            53

Top & emerging risks	Description
Canadian housing and household indebtedness

Canadian housing and household indebtedness risks remain elevated, but have moderated as restrictions related to the COVID-19 pandemic have eased and employment has rebounded. However, the unemployment rate remains above pre-pandemic levels. Concerns related to housing affordability in certain markets and levels of mortgage-related Canadian household debt – which were already elevated before and during the COVID-19 pandemic – could escalate if additional waves of the COVID-19 pandemic emerge, if the period of economic recovery is prolonged, or if the lending environment changes, potentially resulting in, among other things, higher credit losses.

While real estate rental activity has rebounded in certain markets, changing consumer preferences and work arrangements, and the impact from possible future waves of the COVID-19 pandemic, may continue to have an impact on future real estate investment and demand.

Geopolitical uncertainty

Persistent trade tensions, supply chain disruptions, policy changes, COVID-19 vaccine nationalism and vaccine diplomacy continue to impact global economic growth prospects and market sentiment. The Canadian economy is vulnerable to continued trade tensions given the country’s trading relationships with the U.S. and China. Tensions remain elevated between China and the U.S. and its allies over a number of issues, including trade, technology, human rights, Hong Kong, Macau, and Taiwan. Tensions between China and its neighbours over territorial claims add further global and economic uncertainty. In addition, tensions with Russia remain high over allegations of cyber-attacks, election interference, adventurism, and the mistreatment of anti-corruption and pro-democracy activists. Other geopolitical tensions could also add to economic and market uncertainties.

More broadly, the post-pandemic future of global trade remains uncertain, as countries look to decrease reliance on the global supply chain. Increased protectionism and economic nationalism could reshape global alliances as a steady COVID-19 vaccine supply and the supply of other critical goods of economic and national importance (e.g., semiconductors) remain one of the top priorities of governments. We will continue to monitor these developments and others, and will assess the implications they have on us.

Privacy, data and third-party related risks

The protection and responsible use of personal information are critical to maintaining our clients’ trust. In addition, the management and governance of our data also remains a top risk given the high value attributed to our data for the insights it can generate for clients and communities. Resulting implications from failing to manage data and privacy risks could include financial loss, theft of intellectual property and/or confidential information, litigation, enhanced regulatory attention and penalties, as well as reputational damage. Effective privacy and information management practices continue to grow in importance, as demonstrated by the continued development of complex regulations in the jurisdictions in which we operate. Our potential exposure to these risks increases as we continue to partner with third-party service providers and adopting new business models and technologies (e.g., cloud computing, AI and machine learning). Attackers gravitate towards vulnerabilities in an ecosystem, and the weakest link in the supply chain can be a supplier or third-party service provider, who may not have sufficiently robust controls. Privacy, data and third-party related risks have been heightened as the use of work from home arrangements remains common practice. Third-party providers critical to our operations are monitored for any impact on their ability to deliver services, including vendors of our third-party providers. For details on how we are managing these risks, refer to the Operational risk section.

Regulatory changes

The ongoing introduction of new or revised regulations will continue to lead to increasing focus across the organization on meeting additional regulatory requirements across the multiple jurisdictions in which we operate. Financial and other reforms that have or are coming into effect, across multiple jurisdictions, such as anti-money laundering regulations, interest rate benchmark reform, as well as privacy, climate and consumer protection, continue to impact our operations and strategies. For more details, refer to the Legal and regulatory environment risk section.

Culture and conduct risks

Our purpose, values and risk principles are key dimensions of our culture. We demonstrate our culture through our conduct – the behaviours, judgments, decisions, and actions of the organization and our employees. Culture and conduct risks are considered top risks for the financial services industry due to the impact our choices, behaviours, and overall risk governance can have on outcomes for our stakeholders. We embed client considerations into our decision-making processes and aim to focus on the fair treatment of clients, and continue to implement regulatory changes that align with this objective. We are responsive to evolving employee needs while expecting employees to always act with integrity.

Canadian, U.S. and global regulators have been increasingly focused on conduct matters and risks, and heightened expectations generally from regulators could lead to investigations, remediation requirements, and higher compliance costs. While we take steps to continue to strengthen our conduct practices, and prevent and detect outcomes which could potentially harm clients, employees or the integrity of the markets, such outcomes may not always be prevented or detected. For more details, refer to the Culture and conduct risk section.

54             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Overview

As a global financial institution with a diversified business model, we actively manage a variety of risks to help protect and enable our businesses by following these risk management principles:

Risk management principles

•	Effectively balance risk and reward to enable sustainable growth.
•	Collectively share the responsibility for risk management.
•	Undertake only risks we understand and make thoughtful and future-focused risk decisions.
•	Always uphold our Purpose and Vision, and consistently abide by our Values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues and communities.
•	Maintain a healthy and robust control environment to protect our stakeholders.
•	Use judgment and common sense.
•	Always be operationally prepared and financially resilient for a potential crisis.

The dynamic nature of the financial services industry, and technological innovation, necessitate that our processes, tools and practices are continuously improving and responding to the changing landscape and emerging risks. We seek to accomplish this through an effective and evolving risk management approach. All risk-taking activities and exposures are within the Board-approved risk appetite, and corresponding capital and liquidity requirements. We seek to ensure that our business activities and transactions provide an appropriate balance of return for the risks assumed and the costs incurred. Our organizational design and governance processes are intended to ensure that our Group Risk Management (GRM) function is independent from the businesses it supports.

Risk drivers

We define risk as the potential vulnerabilities in the short-, medium- or long-term that may impact our financial results, financial and operational resilience, reputation, business model, or strategy. Risk can be realized through losses, or an undesirable outcome with respect to volatility of earnings in relation to expected earnings, capital adequacy, or liquidity. Our principal risks include credit, market, liquidity, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive, and systemic risks, that have been classified into four categories based on the level of control and influence that we can exert against these risks. These categories are maintained by GRM and reviewed regularly to ensure all principal risks are reflected. This classification methodology provides a common language and discipline for the identification and assessment of risk in existing businesses, new businesses, products or initiatives, as well as acquisitions and alliances.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            55

Enterprise risk management

Under the oversight of the Board and senior management, the Enterprise Risk Management Framework (ERMF) provides an overview of our enterprise-wide programs for managing risk, including identifying, assessing, measuring, controlling, monitoring and reporting on the significant risks that face the organization.

Risk governance

We have an effective and well-established governance framework in place to ensure that risks impacting our businesses are identified, appropriately categorized, assessed, managed and communicated to the Board in a timely manner. The risk governance framework has been established, and is maintained in alignment with, the expectations of OSFI, the Basel Committee on Banking Supervision’s (BCBS) corporative governance principles, and the requirements and expectations of other regulators in the jurisdictions and businesses in which we conduct business, and in accordance with industry best practices. The Board oversees the implementation of our risk management framework, while employees at all levels of the organization are responsible for managing the day-to-day risks that arise in the context of their mandates. As illustrated below, we use the three lines of defence governance model which is intended to ensure that risks are appropriately and adequately managed throughout the enterprise to achieve our strategic objectives.

56             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Risk appetite

Effective risk management protects us from unacceptable losses or undesirable outcomes with respect to earnings volatility, capital adequacy or liquidity, reputation risk or other risks while supporting and enabling our overall business strategy. It requires the clear articulation of our risk appetite, which is the amount and type of risk that we are able and willing to accept in the pursuit of our business objectives. It reflects our self-imposed upper bound to risk-taking, set at levels inside of regulatory limits and constraints, and influences our risk management philosophy, Code of Conduct, business practices and resource allocation. It provides clear boundaries and sets an overall tone for balancing risk-reward trade-offs to ensure the long-term viability of the organization.

Our risk appetite is integrated into our strategic, financial, and capital planning processes, as well as ongoing business decision-making processes and is reviewed and approved annually by the Board.

Our Enterprise Risk Appetite Framework (ERAF) outlines the foundational aspects of our approach to risk appetite, articulates our quantitative and qualitative risk appetite statements and their supporting measures and associated constraints, which can be applied at the enterprise, business segment, business unit and legal entity level, and describes our requirements and expectations to embed effective risk appetite practices throughout the organization.

Risk appetite statements
Quantitative statements	Qualitative statements

•    Manage earnings volatility and exposure to future losses under normal and stressed conditions.

•    Avoid excessive concentrations of risk.

•    Ensure capital adequacy and sound management of liquidity and funding risk.

•    Ensure sound management of operational and regulatory compliance risk.

•    Maintain strong credit ratings and a risk profile in the top half of our peer group.

•    Always uphold our Purpose and Vision and consistently abide by our Values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues, and communities.

•    Undertake only risk we understand. Make thoughtful and future-focused risk decisions, taking environmental and social considerations into account.

•    Effectively balance risk and reward to enable sustainable growth.

•    Maintain a healthy and robust control environment to protect our stakeholders.

•    Always be operationally prepared and financially resilient for a potential crisis.

The allocation of our risk appetite across the bank is supported by the establishment of delegated authorities or risk limits. These delegated authorities or risk limits represent the maximum level of risk permitted for a line of business, portfolio, individual or group and are used to govern ongoing operations. Risk posture, the anticipated shift in risk profile as a result of changes in objectives, strategies, and external factors, is used to provide insights on key areas that may require management attention to ensure strategies are able to be executed successfully within our risk appetite.

Risk measurement

Quantifying risk is a key component of our enterprise-wide risk and capital management processes. Risk measurement and planning processes are integrated across the enterprise, especially in regards to forward-looking projections and analyses, including but not limited to, stress testing, recovery and resolution planning, and credit provisioning. The degree of integration across our Finance and Risk functions continues to increase in measuring both financial and risk performance.

Certain risks, such as credit, market, liquidity and insurance risks, can be more easily quantified than others, such as operational, reputation, strategic, legal, and regulatory compliance risks. For the risks that are more difficult to quantify, greater emphasis is placed on qualitative risk factors and assessment of activities to gauge the overall level of risk. In addition, judgmental risk measures and techniques such as stress testing, and scenario and sensitivity analyses can be used to assess and measure risks, and we are continuously evolving our risk measures and techniques to manage our risks. Our primary methods for measuring risk include:

•	Quantifying expected loss: losses that are statistically expected to occur as a result of conducting business in a given time period;
•	Quantifying unexpected loss: an estimate of the deviation of actual earnings from expected earnings, over a specified time horizon;
•

Stress testing: evaluates, from a forward looking perspective, the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events; and

•

Back-testing: the realized values are compared to the parameter estimates that are currently used in an effort to ensure the parameters remain appropriate for regulatory and economic capital calculations.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            57

Stress testing

Stress testing is an important component of our risk management framework. Stress testing results are used for:

•	Assessing the viability of long-term business plans and strategies;
•	Monitoring our risk profile relative to our risk appetite in terms of earnings and capital at risk;
•	Setting limits;
•	Identifying key risks to, and potential shifts in, our capital and liquidity levels, as well as our financial position;
•	Enhancing our understanding of available mitigating actions in response to potential adverse events; and
•	Assessing the adequacy of our capital and liquidity levels.

Our enterprise-wide stress tests evaluate key balance sheet, income statement, leverage, capital, and liquidity impacts arising from risk exposures and changes in earnings. The results are used by the Board, Group Risk Committee (GRC) and senior management risk committees to understand our performance drivers under stress, and review stressed capital, leverage, and liquidity ratios against regulatory thresholds and internal limits. The results are also incorporated into our Internal Capital Adequacy Assessment Process (ICAAP) and capital plan analyses.

We evaluate a number of enterprise-wide stress scenarios over a multi-year horizon, featuring a range of severities. Our Board reviews the recommended scenarios, and GRM leads the scenario assessment process. Results from across the organization are integrated to develop an enterprise-wide view of the impacts, with input from subject matter experts in GRM, Corporate Treasury, Finance, and Economics. Generally, our stress testing scenarios evaluate global recessions, equity market corrections, elevated debt levels, trade policies, changes in interest rates, real estate price corrections, and shocks to credit spreads and commodity markets, among other factors. During our fiscal 2021 stress testing exercises, we addressed several emerging risks inclusive of further waves of the COVID-19 pandemic, inflation risk as well as physical and transitional climate risk, with a focus on the impacts of these risks on revenue, net income and capital projections.

Ongoing stress testing and scenario analyses within specific risk types, such as market risk (including Interest Rate Risk in the Banking Book (IRRBB)), liquidity risk, retail and wholesale credit risk, operational risk, and insurance risk, supplement and support our enterprise-wide analyses. Results from these risk-specific programs are used in a variety of decision-making processes including risk limit setting, portfolio composition evaluation, risk appetite articulation and business strategy implementation.

In addition to ongoing enterprise-wide and risk specific stress testing programs, we use ad hoc and reverse stress testing to deepen our knowledge of the risks we face. Ad hoc stress tests are one-off analyses used to investigate developing conditions or to stress a particular portfolio in more depth. Reverse stress tests, starting with a severe outcome and aiming to reverse-engineer scenarios that might lead to it, are used in risk identification and understanding of risk/return boundaries.

In addition to internal stress tests, we participate in a number of regulator-required stress test exercises, on a periodic basis, across several jurisdictions.

Model governance and validation

Quantitative models are used for many purposes including, but not limited to, the valuation of financial products, the identification, measurement and management of different types of risk, stress testing, assessing capital adequacy, informing business and risk decisions, measuring compliance with internal limits, meeting financial reporting and regulatory requirements, and issuing public disclosures.

Model risk is the risk of adverse financial and/or reputational consequences to the enterprise arising from the use or misuse of a model at any stage throughout its life cycle and is managed through our model risk governance and oversight structure. The governance and oversight structure, which is implemented through our three lines of defence governance model, is founded on the basis that model risk management is a shared responsibility across the three lines spanning all stages of the model’s life cycle. We continue to evolve our governance model to take into account any new risk considerations that may emerge from the growing use of Artificial Intelligence (AI) methods and applications in our models across our organization.

Prior to being used, models are subject to an independent validation and approval by our enterprise model risk management function, a team of modelling professionals with reporting lines independent of those of the model owners, developers and users. The validation seeks to ensure that models are sound and capable of fulfilling their intended use. In addition to independently validating models prior to use, our enterprise model risk management function provides controls that span the life-cycle of a model, including model change management procedures, requirements for ongoing monitoring, and annual assessments to ensure each model continues to serve its intended purpose.

Risk control

Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls that are defined in our ERMF. The ERMF serves as the foundation for our approach to risk management and sets the expectations for the development and communication of policies, the establishment of formal independent risk review and approval processes, and the establishment of delegated authorities and risk limits. The ERMF is further reinforced and supported by a number of additional Board-approved risk frameworks, various policies thereunder and a comprehensive set of risk controls. Together, our risk frameworks and supporting policies provide direction and insight on how respective risks are identified, assessed, measured, managed, mitigated, monitored and reported. The enterprise-wide policies are considered our minimum requirements, articulating the parameters within which business groups and employees must operate.

58             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Delegated authorities and risk limits

Risk appetite is designed to account for strategic and forward-looking considerations whereas authorities and risk limits are used to govern and monitor our day-to-day business activities. Risk Appetite is supported by Risk Approval Authorities delegated by the Board to senior management which provide thresholds for escalation of exposures and transactions to the Risk Committee of the Board for review and approval. The allocation of Risk Appetite and Board Delegated Authorities may be supported by the establishment of management delegated authorities and/or risk limits. These represent the maximum level of risk permitted for a line of business, portfolio, individual or other group, and are used to implement risk management strategies and govern ongoing operations. Senior management can then delegate some or all of their authorities onwards to others in the organization. The delegated authorities enable the approval of single name, geographic and industry sectors, and product and portfolio exposures within defined parameters and limits. They are also used to manage concentration risk, establish underwriting and inventory limits for trading and investment banking activities and set market risk tolerances.

Risk review and approval processes

Risk review and approval processes provide an important control mechanism and are established by GRM based on the nature, size and complexity of the risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities and risk limits are based on the following categories: transactions, projects and initiatives, and new products and services.

Risk monitoring and reporting

Enterprise and business segment level risk monitoring and internal reporting are critical components of our enterprise risk management program and support the ability of senior management and the Board to effectively perform their risk management and oversight responsibilities. In addition, we publish a number of external reports on risk matters to comply with regulatory requirements. The Risk Committee of the Board receives a CRO report at each meeting that has been reviewed by senior management, and which includes, among others, top and emerging risks, industry trends or other notable items. On a quarterly basis, we provide our Enterprise Risk Report to senior management and the Risk Committee of the Board which includes, among others, top and emerging risks, risk profile relative to our risk appetite, portfolio quality metrics and a range of risks we face along with an analysis of the related issues, key trends and, when required, management actions. On an annual basis, we provide a benchmarking review to the Board which compares our performance to peers across a variety of risk metrics and includes a composite risk scorecard which provides an objective measure of our ranking relative to the peer group. In addition to our regular risk monitoring, other risk specific presentations are provided to, and discussed with, senior management and the Board on top and emerging risks or changes in our risk profile.

Culture and conduct risk

Our values set the tone of our organizational culture and translate into desired behaviours as articulated in our Code of Conduct and leadership model. We define conduct as the manifestation of culture through the behaviours, judgment, decisions, and actions of the organization and its individuals. Our organizational direction establishes the expectation of good conduct outcomes as the operating norm for the organization, all employees, and third-party service providers operating on our behalf to drive positive outcomes for our clients, employees, stakeholders, financial markets and our reputation. We hold ourselves to the

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            59

highest standards of conduct to build the trust of our clients, investors, colleagues and community. The desired outcomes from effective culture and conduct practices align with our purpose and values and support our risk appetite statements.

Risk culture is a subset of our overall culture that influences how, individually and collectively, we take and manage risks. Our risk culture helps us identify and understand risks, openly discuss risks, and act on the organization’s current and perceived future risks. Our risk culture practices are grounded in our existing risk management and human resource disciplines and protocols. When combined with the elements of effective leadership and values, these practices provide a base from which the resulting risk culture and conduct can be assessed, monitored, sustained and subjected to ongoing enhancement.

Our Board-approved Enterprise Culture and Conduct Risks Framework provides organizational direction and describes our approach to a set of related topics applicable to all risk categories such as fair outcomes for clients and other stakeholders, culture, including accountability and risk culture, conduct risk, sales conduct and client practices, and misconduct.

On a regular basis, management communicates behavioural expectations to our employees with an emphasis on conduct and values. Our leadership model also supports and encourages effective challenge between the businesses and control functions. These behavioural expectations are supported by tools and resources which are designed to help employees live our values, report misconduct and raise concerns, including those that might have ethical implications. We are committed to fostering an environment where employees feel safe to speak up without retaliation. Employees have the ability to report matters through a global anonymous Conduct Hotline. In addition, our Code of Conduct outlines an employee’s responsibility to be truthful, respect others, and comply with laws, regulations and our policies. Anyone who breaches or fails to report an actual or possible breach of the Code of Conduct is subject to corrective or disciplinary action. This can range from reprimands and impacts on performance ratings and compensation, to termination of employment relationships with the organization.

The shaded text along with the tables specifically marked with an asterisk (*) in the following sections of the MD&A represent our disclosures on credit, market and liquidity and funding risks in accordance with IFRS 7, Financial Instruments: Disclosures, and include discussion on how we measure our risks and the objectives, policies and methodologies for managing these risks. Therefore, these shaded text and marked tables represent an integral part of our 2021 Annual Consolidated Financial Statements.

Transactional/positional risk drivers

Credit risk

Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading activities.

The responsibility for managing credit risk is shared broadly following the three lines of defence governance model. The Board delegates credit risk approval authorities through risk appetites to the President & CEO and CRO. Credit transactions in excess of these authorities must be approved by the Risk Committee of the Board. To facilitate day-to-day business activities, the CRO has been empowered to further delegate credit risk approval authorities to individuals within GRM, the business segments, and functional units as necessary.

60             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

We balance our risk and return by setting the following objectives for the management of credit risk:

•	Ensuring credit quality is not compromised for growth;
•	Mitigating credit risk in transactions, relationships and portfolios;
•	Using our credit risk rating and scoring systems or other approved credit risk assessment or rating methodologies, policies and tools;
•	Pricing appropriately for the credit risk taken;
•	Detecting and preventing inappropriate credit risk through effective systems and controls;
•	Applying consistent credit risk exposure measurements;
•	Ongoing credit risk monitoring and administration;
•	Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques (e.g., sale, hedging, insurance, securitization); and
•	Avoiding activities that are inconsistent with our values, Code of Conduct or policies.

The Enterprise Credit Risk Management Framework (ECRMF) describes the principles, methodologies, systems, roles and responsibilities, reports and controls that exist for managing credit risk within the enterprise. Additional supporting policies exist that are designed to provide further clarification of roles and responsibilities, acceptable practices, limits and key controls within the enterprise.

Credit risk measurement

We quantify credit risk at both the individual obligor and portfolio levels to manage expected credit losses and minimize unexpected losses to limit earnings volatility and ensure we are adequately capitalized.

We employ a variety of risk measurement methodologies to measure and quantify credit risk for our wholesale and retail credit portfolios. The wholesale portfolio is comprised of businesses, sovereigns, public sector entities, banks and other financial institutions, as well as certain high net worth individuals. The retail portfolio is comprised of residential mortgages, personal loans, credit cards, and small business loans. Our credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. The resulting ratings and scores are then used for both client- and transaction-level risk decision-making and as key inputs for our risk measurement and capital calculations.

Measurement of economic and regulatory capital

Economic capital, which is our internal quantification of risks, is used for limit setting. It is also used for internal capital adequacy and allocation of capital to the Insurance segment. Our methodology for allocating capital to our business segments, other than Insurance, is based on regulatory requirements. For further details, refer to the Capital management section.

In measuring credit risk to determine regulatory capital, two principal approaches are available: Internal Ratings Based (IRB) Approach and Standardized Approach.

The Standardized Approach applies primarily to our Caribbean banking operations and City National and is based on risk weights prescribed by OSFI that are used to calculate RWA for credit risk exposure.

The IRB Approach, which applies to most of our credit risk exposures, utilizes three key parameters which form the basis of our credit risk measures for both regulatory and economic capital.

•

Probability of default (PD): An estimated percentage that represents the likelihood of default within a given time period of an obligor for a specific rating grade or for a particular pool of exposure.

•	Exposure at default (EAD): An amount expected to be owed by an obligor at the time of default.
•	Loss given default (LGD): An estimated percentage of EAD that is not expected to be recovered during the collections and recovery process.

These parameters are determined based primarily on historical experience from internal credit risk rating systems in accordance with supervisory standards.

Each credit facility is assigned an LGD rate that is largely driven by factors that impact the extent of losses anticipated in the event the obligor defaults. These factors mainly include seniority of debt, collateral and the industry sector in which the obligor operates. Estimated LGD rates draw primarily on internal loss experiences. Where we have limited internal loss data, we also refer to appropriate external data to supplement the estimation process. LGD rates are estimated to reflect conditions that might be expected to prevail in a period of an economic downturn, with additional conservatism added to reflect data limitations and statistical uncertainties identified in the estimation process.

EAD is estimated based on the current exposure to the obligor and the possible future changes in that exposure driven by factors such as the nature of the credit commitment. As with LGD, rates are estimated to reflect an economic downturn, with added conservatism to reflect data and statistical uncertainties identified in the modelling process.

Estimates of PD, LGD and EAD are reviewed, and then validated and back-tested by an independent validation team within the bank, on an annual basis. In addition, quarterly monitoring and back-testing is performed by the estimation team. These ratings and risk measurements are used to determine our expected losses as well as economic and regulatory capital, setting of risk limits, portfolio management and product pricing.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            61

Financial and regulatory measurement distinctions

Expected loss models are used for both regulatory capital and accounting purposes. Under both models, expected losses are calculated as the product of PD, LGD and EAD. However, there are certain key differences under current Basel and IFRS reporting frameworks which could lead to significantly different expected loss estimates, including:

•

Basel PDs are based on long-run averages over an entire economic cycle. IFRS PDs are based on current conditions, adjusted for estimates of future conditions that will impact PD under probability-weighted macroeconomic scenarios.

•

Basel PDs consider the probability of default over the next 12 months. IFRS PDs consider the probability of default over the next 12 months only for instruments in stage 1. Expected credit losses for instruments in stage 2 are calculated using lifetime PDs.

•

Basel LGDs are based on severe but plausible downturn economic conditions. IFRS LGDs are based on current conditions, adjusted for estimates of future conditions that will impact LGD under probability-weighted macroeconomic scenarios.

For further details, refer to the Critical accounting policies and estimates section.

Gross credit risk exposure

Gross credit risk is categorized as i) lending-related and other credit risk or ii) trading-related credit risk; and is calculated based on the Basel III framework. Under this method, EAD for all lending-related and other credit transactions and trading-related repo-style transactions is calculated before taking into account any collateral and is inclusive of an estimate of potential future changes to that credit exposure. EAD for derivatives is calculated inclusive of collateral in accordance with regulatory guidelines.

Lending-related and other credit risk includes:

•

Loans and acceptances outstanding, undrawn commitments, and other exposures, including contingent liabilities such as letters of credit and guarantees, debt securities carried at FVOCI or amortized cost and deposits with financial institutions. Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.

Trading-related credit risk includes:

•

Repo-style transactions, which include repurchase and reverse repurchase agreements and securities lending and borrowing transactions. For repo-style transactions, gross exposure represents the amount at which securities were initially financed, before taking collateral into account.

•

Derivative amounts which represent the credit equivalent amount, as defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure, scaled by a regulatory factor. For further details on replacement cost and credit equivalent amounts, refer to Note 8 of our 2021 Annual Consolidated Financial Statements.

Credit risk assessment

Wholesale credit risk

The wholesale credit risk rating system is designed to measure the credit risk inherent in our wholesale credit activities.

Each obligor is assigned a borrower risk rating (BRR), reflecting an assessment of the credit quality of the obligor. Each BRR has a PD calibrated against it. The BRR differentiates the riskiness of an obligor and represents our evaluation of the obligor’s ability and willingness to meet its contractual obligations on time over a three year time horizon. The assignment of BRRs is based on the evaluation of the obligor’s business risk and financial risk through fundamental credit analysis, as well as data-driven modelling. The determination of the PD associated with each BRR relies primarily on internal default history since 2006. PD estimates are designed to be a long-run average of our experience across the economic cycle in accordance with regulatory guidelines.

Our rating system is designed to stratify obligors into 22 grades. The following table aligns the relative rankings of our 22-grade internal risk ratings with the external ratings used by S&P and Moody’s.

62             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Internal ratings map*	Table 40

PD Bands

Ratings	Business and Bank	Sovereign	BRR	S&P	Moody’s	Description
1	0.0000% – 0.0300%	0.0000% – 0.0150%	1+	AAA	Aaa	Investment Grade
2	0.0000% – 0.0300%	0.0151% – 0.0250%	1H	AA+	Aa1
3	0.0000% – 0.0350%	0.0251% – 0.0350%	1M	AA	Aa2
4	0.0351% – 0.0450%		1L	AA-	Aa3
5	0.0451% – 0.0550%		2+H	A+	A1
6	0.0551% – 0.0650%		2+M	A	A2
7	0.0651% – 0.0750%		2+L	A-	A3
8	0.0751% – 0.0850%		2H	BBB+	Baa1
9	0.0851% – 0.1000%		2M	BBB	Baa2
10	0.1001% – 0.1770%		2L	BBB-	Baa3
11	0.1771% – 0.3705%		2-H	BB+	Ba1	Non-investment Grade
12	0.3706% – 0.7065%		2-M	BB	Ba2
13	0.7066% – 1.1600%		2-L	BB-	Ba3
14	1.1601% – 1.6810%		3+H	B+	B1
15	1.6811% – 2.3490%		3+M	B	B2
16	2.3491% – 4.4040%		3+L	B-	B3
17	4.4041% – 7.0010%		3H	CCC+	Caa1
18	7.0011% – 13.1760%		3M	CCC	Caa2
19	13.1761% – 24.9670%		3L	CCC-	Caa3
20	24.9671% – 99.9990%		4	CC	Ca
21	100%		5	D	C	Impaired
22	100%		6	D	C

*	This table represents an integral part of our 2021 Annual Consolidated Financial Statements.

Counterparty credit risk

Counterparty credit risk is the risk that a party with whom the bank has entered into a financial or non-financial contract will fail to fulfill its contractual agreement and default on its obligation. It incorporates not only the contract’s current value, but also considers how that value can move as market conditions change. Counterparty credit risk usually arises from trading-related derivative and repo-style transactions. Derivative transactions include forwards, futures, swaps and options, and can have underlying references that are either financial (e.g., interest rate, foreign exchange, credit, or equity) or non-financial (e.g., precious metal and commodities). For further details on our derivative instruments and credit risk mitigation, refer to Note 8 of our 2021 Annual Consolidated Financial Statements.

Trading counterparty credit activities are undertaken in a manner consistent with the relevant requirements under the ECRMF and the Enterprise Market Risk Management Framework (EMRMF), in line with our credit risk management policy documents and with approval in accordance with the appropriate delegated authorities.

The primary risk mitigation techniques for trading counterparty credit risk are close-out netting and collateralization. Close-out netting considers the net value of contractual obligations between counterparties in a default situation, thereby reducing overall credit exposure. Collateralization is when a borrower pledges assets as security, which provides recourse to the lender in the event of default. The policies that we maintain in relation to the recognition of risk mitigation from these techniques incorporate such considerations as:

•	The use of standardized agreements such as the International Swaps and Derivatives Association Master Agreement and Credit Support Annex;
•	Restricting eligible collateral to high quality liquid assets, primarily cash and highly-rated government securities, subject to appropriate haircuts; and
•	The use of initial margin and variation margin arrangements in accordance with regulatory requirements and internal risk standards.

Similarly, for securities finance and repurchase trading activity we mitigate counterparty credit risk via the use of standardized securities finance agreements, and by taking collateral generally in the form of eligible liquid securities.

We also mitigate counterparty credit risk through the use of central counterparties (CCPs). These highly-regulated entities intermediate trades between participating bilateral counterparties and mitigate credit risk through the use of initial and variation margin and the ability to net offsetting trades amongst participants. The specific structure and capitalization, including contingent capital arrangements, of individual CCPs are analyzed as part of assigning an internal counterparty credit risk rating and determining appropriate counterparty credit risk limits.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            63

Wrong-way risk

Wrong-way risk is the risk that exposure to a counterparty is adversely correlated with the credit quality of that counterparty. There are two types of wrong-way risk:

•

Specific wrong-way risk, which exists when our exposure to a particular counterparty is positively correlated with the PD of the counterparty due to the nature of our transactions with them (e.g., loans collateralized by shares or debt issued by the counterparty or a related party). Specific wrong-way risk over-the-counter (OTC) derivative trades are done on an exception basis only, and are permitted only when explicitly pre-approved by GRM. Factors considered in reviewing such trades include the credit quality of the counterparty, the nature of the asset(s) underlying the derivative and the existence of credit mitigation.

•

General wrong-way risk, which exists when there is a positive correlation between the PD of the counterparties and general macroeconomic or market factors. This typically occurs with derivatives (e.g., the size of the exposure increases) or with collateralized transactions (e.g., the value of the collateral declines). We monitor general wrong-way counterparty credit risk using a variety of metrics including stress scenarios, investment strategy concentration, the ability of counterparties to generate cash and liquidity, liquidity of the collateral and terms of financing.

Retail credit risk

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Scoring models use internal and external data to assess and score borrowers, predict future performance and manage limits for existing loans and collection activities. Credit scores are one of the factors employed in the acquisition of new clients and management of existing clients. The credit score of the borrower is used to assess the predicted credit risk for each independent acquisition or account management action, leading to an automated decision or guidance for an adjudicator. Credit scoring improves credit decision quality, adjudication timeframes and consistency in the credit decision process and facilitates risk-based pricing. Since the onset of the COVID-19 pandemic, we adapted our retail credit risk methodology by enhancing our product level credit strategies with advanced analytics and portfolio monitoring.

To arrive at a retail risk rating, borrower scores are categorized and associated with PDs for further grouping into risk rating categories. The following table maps PD bands to various summarized risk levels for retail exposures:

Internal ratings map*	Table 41

PD bands	Description
0.030% – 3.844%	Low risk
3.845% – 6.786%	Medium risk
6.787% – 99.99%	High risk
100%	Impaired/Default

*	This table represents an integral part of our 2021 Annual Consolidated Financial Statements.

Credit risk mitigation

We seek to reduce our exposure to credit risk through a variety of means, including the structuring of transactions and the use of collateral.

Structuring of transactions

Specific credit policies and procedures set out the requirements for structuring transactions. Risk mitigants include the use of guarantees, collateral, seniority, loan-to-value (LTV) requirements and covenants. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria.

Collateral

When we advance credit, we often require obligors to pledge collateral as security. The extent of risk mitigation provided by collateral depends on the amount, type and quality of the collateral taken. Specific requirements relating to collateral valuation and management are set out in our credit risk management policies.

The types of collateral used to secure credit or trading facilities within the bank are varied. For example, our securities financing and collateralized OTC derivatives activities are primarily secured by cash and highly-rated liquid government and agency securities. Wholesale lending to business clients is often secured by pledges of the assets of the business, such as accounts receivable, inventory, operating assets and commercial real estate. In Canadian Banking and Wealth Management, collateral typically consists of a pledge over a real estate property, or a portfolio of debt securities and equities trading on a recognized exchange.

•   We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

•    We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates and a downturn in real estate markets.

•    We are compliant with regulatory requirements that govern residential mortgage underwriting practices, including LTV parameters and property valuation requirements.

There were no significant changes regarding our risk management policies on collateral or to the quality of the collateral held during the period.

64             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Credit risk approval

The Board, GE, GRC and other senior management committees work together to ensure the ECRMF and supporting policies, processes and procedures exist to manage credit risk and approve related credit risk limits. Reports are provided to the Board, the GRC, and senior executives to keep them informed of our risk profile, including significant credit risk issues, shifts in exposures and trending information, to ensure appropriate and timely actions can be taken where necessary. Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of borrower, transactional and portfolio management contexts.

Transaction approval

Credit transactions are governed by our RBC Enterprise Policy on Risk Limits and Risk Approval Authorities that captures the limits delegated to management and the credit rules policy, which outlines the minimum standards for managing credit risk at the individual client relationship and/or transaction level. The credit rules policy is further supported by business and/or product-specific policies and guidelines as appropriate. Transaction approvals are subject to delegated risk approval authorities. If a transaction exceeds senior management’s authorities, the approval of the Risk Committee of the Board is required.

Product approval

Proposals for credit products and services are comprehensively reviewed and approved under a risk assessment framework and are subject to risk approval authorities which increase as the level of risk increases. New and amended products must be reviewed relative to all risk drivers, including credit risk. All existing products must be reviewed following a risk-based assessment approach on a regular basis.

Credit risk limits

•   The allocation of risk appetite and Board delegated authorities are supported by the establishment of risk limits which take into account both regulatory constraints and internal risk management judgment. Risk limits are established at the following levels: single name limits, regional, country and industrial sector limits (notional and economic capital), regulatory large exposure limits, product and portfolio limits, and underwriting and distribution risk limits. These limits apply across all businesses, portfolios, transactions and products.

•   We actively manage credit exposures and limits to ensure alignment with our risk appetite, to maintain our target business mix and to ensure that there is no undue concentration risk.

•   Concentration risk is defined as the risk arising from large exposures that are highly correlated such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other risk drivers.

•   Credit concentration limits are reviewed on a regular basis after taking into account business, economic, financial and regulatory environments.

Credit risk administration

Loan forbearance

In our overall management of borrower relationships, economic or legal reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We have specialized groups and formalized policies that direct the management of delinquent or defaulted borrowers. We strive to identify borrowers in financial difficulty early and modify their loan terms to maximize collection and to avoid foreclosure, repossession, or other legal remedies. In these circumstances, a borrower may be granted concessions that would not otherwise be considered. Examples of such concessions to retail borrowers may include rate reduction, payment deferral, principal forgiveness and term extensions. Concessions to wholesale borrowers may include payment deferral, restructuring the agreements, modifying the original terms of the agreement and/or relaxation of covenants. For both retail and wholesale loans, the appropriate remediation techniques are based on the individual borrower’s situation, our policy and the customer’s willingness and capacity to meet the new arrangement.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            65

Credit risk exposure by portfolio, sector and geography

The following table presents our credit risk exposures under the Basel regulatory defined classes and reflects EAD. The classification of our sectors aligns with our view of credit risk by industry.

Credit risk exposure by portfolio, sector and geography	Table 42

	As at

	October 31 2021						October 31 2020
	Credit risk (1), (2)			Counterparty credit risk (3)			Credit risk (1)			Counterparty credit risk (3)
(Millions of Canadian dollars)	On-balance sheet amount	Off-balance sheet amount (4)		Repo-style transactions	Derivatives	Total exposure	On-balance sheet amount	Off-balance sheet amount (4)		Repo-style transactions	Derivatives	Total exposure
		Undrawn	Other (5)					Undrawn	Other (5)
Retail
Residential secured (6)	$362,793	$96,609	$–	$–	$–	$459,402	$338,653	$88,728	$–	$–	$–	$427,381
Qualifying revolving (7)	30,080	90,932	–	–	–	121,012	24,328	67,779	–	–	–	92,107
Other retail	85,362	19,422	146	–	–	104,930	68,325	14,183	67	–	–	82,575
Total retail	$478,235	$206,963	$146	$–	$–	$685,344	$431,306	$170,690	$67	$–	$–	$602,063
Wholesale (8)
Agriculture	$9,400	$1,756	$30	$–	$84	$11,270	$9,562	$1,854	$34	$–	$108	$11,558
Automotive	6,288	9,184	173	–	1,124	16,769	8,464	7,564	289	–	791	17,108
Banking	37,053	4,545	765	117,996	30,888	191,247	47,547	5,136	648	95,412	26,069	174,812
Consumer discretionary	14,792	9,380	573	–	698	25,443	15,119	9,282	509	–	649	25,559
Consumer staples	6,254	6,949	180	–	1,058	14,441	6,303	6,945	538	–	1,252	15,038
Oil and gas	5,678	10,328	1,474	–	7,493	24,973	7,805	10,779	1,600	–	2,492	22,676
Financial services	32,977	19,252	2,623	64,593	16,262	135,707	24,623	18,664	3,171	57,105	14,984	118,547
Financing products	11,277	2,405	485	388	848	15,403	3,755	1,098	522	90	1,055	6,520
Forest products	969	991	201	–	17	2,178	1,170	851	125	–	41	2,187
Governments	293,250	4,794	1,533	23,536	5,692	328,805	245,204	4,727	1,624	43,806	6,963	302,324
Industrial products	7,308	8,933	594	–	811	17,646	7,285	9,398	723	–	801	18,207
Information technology	3,591	5,715	237	49	5,447	15,039	4,626	5,065	257	13	3,898	13,859
Investments	22,238	3,201	412	12	174	26,037	17,518	2,969	437	13	230	21,167
Mining and metals	993	3,730	952	–	237	5,912	1,692	3,930	979	–	338	6,939
Public works and infrastructure	1,427	1,963	391	–	239	4,020	1,369	2,007	340	–	239	3,955
Real estate and related	76,141	14,223	1,568	–	1,176	93,108	69,949	13,712	1,573	–	1,180	86,414
Other services	23,872	13,362	1,860	47	1,316	40,457	25,570	12,289	1,336	5	1,857	41,057
Telecommunication and media	5,294	9,748	598	–	1,976	17,616	5,104	7,444	83	–	1,752	14,383
Transportation	6,151	6,832	1,319	–	1,426	15,728	7,516	5,612	1,533	–	1,714	16,375
Utilities	9,059	17,152	4,131	–	4,464	34,806	8,745	18,705	3,849	–	3,852	35,151
Other sectors	3,084	1,139	7	7	6,960	11,197	1,699	647	1	17	9,291	11,655
Total wholesale	$577,096	$155,582	$20,106	$206,628	$88,390	$1,047,802	$520,625	$148,678	$20,171	$196,461	$79,556	$965,491
Total exposure (9)	$1,055,331	$362,545	$20,252	$206,628	$88,390	$1,733,146	$951,931	$319,368	$20,238	$196,461	$79,556	$1,567,554
By geography (8), (10)
Canada	$693,700	$264,708	$9,141	$88,523	$27,978	$1,084,050	$655,560	$227,837	$9,595	$84,761	$27,044	$1,004,797
U.S.	245,929	69,295	7,866	54,617	27,270	404,977	199,705	63,423	6,404	41,938	23,142	334,612
Europe	62,509	22,667	1,991	42,483	25,757	155,407	50,940	21,158	2,312	43,754	22,429	140,593
Other International	53,193	5,875	1,254	21,005	7,385	88,712	45,726	6,950	1,927	26,008	6,941	87,552
Total exposure (9)	$1,055,331	$362,545	$20,252	$206,628	$88,390	$1,733,146	$951,931	$319,368	$20,238	$196,461	$79,556	$1,567,554

(1)	EAD for standardized exposures are reported net of allowance for impaired assets and EAD for IRB exposures are reported gross of all allowance for credit losses and partial write-offs as per regulatory definitions.
(2)	Commencing Q2 2021, certain exposures are now classified as Retail – Small business and were previously classified as Wholesale, reflecting an alignment with capital measurement and reporting.
(3)	Counterparty credit risk EAD reflects exposure amounts after netting. Collateral is included in EAD for repo-style transactions to the extent allowed by regulatory guidelines. Exchange traded derivatives are included in Other sectors.
(4)	EAD for undrawn credit commitments and other off-balance sheet amounts are reported after the application of credit conversion factors.
(5)	Includes other off-balance sheet exposures such as letters of credit and guarantees.
(6)	Includes residential mortgages and home equity lines of credit.
(7)	Includes credit cards, unsecured lines of credit and overdraft protection products. Beginning Q1 2021, we have prospectively implemented the transitional methodology changes to the securitization framework under the Capital Adequacy Requirement (CAR) guidelines, which increased undrawn and drawn exposures.
(8)	Certain amounts by sector and geography have been revised from those previously presented.
(9)	Excludes securitization, banking book equities and other assets not subject to the standardized or IRB approach as well as exposures from the Paycheck Protection Program (PPP) instituted by the U.S. government in Q2 2020. For further details on the PPP, refer to the Impact of COVID-19 pandemic section.
(10)	Geographic profile is based on country of residence of the borrower.

2021 vs. 2020

Total credit risk exposure increased $166 billion or 11% from last year, primarily due to volume growth in loans and acceptances in our retail and wholesale portfolios, higher deposits with central banks, an increase in derivatives exposure, and higher repo-style transactions, partially offset by the impact of foreign exchange translation.

66             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Net European exposure by country and client type (1), (2)	Table 43

	As at
	October 31 2021								October 31 2020 (3)
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (4)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
U.K.	$10,128	$20,462	$652	$2,833	$12,025	$11,494	$10,556	$34,075	$26,920
Germany	1,582	7,515	24	214	5,012	2,382	1,941	9,335	9,811
France	1,505	3,222	40	407	1,981	2,207	986	5,174	4,629
Total U.K., Germany, France	13,215	31,199	716	3,454	19,018	16,083	13,483	48,584	41,360
Ireland	1,098	861	433	37	941	–	1,488	2,429	1,390
Italy	94	328	–	10	159	83	190	432	273
Portugal	1	11	–	–	10	–	2	12	20
Spain	343	251	16	4	177	–	437	614	542
Total peripheral	1,536	1,451	449	51	1,287	83	2,117	3,487	2,225
Luxembourg	3,567	4,497	27	45	2,532	3,867	1,737	8,136	9,724
Netherlands	872	847	62	244	807	–	1,218	2,025	2,534
Norway	166	1,358	118	16	1,296	142	220	1,658	1,568
Sweden	425	1,666	9	14	826	1,074	214	2,114	1,874
Switzerland	948	10,557	235	86	888	10,147	791	11,826	6,466
Other	3,251	2,661	112	114	1,727	1,493	2,918	6,138	4,443
Total other Europe	9,229	21,586	563	519	8,076	16,723	7,098	31,897	26,609
Net exposure to Europe (5), (6)	$23,980	$54,236	$1,728	$4,024	$28,381	$32,889	$22,698	$83,968	$70,194

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $164 billion against repo-style transactions (October 31, 2020 – $138 billion) and $9 billion against derivatives (October 31, 2020 – $14 billion).
(3)	Amounts have been revised from those previously presented.
(4)	Securities include $12 billion of trading securities (October 31, 2020 – $9 billion), $29 billion of deposits (October 31, 2020 – $19 billion), and $13 billion of investment securities (October 31, 2020 – $13 billion). Trading and investment securities amounts have been revised from those previously presented.
(5)	Excludes $2 billion (October 31, 2020 – $3 billion) of exposures to supranational agencies, predominantly in Luxembourg.
(6)	Reflects $1 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (October 31, 2020 – $1 billion).

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            67

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

Residential mortgages and home equity lines of credit	Table 44

	As at October 31, 2021
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$8,407	48%	$8,944	52%	$17,351	$1,602
Quebec	12,742	32	27,567	68	40,309	3,135
Ontario	34,211	20	135,767	80	169,978	15,891
Alberta	20,680	50	20,821	50	41,501	5,343
Saskatchewan and Manitoba	9,179	46	10,714	54	19,893	1,970
B.C. and territories	13,314	20	51,823	80	65,137	7,383
Total Canada (3)	98,533	28	255,636	72	354,169	35,324
U.S. (4)	1	–	23,422	100	23,423	1,413
Other International (4)	–	–	2,740	100	2,740	1,518
Total International	1	–	26,162	100	26,163	2,931
Total	$98,534	26%	$281,798	74%	$380,332	$38,255

	As at October 31, 2020
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$8,181	51%	$7,824	49%	$16,005	$1,684
Quebec	13,265	36	24,059	64	37,324	3,300
Ontario	37,779	26	110,247	74	148,026	16,147
Alberta	21,245	52	19,300	48	40,545	5,830
Saskatchewan and Manitoba	9,350	48	10,163	52	19,513	2,148
B.C. and territories	14,491	25	43,383	75	57,874	7,926
Total Canada (3)	104,311	33	214,976	67	319,287	37,035
U.S. (4)	1	–	20,331	100	20,332	1,651
Other International (4)	–	–	2,978	100	2,978	1,282
Total International	1	–	23,309	100	23,310	2,933
Total	$104,312	30%	$238,285	70%	$342,597	$39,968

(1)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(2)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(3)	Total consolidated residential mortgages in Canada of $354 billion (October 31, 2020 – $319 billion) includes $11 billion (October 31, 2020 – $10 billion) of mortgages with commercial clients in Canadian Banking, of which $8 billion (October 31, 2020 – $7 billion) are insured mortgages, and $18 billion (October 31, 2020 – $18 billion) of residential mortgages held for securitization purposes in Capital Markets. All of the residential mortgages held for securitization purposes are insured (October 31, 2020 – all insured).
(4)	Home equity lines of credit include term loans collateralized by residential mortgages.

Home equity lines of credit are uninsured and reported within the personal loan category.

68             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Residential mortgages portfolio by amortization period	Table 45

	As at
	October 31 2021			October 31 2020

	Canada	U.S. and other International	Total	Canada	U.S. and other International (1)	Total
Amortization period
≤ 25 years	75%	27%	71%	77%	29%	74%
> 25 years ≤ 30 years	25	71	28	22	68	25
> 30 years ≤ 35 years	–	2	1	1	3	1
Total	100%	100%	100%	100%	100%	100%

(1)	The percentage amounts of residential mortgages by remaining amortization period have been revised from those previously presented.

Average LTV ratios

The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products by geographic region, as well as the respective LTV ratios for our total Canadian Banking residential mortgage portfolio outstanding:

Average LTV ratios	Table 46

	For the year ended
	October 31 2021		October 31 2020
	Uninsured		Uninsured

	Residential mortgages (1)	RBC Homeline Plan® products (2)	Residential mortgages (1)	RBC Homeline Plan® products (2)
Average of newly originated and acquired for the period, by region (3)
Atlantic provinces	74%	75%	74%	75%
Quebec	72	74	73	73
Ontario	71	68	71	68
Alberta	73	72	73	72
Saskatchewan and Manitoba	74	75	74	75
B.C. and territories	69	67	69	66
U.S.	74	n.m.	72	n.m.
Other International	73	n.m.	69	n.m.
Average of newly originated and acquired for the period (4), (5)	72%	69%	71%	69%
Total Canadian Banking residential mortgages portfolio (6)	52%	46%	57%	49%

(1)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan® products.
(2)	RBC Homeline Plan® products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan® products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and RBC Homeline Plan® products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan® product divided by the value of the related residential property.
(6)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
n.m.	not meaningful

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            69

Credit quality performance

The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets.

Provision for credit losses	Table 47

	For the year ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2021	October 31 2020
Personal & Commercial Banking	$(168)	$2,875
Wealth Management	(46)	212
Capital Markets	(453)	1,140
Corporate Support and other	(5)	4
PCL – Loans	(672)	4,231
PCL – Other financial assets	(81)	120
Total PCL	$(753)	$4,351
PCL on loans is comprised of:
Retail	$(684)	$1,071
Wholesale	(666)	1,560
PCL on performing loans	(1,350)	2,631
Retail	604	937
Wholesale	74	663
PCL on impaired loans	678	1,600
PCL – Loans	$(672)	$4,231
PCL on loans as a % of average net loans and acceptances	(0.10)%	0.63%
PCL on impaired loans as a % of average net loans and acceptances	0.10%	0.24%

Additional information by geography (1)
Canada
Residential mortgages	$24	$35
Personal	254	395
Credit cards	288	471
Small business	31	49
Retail	597	950
Wholesale	86	163
PCL on impaired loans	683	1,113
U.S.
Retail	7	5
Wholesale	(10)	377
PCL on impaired loans	(3)	382
Other International
Retail	–	(18)
Wholesale	(2)	123
PCL on impaired loans	(2)	105
PCL on impaired loans	$678	$1,600

(1)	Geographic information is based on residence of the borrower.

2021 vs. 2020

Total PCL was $(753) million. PCL on loans of $(672) million decreased $4,903 million from last year, due to lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of (10) bps decreased 73 bps.

PCL on performing loans was $(1,350) million, compared to $2,631 million in the prior year, reflecting elevated provisions in Personal & Commercial Banking, Capital Markets and Wealth Management in the prior year due to the impact of the COVID-19 pandemic and releases in the current year primarily driven by improvements in our macroeconomic and credit quality outlook.

PCL on impaired loans of $678 million decreased $922 million or 58%, largely reflecting the economic recovery underway in the current year. The decrease largely related to provisions taken in the prior year in Capital Markets and Wealth Management as compared to recoveries in the current year. Lower provisions in Personal & Commercial Banking also contributed to the decrease.

PCL on loans in Personal & Commercial Banking decreased $3,043 million, primarily reflecting provisions on performing loans in our Canadian Banking portfolios in the prior year as compared to releases in the current year, as described above. Lower provisions on impaired loans in our Canadian Banking retail portfolios also contributed to the decrease due to the economic recovery underway and the continued impact of the COVID-19 related government support programs.

70             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

PCL on loans in Wealth Management decreased $258 million, due to lower provisions in U.S. Wealth Management (including City National). The decrease largely reflected provisions on performing loans in the prior year as compared to releases in the current year, as described above. Lower provisions on impaired loans, as described above, also contributed to the decrease, as the prior year reflected provisions on impaired loans compared to recoveries in the current year.

PCL on loans in Capital Markets decreased $1,593 million, mainly reflecting provisions on performing loans in the prior year as compared to releases in the current year, as described above. Lower provisions on impaired loans, as described above, also contributed to the decrease, as the prior year reflected provisions on impaired loans compared to recoveries in the current year, largely in the oil and gas sector.

Gross impaired loans (GIL)	Table 48

	As at and for the year ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2021	October 31 2020
Personal & Commercial Banking	$1,590	$1,645
Wealth Management	233	345
Capital Markets	485	1,205
Total GIL	$2,308	$3,195
Canada (1)
Retail	$716	$692
Wholesale	555	754
GIL	1,271	1,446
U.S. (1)
Retail	23	32
Wholesale	412	1,039
GIL	435	1,071
Other International (1)
Retail	212	216
Wholesale	390	462
GIL	602	678
Total GIL	$2,308	$3,195
Impaired loans, beginning balance	$3,195	$2,976
Classified as impaired during the period (new impaired) (2)	1,726	3,837
Net repayments (2)	(721)	(1,498)
Amounts written off	(1,169)	(1,681)
Other (2), (3)	(723)	(439)
Impaired loans, balance at end of period	$2,308	$3,195
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.31%	0.47%
Personal & Commercial Banking	0.30%	0.33%
Canadian Banking	0.24%	0.26%
Caribbean Banking	4.65%	4.59%
Wealth Management	0.26%	0.41%
Capital Markets	0.45%	1.22%

(1)	Geographic information is based on residence of the borrower.
(2)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(3)	Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, and foreign exchange translation and other movements.

2021 vs. 2020

Total GIL of $2,308 million decreased $887 million or 28% from last year and the total GIL ratio of 31 bps decreased 16 bps, due to lower impaired loans in Capital Markets, Wealth Management and Personal & Commercial Banking, reflecting the economic recovery underway.

GIL in Personal & Commercial Banking decreased $55 million or 3%, primarily due to lower impaired loans in our Canadian Banking commercial portfolios, reflecting the economic recovery underway and the continued impact of the COVID-19 related government support programs.

GIL in Wealth Management decreased $112 million or 32%, primarily due to lower impaired loans in U.S. Wealth Management (including City National), as described above, largely in the consumer staples sector.

GIL in Capital Markets decreased $720 million or 60%, due to lower impaired loans in most sectors, as described above, including the oil and gas sector.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            71

Allowance for credit losses	Table 49

	As at
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Personal & Commercial Banking	$3,478	$4,424
Wealth Management	320	404
Capital Markets	620	1,281
Corporate Support and other	1	6
ACL on loans	4,419	6,115
ACL on other financial assets	52	147
Total ACL	$4,471	$6,262
ACL on loans is comprised of:
Retail	$2,287	$2,932
Wholesale	1,435	2,234
ACL on performing loans	$3,722	$5,166
ACL on impaired loans	697	949

Additional information by geography (1)
Canada
Retail	$150	$164
Wholesale	182	220
ACL on impaired loans	332	384
U.S.
Retail	3	1
Wholesale	126	267
ACL on impaired loans	129	268
Other International
Retail	107	116
Wholesale	129	181
ACL on impaired loans	236	297
ACL on impaired loans	$697	$949

(1)	Geographic information is based on residence of the borrower.

2021 vs. 2020

Total ACL of $4,471 million decreased $1,791 million or 29% from last year, primarily reflecting a decrease of $1,696 million in ACL on loans.

ACL on performing loans of $3,722 million decreased $1,444 million or 28%, due to lower ACL in Personal & Commercial Banking, Capital Markets and Wealth Management, reflecting improvements in our macroeconomic and credit quality outlook driven by the economic recovery underway in the current year.

ACL on impaired loans of $697 million decreased $252 million or 27%, due to lower ACL in Capital Markets, Wealth Management and Personal & Commercial Banking.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk are as follows:

1.	Positions whose revaluation gains and losses are reported in Revenue, which includes:
a)	Changes in the fair value of instruments classified or designated as FVTPL, and
b)	Hedge ineffectiveness.

2.	CET1 capital, which includes:
a)	All of the above, plus
b)	Changes in the fair value of FVOCI securities where revaluation gains and losses are reported as OCI,
c)	Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
d)	Changes in the fair value of employee benefit plan deficits.

3.	CET1 ratio, which includes:
a)	All of the above, plus
b)	Changes in RWA resulting from changes in traded market risk factors, and
c)	Changes in the Canadian dollar value of RWA due to foreign exchange translation.

4.	The economic value of the Bank, which includes:
a)	Points 1 and 2 above, plus
b)	Changes in the economic value of other non-trading positions, net interest income, and fee based income, as a result of changes in market risk factors.

72             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Market risk controls – FVTPL positions

As an element of the ERAF, the Board approves our overall market risk constraints. GRM creates and manages the control structure for FVTPL positions which ensures that business is conducted on a basis consistent with Board requirements. The Market and Counterparty Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk, Stressed Value-at-Risk, Incremental Risk Charge and stress tests as defined below:

Value-at-Risk (VaR) is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a one-day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions, with the exception of certain less material positions that are not actively traded and are updated on at least a monthly basis.

Stressed Value-at-Risk (SVaR) is calculated in an identical manner as VaR with the exception that it is computed using a fixed historical one-year period of extreme volatility and its inverse rather than the most recent two-year history. The stress period used is a one-year period covering the market volatility observed during Q2 2020. SVaR is calculated daily for all portfolios, with the exception of certain less material positions that are not actively traded and are updated on at least a monthly basis.

VaR and SVaR are statistical estimates based on historical market data and should be interpreted with knowledge of their limitations, which include the following:

•   VaR and SVaR will not be predictive of future losses if the realized market movements differ significantly from the historical periods used to compute them.

•   VaR and SVaR project potential losses over a one-day holding period and do not project potential losses for risk positions held over longer time periods.

•   VaR and SVaR are measured using positions at close of business and do not include the impact of trading and hedging activity over the course of a day.

We validate our VaR and SVaR measures through a variety of means – including subjecting the models to vetting and validation by a group independent of the model developers and by back-testing the VaR against daily marked-to-market revenue to identify and examine events in which actual outcomes in trading revenue exceed the VaR projections.

Incremental Risk Charge (IRC) captures the risk of losses under default or rating changes for issuers of certain traded fixed income instruments. IRC is measured over a one year horizon at a 99.9% confidence level, and captures different liquidity horizons for instruments and concentrations in issuers under a constant level of risk assumption. Changes in measured risk levels are primarily associated with changes in inventory from the applicable fixed income trading portfolios.

Stress tests – Our market risk stress testing program is used to identify and control risk due to large changes in market prices and rates. We conduct stress testing daily on positions that are marked-to-market. The stress tests simulate both historical and hypothetical events which are severe and long-term in duration. Historical scenarios are taken from actual market events and range in duration up to 90 days. Examples include the Global Pandemic of 2020, Global Financial Crisis of 2008 and the Taper Tantrum of 2013. Hypothetical scenarios are designed to be forward-looking at potential future market stresses, and are designed to be severe but plausible. We are constantly evaluating and refining these scenarios as market conditions change. Stress results are calculated assuming an instantaneous revaluation of our positions with no management action.

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in our insurance businesses.

Market risk measures – FVTPL positions

Market risk measures*	Table 50

	October 31, 2021				October 31, 2020
		For the year ended				For the year ended

(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	High	Low
Equity	$24	$20	$38	$12	$23	$33	$64	$13
Foreign exchange	4	4	6	2	3	3	6	1
Commodities	3	3	4	2	3	3	7	1
Interest rate (1)	61	44	64	21	47	54	178	11
Credit specific (2)	9	8	11	6	7	6	7	4
Diversification (3)	(51)	(35)	n.m.	n.m.	(18)	(25)	n.m.	n.m.
Market risk VaR	$50	$44	$72	$23	$65	$74	$232	$18
Market risk Stressed VaR	$59	$53	$101	$29	$86	$109	$228	$49

*	This table represents an integral part of our 2021 Annual Consolidated Financial Statements.
(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Market risk VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            73

2021 vs. 2020

Average market risk VaR of $44 million decreased $30 million and average SVaR of $53 million decreased $56 million from last year, as overall market volatility and credit spreads improved in 2021 relative to the market turmoil observed in 2020. Loan underwriting commitments as well as fixed income and equity portfolios were impacted by the heightened market volatility last year. In 2021, VaR also reflected increased diversification across our trading businesses.

The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We incurred no net trading losses in 2021.

(1)	Includes loan underwriting commitments.

The following chart displays the distribution of daily trading profit and loss in 2021 and 2020 with no net trading losses in 2021 and 13 days of trading losses in 2020. The largest reported profit was $55 million with an average daily profit of $17 million.

(1)	Includes loan underwriting commitments.

Market risk measures for assets and liabilities of RBC Insurance®

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense. As at October 31, 2021, we held assets in support of $13 billion of liabilities with respect to insurance obligations (October 31, 2020 – $12 billion).

74             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Market risk controls – Interest Rate Risk in the Banking Book (IRRBB) positions[1]

IRRBB arises primarily from traditional customer-originated banking products such as deposits and loans, and includes related hedges and interest rate risk from securities held for liquidity management purposes. Factors contributing to IRRBB include mismatches between asset and liability repricing dates, relative changes in asset and liability rates in response to market rate scenarios, and other product features affecting the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. IRRBB sensitivities are regularly measured and reported, and subject to limits and controls with independent oversight from GRM.

The Board approves the risk appetite for IRRBB, and the Asset-Liability Committee (ALCO) and GRM provide ongoing governance through IRRBB risk policies, limits, operating standards and other controls. IRRBB reports are reviewed regularly by GRM, ALCO, the GRC, the Risk Committee of the Board and the Board.

IRRBB measurement

To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. Market scenarios include currency-specific parallel and non-parallel yield curve changes, interest rate volatility shocks, and interest rate shock scenarios prescribed by regulators.

In measuring NII risk, detailed banking book balance sheets and income statements are dynamically simulated to estimate the impact of market stress scenarios on projected NII. Assets, liabilities and off-balance sheet positions are simulated over various time horizons. The simulations incorporate maturities, renewals, and new originations along with prepayment and redemption behaviour. Product pricing and volumes are forecast based on past experience to determine response expectations under a given market shock scenario. EVE risk captures the market value sensitivity to changes in rates. In measuring EVE risk, deterministic (single-scenario) and stochastic (multiple-scenario) valuation techniques are applied to spot position data. NII and EVE risks are measured for a range of market risk stress scenarios which include extreme but plausible changes in market rates and volatilities. IRRBB measures do not include beneficial management actions that could be taken to reduce exposures.

Management of NII and EVE risk is complementary and supports our efforts to generate a sustainable high-quality NII stream. NII and EVE risks for specific units are measured daily, weekly or monthly depending on materiality, complexity and hedge strategy.

A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure NII and EVE risk. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed-rate loan prepayment behaviour, term deposit redemption behaviour, and the treatment of non-maturity deposits. All assumptions are derived empirically based on historical client behaviour and product pricing with consideration of possible forward-looking changes. All models and assumptions used to measure IRRBB are subject to independent oversight by GRM.

Market risk measures – IRRBB Sensitivities

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected 12-month NII and EVE, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios which prevent EVE valuation and NII simulation rate levels from falling below a minimum average level of negative 25 bps across major currencies. Interest rate risk measures are based on current on and off-balance sheet positions which can change over time in response to business activity and management actions.

Market risk – IRRBB measures*	Table 51

	October 31 2021						October 31 2020
	EVE risk			NII risk (1)

(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact	Total	Canadian dollar impact	U.S. dollar impact	Total	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(1,641)	$(368)	$(2,009)	$571	$358	$929	$(1,756)	$818
100 bps decrease in rates	1,540	(3)	1,537	(603)	(318)	(921)	1,321	(621)

*	This table represents an integral part of our 2021 Annual Consolidated Financial Statements.
(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.

As at October 31, 2021, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $921 million, up from $621 million last year, and an immediate and sustained +100 bps shock would have had a negative impact to our EVE of $2,009 million, up from $1,756 million last year. The year-over-year change in NII sensitivity is largely attributable to continued low cost deposit growth, while the year-over-year change in EVE sensitivity is mainly due to overall growth in the balance sheet, in particular growth in book capital. During 2021, NII and EVE risks remained within approved limits.

[1]	IRRBB positions include the impact of derivatives in hedge accounting relationships and FVOCI securities used for interest rate risk management.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            75

Market risk measures for other material non-trading portfolios

Investment securities carried at FVOCI

We held $78 billion of investment securities carried at FVOCI as at October 31, 2021, compared to $82 billion at the end of the prior year. We hold debt securities carried at FVOCI primarily as investments, as well as to manage liquidity risk and hedge interest rate risk in our non-trading banking balance sheet. As at October 31, 2021, our portfolio of investment securities carried at FVOCI is interest rate sensitive and would impact OCI by a pre-tax change in value of $8 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax change in value of $14 million, as measured by the change in value for a one basis point widening of credit spreads. The value of the investment securities carried at FVOCI included in our IRRBB measures as at October 31, 2021 was $75 billion. Our investment securities carried at FVOCI also include equity exposures of $1 billion as at October 31, 2021, compared to $1 billion at the end of the prior year.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposure unrelated to our trading activity. Hedge accounting is elected where applicable. These derivatives are included in our IRRBB measures and other internal non-trading market risk measures. We use interest rate swaps to manage our IRRBB, funding and investment activities. Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar, British Pound, and Euro.

For further details on the application of hedge accounting and the use of derivatives for hedging activities, refer to Notes 2 and 8 of our 2021 Annual Consolidated Financial Statements.

76             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Linkage of market risk to selected balance sheet items

The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

Linkage of market risk to selected balance sheet items	Table 52

	As at October 31, 2021
		Market risk measure

(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$113,846	$–	$113,846	Interest rate
Interest-bearing deposits with banks	79,638	56,896	22,742	Interest rate
Securities
Trading	139,240	127,259	11,981	Interest rate, credit spread
Investment, net of applicable allowance	145,484	–	145,484	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	307,903	265,011	42,892	Interest rate
Loans
Retail	503,598	9,231	494,367	Interest rate
Wholesale	218,066	9,685	208,381	Interest rate
Allowance for loan losses	(4,089)	–	(4,089)	Interest rate
Segregated fund net assets	2,666	–	2,666	Interest rate
Other
Derivatives	95,541	92,829	2,712	Interest rate, foreign exchange
Other assets	92,157	8,615	83,542	Interest rate
Assets not subject to market risk (3)	12,273
Total assets	$1,706,323	$569,526	$1,124,524
Liabilities subject to market risk
Deposits	$1,100,831	$136,927	$963,904	Interest rate
Segregated fund liabilities	2,666	–	2,666	Interest rate
Other
Obligations related to securities sold short	37,841	37,841	–
Obligations related to assets sold under repurchase agreements and securities loaned	262,201	236,146	26,055	Interest rate
Derivatives	91,439	89,290	2,149	Interest rate, foreign exchange
Other liabilities	87,084	8,528	78,556	Interest rate
Subordinated debentures	9,593	–	9,593	Interest rate
Liabilities not subject to market risk (4)	15,906
Total liabilities	$1,607,561	$508,732	$1,082,923
Total equity	98,762
Total liabilities and equity	$1,706,323

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR, IRC and stress tests are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            77

	As at October 31, 2020

		Market risk measure

(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$118,888	$–	$118,888	Interest rate
Interest-bearing deposits with banks	39,013	21,603	17,410	Interest rate
Securities
Trading	136,071	124,884	11,187	Interest rate, credit spread
Investment, net of applicable allowance	139,743	–	139,743	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	313,015	264,394	48,621	Interest rate
Loans
Retail	457,976	10,392	447,584	Interest rate
Wholesale	208,655	6,855	201,800	Interest rate
Allowance for loan losses	(5,639)	–	(5,639)	Interest rate
Segregated fund net assets	1,922	–	1,922	Interest rate
Other
Derivatives	113,488	109,175	4,313	Interest rate, foreign exchange
Other assets	90,937	6,475	84,462	Interest rate
Assets not subject to market risk (3)	10,479
Total assets	$1,624,548	$543,778	$1,070,291
Liabilities subject to market risk
Deposits	$1,011,885	$107,450	$904,435	Interest rate
Segregated fund liabilities	1,922	–	1,922	Interest rate
Other
Obligations related to securities sold short	29,285	29,285	–
Obligations related to assets sold under repurchase agreements and securities loaned	274,231	255,922	18,309	Interest rate
Derivatives	109,927	108,147	1,780	Interest rate, foreign exchange
Other liabilities	86,994	8,977	78,017	Interest rate
Subordinated debentures	9,867	–	9,867	Interest rate
Liabilities not subject to market risk (4)	13,670
Total liabilities	$1,537,781	$509,781	$1,014,330
Total equity	86,767
Total liabilities and equity	$1,624,548

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR, IRC and stress tests are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of IRRBB and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance® and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.

Our liquidity profile is structured to ensure that we have sufficient liquidity to satisfy current and prospective commitments in both normal and stressed conditions. To achieve this goal, we operate under a comprehensive Liquidity Risk Management Framework (LRMF) and Pledging Policy. We also employ several liquidity risk mitigation strategies that include:

•   Achieving an appropriate balance between the level of exposure allowed under our risk appetite and the cost of risk mitigation;

•   Maintaining broad funding access, including preserving and promoting a reliable base of core client deposits and ongoing access to diversified wholesale funding sources;

•    A comprehensive liquidity stress testing program, contingency, recovery and resolution planning and status monitoring to ensure sufficiency of unencumbered marketable securities and demonstrated capacity to monetize specific asset classes;

•   Governance of pledging activity through limits and liquid asset buffers for potential pledging activity;

•   Timely and granular risk measurement information;

•   Transparent liquidity transfer pricing and cost allocation; and

•   Our three lines of defense governance model.

78             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Risk control

Our liquidity risk objectives, policies, models and methodologies are reviewed regularly, and are updated to reflect changing market conditions and business mix. This includes aligning with local regulatory developments. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Liquidity risk remains well within our risk appetite.

The Board annually approves the enterprise liquidity risk appetite recommended by the Risk Committee of the Board. The Risk Committee of the Board reviews and recommends the liquidity risk appetite and approves the LRMF. The Board, the Risk Committee of the Board, the GRC and the ALCO regularly review reporting on our consolidated liquidity position. The GRC, the Policy Review Committee (PRC) and/or the ALCO also review liquidity documents prepared for the Board or its committees.

•

The PRC approves the Liquidity Risk Policy, which establishes minimum risk control elements in accordance with the Board-approved risk appetite and the LRMF, and the Pledging Policy, which outlines the requirements and authorities for the management of our pledging activities.

•

The ALCO annually approves the Enterprise Liquidity Contingency Plan (ELCP) and provides strategic direction and oversight to Corporate Treasury, other functions, and business segments on the management of liquidity.

These policies are supported by operational, desk and product-level policies that implement risk control elements, such as parameters, methodologies, management limits and authorities that govern the measurement and management of liquidity. Stress testing is also employed to assess the robustness of the control framework and inform liquidity contingency plans.

Risk measurement

Liquidity risk is measured by applying scenario-specific assumptions against our assets and liabilities and off-balance sheet commitments to derive expected cash flow profiles over varying time horizons. For example, government bonds generally can be quickly and easily converted to cash without significant loss of value regardless of their contractual maturity. Similarly, while relationship-based deposits contractually can be withdrawn immediately, in practice, these balances can be relatively stable sources of funding depending on several factors, such as the nature of the client and their intended use. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure their alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and generally accepted industry practices.

To manage liquidity risk within our liquidity risk appetite, we set limits on various metrics reflecting a range of time horizons and severity of stress conditions and develop contingency, recovery and resolution plans. Our liquidity risk measurement and control activities are divided into three categories as follows:

Structural (longer-term) liquidity risk

To guide our secured and unsecured wholesale term funding activities, we employ both internal and regulatory metrics to manage and control the structural alignment between long-term illiquid assets and longer-term funding sourced from wholesale investors and core relationship deposits.

Tactical (shorter-term) liquidity risk

To address potential immediate cash flow risks in times of stress, we use short-term net cash flow limits to control risk of material units, subsidiaries and currencies, and perform stress testing assessments. Net cash flow positions are determined by applying internally-derived risk assumptions and parameters to known and anticipated cash flows for all material unencumbered assets, liabilities and off-balance sheet activities. Encumbered assets are not considered a source of available liquidity. We also control tactical liquidity by adhering to relevant regulatory standards, such as LCR.

Contingency liquidity risk

Contingency liquidity risk planning assesses the impact of sudden stress events and our planned responses. Our ELCP, maintained and administered by Corporate Treasury, has been developed to guide our potential responses to liquidity crises. Under leadership of Corporate Treasury, both enterprise and regional Liquidity Crisis Teams (LCT) meet regularly to assess our liquidity status, approve the ELCP, and in times of stress provide valuable linkages to front line and risk functions to support the crisis management process. LCT’s include members from key business segments, GRM, Finance, Operations, and Communications with relevant subject matter expertise.

Our stress tests, which include elements of scenario and sensitivity analyses, measure our prospective exposure to systemic and RBC-specific events over a period of several weeks. Different levels of severity are considered for each type of crisis with some scenarios reflecting multiple-downgrades to our credit ratings.

The contingency liquidity risk planning process identifies contingent funding needs (e.g., draws on committed credit and liquidity lines, demands for more collateral and deposit run-off) and sources (e.g., contingent liquid asset sales and incremental wholesale funding capacity) under various stress scenarios, and as a result, informs requirements for our earmarked unencumbered liquid asset portfolios.

Our unencumbered liquid asset portfolios consist of diversified, highly rated and liquid marketable securities, overnight government reverse repos and deposits with central banks. These portfolios are subject to minimum asset quality levels and, as appropriate, other eligibility guidelines (e.g., maturity, diversification and eligibility for central bank advances) to maximize ready access to additional cash should it be required. These securities, when added to other unencumbered liquid assets that we hold as a result of capital markets or other activities, contribute to our liquidity reserve, and are reflected in the asset encumbrance disclosures shown below.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            79

Liquidity reserve and asset encumbrance

The following tables provide summaries of our liquidity reserve and asset encumbrance. In both tables, unencumbered assets represent, to varying degrees, a ready source of funding. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources. The encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or regional capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. As per our liquidity management framework and practice, encumbered assets are not considered a source of liquidity.

Liquidity reserve

Our liquidity reserve consists of available unencumbered liquid assets. Although unused wholesale funding capacity, which is regularly assessed, could be another potential source of liquidity to mitigate stressed conditions, it is excluded in the determination of the liquidity reserve. Similarly, uncommitted and undrawn central bank borrowing facilities that could be accessed subject to satisfying certain preconditions as set by various central banks (e.g., BoC, the Fed, Bank of England, and Bank of France), as well as amounts that qualify as eligible collateral at the Federal Reserve Bank of New York (FRBNY) and Federal Home Loan Bank (FHLB) are also excluded from the determination of the liquidity reserve.

Liquidity reserve	Table 53

	As at October 31, 2021

(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$113,846	$–	$113,846	$3,405	$110,441
Interest-bearing deposits with banks	79,638	–	79,638	–	79,638
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	214,326	313,732	528,058	357,927	170,131
Other securities	114,692	115,396	230,088	132,360	97,728
Other liquid assets (2)	27,600	–	27,600	25,981	1,619
Total liquid assets	$550,102	$429,128	$979,230	$519,673	$459,557

	As at October 31, 2020

(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$118,888	$–	$118,888	$4,022	$114,866
Interest-bearing deposits with banks	39,013	–	39,013	–	39,013
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	236,910	309,512	546,422	358,233	188,189
Other securities	93,781	101,317	195,098	89,764	105,334
Other liquid assets (2)	30,305	–	30,305	27,934	2,371
Total liquid assets	$518,897	$410,829	$929,726	$479,953	$449,773

	As at

(Millions of Canadian dollars)	October 2021	October 31 2020
Royal Bank of Canada	$233,342	$261,940
Foreign branches	68,567	44,037
Subsidiaries	157,648	143,796
Total unencumbered liquid assets	$459,557	$449,773

(1)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(2)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

The liquidity reserve is typically most affected by routine flows of client banking activity where liquid asset portfolios adjust to the change in cash balances, and additionally from capital markets activities where business strategies and client flows may also affect the addition or subtraction of liquid assets in the overall calculation of the liquidity reserve. Corporate Treasury also affects liquidity reserves through the management of funding issuances where reserves absorb timing mismatches between debt issuances and deployment into business activities.

80             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

2021 vs. 2020

Total liquid assets increased $50 billion or 5% and total unencumbered liquid assets increased $10 billion or 2% from last year, mainly due to an increase in deposits with central banks reflecting higher wholesale funding and deposit levels, and an increase in securities received as collateral under collateral swap transactions and reverse repurchase agreements. However, the increase in collateral received was offset by an increase in collateral pledged under repurchase and collateral swap transactions.

Asset encumbrance

The table below provides a summary of our on- and off-balance sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered or available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at October 31, 2021, our unencumbered assets available as collateral comprised 26% of total assets (October 31, 2020 – 28%).

Asset encumbrance	Table 54

	As at

	October 31 2021					October 31 2020

	Encumbered		Unencumbered			Encumbered		Unencumbered

(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total
Cash and due from banks	$–	$3,405	$110,441	$–	$113,846	$–	$4,022	$114,866	$–	$118,888
Interest-bearing deposits with banks	–	–	79,638	–	79,638	–	–	39,013	–	39,013
Securities
Trading	56,602	–	87,311	3,633	147,546	48,505	–	91,245	3,684	143,434
Investment, net of applicable allowance	12,055	–	133,429	–	145,484	13,337	–	126,353	53	139,743
Assets purchased under reverse repurchase agreements and securities borrowed (4)	437,408	18,310	17,436	5,343	478,497	400,807	17,209	37,879	5,037	460,932
Loans
Retail
Mortgage securities	29,370	–	30,778	–	60,148	31,460	–	40,050	–	71,510
Mortgage loans	46,699	–	29,858	243,627	320,184	62,131	–	26,389	182,567	271,087
Non-mortgage loans	3,213	–	8,110	111,943	123,266	5,711	–	12,006	97,662	115,379
Wholesale	–	–	–	218,066	218,066	–	–	–	208,655	208,655
Allowance for loan losses	–	–	–	(4,089)	(4,089)	–	–	–	(5,639)	(5,639)
Segregated fund net assets	–	–	–	2,666	2,666	–	–	–	1,922	1,922
Other
Derivatives	–	–	–	95,541	95,541	–	–	–	113,488	113,488
Others (5)	25,981	–	1,619	76,830	104,430	27,934	–	2,371	71,111	101,416
Total assets	$611,328	$21,715	$498,620	$753,560	$1,885,223	$589,885	$21,231	$490,172	$678,540	$1,779,828

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Represents assets that are readily available for use as collateral, including NHA MBS, our unencumbered mortgage loans that qualify as eligible collateral at FHLB, as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the FRBNY.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions, and margin lending. Includes $18 billion (October 31, 2020 – $17 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(5)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit and funding profile

As at October 31, 2021, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $771 billion or 55% of our total funding (October 31, 2020 – $708 billion or 54%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.

Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2021, the notional value of issued and outstanding long-term debt subject to conversion under the Bail-in regime was $53 billion (October 31, 2020 – $37 billion).

For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            81

Long-term debt issuance

During 2021, we continued to experience favourable unsecured wholesale funding access and pricing. We issued, either directly or through our subsidiaries, unsecured long-term funding of $28 billion in various currencies and markets, which was more than offset by maturities.

We primarily use residential mortgage and credit card securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. Our total secured long-term funding includes outstanding MBS sold, covered bonds that are collateralized with residential mortgages and securities backed by credit card receivables.

Compared to 2020, our outstanding MBS sold decreased $1.7 billion. Our covered bonds and securitized credit card receivables decreased $2.2 billion and $2.5 billion, respectively.

For further details, refer to the Off-balance sheet arrangements section.

Long-term funding sources*(1)	Table 55

	As at
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Unsecured long-term funding	$89,447	$88,055
Secured long-term funding	56,688	63,043
Subordinated debentures	9,620	9,574
	$155,755	$160,672

*	This table represents an integral part of our 2021 Annual Consolidated Financial Statements.
(1)	Based on original term to maturity greater than 1 year.

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate long-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Programs by geography	Table 56

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$50 billion	• European Debt Issuance Program – US$40 billion

• Global Covered Bond Program – €60 billion

• Japanese Issuance Programs – ¥1 trillion

We also raise long-term funding using Canadian Senior Notes, Canadian National Housing Act MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).  We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Includes unsecured and secured long-term funding with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding with an original term to maturity greater than 1 year (2) Mortgage-backed securities and Canada Mortgage Bonds

82             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

The following table provides our composition of wholesale funding based on remaining term to maturity:

Composition of wholesale funding (1)	Table 57

	As at October 31, 2021

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$5,202	$–	$–	$–	$5,202	$–	$–	$5,202
Certificates of deposit and commercial paper	7,118	17,013	19,046	27,053	70,230	918	–	71,148
Asset-backed commercial paper (3)	2,378	2,563	4,076	3,697	12,714	–	–	12,714
Senior unsecured medium-term notes (4)	27	939	8,944	2,622	12,532	16,296	37,617	66,445
Senior unsecured structured notes (5)	118	825	817	714	2,474	2,914	5,879	11,267
Mortgage securitization	–	354	1,302	917	2,573	4,260	9,729	16,562
Covered bonds/asset-backed securities (6)	–	847	495	5,189	6,531	6,087	27,521	40,139
Subordinated liabilities	–	–	–	188	188	165	9,267	9,620
Other (7)	6,637	2,194	1,448	827	11,106	7,531	466	19,103
Total	$21,480	$24,735	$36,128	$41,207	$123,550	$38,171	$90,479	$252,200
Of which:
– Secured	$8,467	$4,017	$6,108	$9,803	$28,395	$10,347	$37,695	$76,437
– Unsecured	13,013	20,718	30,020	31,404	95,155	27,824	52,784	175,763

	As at October 31, 2020

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$8,681	$133	$73	$–	$8,887	$–	$–	$8,887
Certificates of deposit and commercial paper	2,542	6,858	11,145	23,783	44,328	–	–	44,328
Asset-backed commercial paper (3)	2,618	2,167	1,381	6,081	12,247	–	–	12,247
Senior unsecured medium-term notes (4)	37	4,466	9,836	7,163	21,502	9,413	37,259	68,174
Senior unsecured structured notes (5)	230	165	401	1,136	1,932	1,485	5,333	8,750
Mortgage securitization	–	1,171	267	2,178	3,616	2,561	12,225	18,402
Covered bonds/asset-backed securities (6)	–	3,688	5,919	5,131	14,738	6,896	23,196	44,830
Subordinated liabilities	–	1,499	–	1,000	2,499	205	6,870	9,574
Other (7)	7,906	892	1,134	1,037	10,969	624	6,726	18,319
Total	$22,014	$21,039	$30,156	$47,509	$120,718	$21,184	$91,609	$233,511
Of which:
– Secured	$10,089	$7,508	$7,643	$13,573	$38,813	$9,457	$35,421	$83,691
– Unsecured	11,925	13,531	22,513	33,936	81,905	11,727	56,188	149,820

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card and mortgage loans.
(7)	Includes tender option bonds (secured) of $7,020 million (October 31, 2020 – $8,199 million), bearer deposit notes (unsecured) of $3,798 million (October 31, 2020 – $2,036 million), other long-term structured deposits (unsecured) of $8,285 million (October 31, 2020 – $8,071 million), and FHLB advances (secured) of $nil (October 31, 2020 – $13 million).

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            83

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.

The following table presents our major credit ratings:

Credit ratings (1)	Table 58

As at November 30, 2021

	Short-term debt	Legacy senior long-term debt (2)	Senior long-term debt (3)	Outlook
Moody’s (4)	P-1	Aa2	A2	under review
Standard & Poor’s (5)	A-1+	AA-	A	stable
Fitch Ratings (6)	F1+	AA	AA-	stable
DBRS (7)	R-1 (high)	AA (high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On October 7, 2021, Moody’s placed our long-term ratings and assessments on review for upgrade. Our short-term debt ratings were affirmed.
(5)	Standard & Poor’s affirmed our ratings with a stable outlook as of July 19, 2021 in a report published on October 7, 2021.
(6)	On July 15, 2021, Fitch Ratings downgraded our legacy senior long-term debt rating to AA from AA+ and our senior long-term debt rating to AA- from AA and revised our ratings outlook to stable from negative.
(7)	On May 14, 2021, DBRS affirmed our ratings with a stable outlook.

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The following table provides the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades	Table 59

	As at
	October 31 2021			October 31 2020

(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$312	$112	$140	$318	$78	$149
Other contractual funding or margin requirements (1)	157	13	–	187	–	–

(1)	Includes GICs issued by our municipal markets business out of New York.

84             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Liquidity Coverage Ratio (LCR)

The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. The BCBS and OSFI regulatory minimum coverage level for LCR is 100%.

OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.

Liquidity coverage ratio (1)	Table 60

	For the three months ended
	October 31 2021
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$351,831
Cash outflows
Retail deposits and deposits from small business customers, of which:	$365,319	$33,871
Stable deposits (3)	127,834	3,835
Less stable deposits	237,485	30,036
Unsecured wholesale funding, of which:	434,693	203,998
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	192,918	45,812
Non-operational deposits	211,916	128,327
Unsecured debt	29,859	29,859
Secured wholesale funding		25,855
Additional requirements, of which:	277,097	64,671
Outflows related to derivative exposures and other collateral requirements	46,158	16,656
Outflows related to loss of funding on debt products	8,558	8,558
Credit and liquidity facilities	222,381	39,457
Other contractual funding obligations (5)	25,405	25,405
Other contingent funding obligations (6)	625,278	10,012
Total cash outflows		$363,812
Cash inflows
Secured lending (e.g., reverse repos)	$260,070	$41,814
Inflows from fully performing exposures	14,648	8,940
Other cash inflows	27,744	27,744
Total cash inflows		$78,498
		Total adjusted value
Total HQLA		$351,831
Total net cash outflows		285,314
Liquidity coverage ratio		123%
	July 31 2021
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$341,167
Total net cash outflows		271,938
Liquidity coverage ratio		125%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended October 31, 2021 is calculated as an average of 61 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            85

We manage our LCR position within a target range that reflects our liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 88% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q4 2021 vs. Q3 2021

The average LCR for the quarter ended October 31, 2021 was 123%, which translates into a surplus of approximately $67 billion, compared to 125% and a surplus of approximately $69 billion in the prior quarter. LCR has remained relatively stable compared to the previous quarter as growth in retail and wholesale loans was offset by the issuance of term funding and increases in client deposits.

Net Stable Funding Ratio (NSFR)

NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.

Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR, which extends to one year. Required stable funding is a function of the liquidity characteristics and residual maturities of the various assets held by the bank as well as those of its off-balance sheet exposures.

Beginning in Q1 2021, OSFI requires Canadian D-SIBs to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s Liquidity Adequacy Requirements (LAR) guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

86             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Net Stable Funding Ratio (1)	Table 61

	As at October 31, 2021
	Unweighted value by residual maturity (2)				Weighted value
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	> 1 year
Available Stable Funding (ASF) Item
Capital:	$98,657	$–	$–	$9,780	$108,437
Regulatory Capital	98,657	–	–	9,780	108,437
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	338,850	56,126	19,180	21,077	402,072
Stable deposits (3)	112,745	27,678	11,442	8,284	152,556
Less stable deposits	226,105	28,448	7,738	12,793	249,516
Wholesale funding:	325,980	380,619	45,376	102,542	304,767
Operational deposits (4)	200,589	–	–	–	100,294
Other wholesale funding	125,391	380,619	45,376	102,542	204,473
Liabilities with matching interdependent assets (5)	–	3,285	1,823	25,814	–
Other liabilities:	41,303	227,149			12,551
NSFR derivative liabilities		16,437
All other liabilities and equity not included in the above categories	41,303	197,838	646	12,228	12,551
Total ASF					$827,827
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$39,600
Deposits held at other financial institutions for operational purposes	–	2,296	–	–	1,148
Performing loans and securities:	173,103	263,702	108,916	428,508	580,182
Performing loans to financial institutions secured by Level 1 HQLA	–	99,892	13,113	1	12,573
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	4,050	61,165	31,185	21,766	48,234
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	101,495	84,678	35,109	124,475	246,561
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	1,189	915	3,800	3,522
Performing residential mortgages, of which:	37,141	15,776	29,033	261,615	228,078
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	37,141	15,747	29,002	260,656	227,233
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	30,417	2,191	476	20,651	44,736
Assets with matching interdependent liabilities (5)	–	3,285	1,823	25,814	–
Other assets:	1,619	278,154			68,743
Physical traded commodities, including gold	1,619				1,376
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		16,650			14,153
NSFR derivative assets		17,103			666
NSFR derivative liabilities before deduction of variation margin posted		34,777			1,739
All other assets not included in the above categories	–	161,184	46	48,394	50,809

Off-balance sheet items		649,799			23,665
Total RSF					$713,338
Net Stable Funding Ratio (%)					116%

As at July 31, 2021
(Millions of Canadian dollars, except percentage amounts)	Weighted value
Total ASF	$805,804
Total RSF	695,368
Net Stable Funding Ratio (%)	116%

(1)	The NSFR is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)	Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs, NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted, and Off-balance sheet items.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Interdependent assets and liabilities represent National Housing Act Mortgage-Backed Securities (NHA MBS) liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            87

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital, as well as long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe is available to the bank.

Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.

Q4 2021 vs. Q3 2021

The NSFR as at October 31, 2021 was 116%, which translates into a surplus of approximately $114 billion, compared to 116% and a surplus of approximately $110 billion in the prior quarter. NSFR has remained stable compared to the previous quarter as growth in retail and wholesale loans was offset by the issuance of term funding and increases in client deposits.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items	Table 62

	As at October 31, 2021

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$190,995	$2	$1	$–	$–	$–	$–	$–	$2,486	$193,484
Securities
Trading (1)	67,655	46	87	41	6	20	169	9,845	61,371	139,240
Investment, net of applicable allowance	7,220	4,811	5,546	5,832	5,514	22,368	31,393	62,289	511	145,484
Assets purchased under reverse repurchase agreements and securities borrowed (2)	104,301	89,612	51,664	22,982	16,987	98	–	–	22,259	307,903
Loans, net of applicable allowance	28,517	21,630	26,094	31,910	26,921	139,050	298,659	62,215	82,579	717,575
Other
Customers’ liability under acceptances	12,654	7,209	5	–	–	5	–	–	(75)	19,798
Derivatives	5,325	10,788	4,318	4,334	3,005	10,139	17,890	39,733	9	95,541
Other financial assets	33,149	1,523	1,942	145	135	270	277	2,044	3,351	42,836
Total financial assets	449,816	135,621	89,657	65,244	52,568	171,950	348,388	176,126	172,491	1,661,861
Other non-financial assets	6,079	1,681	164	217	185	1,957	2,377	5,898	25,904	44,462
Total assets	$455,895	$137,302	$89,821	$65,461	$52,753	$173,907	$350,765	$182,024	$198,395	$1,706,323
Liabilities and equity
Deposits (3)
Unsecured borrowing	$82,183	$44,058	$56,519	$36,342	$35,792	$30,625	$45,745	$18,320	$661,924	$1,011,508
Secured borrowing	2,442	4,244	7,543	4,362	2,804	9,557	15,040	6,118	–	52,110
Covered bonds	1	848	–	2,693	1,878	5,350	18,321	8,122	–	37,213
Other
Acceptances	12,653	7,207	5	2	–	5	–	–	1	19,873
Obligations related to securities sold short	37,841	–	–	–	–	–	–	–	–	37,841
Obligations related to assets sold under repurchase agreements and securities loaned (2)	168,763	62,338	5,610	4,742	848	668	–	–	19,232	262,201
Derivatives	5,456	9,903	4,938	3,747	2,723	9,211	18,727	36,733	1	91,439
Other financial liabilities	33,489	1,299	1,048	439	373	1,000	2,115	10,226	795	50,784
Subordinated debentures	–	–	–	–	188	110	1,912	7,383	–	9,593
Total financial liabilities	342,828	129,897	75,663	52,327	44,606	56,526	101,860	86,902	681,953	1,572,562
Other non-financial liabilities	1,663	6,907	434	290	155	1,108	1,172	13,360	9,910	34,999
Equity	–	–	–	–	–	–	–	–	98,762	98,762
Total liabilities and equity	$344,491	$136,804	$76,097	$52,617	$44,761	$57,634	$103,032	$100,262	$790,625	$1,706,323
Off-balance sheet items
Financial guarantees	$387	$1,950	$2,999	$2,928	$2,206	$1,829	$3,326	$1,181	$61	$16,867
Commitments to extend credit	5,964	5,538	11,400	16,231	12,024	56,688	160,789	16,733	4,544	289,911
Other credit-related commitments	966	1,064	1,569	1,536	1,376	370	726	38	99,815	107,460
Other commitments	101	11	20	21	21	64	144	278	618	1,278
Total off-balance sheet items	$7,418	$8,563	$15,988	$20,716	$15,627	$58,951	$164,985	$18,230	$105,038	$415,516

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

88             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

	As at October 31, 2020

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$155,418	$2	$–	$–	$–	$–	$–	$–	$2,481	$157,901
Securities
Trading (1)	82,486	51	49	25	80	50	98	9,615	43,617	136,071
Investment, net of applicable allowance	3,213	4,762	6,445	10,765	9,079	26,313	25,315	53,355	496	139,743
Assets purchased under reverse repurchase agreements and securities borrowed (2), (3)	147,453	62,905	47,211	25,083	9,990	2	–	–	20,371	313,015
Loans, net of applicable allowance	24,334	21,593	24,742	28,236	25,951	132,783	266,935	56,253	80,165	660,992
Other
Customers’ liability under acceptances	12,157	6,402	50	–	–	–	5	–	(107)	18,507
Derivatives	5,035	10,946	4,932	3,433	2,726	13,550	20,205	52,650	11	113,488
Other financial assets	32,713	2,741	1,520	499	71	323	257	2,099	2,692	42,915
Total financial assets	462,809	109,402	84,949	68,041	47,897	173,021	312,815	173,972	149,726	1,582,632
Other non-financial assets	4,540	1,411	97	860	234	1,939	1,802	5,988	25,045	41,916
Total assets	$467,349	$110,813	$85,046	$68,901	$48,131	$174,960	$314,617	$179,960	$174,771	$1,624,548
Liabilities and equity
Deposits (4)
Unsecured borrowing (3)	$75,380	$36,569	$56,348	$35,881	$30,676	$23,293	$52,029	$15,360	$590,020	$915,556
Secured borrowing	2,794	6,605	4,022	6,242	4,142	7,400	18,705	6,427	–	56,337
Covered bonds	–	1,942	5,412	1,295	2,501	3,707	16,195	8,940	–	39,992
Other
Acceptances	12,158	6,401	50	–	–	–	–	–	9	18,618
Obligations related to securities sold short	29,285	–	–	–	–	–	–	–	–	29,285
Obligations related to assets sold under repurchase agreements and securities loaned (2), (3)	215,814	19,396	20,606	376	1,492	4,971	–	–	11,576	274,231
Derivatives	4,467	11,553	4,423	3,355	2,709	11,900	20,985	50,396	139	109,927
Other financial liabilities (3)	34,768	2,187	1,140	477	430	851	2,180	10,994	563	53,590
Subordinated debentures	–	–	–	–	–	205	110	9,552	–	9,867
Total financial liabilities	374,666	84,653	92,001	47,626	41,950	52,327	110,204	101,669	602,307	1,507,403
Other non-financial liabilities	1,053	5,395	209	212	193	951	1,010	11,910	9,445	30,378
Equity	–	–	–	–	–	–	–	–	86,767	86,767
Total liabilities and equity	$375,719	$90,048	$92,210	$47,838	$42,143	$53,278	$111,214	$113,579	$698,519	$1,624,548
Off-balance sheet items
Financial guarantees	$401	$1,745	$2,186	$3,137	$3,004	$700	$4,529	$1,383	$56	$17,141
Commitments to extend credit	5,285	4,803	14,821	16,163	12,306	45,633	161,524	16,876	4,828	282,239
Other credit-related commitments	1,982	903	1,634	1,745	1,400	260	623	10	78,768	87,325
Other commitments	7	14	20	20	20	82	209	344	551	1,267
Total off-balance sheet items	$7,675	$7,465	$18,661	$21,065	$16,730	$46,675	$166,885	$18,613	$84,203	$387,972

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(3)	Amounts previously presented were reclassified to reflect the contractual maturities of certain financial assets and liabilities.
(4)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            89

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis

The following tables provide remaining contractual maturity analysis of our financial liabilities and off-balance sheet items. The amounts disclosed in the following table are the contractual undiscounted cash flows of all financial liabilities (e.g., par value or amount payable upon maturity). The amounts do not reconcile directly with those in our consolidated balance sheets as the table incorporates only cash flows relating to payments on maturity and do not recognize premiums, discounts or mark-to-market adjustments recognized in the instruments’ carrying values as at the balance sheet date. Financial liabilities are based upon the earliest period in which they are required to be paid. For off-balance sheet items, the undiscounted cash flows potentially payable under financial guarantees and commitments to extend credit are classified on the basis of the earliest date they can be called.

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis*	Table 63

	As at October 31, 2021
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities
Deposits (1)	$576,161	$367,389	$44,951	$78,071	$33,063	$1,099,635
Other
Acceptances	1	19,867	5	–	–	19,873
Obligations related to securities sold short	–	37,462	–	–	–	37,462
Obligations related to assets sold under repurchase agreements and securities loaned	19,234	242,314	669	–	–	262,217
Other liabilities	620	35,984	384	544	7,873	45,405
Lease liabilities	–	631	582	1,522	2,342	5,077
Subordinated debentures	–	188	110	1,916	7,392	9,606
	596,016	703,835	46,701	82,053	50,670	1,479,275
Off-balance sheet items
Financial guarantees (2)	$16,867	$–	$–	$–	$–	$16,867
Other commitments (3)	–	81	82	209	344	716
Commitments to extend credit (2)	248,594	41,238	77	2	–	289,911
	265,461	41,319	159	211	344	307,494
Total financial liabilities and off-balance sheet items	$861,477	$745,154	$46,860	$82,264	$51,014	$1,786,769

	As at October 31, 2020
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities
Deposits (1), (4)	$510,849	$350,298	$34,618	$85,198	$29,832	$1,010,795
Other
Acceptances	9	18,609	–	–	–	18,618
Obligations related to securities sold short	–	29,121	–	–	–	29,121
Obligations related to assets sold under repurchase agreements and securities loaned (4)	11,576	257,684	4,971	–	–	274,231
Other liabilities	199	37,681	188	358	8,678	47,104
Lease liabilities	–	633	604	1,545	2,575	5,357
Subordinated debentures	–	–	205	110	9,552	9,867
	522,633	694,026	40,586	87,211	50,637	1,395,093
Off-balance sheet items
Financial guarantees (2)	$17,141	$–	$–	$–	$–	$17,141
Other commitments (3)	–	81	82	209	344	716
Commitments to extend credit (2)	239,212	43,025	2	–	–	282,239
	256,353	43,106	84	209	344	300,096
Total financial liabilities and off-balance sheet items	$778,986	$737,132	$40,670	$87,420	$50,981	$1,695,189

*	This table represents an integral part of our 2021 Annual Consolidated Financial Statements.
(1)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile.
(2)	We believe that it is highly unlikely that all or substantially all of these guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled. The management of the liquidity risk associated with potential extensions of funds is outlined in the preceding Risk measurement section.
(3)	Includes commitments related to short-term and low-dollar value leases, leases not yet commenced, and lease payments related to non-recoverable tax.
(4)	Amounts previously presented were reclassified to reflect the contractual maturities of certain financial liabilities.

90             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Insurance risk

Insurance risk refers to the potential financial loss that may arise where the amount, timing and/or frequency of benefit and/or premium payments under insurance and reinsurance contracts are different than expected. Insurance risk is distinct from those risks covered by other parts of our risk management framework (e.g., credit, market and operational risk) where those risks are ancillary to, or accompany, the risk transfer. The five insurance sub-risks are: morbidity, mortality, longevity, policyholder behaviour (lapse), and travel risk.

Our Insurance Risk Management Framework provides an overview of our processes and tools for identifying, assessing, managing, mitigating and reporting on the insurance risks that face the organization. These are also supported by our robust three lines of defence governance structure, which is consistent with our Enterprise Risk Management Framework.

Operational/regulatory compliance risk drivers

Operational risk

Operational risk is the risk of loss or harm resulting from people, inadequate or failed internal processes, controls and systems or from external events. Operational risk is inherent in all of our activities and third-party activities and failure to manage operational risk can result in direct or indirect financial loss, reputational impact or regulatory scrutiny and proceedings in the various jurisdictions where we operate.

Our management of operational risk follows the three lines of defence governance model, encompassing the organizational roles and responsibilities for a coordinated enterprise-wide approach. For further details, refer to the Risk management – Enterprise risk management section.

Operational risk framework

We have an Enterprise Operational Risk Framework which sets out the processes to identify, assess, monitor, measure, report and communicate on operational risk. The processes are established through the following:

•

Risk identification and assessment tools, including the collection and analysis of risk event data, help risk owners understand and proactively manage operational risk exposures. Risk assessments are intended to ensure alignment between risk exposures and efforts to manage them. Management uses outputs of these tools to make informed risk decisions.

•

Risk monitoring tools alert management to changes in the operational risk profile. When paired with escalation and monitoring triggers, risk monitoring tools can identify risk trends, warn management of risk levels that approach or exceed defined limits, as well as prompt actions and mitigation plans to be undertaken.

•

Risk capital measurement provides credible estimation of potential risk exposure, including surfaces risk vulnerabilities, and informs strategic and capital planning decisions, which are ultimately intended to ensure that the bank is sufficiently resilient to withstand operational risk losses both in normal times and under stress situations.

•	Risk reporting and communication processes ensure that relevant operational risk information is made available to management in a timely manner to support risk-informed business decisions.

Conclusions from our operational risk programs enable learning based on what has happened to us, whether it could happen elsewhere in the organization, and what controls we need to amend or implement. These conclusions support the articulation of our operational risk appetite and are used to inform the overall level of operational risk exposure which thereby defines our operational risk profile. This profile includes significant operational risk exposures, potential new and emerging exposures and trends, and overall conclusions on the control environment and risk outlook. We proactively identify and investigate corporate insurance opportunities to mitigate and reduce potential future impacts of operational risk.

We consider the potential risks and rewards of our decisions to strike a balance between accepting potential losses versus incurring costs of mitigation, the expression of which is in the form of our operational risk appetite. Our operational risk appetite is established at the Board level and cascaded throughout each of our business segments.

Management reports have been implemented at various levels to support proactive management of operational risk and transparency of risk exposures. These reports are provided to senior management on a regular basis and provide detail on the main drivers of the risk status and trend for each of our business segments and the bank overall. In addition, changes to the operational risk profile that are not aligned to our business strategy or operational risk appetite are identified and discussed at GRC and the Risk Committee of the Board.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            91

Our operations expose us to many different operational risks, which may adversely affect our businesses and financial results. The following list is not exhaustive, as other factors could also adversely affect our results.

Operational risk	Management strategy
Cybersecurity risk

Cybersecurity risk is the risk to the business associated with cyber-attacks initiated to disrupt or disable our operations or to expose or damage data. We have a dedicated team of technology and cybersecurity professionals that manage a comprehensive program to help protect the organization against breaches and other incidents by ensuring appropriate security and operational controls are in place. We continue to strengthen our cyber-control framework and to improve our resilience and cybersecurity capabilities including 24 hour monitoring, cyber intelligence analysis of internal and external threats and alerting of potentially suspicious security events and incidents. Throughout the year, we continued to invest in our cybersecurity program, and multiple scenarios, assessments and simulations were conducted to test our resiliency strategy.

Data management and privacy risk

Data management risk is the risk of failing to manage information appropriately throughout its lifecycle due to inadequate processes and controls, resulting in legal or regulatory consequences, reputational damage or financial loss. Privacy risk is the risk of improper creation or collection, use, disclosure, retention or destruction of information. The collection, use and sharing of data, as well as the management and governance of data, are increasingly important as we continue to invest in digital solutions and innovation, as well as, expanding our business activities. This is also reflected through regulatory developments relating to data privacy. The Chief Privacy Office and the Chief Data Office partner with cross-functional teams to develop and implement enterprise-wide standards and practices that describe how data is used, protected, managed and governed.

Money laundering and Terrorist financing risk

Money laundering and Terrorist financing risk is the risk that our products and services are used to facilitate the laundering of proceeds of crime, including the financing of terrorist activity. We maintain an enterprise-wide program designed to deter, detect and report suspected money laundering and terrorist financing activities across our organization, while seeking to ensure compliance with the laws and regulations of the various jurisdictions in which we operate. Our Global AML Compliance Group is dedicated to the continuous development and maintenance of robust policies, guidelines, training and risk-assessment tools and models to help our employees deal with ever-evolving money laundering and terrorist financing risks. The global anti-money laundering/anti-terrorist financing program is regularly evaluated in an effort to ensure it remains aligned with industry standards, best practices and all applicable laws, regulations and guidance. Risks of non-compliance include enforcement actions, criminal prosecutions and reputational damage.

Third-party risk

Third-party risk is the risk of failure to effectively manage third parties which may expose us to service disruptions, regulatory action, financial loss, litigation or reputational damage. We have a risk-based enterprise-wide program designed to provide oversight for third-party relationships that enables us to respond effectively to events that can cause service disruptions, financial loss or various other risks that could impact us. Our approach to third-party risk mitigation is outlined in policies and standards that establish the minimum requirements for identifying and managing risks throughout the engagement with a third party, while ensuring compliance with global regulatory expectations. We monitor third-party providers that we consider critical to our operations for any impact on their ability to deliver services to us, including vendors of our third-party providers.

Business continuity risk

Business continuity risk is the risk of being unable to maintain, continue or restore essential business operations during and/or after an event that prevents us from conducting business in the normal course. Exposure to disruptive operational events interrupts the continuity of our business operations and could negatively impact our financial results, reputation, client outcomes and/or result in harm to our employees. These operational events could result from the impact of severe weather, pandemics, failed processes, technology failures or cyber threats. Our risk-based enterprise-wide business continuity management program considers multiple scenarios to address the consequences of a disruption and its effects on the availability of our people, processes, facilities, technology, and third-party arrangements. Our approach to business continuity management is outlined in policies and standards embedded across the organization and the related risks are regularly measured, monitored, reported and integrated in our operational risk management and control framework.

Operational risk capital

Requirements for operational risk capital are determined in accordance with OSFI issued guidelines. Currently, our operational risk capital is assessed using the Standardized Approach (TSA) which is a formula-based calculation predicated on gross income. Upon implementation of final Basel III reforms, OSFI will require deposit-taking institutions to adopt a new Standardized Approach (SA) for measurement of operational risk capital. The SA methodology is based on the Business Indicator Component (BIC), which is a financial statement-based proxy for operational risk, and the Internal Loss Multiplier, a scaling factor that is based on the historical internal loss average relative to the BIC. Once implemented, SA will replace TSA. For further details on operational risk capital, refer to the Capital management section.

Operational risk loss events

As at October 31, 2021, our operational risk losses remain within our risk appetite. For further details on our contingencies, including litigation, refer to Notes 23 and 24 of our 2021 Annual Consolidated Financial Statements.

92             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Regulatory compliance risk

Regulatory compliance risk is the risk of potential non-conformance with laws, rules, regulations and prescribed practices in any jurisdiction in which we operate. Issues regarding compliance with laws and regulations can arise in a number of areas in large complex financial institutions, such as ourselves, and are often the result of inadequate or failed internal processes, controls, people or systems. We currently are, and may be at any given time, subject to a number of legal and regulatory proceedings and subject to numerous governmental and regulatory examinations, investigations and other inquiries.

Laws and regulations are in place to protect the financial and other interests of our clients, investors and the public. As a large-scale global financial institution, we are subject to numerous laws and extensive and evolving regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Canada, the U.S., the U.K., Europe and other jurisdictions in which we operate. Such regulation continues to become increasingly extensive and complex. In addition, regulatory scrutiny and expectations in Canada, the U.S., the U.K., Europe and other jurisdictions for large financial institutions with respect to, among other things, governance, risk management practices and controls, and conduct, as well as the enforcement of regulatory compliance matters, has intensified. Failure to comply with these regulatory requirements and expectations or to resolve any identified deficiencies could result in increased regulatory oversight and restrictions. Resolution of such matters can also result in the payment of substantial penalties, agreements with respect to future operation of their business, actions with respect to relevant personnel, admission of wrongdoing, and guilty pleas with respect to criminal charges.

Operating in this increasingly complex regulatory environment and intense regulatory enforcement environment, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, criminal charges, regulatory scrutiny, examinations and proceedings, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions, and we anticipate that our ongoing business activities will give rise to such matters in the future. The global scope of our operations also means that a single issue may give rise to overlapping regulatory investigations, regulatory proceedings and or civil litigation claims in different jurisdictions. RBC can be subject to such proceedings due to alleged violations of law or, if determined by regulators, allegedly inadequate policies, procedures, controls or remediation of deficiencies. Changes to laws, including tax laws, regulations or regulatory policies, as well as the changes in how they are interpreted, implemented or enforced, could adversely affect us, for example, by lowering barriers to entry in the businesses in which we operate, increasing our costs of compliance, or limiting our activities and ability to execute our strategic plans. In addition, the severity of the remedies sought in legal and regulatory proceedings to which RBC is subject have increased. Further, there is no assurance that we always will be, or be deemed to be, in compliance with laws, regulations or regulatory policies or expectations. Accordingly, it is possible that we could receive a judicial or regulatory enforcement judgment or decision that results in significant fines, damages, penalties, and other costs or injunctions, criminal convictions, or loss of licenses or registrations that would damage our reputation, and negatively impact our earnings and ability to conduct some of our businesses. We are also subject to litigation arising in the ordinary course of our business and the adverse resolution of any litigation could have a significant adverse effect on our results or could give rise to significant reputational damage, which in turn could impact our future business prospects.

Our Regulatory Compliance Management Framework outlines how we manage and mitigate the regulatory compliance risks associated with failing to comply with, or adapt to, current and changing laws and regulations in the jurisdictions in which we operate.

Regulatory compliance risk includes the regulatory risks associated with financial crimes (which include, but are not limited to, money laundering, bribery, and sanctions), privacy, market conduct, consumer protection, business conduct, as well as prudential and other generally applicable non-financial requirements. Specific compliance policies, procedures and supporting frameworks have been developed to manage regulatory compliance risk.

Strategic risk drivers

Strategic risk

Strategic risk is the risk that the enterprise or particular business areas will make inappropriate strategic choices, or will be unable to successfully implement selected strategies or achieve the expected benefits. Business strategy is a major driver of our risk appetite and consequently the strategic choices we make in terms of business mix determine how our risk profile changes.

Responsibility for selecting and successfully implementing business strategies is mandated to the individual heads of each business segment. Oversight of strategic risk is the responsibility of the heads of the business segments and their operating committees, the Enterprise Strategy group, the GE, and the Board. The Enterprise Strategy group supports the management of strategic risk through the strategic planning process, articulated within our Enterprise Strategic Planning Policy, ensuring alignment across our business, financial, capital and risk planning.

Our annual business portfolio review and project approval request processes help to identify and mitigate strategic risk by ensuring strategies for new initiatives, lines of business, and the enterprise as a whole align with our risk appetite and risk posture. GRM provides oversight of strategic risk by providing independent reviews of these processes, establishing enterprise risk frameworks, and independently monitoring and reporting on the level of risk established against our risk appetite metrics in accordance with the three lines of defence governance model.

For details on the key strategic priorities for our business segments, refer to the Business segment results section.

Reputation risk

Reputation risk is the risk of an adverse impact on stakeholders’ perception of the bank due to i) the actions or inactions of the bank, its employees, third-party service providers, or clients, ii) the perceived misalignment of these actions or inactions with stakeholder expectations of the bank, or iii) negative public sentiment towards a global or industry issue. Our reputation is rooted in the perception of our stakeholders, and the trust and loyalty they place in us is core to our purpose as a financial services organization. A strong and trustworthy reputation will generally strengthen our market position, reduce the cost of capital, increase shareholder value, strengthen our resiliency, and help attract and retain top talent. Conversely, damage to our reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility,

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            93

inability to enter or expand into markets, loss of client loyalty and business, regulatory fines and penalties, restrictive agreements with regulators or prosecutors, or criminal prosecutions. The sources of reputation risk are widespread; risk to our reputation can occur in connection with credit, regulatory, legal and operational risks. We can also experience reputation risk from a failure to maintain an effective control environment, exhibit good conduct and maintain appropriate culture practices.

Managing our reputation risk is an integral part of our organizational culture and our overall enterprise risk management approach, as well as a priority for employees and our Board. Our Board-approved Reputation Risk Management Framework provides an overview of our approach to identify, assess, manage, monitor and report on reputation risk. This framework outlines governance authorities, roles and responsibilities, and controls and mechanisms to manage our reputation risk, including our culture of integrity, compliance with our Code of Conduct and operating within our risk appetite.

Our governance of reputation risk aims to be holistic and provides an integrated view of potential reputation issues across the organization. This governance structure is designed to ensure that ownership and accountability for reputation risk are understood across the enterprise, both proactive and reactive reputation risk decisions are escalated to senior management for review and evaluation, and reporting on reputation risk is comprehensive and integrated.

Legal and regulatory environment risk

Legal and regulatory environment risk is the risk that new or modified laws and regulations, and the interpretation or application of laws and regulations, will negatively impact the way in which we operate, both in Canada and in the other jurisdictions in which we conduct business. The full impact of some of these changes on our business will not be known until final rules are implemented and market practices have developed in response. We continue to respond to these and other developments and are working to minimize any potential adverse business or economic impact. The following provides a high-level summary of some of the key regulatory changes that have potential to increase or decrease our costs, impact our profitability and increase the complexity of our operations. A summary of the additional regulatory changes instituted by governments globally and by OSFI in response to the COVID-19 pandemic are included in the Impact of COVID-19 pandemic and Capital management sections of this 2021 Annual Report.

Global uncertainty

Significant uncertainty about the impacts of the COVID-19 pandemic, supply chain disruptions, trade policy and geopolitical tensions continue to pose risks to the global economic outlook. In October 2021, the International Monetary Fund (IMF) projected global growth of 5.9% in calendar 2021, down 0.1% from its July forecast, reflecting supply chain disruptions in advanced economies and limited vaccine access in developing countries. Despite largely positive economic developments throughout the year, uncertainty remains regarding new variants of COVID-19 and the potential impacts of uneven vaccine access and vaccine hesitancy. Trade policy also remains a source of global uncertainty as countries consider ways to incorporate climate policy into trade policy and the U.K. continues to develop its post-Brexit international trade policies. Finally, global financial markets remain vulnerable to geopolitical tensions, such as those between the U.S. and China, many of which center around trade and technology. Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.

Consumer protection

On August 18, 2021, the Canadian federal government published the Financial Consumer Protection Framework Regulations which are the underlying regulations to support the new Financial Consumer Protection Framework (FCPF). The FCPF encompasses a number of new consumer protection requirements, including complaint handling, access to banking services, and disclosures. We will be required to comply with the regulations by June 30, 2022 and we expect to be in compliance by the effective date.

Minimum qualifying rates for insured and uninsured mortgages in Canada

Effective June 1, 2021, the proposed minimum qualifying rate for uninsured mortgages is the greater of the mortgage contract rate plus 2% or 5.25%. OSFI also announced that it will review and communicate the qualifying rate at a minimum annually, every December. The Department of Finance Canada, who is responsible for setting the benchmark rate for qualifying insured mortgages, also announced that it would align the rate for insured mortgages with the rate set by OSFI for uninsured mortgages and that this new rate would apply to insured mortgages approved on June 1, 2021 or later. The minimum qualifying rate for insured mortgages will be subject to review and periodic adjustment.

Interest rate benchmark reform

London Interbank Offered Rate (LIBOR) is the most widely referenced benchmark interest rate across the globe for derivatives, bonds, loans and other floating rate instruments; however, there is a regulator-led push to transition the market away from LIBOR and certain other benchmark rates to alternative benchmark rates (ABRs) that are based on actual overnight transactions.

On March 5, 2021, the Financial Conduct Authority (FCA), the regulator of the ICE Benchmark Administration (IBA) which administers LIBOR, announced the permanent cessation or loss of representativeness of all 35 LIBOR benchmark settings currently published by the IBA as of December 31, 2021 or June 30, 2023.

Details related to certain settings to which we are exposed are noted below.

•

Publication of the 1-week and 2-month USD LIBOR settings will cease immediately after December 31, 2021. Publication of the overnight and 12-month USD LIBOR settings will cease immediately after June 30, 2023, while the 1-month, 3-month and 6-month USD LIBOR settings will no longer be representative of the underlying market and economic reality they are intended to measure after June 30, 2023. The FCA may consult on requiring the IBA to publish 1-month, 3-month and 6-month USD LIBOR settings after the end of June 2023 on a non-representative “synthetic” basis.

•

Publication of the overnight, 1-week, 2-month and 12-month GBP LIBOR settings will cease immediately after December 31, 2021, while the 1-month, 3-month and 6-month GBP LIBOR settings will no longer be representative of the underlying market and economic reality they are intended to measure after December 31, 2021. The FCA will require the IBA to continue to publish 1, 3 and 6 month GBP LIBOR settings until the end of 2022 on a non-representative “synthetic” basis.

94             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

The FCA announcement engaged contractual triggers for the calculation and future application of fallback provisions related to our LIBOR linked products, including certain loans, bonds and derivatives.

Additionally, on June 22, 2021, OSFI issued a letter setting out their expectation that Federally Regulated Financial Institutions (FRFIs) will stop using USD LIBOR settings as soon as possible and will not enter into new transactions referencing these rates after December 31, 2021. OSFI further expects FRFIs to prioritize system and model updates to accommodate ABRs by December 31, 2021, and be fully prepared to transact in ABRs that are available in markets in which the FRFI operates by December 31, 2021.

To manage our transition away from LIBOR, we have implemented a comprehensive enterprise-wide program and governance structure that addresses the key areas of impact including contract remediation, funding and liquidity planning, risk management, financial reporting and valuation, systems, processes and client education and communication. Transition activities are focused on two broad streams of work: (i) developing new ABR linked products, and (ii) conversion of existing LIBOR based contracts to ABRs. Our program timelines are ultimately dependent on broader market acceptance of products that reference the new ABRs and our clients’ readiness and ability to adopt the replacement products. Significant matters that we continue to evaluate include client product offerings, short and long-term funding strategies, and our hedging programs. We continue to work towards the recommended target dates for the cessation of LIBOR-based products provided by our regulators and are on track with our transition activities to move to ABRs.

For further details, refer to the Critical accounting policies and estimates section in this 2021 Annual Report and Note 2 of our 2021 Annual Consolidated Financial Statements.

Client Focused Reforms

The Canadian Securities Administrators published amendments to National Instrument 31-103 to implement the Client Focused Reforms (Reforms), which are intended to increase the standard of conduct required for Canadian securities registrants. The Reforms enhance core requirements relating to conflicts of interest, suitability, know-your-product and know-your-client requirements, and also introduce new requirements relating to relationship disclosure, training and recordkeeping. The changes are coming into effect in two phases: the first phase relating to conflicts of interest and the related disclosure requirements came into effect on June 30, 2021, and the second phase relating to the remaining requirements comes into effect on December 31, 2021. The requirements primarily impact our Personal & Commercial Banking and Wealth Management platforms. We are well positioned to comply with the requirements.

U.S. regulatory initiatives

Policymakers continue to evaluate and implement reforms to various U.S. financial regulations, which could result in either expansion or reduction to the U.S. regulatory requirements and associated changes in compliance costs. On January 1, 2021, the U.S. Congress enacted the Anti-Money Laundering Act of 2020 (AMLA) which represents a comprehensive set of reforms to U.S. anti-money laundering laws. Regulations pertaining to this legislation have yet to be issued; the extent, timing and impact of which are unknown at this time. We will continue to monitor developments and any resulting implications for us.

U.K. and European regulatory reform

EU Sustainability-Related Disclosures Regulation requires financial services firms to disclose their approaches to considering environmental, social and governance factors as part of their advice and investment decision processes. These requirements were effective on March 10, 2021 and to date there has been no material impact on us; however, we will continue to monitor future guidance and the impact, if any, on us.

For further details on regulatory capital and related requirements, refer to the risk and Capital management sections of this 2021 Annual Report.

Competitive risk

Competitive risk is the risk of an inability to build or maintain a sustainable competitive advantage in a given market or markets, and includes the potential for loss of market share due to competitors offering superior products and services. Competitive risk can arise within or outside the financial sector, from traditional or non-traditional competitors, domestically or globally. There is intense competition for clients among financial services companies in the markets in which we operate. Client loyalty and retention can be influenced by a number of factors, including new technology used or services offered by our competitors, relative service levels and prices, product and service attributes, our reputation, actions taken by our competitors, and adherence with competition and anti-trust laws. Other companies, such as insurance companies and non-financial companies, as well as new technological applications, are increasingly offering services traditionally provided by banks. This competition could also reduce our revenue which could adversely affect our results.

We identify and assess competitive risks as part of our overall risk management process. Our products and services are regularly benchmarked against existing and potential competitors. In addition, we regularly conduct risk reviews of our products, services, mergers and acquisitions strategy, as well as we seek to ensure adherence to competition and anti-trust laws. Our annual strategy-setting process also plays an integral role in managing competitive risk.

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Macroeconomic risk drivers

Systemic risk

Systemic risk is the risk that the financial system as a whole, or a major part of it – either in an individual country, a region, or globally – is put in real and immediate danger of collapse or serious damage due to an unforeseen event causing a substantive shock to the financial system with the likelihood of material damage to the economy, and which would result in financial, reputation, legal or other risks for us.

Systemic risk is considered to be the least controllable risk facing us, leading to increased vulnerabilities as experienced during the 2008 global financial crisis and the COVID-19 pandemic. Our ability to mitigate systemic risk when undertaking business activities is limited, other than through collaborative mechanisms between key industry participants, and, as appropriate, the public sector and regulators to reduce the frequency and impact of these risks. The two most significant measures in mitigating the impact of systemic risk are diversification and stress testing.

Our diversified business model, portfolios, products, activities and funding sources help mitigate the potential impacts from systemic risk as well as having established risk limits to ensure our portfolio is diversified, and concentration risk is reduced and remains within our risk appetite.

Stress testing involves consideration of the simultaneous movements in a number of risk factors. It is used to ensure our business strategies and capital planning are robust by measuring the potential impacts of credit, market, liquidity, and operational risks on us, under adverse economic conditions. Our enterprise-wide stress testing program evaluates the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events. These stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. For further details on our stress testing, refer to the Enterprise risk management section.

Our financial results are affected by the business and economic conditions in the geographic regions in which we operate. These conditions include consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, exchange rates, sovereign debt risks, the level of activity and volatility of the capital markets, strength of the economy and inflation. Given the importance of our Canadian and U.S. operations, an economic downturn may largely affect our personal and business lending activities and may result in higher provisions for credit losses. Deterioration and uncertainty in global capital markets could result in continued high volatility that would impact results in Capital Markets, while in Wealth Management weaker market conditions could lead to lower average fee-based client assets and transaction volumes. In addition, worsening financial and credit market conditions may adversely affect our ability to access capital markets on favourable terms and could negatively affect our liquidity, resulting in increased funding costs and lower transaction volumes in Capital Markets and Investor & Treasury Services.

Our financial results are also sensitive to changes in interest rates. Central banks globally reduced benchmark interest rates in 2020, largely in response to the impact of the COVID-19 pandemic in an effort to provide support to maintain the resilience and stability of the financial systems. With interest rates remaining low throughout 2021, and expected to continue to remain low into fiscal 2022, we could see net interest income continuing to be unfavourably impacted by spread compression across many of our businesses while an increase in interest rates would benefit our businesses. However, a significant increase in interest rates could also adversely impact household balance sheets, leading to credit deterioration which could negatively impact our financial results, particularly in some of our Personal & Commercial Banking and Wealth Management businesses.

Overview of other risks

In addition to the risks described in the risk sections, there are other risk factors, described below, which may affect our businesses and financial results. The following discussion is not exhaustive as other factors could also adversely affect our results.

Government fiscal, monetary and other policies

Our businesses and earnings are affected by monetary policies that are adopted by the BoC, the Fed in the U.S., the ECB in the EU and monetary authorities in other jurisdictions in which we operate, as well as the fiscal policies of the governments of Canada, the U.S., Europe and such other jurisdictions. Such policies can also adversely affect our clients and counterparties in Canada, the U.S. and internationally, which may increase the risk of default by such clients and counterparties.

Tax risk and transparency

Tax risk refers to the risk of loss related to unexpected tax liabilities. The tax laws and systems that are applicable to us are complex and wide-ranging. As a result, we ensure that any decisions or actions related to tax always reflect our assessment of the long-term costs and risks involved, including their impact on our reputation and our relationship with clients, shareholders, and regulators.

Our approach to taxation is grounded in principles which are reflected in our Code of Conduct, is governed by our Enterprise Tax Risk Management Policy, and incorporates the fundamentals of our risk drivers. Oversight of our tax policy and the management of tax risk is the responsibility of the GE, the CFO and the Senior Vice President, Taxation. We discuss our tax strategy with the Audit Committee annually and provide updates on our tax position on a regular basis.

Our tax strategy is designed to provide transparency and support our business strategy, and is aligned with our corporate vision and values. We seek to maximize shareholder value by structuring our businesses in a tax-efficient manner while considering reputational risk by being in compliance with all laws and regulations. Our policy requires that we:

•	Act with integrity and in a straightforward, open and honest manner in all tax matters;
•	Ensure tax strategy is aligned with our business strategy supporting only bona fide transactions with a business purpose and economic substance;
•	Ensure all intercompany transactions are conducted in accordance with applicable transfer pricing requirements;
•	Ensure our full compliance and full disclosure to tax authorities of our statutory obligations; and
•	Endeavour to work with the tax authorities to build positive long-term relationships and where disputes occur, address them constructively.

96             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

With respect to assessing the needs of our clients, we consider a number of factors including the purpose of the transactions. We seek to ensure that we only support bona fide client transactions with a business purpose and economic substance. Should we become aware of client transactions that are aimed at evading their tax obligations, we will not proceed with the transactions.

We operate in 29 countries worldwide. Our activities in these countries are subject to both Canadian and international tax legislation and other regulations, and are fully disclosed to the relevant tax authorities. The Taxation group and GRM both regularly review the activities of all entities in an effort to ensure compliance with tax requirements and other regulations.

Given that we operate globally, complex tax legislation and accounting principles have resulted in differing legal interpretations between the respective tax authorities we deal with and ourselves, and we are at risk of tax authorities disagreeing with prior positions we have taken for tax purposes. When this occurs, we are committed to an open and transparent dialogue with the tax authorities to facilitate a quick assessment and prompt resolution of the issues where possible. Failure to adequately manage tax risk and resolve issues with tax authorities in a satisfactory manner could adversely impact our results, potentially to a material extent in a particular period, and/or significantly impact our reputation.

Tax contribution

In 2021, total income and other tax expense, including income taxes in the Consolidated Statements of Comprehensive Income and Changes in Equity, to various levels of governments globally totalled $8 billion (2020 – $4 billion). In Canada, total income and other tax expense for the year ended October 31, 2021 to various levels of government totalled $7 billion (2020 – $3 billion).

For further details on income and other tax expense, refer to the Financial performance section.

Environmental and social risk

Environmental and Social (E&S) risk is the potential for an E&S issue associated with us, a client, transaction, product, supplier or activity, to have a negative impact on our financial position, operations, legal and regulatory compliance, or reputation. E&S issues include, but are not limited to, site contamination, waste management, land and resource use, biodiversity, water quality and availability, climate change, environmental regulation, human rights (including, but not limited to, Indigenous Peoples’ rights), and community engagement. GRM is responsible for developing and maintaining policies to identify, assess, monitor and report on E&S risk, and to regularly review and update E&S risk policies. These policies seek to identify sectors, clients and business activities that may expose us to E&S risk, establish requirements to manage, mitigate and monitor E&S risk, including when to apply enhanced due diligence and escalation procedures. Business segments and functional areas are responsible for incorporating E&S risk management requirements within their operations.

We recognize the importance of E&S risk management practices and processes and are committed to regular and transparent disclosures. Global practices in the identification, assessment and management of climate-related risks and opportunities are rapidly evolving. We are working to advance our climate risk measurement, management, monitoring and reporting capabilities and to advance our understanding of the impact climate-related risks may have on our business and our clients’ businesses. The TCFD Disclosure section below discusses our participation in climate initiatives and industry working groups. In addition, as a signatory to the Equator Principles (EP), we report annually on projects assessed according to the EP framework. RBC Global Asset Management (GAM)1 and BlueBay Asset Management LLP are signatories to the United Nations Principles for Responsible Investment (UN PRI) and report annually on their responsible investment activities to the UN PRI. RBC Europe Limited (RBCEL), a wholly owned subsidiary of the bank, is a member of the Green Bond Principles and reports annually on its green bond underwriting activities. Our annual ESG Performance Report provides disclosure on our approach and performance towards addressing significant E&S and human rights issues. We published our Human Rights Position Statement in October 2020, recognizing the need to consider human rights impacts in our business activities. The Human Rights Position Statement sets out our commitment to respect internationally-recognized human rights in line with the United Nations Guiding Principles on Business and Human Rights. We also publish an annual Modern Slavery Act Statement, which sets out the policies and processes that are in place to prevent slavery and human trafficking from taking place in our operations and supply chains, and climate-related disclosures that consider the recommendations of the FSB’s Task Force on Climate-related Financial Disclosures (TCFD).

We also continue to explore opportunities to expand the products and services we provide to respond to the evolving ESG landscape, help our clients navigate the transition to a net-zero economy, and advance their sustainability strategies. The TCFD Disclosure section below discusses a number of products and services that we provide to respond to climate-related opportunities and these offerings also often address broader ESG-related considerations.

[1]	RBC GAM includes the following affiliates: BlueBay Asset Management LLP (BlueBay), RBC Global Asset Management Inc. (including Phillips, Hager & North Investment Management), RBC Global Asset Management (U.S.) Inc., RBC Global Asset Management (UK) Limited, and RBC Global Asset Management (Asia) Limited, which are separate, but affiliated subsidiaries of RBC.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            97

TCFD Disclosure

Governance

The Board of Directors and its Committees oversee senior management, who is responsible for managing E&S risks and opportunities, which include climate change. The Board provides oversight of our strategic approach to climate change and our E&S risks, which includes how we manage climate-related risks and opportunities. Each of the four Committees of the Board, the Risk Committee, the Governance Committee, the Audit Committee and the Human Resources Committee, have oversight of climate-related risks and opportunities that are specific to their respective oversight responsibilities. The Board reviewed our updated climate strategy, RBC’s Climate Blueprint, in February 2021. The Board and its Committees also received reports on a range of climate change-related issues, which included our climate change strategy, climate risks including physical and transition risk in our enterprise-wide stress testing, measurement and reporting of emissions, the regulatory landscape and regulatory initiatives, increasing stakeholder focus, as well as our engagement with stakeholders. We have established a Climate Strategy Steering Committee and a Climate Strategy & Governance Team, focused on providing enterprise-wide strategic direction on advancing our understanding and developing strategies to address climate-related risks and opportunities for us and our clients. GRM has senior executive representation on the Climate Strategy Steering Committee and also has a dedicated E&S risk team that develops approaches to identify, assess, monitor and report on climate-related risks, as appropriate.

Strategy

We recognize we have a role to play in accelerating the transition to a net-zero economy and mitigating the risks associated with climate change. Our RBC Climate Blueprint outlines our climate strategy and includes our commitment to net-zero emissions in our lending by 2050, beginning with measuring and reporting our financed emissions for key sectors. Our enterprise strategy for addressing climate-related opportunities includes supporting our clients in the net-zero transition, advancing our capabilities in climate risk measurement and management, reducing emissions from our own operations, speaking up for smart climate solutions, and investing in technology to address complex environmental challenges. RBC GAM published its approach to climate change that lays out its commitments and actions related to climate change.

We are working to develop products, solutions and advice to assist our clients as they transition to a net-zero economy. In 2021, we committed to achieving $500 billion in sustainable financing by 2025, and we issued a 5-year US$750 million green bond, our second green bond offering and our first issuance through our Sustainable Bond Framework which was launched in 2020. Our participation in the rapidly evolving sustainable finance and green bond market helps to enable and advance the net-zero transition.

We are active participants in industry groups that support the development of strategies and plans to transition to a net-zero economy. In 2021:

•	We joined the Partnership for Carbon Accounting Financials (PCAF) and have begun work to measure and report our financed emissions for key sectors.
•	We joined RMI’s Center for Climate-Aligned Finance to convene stakeholders and advance progress on sector-based decarbonisation pathways.
•	We pledged to join the Net-Zero Banking Alliance (NZBA) as part of a global, industry-led initiative to accelerate and support efforts to address climate change.

Risk Management

We regard climate risk as a transverse risk, which impacts all the other risk categories for which we have established limits, and requires us to consider how financial and non-financial factors may impact us and our clients. We initially identified climate change as an emerging risk in 2017 and, as such, our approach to managing it is reported on a regular basis to senior management and to the Risk Committee of the Board. We define climate risk as risk related to the transition to a net-zero economy (transition risk) and risk related to the physical impacts of climate change (physical risk), which includes both chronic and acute risks. We continue to advance our capabilities and approach to climate risk management:

•	We conduct portfolio, client and scenario analyses to assess our exposure to, and the impact of, climate-related risks.
•

We participated in a climate scenario analysis pilot project with the Bank of Canada and OSFI to build our climate scenario analysis knowledge and understanding of our potential exposure to climate-related transition risks.

•	We have committed to refining our climate risk appetite and setting interim reduction goals on our path to net-zero emissions in our lending by 2050.
•

We are building out climate-related scenario analysis and stress testing capabilities. As part of our annual stress testing and analysis, we incorporated components of climate risk through transition and physical risk stresses and assessed its impact on our key portfolios.

•

With the potential for climate risk to translate to increased credit risk, we have done work to identify those sectors within our wholesale portfolio that are most affected by physical and transition risk, which allows us to better focus ongoing monitoring of climate risk.

As with risk appetite, as we continue to develop our climate risk measurement capabilities this will inform the steps we take to further the implementation of climate-related risk limits and advance the integration of climate risks into our policies and procedures.

98             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

We may be exposed to climate risk through emerging regulatory and legal requirements, disruptions to our operations and services, and the products and services we provide to our clients. Both we and our clients may also be exposed to climate risk through technological and societal change and market forces, in addition to the factors outlined above. Additionally, we and our clients may also be vulnerable to physical climate risk. We regularly review the risks that we face and reflect on those that affect our clients, considering:

Emerging regulatory and legal requirements

•  Climate change regulations, frameworks, and guidance that apply to banks, insurers and asset managers are rapidly evolving. Several central banks and regulators have taken steps towards introducing or have already introduced rules to address the financial and economic risks of climate change. As regulations and formal requirements evolve, we will monitor such developments and update our risk management practices and disclosures as necessary.

•  For clients in RBC’s Corporate Client Group and Capital Markets that are in sectors categorized as high environmental risk, such as those in carbon-intensive sectors, we evaluate whether clients have assessed and quantified the regulatory impacts of climate change as part of our due diligence and risk assessment process.

Disruptions to operations and client services

•  We identify properties that we lease or own, which contain business processes and supporting applications that require enhanced facility infrastructure to mitigate site disruptions, such as those caused by extreme weather events. We classify critical environment sites based on our business risk tolerance for site-specific downtime and, among other things, site location, power supply, exposure to flooding, geological stability and other hazards.

•  We take steps to mitigate and adapt to climate change through our building design and our purchasing decisions.

•  As required, we assess the impact of climate-related events (e.g., floods, hurricanes) on our businesses and client operations.

Products and services we provide

•  We maintain a diversified lending portfolio, which improves our resilience to geographic or sectoral downturns and minimizes concentrations of credit exposure.

•  Each business segment is responsible for identifying material climate-related risks and opportunities, which are integrated into risk management processes as necessary.

•  We deliver advice and solutions to our clients to support their transition to a net-zero economy and the advancement of their sustainability strategies. For example, we provide sustainable finance products such as green, social and sustainability bond underwriting, sustainability-linked bonds and loans as well as advisory services to integrate ESG factors for companies that are in the pre-initial public offering or pre-acquisition stage. In addition, our offerings include ESG-integrated investment solutions, structured products, carbon trading services, ESG research and thought leadership.

•  RBC GAM integrates material environmental, social and governance (ESG) factors in its investment processes to help mitigate risk and/or enhance long-term, risk-adjusted returns.

•  RBC Insurance® (through its insurance agency) sells property and casualty insurance products that are underwritten and insured by Aviva Canada Inc. As such, RBC Insurance is not directly exposed to climate-related risks associated with these products. The property and casualty insurance industry as a whole has exposure to longer-term shifts in climate patterns, such as rising temperatures and hurricanes, which may indirectly impact our Insurance business results. We are working to advance our understanding of the impact of acute and longer term weather events on travel insurance, and for life and health insurance products sold to group/business clients.

Metrics & Targets

We have committed to net-zero emissions in our lending by 2050 and also have commitments associated with financing, investments, risk management and carbon reduction in our operations, research, partnerships, and philanthropy. Performance is reported on in our annual TCFD Report and in the RBC GAM TCFD Report. The first RBC GAM TCFD report was published in April 2021. We have commenced efforts to measure our financed emissions in accordance with the PCAF methodology. As a signatory to the Carbon Disclosure Project, we have publicly reported climate-related data since 2003, including multi-year data in accordance with the Greenhouse Gas (GHG) Protocol. We also receive third-party limited assurance on our energy and emissions metrics.

Other factors

Other factors that may affect our results include changes in government trade policy, changes in accounting standards and their effect on our accounting policies, estimates and judgments, currency and interest rate movements in Canada, the U.S., and other jurisdictions in which we operate or conduct business, changes to our credit ratings, the timely and successful development of new products and services, technological changes, effective design, implementation and execution of processes and their associated controls, fraud by internal and external parties, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments and our success in anticipating and managing the associated risks.

We caution that the foregoing discussion of risk factors, many of which are beyond our control, is not exhaustive and other factors could also affect our results.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            99

Capital management

We actively manage our capital to maintain strong capital ratios and high ratings while providing strong returns to our shareholders. In addition to the regulatory requirements, we consider the expectations of credit rating agencies, depositors and shareholders, as well as our business plans, stress tests, peer comparisons and our internal capital ratio targets. Our goal is to optimize our capital usage and structure, and to provide support for our business segments and clients. We also aim to generate optimal returns for our shareholders, while protecting depositors and creditors.

Capital management framework

Our capital management framework establishes policies and processes for defining, measuring, raising and investing all forms of capital in a coordinated and consistent manner. It sets our overall approach to capital management, including guiding principles and roles and responsibilities relating to capital adequacy and transactions, dividends, solo capital and management of RWA and leverage ratio exposures. We manage and monitor capital from several perspectives, including regulatory capital and solo capital.

Our capital planning process is dynamic and involves various teams including Finance, Corporate Treasury, GRM, Economics and our businesses, and covers internal capital ratio targets, potential capital transactions as well as projected dividend payouts and share repurchases. This process considers our business operating plans, enterprise-wide stress testing and Internal Capital Adequacy Assessment Process (ICAAP), regulatory capital changes and requirements, accounting changes, internal capital requirements, rating agency metrics and solo capital.

Our capital plan is established on an annual basis and is aligned with the management actions included in the annual business operating plan, which includes forecast growth in assets and earnings taking into account our business strategies, the projected market and economic environment, and peer positioning. This includes incorporating potential capital transactions based on our projected internal capital generation, business forecasts, market conditions and other developments, such as accounting and regulatory changes that may impact capital requirements. All of the components in the capital plan are monitored throughout the year and are revised as deemed appropriate.

Our enterprise-wide stress testing and annual ICAAP processes provide key inputs for capital planning, including setting internal capital ratio targets. The stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of financial impacts and capital requirements, which in turn facilitate the planning of mitigating actions to absorb adverse events. ICAAP assesses capital adequacy and requirements covering all material risks, with a cushion for plausible contingencies. In accordance with OSFI guidelines, major components of our ICAAP process include comprehensive risk assessment, stress testing, capital assessment and planning, Board and senior management oversight, monitoring and reporting and internal control review.

Our internal capital targets are established to maintain robust capital positions in excess of OSFI’s Basel III regulatory targets. The results of our enterprise-wide stress testing and ICAAP processes are incorporated into the OSFI Capital Buffers, D-SIB/Globally Systemically Important Banks (G-SIB) surcharge, and Domestic Stability Buffer (DSB), with a view to ensure that the bank has adequate capital to underpin risks and absorb losses under all plausible stress scenarios, including the COVID-19 pandemic, given our risk profile and appetite. In addition, we include a discretionary cushion on top of OSFI’s regulatory targets to reflect our risk appetite, our forecasts of potential negative downturns and to maintain our capital strength for forthcoming regulatory and accounting changes, peer comparatives, rating agencies sensitivities and solo capital level.

The Board is responsible for the ultimate oversight of capital management, including the annual review and approval of the capital plan. ALCO and Group Executive (GE) share responsibility for capital management and receive regular reports detailing our compliance with approved limits and guidelines. The Audit and Risk Committees jointly approve the ICAAP process.

Basel III

Our consolidated regulatory capital requirements are determined by guidelines issued by OSFI, which are based on the minimum Basel III capital ratios adopted by the BCBS.

Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the IRB Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We adopted the Basel III IRB approach to calculate credit risk capital for consolidated regulatory reporting purposes. While the majority of our credit risk exposures are reported under the Basel III IRB Approach for regulatory capital purposes, certain portfolios continue to use the Basel III Standardized Approach for credit risk (for example, our Caribbean Banking operations and City National). For consolidated regulatory reporting of market risk capital, we use both the Internal Models-based and Standardized Approaches, and for consolidated regulatory reporting of operational risk capital we use the Standardized Approach. We determine our regulatory leverage ratio based on OSFI’s Leverage Requirements (LR) Guideline, which reflects the BCBS Basel III leverage ratio requirements.

100             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

All federally regulated banks with a Basel III leverage ratio total exposure exceeding €200 billion at their financial year-end are required, at a minimum, to publicly disclose in the first quarter following their year-end, the twelve indicators used in the G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks’ potential global systemic importance and data quality. The FSB publishes an updated list of G-SIBs annually. On November 23, 2021, we were re-designated as a G-SIB by the FSB. This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the D-SIB requirement.

On April 18, 2018, OSFI released its final guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canadian D-SIBs as part of the Federal Government’s Bail-in regime. The guideline is consistent with the TLAC standard released on November 9, 2015 by the FSB for institutions designated as G-SIBs, but tailored to the Canadian context. The TLAC requirement is intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guideline.

TLAC requirements established two minimum standards, which are required to be met effective November 1, 2021: the risk-based TLAC ratio, which builds on the risk-based capital ratios described in the Capital Adequacy Requirements (CAR) guideline, and the TLAC leverage ratio, which builds on the leverage ratio described in OSFI’s LR guideline. As at October 31, 2021, our TLAC ratio of 25.7% was above the minimum TLAC ratio requirement of 24%, which includes the DSB requirement of 2.5% mentioned below, and our TLAC leverage ratio of 8.6% was above the minimum requirement of 6.75%. We do not anticipate any challenges in complying with these requirements.

OSFI requires all D-SIBs to publicly disclose their Pillar 2 DSB as part of their quarterly disclosures, similar to other current capital-related disclosure requirements. The level of the Pillar 2 buffer ranges between 0% and 2.5% of the entity’s total RWA for each of the six systemically important banks in Canada. The DSB requirements must be met at the CET1 capital level. OSFI undertakes a review of the DSB on a semi-annual basis, in June and December, and will publicly announce any changes at that time. However, on March 13, 2020, OSFI announced a decrease in the DSB from 2.25% to 1.0% of total RWA, with the buffer decrease effective immediately, in response to the disruption related to the COVID-19 pandemic and in support of the banks’ ability to supply additional credit to the economy. At that time, OSFI also committed to not increasing the DSB for a period of 18 months and also announced its expectation that all banks should not increase their dividend payments and should stop any share buybacks. On June 17, 2021, OSFI announced an increase in the DSB from 1.0% to 2.5% of total RWA effective October 31, 2021. The 2.5% reflects the highest DSB requirement under OSFI capital requirements. On November 4, 2021, OSFI announced that banks are permitted to increase their dividend payments and to execute share buybacks, once approved.

In Q2 2020, OSFI announced a series of regulatory adjustments and guidance to support the financial and operational resilience of the banking sector in response to the ongoing COVID-19 pandemic, and continues, as needed, to release regulations implementing, clarifying, updating or unwinding certain aspects or requirements. Such measures and guidance include:

•	Regulatory adjustments to RWA, including temporary measures to reduce stressed VaR multipliers from three to one and the permanent exclusion of Funding Valuation Adjustment hedges from market risk.
¡	Effective May 1, 2021, OSFI unwound the temporary measures to reduce SVaR multipliers, requiring banks to revert to pre-pandemic levels.
•

Modifications for increases in expected credit loss provisions on CET1 capital by applying a 70% after-tax exclusion rate for growth in Stage 1 and Stage 2 allowances between Q1 2020 and the respective quarters of fiscal 2020. The exclusion rate was reduced to the current 50% in fiscal 2021 and will be reduced to 25% in fiscal 2022. These modifications are not available for a financial institution’s IRB portfolio in any quarter in which the financial institution has a shortfall in allowances.

•	Exclusion of central bank reserves and sovereign-issued securities that qualify as HQLA from leverage ratio exposure amounts until December 31, 2021.
¡

On August 12, 2021, OSFI announced that the exclusion of sovereign-issued securities that qualify as HQLA from the leverage ratio exposure measure will not extend beyond December 31, 2021 and that central bank reserves will continue to be excluded from the leverage ratio exposure measure.

•

Reduction in the current regulatory capital floor for financial institutions using the IRB approach from 75% to 70% of RWA under the SA. The reduced floor factor will remain in place until the adoption of the Basel III reforms.

In relation to the relief programs launched by both the Canadian and U.S. federal governments and described in the Impact of COVID-19 pandemic section of this 2021 Annual Report, OSFI has provided guidance on the associated capital treatment of these programs:

•	Loans issued under the CEBA program are to be excluded from risk-based capital and leverage ratios as they are fully guaranteed by the government.
•

Risk-weighting for both the guaranteed and unsecured portion of loans issued as part of the EDC BCAP Guarantee program, as well as for the BDC Highly Affected Sectors Credit Availability Program (HASCAP), should be in accordance with existing regulatory guidelines. The full amount of these loans are required to be included in the leverage ratio calculation.

•	Risk-based capital and leverage ratio calculations should reflect only the financial institutions’ own proportion of new loans issued under the BDC lending programs.
•	Exclusion of exposures acquired through the Paycheck Protection Program (PPP) instituted by the U.S. government from RWA and leverage exposure amounts.

OSFI has assessed and will continue to assess the need for these relief measures. We have incorporated the above adjustments and guidance, as applicable, into our results and in our ongoing capital planning activities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            101

The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital and leverage requirements imposed by OSFI:

Basel III – OSFI regulatory targets	Table 64

Basel III capital and leverage ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at October 31, 2021	Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at October 31, 2021
	Minimum	Capital Buffers (1)	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (2)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (2)
Common Equity Tier 1	4.5%	2.5%	7.0%	1.0%	8.0%	13.7%	2.5%	10.5%
Tier 1 capital	6.0%	2.5%	8.5%	1.0%	9.5%	14.9%	2.5%	12.0%
Total capital	8.0%	2.5%	10.5%	1.0%	11.5%	16.7%	2.5%	14.0%
Leverage ratio	3.0%	n.a.	3.0%	n.a.	3.0%	4.9%	n.a.	3.0%

(1)	The capital buffers include the capital conservation buffer and the countercyclical capital buffer as prescribed by OSFI.
(2)	A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital.
(3)	The DSB was increased from 1.0% to 2.5% of total RWA effective October 31, 2021.
n.a.	not applicable

Regulatory capital, RWA and capital ratios

Under Basel III, regulatory capital consists of CET1, Additional Tier 1 and Tier 2 capital.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III include full deductions of certain items and additional capital components that are subject to threshold deductions.

Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and limited recourse capital notes (LRCNs) that meet certain criteria. Tier 2 capital primarily includes subordinated debentures that meet certain criteria and certain loan loss allowances. Total capital is defined as the sum of Tier 1 and Tier 2 capital. Preferred shares, LRCNs, and subordinated debentures issued after January 1, 2013 require Non-viability contingent capital (NVCC) features to be included into regulatory capital. NVCC requirements ensure that non-common regulatory capital instruments bear losses before banks seek government funding.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by total RWA.

The following chart provides a summary of the major components of CET1, Additional Tier 1 and Tier 2 capital.

(1)	In accordance with OSFI’s regulatory adjustments announced in Q2 2020, and as discussed above, includes capital modifications associated with Stage 1 and 2 allowances which were subject to a 50% after-tax exclusion rate in fiscal 2021 that will be reduced to 25% in fiscal 2022.
(2)	First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.
(3)	Non-significant investments are subject to certain CAR criteria that drive the amount eligible for deduction.

102             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

The following tables provide details on our regulatory capital, RWA, and capital and leverage ratios. Our capital position remains strong and our capital and leverage ratios remain well above OSFI regulatory targets:

Regulatory capital, risk-weighted assets (RWA) and capital and leverage ratios	Table 65

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2021	October 31 2020
Capital (1)
CET1 capital	$75,583	$68,082
Tier 1 capital	82,246	74,005
Total capital	92,026	84,928
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$444,142	$448,821
Market risk	34,806	27,374
Operational risk	73,593	70,047
Total RWA	$552,541	$546,242
Capital ratios and Leverage ratio (1)
CET1 ratio	13.7%	12.5%
Tier 1 capital ratio	14.9%	13.5%
Total capital ratio	16.7%	15.5%
Leverage ratio	4.9%	4.8%
Leverage ratio exposure (billions)	$1,662	$1,553

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline as updated in accordance with the regulatory guidance issued by OSFI in response to the COVID-19 pandemic. Both the CAR guideline and LR guideline are based on the Basel III framework.

Regulatory capital	Table 66

	As at
(Millions of Canadian dollars)	October 31 2021	October 31 2020
CET1 capital: instruments and reserves and regulatory adjustments
Directly issued qualifying common share capital (and equivalent for non-joint stock companies) plus related stock surplus	$17,887	$17,732
Retained earnings	71,563	59,573
Accumulated other comprehensive income (and other reserves)	2,533	3,414
Directly issued capital subject to phase out from CET1 (only applicable to non-joint stock companies)	–	–
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	11	12
Regulatory adjustments applied to CET1 under Basel III	(16,411)	(12,649)
Common Equity Tier 1 capital (CET1)	$75,583	$68,082

Additional Tier 1 capital: instruments and regulatory adjustments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	$6,661	$5,921
Directly issued capital instruments to phase out from Additional Tier 1	–	–
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	2	2
Regulatory adjustments applied to Additional Tier 1 under Basel III	–	–
Additional Tier 1 capital (AT1)	$6,663	$5,923
Tier 1 capital (T1 = CET1 + AT1)	$82,246	$74,005

Tier 2 capital: instruments and provisions and regulatory adjustments
Directly issued qualifying Tier 2 instruments plus related stock surplus	$8,443	$9,049
Directly issued capital instruments subject to phase out from Tier 2	448	488
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	26	29
Collective allowance	863	1,357
Regulatory adjustments applied to Tier 2 under Basel III	–	–
Tier 2 capital (T2)	$9,780	$10,923

Total capital (T1 + T2)	$92,026	$84,928

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            103

2021 vs. 2020

(1)	Represents rounded figures.
(2)	Internal capital generation of $9.6 billion which represents Net income available to shareholders, less common and preferred share dividends and distributions on other equity instruments.

Our CET1 ratio was 13.7%, up 120 bps from last year, mainly reflecting internal capital generation, partially offset by higher RWA and the impact of lower capital modification related to eligible Stage 1 and Stage 2 allowances.

Our Tier 1 capital ratio of 14.9% was up 140 bps, reflecting the factors noted above under the CET1 ratio. Our Tier 1 ratio was also positively impacted by the issuance of LRCNs, partially offset by the redemption of preferred shares.

Our Total capital ratio of 16.7% was up 120 bps, reflecting the factors noted above under the Tier 1 capital ratio.

Our Leverage ratio of 4.9% was up 10 bps, mainly reflecting internal capital generation and the issuance of LRCNs, partially offset by growth in leverage exposures, the redemption of preferred shares and the impact of lower capital modification as noted above under the CET1 ratio.

Leverage exposures increased by $109 billion mainly driven by business growth in loans, interest-bearing deposits with banks, securities, undrawn commitments, repo-style transactions and derivatives, partially offset by the impact of foreign exchange translation and higher regulatory modifications for central bank reserves and sovereign-issued securities qualifying as HQLA.

Basel III RWA

OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and where they have significant trading activity, market risk. RWA is calculated for each of these risk types and added together to determine total RWA. In addition, a minimum capital floor requirement must be maintained as prescribed under OSFI’s CAR guidelines which is currently set to 70% of RWA as calculated under current Basel III standardized credit risk and market risk approaches as defined in the CAR guidelines. If the capital requirement is less than the required threshold, a floor adjustment to RWA must be applied to the reported RWA as prescribed by OSFI CAR guidelines.

104             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Total risk-weighted assets	Table 67

	2021						2020
		Average of risk- weights (2)	Risk-weighted assets
As at October 31 (Millions of Canadian dollars, except percentage amounts)	Exposure (1)		Standardized approach	Advanced approach	Other	Total	Total
Credit risk
Lending-related and other
Residential mortgages	$328,787	8%	$9,975	$16,768	$–	$26,743	$24,604
Other retail	356,586	20%	6,548	65,089	–	71,637	60,544
Business	400,607	50%	58,233	142,320	–	200,553	218,803
Sovereign	325,994	4%	3,640	10,772	–	14,412	15,371
Bank	26,231	18%	1,728	3,028	–	4,756	5,228
Total lending-related and other	$1,438,205	22%	$80,124	$237,977	$–	$318,101	$324,550
Trading-related
Repo-style transactions	$962,491	1%	$54	$9,415	$68	$9,537	$9,496
Derivatives	104,524	41%	2,049	21,882	18,446	42,377	42,917
Total trading-related	$1,067,015	5%	$2,103	$31,297	$18,514	$51,914	$52,413
Total lending-related and other and trading-related	$2,505,220	15%	$82,227	$269,274	$18,514	$370,015	$376,963
Bank book equities	3,951	139%	-	5,474	–	5,474	4,931
Securitization exposures	63,617	16%	5,069	5,259	–	10,328	11,489
Regulatory scaling factor	n.a.	n.a.	n.a.	16,485	–	16,485	17,385
Other assets	29,753	141%	n.a.	n.a.	41,840	41,840	38,053
Total credit risk	$2,602,541	17%	$87,296	$296,492	$60,354	$444,142	$448,821
Market risk
Interest rate			$2,760	11,620	–	14,380	$7,841
Equity			1,822	2,356	–	4,178	3,628
Foreign exchange			2,524	559	–	3,083	2,917
Commodities			692	70	–	762	287
Specific risk			5,532	2,069	–	7,601	5,985
Incremental risk charge			–	4,802	–	4,802	6,716
Total market risk			$13,330	$21,476	$–	$34,806	$27,374
Operational risk			$73,593	–	n.a.	$73,593	$70,047
Total risk-weighted assets	$2,602,541		$174,219	$317,968	$60,354	$552,541	$546,242

(1)	Total exposure represents EAD which is the expected gross exposure upon the default of an obligor. This amount is before any allowance against impaired loans or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(2)	Represents the average of counterparty risk weights within a particular category.
n.a.	not applicable

2021 vs. 2020

During the year, RWA was up $6 billion, mainly reflecting business growth in wholesale lending, including loan underwriting commitments, client-driven trading activity, residential mortgages and personal lending. These factors were partially offset by the net impact of models and methodology updates, the impact of foreign exchange translation and net credit migration in wholesale and retail portfolios. The models and methodology updates mainly include recalibration of the probability of default parameters in our wholesale portfolio, partially offset by an increase in SVaR multipliers reflecting the unwinding of temporary measures introduced by OSFI in response to the COVID-19 pandemic and transitional methodology changes to the securitization framework. The impact of foreign exchange translation on RWA is largely mitigated with economic hedges in our CET1 ratio.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            105

Selected capital management activity

Selected capital management activity	Table 68

	For the year ended October 31, 2021

(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		1,326	$100
Issuance of LRCN Series 2 (2), (3), (4)	November 2, 2020	1,250	1,250
Redemption of preferred shares, Series BK (3), (4)	May 24, 2021	(29,000)	(725)
Issuance of LRCN Series 3 (2), (3), (4)	June 8, 2021	1,000	1,000
Redemption of preferred shares, Series BM (3), (4)	August 24, 2021	(30,000)	(750)

Tier 2 capital
Redemption of January 20, 2026 subordinated debentures (4), (5)	January 20, 2021		$(1,500)
Issuance of January 28, 2033 subordinated debentures (4), (5)	January 28, 2021		1,000
Redemption of September 29, 2026 subordinated debentures (4), (5)	September 29, 2021		(1,000)
Issuance of November 3, 2031 subordinated debentures (4), (5)	October 14, 2021		1,750

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	For the LRCNs, the number of shares represent the number of notes issued.
(3)	For further details, refer to Note 19 of our 2021 Annual Consolidated Financial Statements.
(4)	NVCC instruments.
(5)	For further details, refer to Note 18 of our 2021 Annual Consolidated Financial Statements.

On February 27, 2020, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares. This NCIB expired on March 1, 2021, with 0.4 million common shares repurchased and cancelled at a cost of $39 million. In accordance with OSFI’s announcement on March 13, 2020 of its expectation that share buybacks be stopped, we ceased the repurchase of our common shares effective March 13, 2020.

As at October 31, 2021, we did not have an active NCIB. When we do have an active NCIB, we determine the amount and timing of purchases under an NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is the prevailing market price at the time of acquisition.

On November 2, 2020, we issued $1,250 million of LRCN Series 2, at a price per note of $1,000. The LRCN Series 2 bear interest at a fixed rate of 4.0% per annum until February 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 3.617% until maturity on February 24, 2081.

On January 20, 2021, we redeemed all $1,500 million of our outstanding NVCC 3.31% subordinated debentures due on January 20, 2026 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

On January 28, 2021, we issued $1,000 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 1.67% per annum until January 28, 2028, and at the three-month Canadian Dollar Offered Rate plus 0.55% thereafter until their maturity on January 28, 2033.

On May 24, 2021, we redeemed all 29 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BK at a price of $25 per share.

On June 8, 2021, we issued $1,000 million of LRCN Series 3, at a price per note of $1,000. The LRCN Series 3 bear interest at a fixed rate of 3.65% per annum until November 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 2.665% until maturity on November 24, 2081.

On August 24, 2021, we redeemed all 30 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BM at a price of $25 per share.

On September 29, 2021, we redeemed all $1,000 million of our outstanding NVCC 3.45% subordinated debentures due on September 29, 2026 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

On October 14, 2021, we issued $1,750 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 2.14% per annum until November 3, 2026, and at the three-month Canadian Dollar Offered Rate plus 0.61% thereafter until their maturity on November 3, 2031.

On November 5, 2021, we issued 750 thousand of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BT to certain institutional investors at a price of $1,000 per share.

Dividends

Our common share dividend policy reflects our earnings outlook, payout ratio objective and the need to maintain adequate levels of capital to support business plans. In 2021, our dividend payout ratio was 39%. Common share dividends paid during the year were $6 billion. In accordance with OSFI’s announcement on March 13, 2020 of its expectation that all banks should not increase their dividend payment, we did not increase our dividend payments in fiscal 2021. OSFI lifted this restriction on November 4, 2021.

106             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Selected share data (1)	Table 69

	2021				2020

(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share		Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,425,187	$17,728		$4.32	1,423,861	$17,628		$4.29
Treasury shares – common shares (2)	(662)	(73)			(1,388)	(129)
Common shares outstanding	1,424,525	$17,655			1,422,473	$17,499
Stock options and awards
Outstanding	7,653				7,735
Exercisable	3,273				3,314
Available for grant	5,847				7,082
First preferred shares issued
Non-cumulative Series AZ (3), (4)	20,000	$500		$0.93	20,000	$500		$0.93
Non-cumulative Series BB (3), (4)	20,000	500		0.91	20,000	500		0.91
Non-cumulative Series BD (3), (4)	24,000	600		0.80	24,000	600		0.85
Non-cumulative Series BF (3), (4)	12,000	300		0.75	12,000	300		0.90
Non-cumulative Series BH (4)	6,000	150		1.23	6,000	150		1.23
Non-cumulative Series BI (4)	6,000	150		1.23	6,000	150		1.23
Non-cumulative Series BJ (4)	6,000	150		1.31	6,000	150		1.31
Non-cumulative Series BK (3), (4), (5)	–	–		0.69	29,000	725		1.38
Non-cumulative Series BM (3), (4), (5)	–	–		1.03	30,000	750		1.38
Non-cumulative Series BO (3), (4)	14,000	350		1.20	14,000	350		1.20
Non-cumulative Series C-2 (6)	15	23	US$	67.50	15	23	US$	67.50
Other equity instruments issued
Limited recourse capital notes Series 1 (3), (4), (7), (8)	1,750	1,750		4.50%	1,750	1,750		4.50%
Limited recourse capital notes Series 2 (3), (4), (7), (8)	1,250	1,250		4.00%	–	–		–
Limited recourse capital notes Series 3 (3), (4), (7), (8)	1,000	1,000		3.65%	–	–		–
Preferred shares and other equity instruments issued	112,015	$6,723			168,765	$5,948
Treasury instruments – preferred shares and other equity instruments (2)	(164)	(39)			(2)	(3)
Preferred shares and other equity instruments outstanding	111,851	$6,684			168,763	$5,945
Dividends on common shares		$6,158				$6,111
Dividends on preferred shares and distributions on other equity instruments (9)		257				268

(1)	For further details about our capital management activity, refer to Note 19 of our 2021 Annual Consolidated Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	On May 24, 2021, we redeemed all 29 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BK at a price of $25 per share. On August 24, 2021, we redeemed all 30 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BM at a price of $25 per share.
(6)	Represents 615,400 depositary shares relating to preferred shares Series C-2. Each depositary share represents one-fortieth interest in a share of Series C-2.
(7)	For LRCNs, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(8)	In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR); and in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of First Preferred Shares Series BS (Series BS). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure. For further details, refer to Note 19 of our 2021 Annual Consolidated Financial Statements.
(9)	Excludes distributions to non-controlling interests.

As at November 26, 2021, the number of outstanding common shares was 1,424,669,359, net of treasury shares held of 609,742, and the number of stock options and awards was 7,549,006.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at October 31, 2021, which were the preferred shares Series AZ, BB, BD, BF, BH, BI, BJ, BO, LRCN Series 1, LRCN Series 2, LRCN Series 3 and subordinated debentures due on January 27, 2026, July 25, 2029, December 23, 2029, June 30, 2030, January 28, 2033, and November 3, 2031 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 4,057 million common shares, in aggregate, which would represent a dilution impact of 74.01% based on the number of common shares outstanding as at October 31, 2021.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            107

Attributed capital

Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. For Insurance, the allocation of capital is based on fully diversified economic capital. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors.

The calculation and attribution of capital involves a number of assumptions and judgments by management which are monitored to ensure that the regulatory capital framework remains comprehensive and consistent. The models are benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals.

For additional information on the risks highlighted below, refer to the Risk management section.

(1)	RWA amount represents period-end spot balances. Attributed Capital represents average balances.
(2)	Other includes (a) non-Insurance segments: equity required to underpin Basel III regulatory capital deductions other than Goodwill and other intangibles as well as capital modifications for expected loss provisioning and (b) Insurance segment: equity required to underpin risks associated with business, fixed assets and insurance risks.
(3)	Insurance RWA represents our investments in the insurance subsidiaries capitalized at the regulatory prescribed rate as required under OSFI CAR guideline.

Other considerations affecting capital

Capital treatment for equity investments in other entities is determined by a combination of accounting and regulatory guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

•	Consolidation: entities which we control are consolidated on our Consolidated Balance Sheets.
•

Deduction: certain holdings are deducted from our regulatory capital. These include all unconsolidated “substantial investments,” as defined by the Bank Act (Canada) in the capital of financial institutions, as well as all investments in insurance subsidiaries.

•	Risk-weighting: equity investments that are not deducted from capital are risk-weighted at a prescribed rate for determination of capital charges.

Regulatory capital approach for securitization exposures

Our securitization regulatory capital approach reflects Chapter 7 of OSFI’s CAR guidelines. For our securitization exposures, we use an internal assessment approach (IAA) for exposures related to our ABCP business, and as per regulatory guidelines for other securitization exposures we use a combination of approaches including an external ratings based approach, an IRB approach and a standardized approach.

While our IAA rating methodologies are based in large part on criteria that are published by External Credit Assessment Institutions (ECAIs) such as S&P and therefore are similar to the methodologies used by these institutions, they are not identical. Our ratings process includes a comparison of the available credit enhancement in a securitization structure to a stressed level of projected losses. The stress level used is determined by the desired risk profile of the transaction. As a result, we stress the cash flows of a given transaction at a higher level in order to achieve a higher rating. Conversely, transactions that only pass lower stress levels achieve lower ratings.

108             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Most of the other securitization exposures (non-ABCP) carry external ratings and we use the external rating for determining the proper capital allocation for these positions. We periodically compare our own ratings to ECAIs ratings to ensure that the ratings provided by ECAIs are reasonable.

GRM is responsible for providing risk assessments for capital purposes in respect of all our banking book exposures. GRM is independent of the business originating the securitization exposures and performs its own analysis, sometimes in conjunction with but always independent of the applicable business. GRM has developed asset class specific criteria guidelines which provide the rating methodologies for each asset class. The guidelines are reviewed periodically and are subject to the ratings replication process mandated by Pillar I of the Basel rules.

Regulatory developments

Basel III reforms

On March 11, 2021, OSFI launched industry consultations on the adoption of the BCBS Basel III reforms into its existing Capital Adequacy Requirements, Leverage Requirements and Liquidity Adequacy Requirements Guidelines and related Pillar 3 disclosure requirements. While adopting the international standards, OSFI is also tailoring requirements for the Canadian market. On November 29, 2021, OSFI announced a one quarter implementation delay of its adoption timeline for these reforms to April 30, 2023.

On June 18, 2021, OSFI launched an industry consultation on proposed regulatory changes to the treatment of credit valuation adjustments (CVA) and market risk hedges of other valuation adjustments of over-the-counter derivatives referred to as XVA. The proposed changes are a continuation of OSFI’s aforementioned industry consultation announced in March 2021 to incorporate the latest and final round of Basel III reforms into its capital, leverage and related disclosure guidelines for banks. These revised guidelines will be effective in Q1 2024.

On November 11, 2021, BCBS finalized the disclosure requirements for the Minimum capital requirements for market risk standards published in January 2019. OSFI has not yet released their disclosure requirements; however, OSFI requires implementation of the Minimum capital requirements for market risk standards in Q1 2024.

We expect to continue to engage with OSFI on the domestic implementation of the Basel III reforms and are taking appropriate steps to ensure required adoption readiness based on guidance provided to date.

Global systemically important banks (G-SIBs)

On August 13, 2021, OSFI released revised G-SIB disclosure requirements which take into consideration the 2022 revised G-SIB assessment methodology incorporating a new trading volume indicator and inclusion of insurance activities for certain indicators. The new disclosure requirements are effective for us in Q1 2022 and we are well-positioned to comply with the new requirements. In addition, we are currently assessing the impact of the revised G-SIB framework and we do not anticipate any material impact to our current G-SIB surcharge loss absorbency requirement of 1%.

On November 9, 2021, the BCBS finalized a technical amendment to the G-SIB methodology to replace the existing three-year review cycle requirement with one of ongoing monitoring and review. BCBS will consider updating the G-SIB methodology only if monitoring findings suggest material unintended consequences or deficiencies.

Accounting and control matters

Critical accounting policies and estimates

Application of critical accounting policies, judgments, estimates and assumptions

Our significant accounting policies are described in Note 2 of our 2021 Annual Consolidated Financial Statements. Certain of these policies and related estimates are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and significantly different amounts could be reported under different conditions or using different assumptions. The COVID-19 pandemic has continued to evolve and the economic environment in which we operate could continue to be subject to sustained uncertainty, which could continue to impact our financial results. While the global economic recovery has continued, momentum has waned amid ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. We continue to monitor and assess the impacts of the COVID-19 pandemic on our critical accounting judgments, estimates and assumptions. For further information, refer to our 2021 Annual Consolidated Financial Statements.

Our critical accounting judgments, estimates and assumptions relate to the fair value of financial instruments, allowance for credit losses, goodwill and other intangible assets, employee benefits, consolidation, derecognition of financial assets, application of the effective interest method, provisions, insurance claims and policy benefit liabilities, and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies, judgments, estimates and assumptions.

Changes in accounting policies

During the first quarter of 2021, we adopted the revised Conceptual Framework, which replaces the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework is not a standard, and does not override the concepts or requirements in any standard. It may be used to develop consistent accounting policies where there is no applicable standard in place. The revisions include a few new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no material impact on our 2021 Annual Consolidated Financial Statements.

During the first quarter of 2021, we early adopted the Phase 2 amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance contracts, and IFRS 16 Leases (the Amendments) in response to the market transition away from interbank offered rates (IBORs) to alternative benchmark rates (ABRs) as part of the IBOR reform (the Reform). Refer to Note 2 of our 2021 Annual Consolidated Financial Statements for details of these changes.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            109

Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

We give priority to third-party pricing services and valuation techniques with the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders’ or system values, other pricing service values and, when available, actual trade data. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Fair values established based on this hierarchy require the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, select the model inputs, and in some cases, apply valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as the probability of default and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value that was previously estimated using management judgment, and may therefore impact unrealized gains and losses recognized in Non-interest income – Trading revenue or Other.

For further information on the fair value of financial instruments, refer to Notes 2 and 3 of our 2021 Annual Consolidated Financial Statements.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include certain loans, debt securities, interest-bearing deposits with banks, customers’ liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

•	Performing financial assets
•

Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.

•

Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.

•	Impaired financial assets
•

Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages, the inclusion of forward looking information and the application of expert credit judgment. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

For further information on allowance for credit losses, refer to Notes 2, 4 and 5 of our 2021 Annual Consolidated Financial Statements.

Goodwill and other intangible assets

We allocate goodwill to groups of cash-generating units (CGU). Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if there are objective indications of impairment. We test for impairment by comparing the recoverable amount of a CGU with its carrying amount.

110             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

We estimate the value in use and fair value less costs of disposal of our CGUs primarily using a discounted cash flow method which incorporates each CGU’s internal forecasts of revenues and expenses. Significant management judgment is applied in the determination of expected future cash flows (uncertainty in timing and amount), discount rates (based on CGU-specific risks) and terminal growth rates. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk and government regulation), currency risk and price risk (including product pricing risk and inflation). If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired.

We assess for indicators of impairment of our other intangible assets at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. Significant judgment is applied in estimating the useful lives and recoverable amounts of our intangible assets and assessing whether certain events or circumstances constitute objective evidence of impairment. We do not have any intangible assets with indefinite lives.

For further details, refer to Notes 2 and 10 of our 2021 Annual Consolidated Financial Statements.

Employee benefits

We sponsor a number of benefit programs for eligible employees, including registered pension plans, supplemental pension plans, health, dental, disability and life insurance plans.

The calculation of defined benefit expenses and obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rates are determined using a yield curve based on spot rates from high quality corporate bonds. All other assumptions are determined by us and are reviewed by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligations and remeasurements that we recognize. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 16 of our 2021 Annual Consolidated Financial Statements.

Consolidation of structured entities

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity’s returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity as the agent of a third party or parties. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that various parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in determining whether we control an entity, specifically, assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date control is transferred to us, and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

For further details, refer to Note 7 of our 2021 Annual Consolidated Financial Statements.

Derecognition of financial assets

We periodically enter into transactions in which we transfer financial assets such as loans or mortgage-backed securities to structured entities or trusts that issue securities to investors. We derecognize the assets when our contractual rights to the cash flows from the assets have expired; when we retain the rights to receive the cash flows but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements; or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement. Management’s judgment is applied in determining whether we have transferred or retained substantially all risk and rewards of ownership of the transferred financial asset.

The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition. As a result, we continue to record the associated transferred assets on our Consolidated Balance Sheets and no gains or losses are recognized for those securitization activities. Otherwise, a gain or loss is recognized on securitization by comparing the carrying amount of the transferred asset with its fair value at the date of the transfer. For further information on derecognition of financial assets, refer to Notes 2 and 6 of our 2021 Annual Consolidated Financial Statements.

Application of the effective interest method

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income generally for all interest bearing financial instruments using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            111

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized.

Insurance claims and policy benefit liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. Key assumptions are reviewed annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change. Refer to Note 14 of our 2021 Annual Consolidated Financial Statements for further information.

Income taxes

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management’s judgment is applied in interpreting the relevant tax laws, in assessing the probability of acceptance of our tax positions by the relevant tax authorities and estimating the expected timing and amount of the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

On a quarterly basis, we review whether it is probable that the benefits associated with our deferred tax assets will be realized, using both positive and negative evidence. Refer to Note 21 of our 2021 Annual Consolidated Financial Statements for further information.

Future changes in accounting policy and disclosure

IFRS 17 Insurance Contracts (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive global insurance standard which provides guidance on the recognition, measurement, presentation and disclosures of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three approaches. In June 2020, the IASB issued amendments to IFRS 17, including deferral of the effective date by two years. This new standard will be effective for us on November 1, 2023 and will be applied retrospectively with restatement of comparatives unless impracticable. We are currently assessing the impact of adopting this standard and the amendments on our Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2021, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2021.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

There were no changes in our internal control over financial reporting during the year ended October 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

112             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 11 and 25 of our audited 2021 Annual Consolidated Financial Statements.

Supplementary information

Selected annual information	Table 70

(Millions of Canadian dollars, except per share amounts)	2021	2020	2019
Total revenue	$49,693	$47,181	$46,002
Net income attributable to:
Shareholders	16,038	11,432	12,860
Non-controlling interest	12	5	11
	$16,050	$11,437	$12,871
Basic earnings per share	$11.08	$7.84	$8.78
Diluted earnings per share	11.06	7.82	8.75
Dividends declared per common shares	4.32	4.29	4.07
Total assets	$1,706,323	$1,624,548	$1,428,935
Deposits	1,100,831	1,011,885	886,005

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            113

Net interest income on average assets and liabilities							Table 71

	Average balances			Interest			Average rate

(Millions of Canadian dollars, except for percentage amounts) (1)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Assets
Deposits with other banks
Canada	$10,580	$13,891	$10,990	$106	$115	$231	1.00%	0.83%	2.10%
U.S.	56,973	36,008	25,392	63	160	505	0.11	0.44	1.99
Other International	22,244	22,202	20,463	136	32	(53)	0.61	0.14	(0.26)
	89,797	72,101	56,845	305	307	683	0.34	0.43	1.20
Securities
Trading	128,977	131,685	130,647	3,736	4,622	4,573	2.90	3.51	3.50
Investment, net of applicable allowance	131,612	128,121	97,764	1,141	1,866	2,254	0.87	1.46	2.31
	260,589	259,806	228,411	4,877	6,488	6,827	1.87	2.50	2.99
Asset purchased under reverse repurchase agreements and securities borrowed	317,997	363,418	346,173	1,309	4,668	8,960	0.41	1.28	2.59
Loans (2)
Canada
Retail	441,380	404,051	379,853	13,658	14,534	15,352	3.09	3.60	4.04
Wholesale	86,978	93,238	89,503	3,557	4,179	4,988	4.09	4.48	5.57
	528,358	497,289	469,356	17,215	18,713	20,340	3.26	3.76	4.33
U.S.	110,314	111,931	96,492	2,880	3,034	3,099	2.61	2.71	3.21
Other International	40,619	37,985	32,430	1,559	1,673	1,424	3.84	4.40	4.39
	679,291	647,205	598,278	21,654	23,420	24,863	3.19	3.62	4.16
Total interest-earning assets	1,347,674	1,342,530	1,229,707	28,145	34,883	41,333	2.09	2.60	3.36
Non-interest-bearing deposits with other banks	120,154	72,698	29,430	–	–	–	–	–	–
Customers’ liability under acceptances	19,410	18,572	17,447	–	–	–	–	–	–
Other assets	190,963	202,893	159,599	–	–	–	–	–	–
Total assets	$1,678,200	$1,636,700	$1,436,200	$28,145	$34,883	$41,333	1.68%	2.13%	2.88%
Liabilities and shareholders’ equity
Deposits (3)
Canada	$626,549	$612,675	$555,467	$4,700	$7,378	$10,420	0.75%	1.20%	1.88%
U.S.	132,833	105,892	97,563	231	658	1,524	0.17	0.62	1.56
Other International	97,355	93,597	83,349	517	747	1,044	0.53	0.80	1.25
	856,737	812,164	736,379	5,448	8,783	12,988	0.64	1.08	1.76
Obligations related to securities sold short	33,566	35,937	34,799	1,809	2,200	1,995	5.39	6.12	5.73
Obligations related to assets sold under repurchase agreements and securities loaned	275,870	308,723	262,929	574	2,622	6,147	0.21	0.85	2.34
Subordinated debentures	9,174	9,518	9,405	179	280	365	1.95	2.94	3.88
Other interest-bearing liabilities	23,486	24,957	16,496	133	163	89	0.57	0.65	0.54
Total interest-bearing liabilities	1,198,833	1,191,299	1,060,008	8,143	14,048	21,584	0.68	1.18	2.04
Non-interest-bearing deposits	202,316	158,468	133,702	–	–	–	–	–	–
Acceptances	19,516	18,646	17,473	–	–	–	–	–	–
Other liabilities	165,286	183,355	143,948	–	–	–	–	–	–
Total liabilities	$1,585,951	$1,551,768	$1,355,131	$8,143	$14,048	$21,584	0.51%	0.91%	1.59%
Equity	$92,250	$84,925	$81,052	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Total liabilities and shareholders’ equity	$1,678,200	$1,636,700	$1,436,200	$8,143	$14,048	$21,584	0.49%	0.86%	1.50%
Net interest income and margin	$1,678,200	$1,636,700	$1,436,200	$20,002	$20,835	$19,749	1.19%	1.27%	1.38%
Net interest income and margin (average earning assets, net)
Canada	$793,130	$779,433	$700,153	$13,947	$14,185	$14,375	1.76%	1.82%	2.05%
U.S.	349,840	356,916	329,655	4,447	4,959	4,058	1.27	1.39	1.23
Other International	204,706	206,183	199,898	1,608	1,691	1,316	0.79	0.82	0.66
Total	$1,347,676	$1,342,532	$1,229,706	$20,002	$20,835	$19,749	1.48%	1.55%	1.61%

(1)	Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2)	Interest income includes loan fees of $888 million (2020 – $797 million; 2019 – $672 million).
(3)	Deposits include personal chequing and savings deposits with average balances of $258 billion (2020 – $218 billion; 2019 – $189 billion), interest expense of $175 million (2020 – $498 million; 2019 – $1,051 million) and average rates of 0.07% (2020 – 0.2%; 2019 – 0.6%). Deposits also include term deposits with average balances of $437 billion (2020 – $443 billion; 2019 – $421 billion), interest expense of $4,487 million (2020 – $6,774 million; 2019 – $9,205 million) and average rates of 1.03% (2020 – 1.53%; 2019 – 2.19%).
n.a.	not applicable

114             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Change in net interest income	Table 72

	2021 vs. 2020			2020 vs. 2019		Net change
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
(Millions of Canadian dollars) (1)	Average volume (2)	Average rate (2)	Net change	Average volume (2)	Average rate (2)
Assets
Deposits with other banks
Canada (3)	$(27)	$18	$(9)	$61	$(177)	$(116)
U.S. (3)	93	(190)	(97)	211	(556)	(345)
Other international (3)	–	104	104	(5)	90	85
Securities
Trading	(95)	(791)	(886)	36	13	49
Investment, net of applicable allowance	51	(776)	(725)	700	(1,088)	(388)
Asset purchased under reverse repurchase agreements and securities borrowed	(583)	(2,776)	(3,359)	446	(4,738)	(4,292)
Loans
Canada
Retail	1,343	(2,219)	(876)	978	(1,796)	(818)
Wholesale	(281)	(341)	(622)	208	(1,017)	(809)
U.S.	(44)	(110)	(154)	496	(561)	(65)
Other international	116	(230)	(114)	244	5	249
Total interest income	$573	$(7,311)	$(6,738)	$3,375	$(9,825)	$(6,450)
Liabilities
Deposits
Canada	167	(2,845)	(2,678)	1,073	(4,115)	(3,042)
U.S.	167	(594)	(427)	130	(996)	(866)
Other international	30	(260)	(230)	128	(425)	(297)
Obligations related to securities sold short	(145)	(246)	(391)	65	140	205
Obligations related to assets sold under repurchase agreements and securities loaned	(279)	(1,769)	(2,048)	1,071	(4,596)	(3,525)
Subordinated debentures	(10)	(91)	(101)	4	(89)	(85)
Other interest-bearing liabilities	(10)	(20)	(30)	46	28	74
Total interest expense	$(80)	$(5,825)	$(5,905)	$2,517	$(10,053)	$(7,536)
Net interest income	$653	$(1,486)	$(833)	$858	$228	$1,086

(1)	Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2)	Volume/rate variance is allocated on the percentage relationships of changes in balances and changes in rates to the total net change in net interest income.
(3)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.

Loans and acceptances by geography	Table 73

As at October 31 (Millions of Canadian dollars)	2021	2020	2019	2018	2017
Canada (1)
Residential mortgages	$354,169	$319,287	$287,767	$265,831	$255,799
Personal	78,232	79,778	81,547	82,112	82,022
Credit cards	17,235	17,060	19,617	18,793	17,491
Small business (2)	12,003	5,742	5,434	4,866	4,493
Retail	461,639	421,867	394,365	371,602	359,805
Wholesale (2), (3)	107,750	106,283	108,215	99,530	94,326
	$569,389	$528,150	$502,580	$471,132	$454,131
U.S. (1)
Retail	35,601	29,721	24,850	21,033	18,100
Wholesale (3)	86,041	85,947	71,607	67,894	57,773
	121,642	115,668	96,457	88,927	75,873
Other International (1)
Retail	6,358	6,388	6,871	6,817	7,265
Wholesale (3)	44,148	35,039	34,134	28,516	23,966
	50,506	41,427	41,005	35,333	31,231
Total loans and acceptances	$741,537	$685,245	$640,042	$595,392	$561,235
Total allowance for credit losses	(4,164)	(5,746)	(3,124)	(2,933)	(2,159)
Total loans and acceptances, net of allowance for credit losses	$737,373	$679,499	$636,918	$592,459	$559,076

(1)	Geographic information is based on residence of borrower.
(2)	Commencing Q2 2021, certain loans are now classified as Retail – Small business and were previously classified as Wholesale, reflecting an alignment with capital measurement and reporting.
(3)	Amounts by geography have been revised from those previously presented.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            115

Loans and acceptances by portfolio and sector					Table 74
As at October 31 (Millions of Canadian dollars)	2021	2020	2019	2018	2017
Residential mortgages	$380,332	$342,597	$308,091	$282,471	$270,348
Personal	93,441	92,011	92,250	92,700	92,294
Credit cards	17,822	17,626	20,311	19,415	18,035
Small business (1)	12,003	5,742	5,434	4,866	4,493
Retail	$503,598	$457,976	$426,086	$399,452	$385,170
Agriculture	9,250	9,418	8,951	8,325	7,397
Automotive	6,198	8,361	9,695	8,761	8,319
Banking	7,734	8,189	6,977	7,620	6,413
Consumer discretionary	14,806	15,093	16,448	15,453	14,428
Consumer staples	6,142	6,021	5,395	4,505	4,590
Oil and gas	5,283	7,552	8,126	6,144	5,599
Financial services	29,192	22,153	18,985	15,567	10,210
Financing products	10,273	5,827	6,368	5,569	4,475
Forest products	931	1,120	1,452	1,101	913
Governments	6,677	10,409	4,533	4,363	9,884
Industrial products	7,193	6,825	7,477	7,615	5,684
Information technology	3,569	4,591	4,562	4,635	4,086
Investments	19,392	15,232	14,352	8,991	8,871
Mining and metals	984	1,044	1,175	1,301	1,114
Public works and infrastructure	1,890	1,868	2,208	2,311	1,932
Real estate and related	66,798	61,047	54,353	48,493	43,694
Other services	20,550	21,138	21,086	18,642	16,640
Telecommunication and media	5,047	4,851	4,853	7,018	4,867
Transportation	6,251	7,662	5,539	5,593	5,391
Utilities	8,699	8,241	9,066	8,382	6,978
Other sectors	1,080	627	2,355	5,551	4,580
Wholesale (1), (2)	$237,939	$227,269	$213,956	$195,940	$176,065
Total loans and acceptances	$741,537	$685,245	$640,042	$595,392	$561,235
Total allowance for credit losses	(4,164)	(5,746)	(3,124)	(2,933)	(2,159)
Total loans and acceptances, net of allowance for credit losses	$737,373	$679,499	$636,918	$592,459	$559,076

(1)	Commencing Q2 2021, certain loans are now classified as Retail – Small business and were previously classified as Wholesale, reflecting an alignment with capital measurement and reporting.
(2)	Certain loan amounts by sector have been revised from those previously presented to align with our view of credit risk by industry.

116             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Gross impaired loans by portfolio and geography	Table 75

As at October 31 (Millions of Canadian dollars, except for percentage amounts)	2021	2020	2019	2018	2017

Residential mortgages	$645	$638	$732	$725	$634

Personal	197	212	306	302	276
Small business	109	90	57	44	38
Retail	951	940	1,095	1,071	948

Agriculture	$11	$70	$37	$29	$28

Automotive	8	79	28	7	29

Banking	–	4	10	18	26

Consumer discretionary	274	281	171	138	77

Consumer staples	32	112	51	23	55

Oil and gas	131	552	509	230	318

Financial services	77	81	81	80	113

Financing products	–	–	–	–	–

Forest products	4	13	35	9	7

Governments	25	7	5	15	8

Industrial products	35	57	92	42	34

Information technology	5	14	16	2	70

Investments	31	47	7	8	25

Mining and metals	3	30	1	2	3

Public works and infrastructure	6	8	12	3	4

Real estate and related	314	395	408	290	340

Other services	220	251	134	73	158

Telecommunication and media	6	6	12	8	12

Transportation	137	148	13	58	7

Utilities	–	46	211	8	10
Other sectors	32	45	35	48	48
Wholesale	1,351	2,246	1,868	1,091	1,372
Acquired credit-impaired loans	6	9	13	21	256
Total GIL (1), (2)	$2,308	$3,195	$2,976	$2,183	$2,576

Canada (3)

Residential mortgages	$443	$425	$481	$431	$323

Personal	164	177	250	248	198
Small business	109	90	57	44	38
Retail	716	692	788	723	559

Agriculture	11	69	36	29	22

Automotive	5	20	18	5	4

Banking	–	4	10	18	26

Consumer discretionary	107	117	71	62	54

Consumer staples	25	34	24	10	10

Oil and gas	48	90	97	38	16

Financial services	–	–	–	1	3

Financing products	–	–	–	–	–

Forest products	4	13	9	9	7

Governments	25	2	5	11	2

Industrial products	31	54	48	31	25

Information technology	3	3	4	1	2

Investments	–	–	2	–	1

Mining and metals	3	4	1	2	3

Public works and infrastructure	5	7	10	3	4

Real estate and related	157	233	195	134	182

Other services	110	85	65	24	47

Telecommunication and media	5	4	11	7	10

Transportation	16	15	13	11	7

Utilities	–	–	59	–	1
Other sectors	–	–	–	–	–
Wholesale	555	754	678	396	426
Total	$1,271	$1,446	$1,466	$1,119	$985

U.S. (3)

Retail	$23	$32	$36	$23	$59
Wholesale	412	1,039	869	401	736
Total	$435	$1,071	$905	$424	$795

Other International (3)

Retail	$212	$216	$272	$327	$345
Wholesale	390	462	333	313	451
Total	$602	$678	$605	$640	$796
Total GIL (1), (2)	$2,308	$3,195	$2,976	$2,183	$2,576
Allowance on impaired loans (4)	(697)	(949)	(832)	(700)	(737)
Net impaired loans	$1,611	$2,246	$2,144	$1,483	$1,839
GIL as a % of loans and acceptances
Residential mortgages	0.17%	0.19%	0.24%	0.26%	0.23%
Personal	0.21%	0.23%	0.33%	0.33%	0.30%
Small business	0.91%	1.56%	1.05%	0.90%	0.85%
Retail	0.19%	0.21%	0.26%	0.27%	0.25%
Wholesale	0.57%	0.99%	0.88%	0.57%	0.92%
Total	0.31%	0.47%	0.46%	0.37%	0.46%
Allowance on impaired loans as a % of GIL (4)	30.21%	29.71%	27.96%	32.08%	28.61%

(1)	Effective November 1, 2017, the definition of gross impaired loans has been shortened for certain products to align with a definition of default of 90 days past due under IFRS 9. Past due loans greater than 90 days not included in impaired loans were $137 million in 2021 (2020 – $142 million; 2019 – $189 million; 2018 – $179 million; 2017 – $307 million). For further details, refer to Note 5 of our 2021 Annual Consolidated Financial Statements.
(2)	Effective November 1, 2017, GIL excludes $229 million of acquired credit impaired loans related to our acquisition of City National that have returned to performing status.
(3)	Geographic information is based on residence of borrower.
(4)	Effective November 1, 2017, represents Stage 3 ACL on loans, acceptances, and commitments under IFRS 9 and Allowances for impaired loans under IAS 39.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            117

Provision for credit losses by portfolio and geography	Table 76

For the year ended October 31 (Millions of Canadian dollars, except for percentage amounts)	2021	2020	2019	2018	2017

Residential mortgages	$34	$28	$51	$51	$56

Personal	243	376	487	462	409

Credit cards	296	484	518	468	435
Small business	31	49	36	30	32
Retail	604	937	1,092	1,011	932

Agriculture	$(5)	$14	$8	$1	$4

Automotive	(5)	28	10	5	14

Banking	–	–	–	(1)	3

Consumer discretionary	7	98	61	81	12

Consumer staples	(14)	28	33	1	6

Oil and gas	(51)	305	98	1	(28)

Financial services	2	4	–	–	(18)

Financing products	–	–	–	–	–

Forest products	(5)	2	9	3	3

Governments	2	(2)	6	4	1

Industrial products	2	31	104	8	11

Information technology	24	(7)	30	(21)	4

Investments	(3)	7	–	3	–

Mining and metals	(5)	9	–	–	(4)

Public works and infrastructure	2	(9)	57	2	1

Real estate and related	30	54	57	13	120

Other services	53	89	35	22	20

Telecommunication and media	9	(3)	7	–	8

Transportation	32	8	9	32	1

Utilities	(1)	2	70	1	5
Other sectors	(1)	5	5	(8)	53
Wholesale	73	663	599	147	216
Acquired credit-impaired loans	1	–	–	2	2
Total PCL on impaired loans (1)	$678	$1,600	$1,691	$1,160	$1,150

Canada (2)

Residential mortgages	$24	$35	$32	$44	$33

Personal	254	395	488	458	413

Credit cards	288	471	505	456	426
Small business	31	49	36	30	32
Retail	597	950	1,061	988	904

Agriculture	(4)	10	8	1	2

Automotive	(5)	17	4	1	1

Banking	–	–	–	(1)	3

Consumer discretionary	11	45	24	28	20

Consumer staples	–	8	14	2	3

Oil and gas	(19)	33	34	4	(17)

Financial services	–	1	–	–	–

Financing products	–	–	–	–	–

Forest products	(5)	2	5	3	3

Governments	2	(3)	4	1	1

Industrial products	2	12	27	6	8

Information technology	2	(2)	28	1	1

Investments	–	(2)	–	–	–

Mining and metals	–	–	–	–	1

Public works and infrastructure	2	1	45	1	1

Real estate and related	26	24	53	14	43

Other services	62	25	29	17	15

Telecommunication and media	2	(4)	5	–	9

Transportation	10	(6)	9	2	2

Utilities	–	1	2	–	–
Other sectors	–	1	1	–	(1)
Wholesale	86	163	292	80	95
Total	$683	$1,113	$1,353	$1,068	$999

U.S. (2)

Retail	$7	$5	$12	$4	$3
Wholesale	(10)	377	223	64	117
Total	$(3)	$382	$235	$68	$120

Other International (2)

Retail	$–	$(18)	$19	$19	$25
Wholesale	(2)	123	84	5	6
Total	$(2)	$105	$103	$24	$31
Total PCL on impaired loans (1)	$678	$1,600	$1,691	$1,160	$1,150
Total PCL on performing loans (3)	(1,350)	2,631	200	123	–
Total PCL on other financial assets	(81)	120	(27)	24
Total PCL	$(753)	$4,351	$1,864	$1,307	$1,150
PCL on loans as a % of average net loans and acceptances	(0.10)%	0.63%	0.31%	0.23%	0.21%
PCL on impaired loans as a % of average net loans and acceptances (1)	0.10%	0.24%	0.27%	0.20%	0.21%

(1)	Effective November 1, 2017, represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39.
(2)	Geographic information is based on residence of borrower.
(3)	Effective November 1, 2017, represents Stage 1 and 2 PCL on loans, acceptances, and commitments under IFRS 9 and PCL for loans not yet identified as impaired under IAS 39.

118             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Allowance on loans by portfolio and geography (1)	Table 77

As at and for the year ended October 31 (Millions of Canadian dollars, except percentage amounts)	2021	2020	2019	2018	2017
Allowance on loans at beginning of year	$6,115	$3,419	$3,088	$2,976	$2,326
PCL	(672)	4,231	1,891	1,283	1,150
Write-offs by portfolio
Residential mortgages	(37)	(44)	(45)	(51)	(53)
Personal	(387)	(545)	(600)	(552)	(543)
Credit cards	(460)	(617)	(655)	(599)	(565)
Small business	(32)	(38)	(36)	(35)	(38)
Retail	$(916)	$(1,244)	$(1,336)	$(1,237)	$(1,199)
Wholesale	$(253)	$(437)	$(440)	$(207)	$(226)
Total write-offs by portfolio	$(1,169)	$(1,681)	$(1,776)	$(1,444)	$(1,425)
Recoveries by portfolio
Residential mortgages	$10	$10	$8	$8	$8
Personal	140	134	126	121	116
Credit cards	163	133	137	131	131
Small business	9	7	8	7	9
Retail	$322	$284	$279	$267	$264
Wholesale	$53	$57	$43	$65	$66
Total recoveries by portfolio	$375	$341	$322	$332	$330
Net write-offs	$(794)	$(1,340)	$(1,454)	$(1,112)	$(1,095)
Exchange rate and other	(230)	(195)	(106)	(59)	(131)
Total allowance on loans at end of year	$4,419	$6,115	$3,419	$3,088	$2,250
Allowance against impaired loans (2)
Canada (3)
Residential mortgages	$45	$53	$50	$43	$31
Personal	71	78	115	107	91
Small business	34	33	22	18	19
Retail	$150	$164	$187	$168	$141
Agriculture	$3	$10	$6	$4	$5
Automotive	1	12	3	4	4
Banking	–	–	–	1	2
Consumer discretionary	9	35	11	22	18
Consumer staples	5	7	2	3	2
Oil and gas	29	49	29	4	4
Financial services	–	–	–	–	1
Financing products	–	–	–	–	–
Forest products	1	9	7	3	3
Governments	3	2	5	1	1
Industrial products	9	15	11	8	9
Information technology	1	1	3	–	1
Investments	–	–	2	–	–
Mining and metals	1	1	1	–	3
Public works and infrastructure	2	2	1	1	1
Real estate and related	27	36	35	28	47
Other services	81	39	34	7	17
Telecommunication and media	1	–	11	3	4
Transportation	9	2	10	3	2
Utilities	–	–	1	–	–
Other sectors	–	–	–	–	–
Wholesale	$182	$220	$172	$92	$124
Total	$332	$384	$359	$260	$265
U.S. (3)
Retail	$3	$1	$1	$1	$1
Wholesale	126	267	141	164	150
Total	$129	$268	$142	$165	$151
Other International (3)
Retail	$107	$116	$156	$166	$168
Wholesale	129	181	175	109	153
Total	$236	$297	$331	$275	$321
Total allowance on impaired loans (2)	$697	$949	$832	$700	$737
Allowance on performing loans (4)
Residential mortgages	$278	$366	$223	$206	$128
Personal	991	1,213	792	754	391
Credit cards	875	1,246	832	760	379
Small business	143	107	39	33	37
Retail	$2,287	$2,932	$1,886	$1,753	$935
Wholesale	$1,435	$2,234	$701	$635	$487
Off-balance sheet and other items					$91
Total allowance on performing loans (4)	$3,722	$5,166	$2,587	$2,388	$1,513
Total allowance on loans	$4,419	$6,115	$3,419	$3,088	$2,250
Key ratios
Allowance on loans as a % of loans and acceptances	0.60%	0.89%	0.53%	0.52%	0.40%
Net write-offs as a % of average net loans and acceptances	0.11%	0.20%	0.24%	0.20%	0.20%

(1)	Includes loans, acceptances, and commitments.
(2)	Effective November 1, 2017, represents Stage 3 ACL on loans, acceptances and commitments under IFRS 9 and Allowance for impaired loans under IAS 39.
(3)	Geographic information is based on residence of borrower.
(4)	Effective November 1, 2017, represents Stage 1 and Stage 2 ACL on loans, acceptances and commitments under IFRS 9 and Allowance for loans not yet identified as impaired under IAS 39.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2021            119

Credit quality information by Canadian province (1)	Table 78

(Millions of Canadian dollars)	2021	2020	2019	2018	2017
Loans and acceptances (2)
Atlantic provinces (3)	$29,078	$27,615	$26,990	$25,420	$24,589
Quebec	68,595	64,534	62,286	58,256	56,802
Ontario	268,317	240,673	224,055	205,792	196,877
Alberta	71,506	71,161	70,873	69,719	68,122
Other Prairie provinces (4)	33,956	33,758	33,303	32,415	31,649
B.C. and territories (5)	97,937	90,409	85,073	79,530	76,092
Total loans and acceptances in Canada	$569,389	$528,150	$502,580	$471,132	$454,131
Gross impaired loans (6)
Atlantic provinces (3)	$97	$111	$94	$89	$77
Quebec	198	271	250	185	176
Ontario	379	393	290	227	213
Alberta	321	386	448	335	284
Other Prairie provinces (4)	173	178	215	176	125
B.C. and territories (5)	103	107	169	107	110
Total GIL in Canada	$1,271	$1,446	$1,466	$1,119	$985
PCL on impaired loans (7)
Atlantic provinces (3)	$22	$43	$73	$59	$66
Quebec	22	95	104	94	85
Ontario	483	710	844	678	617
Alberta	83	151	175	116	112
Other Prairie provinces (4)	39	60	85	68	64
B.C. and territories (5)	34	54	72	53	55
Total PCL on impaired loans in Canada	$683	$1,113	$1,353	$1,068	$999

(1)	Geographic information is based on residence of borrower.
(2)	Certain loan amounts by Canadian province have been revised from those previously presented.
(3)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(4)	Comprises Manitoba and Saskatchewan.
(5)	Comprises British Columbia, Nunavut, Northwest Territories and Yukon.
(6)	Effective November 1, 2017, the definition of gross impaired loans has been shortened for certain products to align with a definition of default of 90 days past due under IFRS 9.
(7)	Effective November 1, 2017, represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39.

120             Royal Bank of Canada: Annual Report 2021             Management’s Discussion and Analysis

Glossary

Acceptances

A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Allowance for credit losses (ACL)

The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.

Asset-backed securities (ABS)

Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets under administration (AUA)

Assets administered by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)

Assets managed by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Attributed capital

Attributed capital is based on the Basel III regulatory capital requirements and economic capital.

Auction rate securities (ARS)

Debt securities whose interest rates are regularly reset through an auction process.

Average earning assets, net

Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.

Basis point (bp)

One one-hundredth of a percentage point (.01%).

Collateral

Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.

Collateralized debt obligation (CDO)

Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.

Commercial mortgage-backed securities (CMBS)

Securities created through the securitization of commercial mortgages.

Commitments to extend credit

Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Common Equity Tier 1 (CET1) capital

A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items.

Common Equity Tier 1 capital ratio

A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets.

Covered bonds

Full recourse on-balance sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.

Credit default swaps (CDS)

A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative

A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio

Common dividends as a percentage of net income available to common shareholders.

Dividend yield

Dividends per common share divided by the average of the high and low share price in the relevant period.

Earnings per share (EPS), basic

Calculated as net income available to common shareholders divided by the average number of shares outstanding.

Earnings per share (EPS), diluted

Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.

Expected credit losses

The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.

Fair value

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Funding Valuation Adjustment

Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Guarantees and standby letters of credit

These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Hedge

A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Hedge funds

A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

High-quality liquid assets (HQLA)

Assets are considered to be HQLA if they can be easily and immediately converted into cash at little or no loss of value during a time of stress.

Impaired loans

Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

International Financial Reporting Standards (IFRS)

IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.

Leverage Ratio

A Basel III regulatory measure, the ratio divides Tier 1 capital by the sum of total assets plus specified off-balance sheet items.

Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio is a Basel III metric that measures the sufficiency of HQLA available to meet net short-term financial obligations over a thirty day period in an acute stress scenario.

Management’s Discussion and Analysis            Royal Bank of Canada: Annual Report 2021            121

Loan-to-value (LTV) ratio

Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan® product divided by the value of the related residential property.

Master netting agreement

An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Net interest income

The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (on average earning assets, net)

Calculated as net interest income divided by average earning assets, net.

Net Stable Funding Ratio (NSFR)

The Net Stable Funding Ratio is a Basel III metric that measures the sufficiency of available stable funding to meet the minimum coverage level of required stable funding.

Normal course issuer bid (NCIB)

A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Notional amount

The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments

A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, note issuances and revolving underwriting facilities, securities lending indemnifications and indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)

The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Operating leverage

The difference between our revenue growth rate and non-interest expense growth rate.

Options

A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Provision for credit losses (PCL)

The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.

RBC Homeline Plan® products

This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.

Repurchase agreements

These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Return on common equity (ROE)

Net income available to common shareholders, expressed as a percentage of average common equity.

Reverse repurchase agreements

These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Risk-weighted assets (RWA)

Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on and off-balance sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by guidelines issued by OSFI. For more details, refer to the Capital management section.

Securities lending

Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash collateral declines. The agent lender does not indemnify against the investment risk of re-investing cash collateral which is borne by the owner.

Securities sold short

A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization

The process by which various financial assets are packaged into newly issued securities backed by these assets.

Standardized Approach

Risk weights prescribed by OSFI are used to calculate risk-weighted assets for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody’s, Fitch and DBRS are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI. For our Business and Retail exposures, we use the standard risk weights prescribed by OSFI.

Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.

Taxable equivalent basis (teb)

Income from certain specified tax advantaged sources (eligible Canadian taxable corporate dividends) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital

Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling interests in subsidiaries Tier 1 instruments.

Tier 2 capital

Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries’ Tier 2 instruments.

Total capital and total capital ratio

Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated by dividing total capital by risk-weighted assets.

Tranche

A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.

Unattributed capital

Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.

Value-at-Risk (VaR)

A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices.

122            Royal Bank of Canada: Annual Report 2021            Management’s Discussion and Analysis

EDTF recommendations index

We aim to present transparent, high-quality risk disclosures by providing disclosures in this 2021 Annual Report and Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into this 2021 Annual Report.

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure

Type of Risk	Recommendation	Disclosure	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	123	1
	2	Define risk terminology and measures	55-60, 121-122	–
	3	Top and emerging risks	52-54	–
	4	New regulatory ratios	100-105	–
Risk governance, risk management and business model	5	Risk management organization	55-60	–
	6	Risk culture	56-60	–
	7	Risk in the context of our business activities	108	–
	8	Stress testing	57-58, 73	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	100-105	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	*
	11	Flow statement of the movements in regulatory capital	–	20
	12	Capital strategic planning	100-105	–
	13	RWA by business segments	–	21
	14	Analysis of capital requirement, and related measurement model information	61-64	*
	15	RWA credit risk and related risk measurements	–	*
	16	Movement of risk-weighted assets by risk type	–	21
	17	Basel back-testing	57, 61	32
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	80-81, 85-86	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	81, 84	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	88-89	–
	21	Sources of funding and funding strategy	81-83	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	77-78	–
	23	Decomposition of market risk factors	72-76	–
	24	Market risk validation and back-testing	73	–
	25	Primary risk management techniques beyond reported risk measures and parameters	72-76	–
Credit risk	26	Bank’s credit risk profile	60-72, 170-177	22-32, *
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	115-120	*
	27	Policies for identifying impaired loans	62-65, 110, 143-146	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	24, 29
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	66	33
	30	Credit risk mitigation, including collateral held for all sources of credit risk	64-65	*
Other	31	Other risk types	91-99	–
	32	Publicly known risk events	94-95, 215-216	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended October 31, 2021 and for the year ended October 31, 2020.

Index for Enhanced Disclosure Task Force recommendations             Royal Bank of Canada: Annual Report 2021            123

REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS

Reports
125	Management’s Responsibility for Financial Reporting
125	Management’s Report on Internal Control over Financial Reporting
126	Independent Auditor’s Report
130	Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements
133	Consolidated Balance Sheets
134	Consolidated Statements of Income
135	Consolidated Statements of Comprehensive Income
136	Consolidated Statements of Changes in Equity
137	Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements
138	Note 1	General information
138	Note 2	Summary of significant accounting policies, estimates and judgments
153	Note 3	Fair value of financial instruments
166	Note 4	Securities
170	Note 5	Loans and allowance for credit losses
177	Note 6	Derecognition of financial assets
178	Note 7	Structured entities
182	Note 8	Derivative financial instruments and hedging activities
192	Note 9	Premises and equipment
193	Note 10	Goodwill and other intangible assets
195	Note 11	Joint ventures and associated companies
196	Note 12	Other assets
196	Note 13	Deposits
197	Note 14	Insurance
199	Note 15	Segregated funds
200	Note 16	Employee benefits – Pension and other post-employment benefits
204	Note 17	Other liabilities
205	Note 18	Subordinated debentures
205	Note 19	Equity
208	Note 20	Share-based compensation
210	Note 21	Income taxes
212	Note 22	Earnings per share
213	Note 23	Guarantees, commitments, pledged assets and contingencies
215	Note 24	Legal and regulatory matters
216	Note 25	Related party transactions
218	Note 26	Results by business segment
220	Note 27	Nature and extent of risks arising from financial instruments segment
221	Note 28	Capital management
221	Note 29	Offsetting financial assets and financial liabilities
223	Note 30	Recovery and settlement of on-balance sheet assets and liabilities
224	Note 31	Parent company information
225	Note 32	Subsequent events

124            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the Bank Act (Canada) and International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis is consistent with these consolidated financial statements.

Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Chief Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into our business and affairs as deemed necessary to determine whether the provisions of the Bank Act are being complied with, and that we are in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of our depositors and creditors.

PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit Committee and Board, has performed an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) as stated in their Independent Auditor’s Report and Report of Independent Registered Public Accounting Firm, respectively. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

David I. McKay

President and Chief Executive Officer

Nadine Ahn

Chief Financial Officer

Toronto, November 30, 2021

Management’s Report on Internal Control over Financial Reporting

Management of Royal Bank of Canada is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of our assets;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and our receipts and expenditures are made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of October 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of October 31, 2021, internal control over financial reporting was effective based on the criteria established in the Internal Control – Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of October 31, 2021, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their Report of Independent Registered Public Accounting Firm, which appears herein.

David I. McKay

President and Chief Executive Officer

Nadine Ahn

Chief Financial Officer

Toronto, November 30, 2021

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            125

Independent Auditor’s Report

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Bank’s consolidated financial statements comprise:

•	the consolidated balance sheets as of October 31, 2021 and 2020;
•	the consolidated statements of income for the years then ended;
•	the consolidated statements of comprehensive income for the years then ended;
•	the consolidated statements of changes in equity for the years then ended;
•	the consolidated statements of cash flows for the years then ended; and
•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Management’s Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Allowance for Credit Losses (ACL)

Refer to Note 2 - Summary of significant accounting policies, estimates and judgments, Note 4 - Securities and Note 5 - Loans and allowance for credit losses to the consolidated financial statements.

The Bank’s ACL for financial assets was $4,471 million as of October 31, 2021 and represents management’s estimate of expected credit losses on financial assets as of the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables, and discounted to the reporting date.

Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of all relevant macroeconomic variables, designed to capture a wide range of possible outcomes, and which are probability-weighted according to management’s expectation of the relative

Our approach to addressing the matter included the following procedures, amongst others:

•  Testing the effectiveness of controls relating to the estimation of the ACL, incorporating consideration of the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, including controls over:

¡    Probability of default, loss given default and exposure at default models.

¡   Design of multiple future macroeconomic scenarios, the forecasting of macroeconomic variables, and the probability-weighting of these scenarios.

¡   Completeness and accuracy of the data inputs underlying the ACL calculation.

¡    Application of expert credit judgment.

•  Testing management’s process for estimating the Stage 1 and Stage 2 ACL, including their consideration of the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, which consisted of:

¡    Testing the completeness, accuracy, and relevance of underlying data.

¡   Using professionals with specialized skill and knowledge to assist in evaluating:

•   Appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL.

126            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Key audit matter	How our audit addressed the key audit matter

likelihood of the range of outcomes that each scenario represents at the reporting date. As disclosed in Note 5, while the global economic recovery has continued throughout fiscal 2021, momentum has waned over the year amid ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. As a result, the estimation of the ACL continues to require the application of heightened judgment, as there is a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change the estimate of Stage 1 and Stage 2 ACL in future periods. The possibility of a more prolonged recovery period, including monetary policy responses to elevated inflation rates which may increase credit risk, has been reflected in management’s general downside scenario.

To address the uncertainties inherent in the current and future environment and to reflect relevant risk factors not captured in the Bank’s modelled results, management applied expert credit judgment in quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic environment including the impact of government support programs in offsetting the effect of COVID-19 related unemployment on the economy and on mitigating the losses for the sectors most sensitive to the economic impact of the COVID-19 pandemic.

We considered this a key audit matter due to:

•  Significant judgment required by management when:

¡   Designing future macroeconomic scenarios.

¡   Forecasting macroeconomic variables.

¡    Probability-weighting scenarios.

¡   Applying expert credit judgment to reflect characteristics not already considered in the models.

•  High degree of estimation uncertainty due to the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, which led to a high degree of auditor judgment.

•  Significant audit effort necessary to evaluate audit evidence as the estimation of the ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based.

•  Audit effort included the use of professionals with specialized skill and knowledge.

•   Reasonableness of significant inputs and assumptions used in the estimation of the ACL related to:

•   Design of future macroeconomic scenarios.

•   Forecasted macroeconomic variables.

•   Probability-weights assigned to the scenarios.

•   Appropriateness of the ACL calculation.

•   Management’s application of expert credit judgment.

Goodwill Impairment Assessment of the Caribbean Banking Cash Generating Unit (CGU)

Refer to Note 2 - Summary of significant accounting policies, estimates and judgments and Note 10 - Goodwill and other intangible assets to the consolidated financial statements.

The goodwill allocated to the Caribbean Banking CGU was $1,600 million. Management conducts a goodwill impairment test as of August 1 of each year by comparing the carrying amount of each Cash Generating Unit (CGU) to its recoverable amount. The recoverable amount of a CGU is represented by its value in use (VIU), except in circumstances where the carrying amount of a CGU exceeds its VIU. In such cases, the greater of the CGU’s fair value less costs of disposal (FVLCD) and its VIU is the recoverable amount.

Management estimated the recoverable amount of the Caribbean Banking CGU based on its FVLCD. Management calculated the FVLCD using a discounted cash flow method that projects future cash flows over a 5-year period based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed by management to increase at a constant rate using a nominal long-term growth rate. The discount rate used to determine the present value of the Caribbean Banking CGU’s projected future cash flows is based on the bank-wide cost of capital, adjusted for the risks to which the CGU is exposed.

Our approach to addressing the matter included the following procedures, amongst others:

•  Testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the Caribbean Banking CGU.

•  Testing management’s process for determining the recoverable amount of the CGU, which consisted of:

¡   Evaluating the appropriateness of the discounted cash flow model.

¡    Testing the completeness, accuracy, and relevance of underlying data used in the model.

¡   Evaluating the reasonableness of assumptions used by management, related to future cash flows, which involved evaluating the consistency with:

•   Current and past performance of the CGU.

•   External market data and industry data.

•   Evidence obtained in other areas of the audit.

¡    Evaluating consistency of the recoverable amount with market comparable transactions.

•  Professionals with specialized skill and knowledge assisted us in evaluating:

¡    Appropriateness of management’s discounted cash flow model.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            127

Key audit matter	How our audit addressed the key audit matter

As disclosed by management, with the improved economic environment in 2021, tempered by continued uncertainty related to COVID-19, the recoverable amount of the Caribbean Banking CGU has increased. As of August 1, 2021, management determined that the recoverable amount was 123% of its carrying amount. Management also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations ranging from a material surplus to an immaterial deficit.

Management uses significant judgment to determine inputs to the discounted cash flow model. If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in management’s impairment testing, the value of goodwill could become impaired.

We considered this a key audit matter due to:

•   Significant judgment required by management when determining the recoverable amount of the CGU, including projecting future cash flows.

•   High degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of the CGU, and evaluating audit evidence.

•   Audit effort included the use of professionals with specialized skill and knowledge.

¡ Consistency of the recoverable amount of the CGU with market comparable transactions.

Uncertain Tax Positions

Refer to Note 2 - Summary of significant accounting policies, estimates and judgments and Note 21 - Income taxes to the consolidated financial statements.

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank’s tax positions to determine tax provisions, which includes management’s best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank’s tax positions by the relevant tax authorities.

In some cases, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

We considered this a key audit matter due to:

•  Significant judgment required by management, including a high degree of estimation uncertainty, when:

¡   Interpreting the relevant tax laws.

¡    Assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities.

•  High degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions.

•  Audit effort included the use of professionals with specialized skill and knowledge.

Our approach to addressing the matter included the following procedures, amongst others:

•  Testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions.

•  Testing management’s process used in (i) assessing the probability of acceptance of the Bank’s tax positions; and (ii) estimating provisions relating to uncertain tax positions, if applicable, which reflects management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities. This involved:

•   Evaluating the appropriateness of the methods used.

•   Testing the completeness, accuracy, and relevance of underlying data used.

•   Reviewing correspondence with relevant taxation authorities.

•   Making inquiries of the Bank’s internal and external legal counsel.

•   Evaluating, with the assistance of professionals with specialized skill and knowledge:

¡    Application of relevant tax laws.

¡   Whether it is probable that the relevant tax authorities will accept the tax positions.

¡    Evidence used by management.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

128            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Samuel May.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 30, 2021

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            129

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Royal Bank of Canada

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of October 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL)

As described in Notes 2, 4 and 5 to the consolidated financial statements, the Bank’s ACL for financial assets was $4,471 million as of October 31, 2021 and represents management’s estimate of expected credit losses on financial assets as of the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex

130            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables, and discounted to the reporting date. Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of all relevant macroeconomic variables, designed to capture a wide range of possible outcomes, and which are probability-weighted according to management’s expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. As disclosed in Note 5, while the global economic recovery has continued throughout fiscal 2021, momentum has waned over the year amid ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. As a result, the estimation of the ACL continues to require the application of heightened judgment, as there is a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change the estimate of Stage 1 and Stage 2 ACL in future periods. The possibility of a more prolonged recovery period, including monetary policy responses to elevated inflation rates which may increase credit risk, has been reflected in management’s general downside scenario. To address the uncertainties inherent in the current and future environment and to reflect relevant risk factors not captured in the Bank’s modelled results, management applied expert credit judgment in quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic environment, including the impact of government support programs in offsetting the effect of COVID-19 related unemployment on the economy and on mitigating the losses for the sectors most sensitive to the economic impact of the COVID-19 pandemic.

The principal considerations for our determination that performing procedures relating to the ACL is a critical audit matter are: (i) there was significant judgment required by management when a) designing future macroeconomic scenarios, b) forecasting macroeconomic variables, c) probability-weighting scenarios and d) applying expert credit judgment to reflect characteristics not already considered in the models; (ii) there was a high degree of estimation uncertainty due to the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, which also led to a high degree of auditor judgment; (iii) there was significant audit effort necessary to evaluate audit evidence as the estimation of the ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based; and (iv) the audit effort included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of the ACL, incorporating consideration of the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, including controls over: (i) the probability of default, loss given default and exposure at default models; (ii) the design of multiple future macroeconomic scenarios, the forecasting of macroeconomic variables, and the probability-weighting of these scenarios; (iii) the completeness and accuracy of the data inputs underlying the ACL calculation; and (iv) the application of expert credit judgment. These procedures also included, among others, testing management’s process for estimating the Stage 1 and Stage 2 ACL, including their consideration of the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. This consisted of (i) testing the completeness, accuracy, and relevance of underlying data; and (ii) with the assistance of professionals with specialized skill and knowledge, evaluating: (a) the appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL, (b) the reasonableness of significant inputs and assumptions used in the estimation of the ACL related to: 1) the design of future macroeconomic scenarios, 2) the forecasted macroeconomic variables, 3) the probability-weights assigned to the scenarios, (c) the appropriateness of the ACL calculation, and (d) management’s application of expert credit judgment.

Goodwill Impairment Assessment of the Caribbean Banking Cash Generating Unit (CGU)

As described in Notes 2 and 10 to the consolidated financial statements, the goodwill allocated to the Caribbean Banking CGU was $1,600 million. Management conducts a goodwill impairment test as of August 1 of each year by comparing the carrying amount of each Cash Generating Unit (CGU) to its recoverable amount. The recoverable amount of a CGU is represented by its value in use (VIU), except in circumstances where the carrying amount of a CGU exceeds its VIU. In such cases, the greater of the CGU’s fair value less costs of disposal (FVLCD) and its VIU is the recoverable amount. Management estimated the recoverable amount of the Caribbean Banking CGU based on its FVLCD. Management calculated the FVLCD using a discounted cash flow method that projects future cash flows over a 5-year period based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed by management to increase at a constant rate using a nominal long-term growth rate. The discount rate used to determine the present value of the Caribbean Banking CGU’s projected future cash flows is based on the bank-wide cost of capital, adjusted for the risks to which the CGU is exposed. As disclosed by management, with the improved economic environment in 2021, tempered by continued uncertainty related to COVID-19, the recoverable amount of the Caribbean Banking CGU has increased. As of August 1, 2021, management determined that the recoverable amount was 123% of its carrying amount. Management also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations ranging from a material surplus to an immaterial deficit. Management uses significant judgment to determine inputs to the discounted cash flow model. If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in management’s impairment testing, the value of goodwill could become impaired.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Caribbean Banking CGU is a critical audit matter are: (i) there was significant judgment required by management when determining the recoverable amount of the CGU, including projecting future cash flows; (ii) there was a high degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of the CGU, and evaluating audit evidence; and (iii) the audit effort included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the Caribbean Banking CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the CGU, which consisted of, among others: (i) evaluating the appropriateness of the discounted cash flow model

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            131

(ii) testing the completeness, accuracy, and relevance of underlying data used in the model; (iii) evaluating the reasonableness of assumptions used by management, related to future cash flows, which involved evaluating the consistency with (a) current and past performance of the CGU, (b) external market data and industry data, and (c) evidence obtained in other areas of the audit; and iv) evaluating consistency of the recoverable amount with market comparable transactions. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of management’s discounted cash flow model; and ii) the consistency of the recoverable amount of the CGU with market comparable transactions.

Uncertain Tax Positions

As described in Note 2 to the consolidated financial statements, the Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank’s tax positions to determine tax provisions, which includes management’s best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank’s tax positions by the relevant tax authorities. In some cases, as described in Note 21, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

The principal considerations for our determination that performing procedures relating to the uncertain tax positions is a critical audit matter are that: (i) there was significant judgment required by management, including a high degree of estimation uncertainty, when a) interpreting the relevant tax laws, and b) assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities; (ii) there was a high degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions; and (iii) the audit effort included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions. These procedures also included, among others, testing management’s process used in (i) assessing the probability of acceptance of the Bank’s tax positions; and (ii) estimating provisions relating to uncertain tax positions, if applicable, which reflects management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities. This involved: (i) evaluating the appropriateness of the methods used; (ii) testing the completeness, accuracy, and relevance of underlying data used; (iii) reviewing correspondence with relevant taxation authorities; (iv) making inquiries of the Bank’s internal and external legal counsel; and (v) evaluating, with the assistance of professionals with specialized skill and knowledge, the application of relevant tax laws, whether it is probable that the relevant tax authorities will accept the tax positions, and evidence used by management.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 30, 2021

We have served as the Bank’s auditor since 2016.

132            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Assets
Cash and due from banks	$113,846	$118,888

Interest-bearing deposits with banks	79,638	39,013

Securities (Note 4)
Trading	139,240	136,071
Investment, net of applicable allowance	145,484	139,743
	284,724	275,814

Assets purchased under reverse repurchase agreements and securities borrowed	307,903	313,015

Loans (Note 5)
Retail	503,598	457,976
Wholesale	218,066	208,655
	721,664	666,631
Allowance for loan losses (Note 5)	(4,089)	(5,639)
	717,575	660,992

Segregated fund net assets (Note 15)	2,666	1,922
Other
Customers’ liability under acceptances	19,798	18,507
Derivatives (Note 8)	95,541	113,488
Premises and equipment (Note 9)	7,424	7,934
Goodwill (Note 10)	10,854	11,302
Other intangibles (Note 10)	4,471	4,752
Other assets (Note 12)	61,883	58,921
	199,971	214,904
Total assets	$1,706,323	$1,624,548

Liabilities and equity
Deposits (Note 13)
Personal	$362,488	$343,052
Business and government	696,353	624,311
Bank	41,990	44,522
	1,100,831	1,011,885

Segregated fund net liabilities (Note 15)	2,666	1,922
Other
Acceptances	19,873	18,618
Obligations related to securities sold short	37,841	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	262,201	274,231
Derivatives (Note 8)	91,439	109,927
Insurance claims and policy benefit liabilities (Note 14)	12,816	12,215
Other liabilities (Note 17)	70,301	69,831
	494,471	514,107

Subordinated debentures (Note 18)	9,593	9,867
Total liabilities	1,607,561	1,537,781

Equity attributable to shareholders
Preferred shares and other equity instruments (Note 19)	6,684	5,945
Common shares (Note 19)	17,655	17,499
Retained earnings	71,795	59,806
Other components of equity	2,533	3,414
	98,667	86,664
Non-controlling interests	95	103
Total equity	98,762	86,767
Total liabilities and equity	$1,706,323	$1,624,548

The accompanying notes are an integral part of these Consolidated Financial Statements.

David I. McKay	Frank Vettese
President and Chief Executive Officer	Director

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            133

Consolidated Statements of Income

	For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2021	October 31 2020

Interest and dividend income (Note 3)
Loans	$21,654	$23,420
Securities	4,877	6,488
Assets purchased under reverse repurchase agreements and securities borrowed	1,309	4,668
Deposits and other	305	307
	28,145	34,883

Interest expense (Note 3)
Deposits and other	5,448	8,783
Other liabilities	2,516	4,985
Subordinated debentures	179	280
	8,143	14,048
Net interest income	20,002	20,835

Non-interest income
Insurance premiums, investment and fee income (Note 14)	5,600	5,361
Trading revenue	1,183	1,239
Investment management and custodial fees	7,132	6,101
Mutual fund revenue	4,251	3,712
Securities brokerage commissions	1,538	1,439
Service charges	1,858	1,842
Underwriting and other advisory fees	2,692	2,319
Foreign exchange revenue, other than trading	1,066	1,012
Card service revenue	1,078	969
Credit fees	1,530	1,321
Net gains on investment securities	145	90
Share of profit in joint ventures and associates (Note 11)	130	77
Other	1,488	864
	29,691	26,346
Total revenue	49,693	47,181
Provision for credit losses (Notes 4 and 5)	(753)	4,351
Insurance policyholder benefits, claims and acquisition expense (Note 14)	3,891	3,683

Non-interest expense
Human resources (Note 16 and 20)	16,539	15,252
Equipment	1,986	1,907
Occupancy	1,584	1,660
Communications	931	989
Professional fees	1,351	1,330
Amortization of other intangibles (Note 10)	1,287	1,273
Other	2,246	2,347
	25,924	24,758
Income before income taxes	20,631	14,389
Income taxes (Note 21)	4,581	2,952
Net income	$16,050	$11,437
Net income attributable to:
Shareholders	$16,038	$11,432
Non-controlling interests	12	5
	$16,050	$11,437
Basic earnings per share (in dollars) (Note 22)	$11.08	$7.84
Diluted earnings per share (in dollars) (Note 22)	11.06	7.82
Dividends per common share (in dollars)	4.32	4.29

The accompanying notes are an integral part of these Consolidated Financial Statements.

134            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	For the year ended
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Net income	$16,050	$11,437

Other comprehensive income (loss), net of taxes (Note 21)
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	177	(24)
Provision for credit losses recognized in income	(9)	13
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(117)	(161)
	51	(172)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(4,316)	810
Net foreign currency translation gains (losses) from hedging activities	1,740	(397)
Reclassification of losses (gains) on foreign currency translation to income	(7)	(21)
Reclassification of losses (gains) on net investment hedging activities to income	(1)	21
	(2,584)	413
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	1,373	(1,145)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	272	72
	1,645	(1,073)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	2,251	(68)
Net fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	55	(263)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	38	28
	2,344	(303)
Total other comprehensive income (loss), net of taxes	1,456	(1,135)
Total comprehensive income (loss)	$17,506	$10,302
Total comprehensive income attributable to:
Shareholders	$17,501	$10,295
Non-controlling interests	5	7
	$17,506	$10,302

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            135

Consolidated Statements of Changes in Equity

	For the year ended October 31, 2021
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767
Changes in equity
Issues of share capital and other equity instruments	2,250	100	–	–	(5)	–	–	–	–	2,345	–	2,345
Common shares purchased for cancellation	–	–	–	–	–	–	–	–	–	–	–	–
Redemption of preferred shares and other equity instruments	(1,475)	–	–	–	–	–	–	–	–	(1,475)	–	(1,475)
Sales of treasury shares and other equity instruments	–	–	647	4,116	–	–	–	–	–	4,763	–	4,763
Purchases of treasury shares and other equity instruments	–	–	(683)	(4,060)	–	–	–	–	–	(4,743)	–	(4,743)
Share-based compensation awards	–	–	–	–	(6)	–	–	–	–	(6)	–	(6)
Dividends on common shares	–	–	–	–	(6,158)	–	–	–	–	(6,158)	–	(6,158)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(257)	–	–	–	–	(257)	(3)	(260)
Other	–	–	–	–	33	–	–	–	–	33	(10)	23
Net income	–	–	–	–	16,038	–	–	–	–	16,038	12	16,050
Total other comprehensive income (loss), net of taxes	–	–	–	–	2,344	51	(2,577)	1,645	(881)	1,463	(7)	1,456
Balance at end of period	$6,723	$17,728	$(39)	$(73)	$71,795	$(88)	$2,055	$566	$2,533	$98,667	$95	$98,762

	For the year ended October 31, 2020
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,706	$17,645	$1	$(58)	$55,874	$33	$4,221	$(6)	$4,248	$83,416	$102	$83,518
Changes in equity
Issues of share capital and other equity instruments	1,750	80	–	–	(5)	–	–	–	–	1,825	–	1,825
Common shares purchased for cancellation	–	(97)	–	–	(717)	–	–	–	–	(814)	–	(814)
Redemption of preferred shares and other equity instruments	(1,508)	–	–	–	–	–	–	–	–	(1,508)	–	(1,508)
Sales of treasury shares and other equity instruments	–	–	110	4,668	–	–	–	–	–	4,778	–	4,778
Purchases of treasury shares and other equity instruments	–	–	(114)	(4,739)	–	–	–	–	–	(4,853)	–	(4,853)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(6,111)	–	–	–	–	(6,111)	–	(6,111)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(268)	–	–	–	–	(268)	(6)	(274)
Other	–	–	–	–	(93)	–	–	–	–	(93)	–	(93)
Net income	–	–	–	–	11,432	–	–	–	–	11,432	5	11,437
Total other comprehensive income (loss), net of taxes	–	–	–	–	(303)	(172)	411	(1,073)	(834)	(1,137)	2	(1,135)
Balance at end of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767

The accompanying notes are an integral part of these Consolidated Financial Statements.

136            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Consolidated Statements of Cash Flows

	For the year ended
(Millions of Canadian dollars)	October 31 2021	October 31 2020

Cash flows from operating activities
Net income	$16,050	$11,437
Adjustments for non-cash items and others
Provision for credit losses	(753)	4,351
Depreciation	1,276	1,333
Deferred income taxes	581	(586)
Amortization and impairment of other intangibles	1,316	1,315
Net changes in investments in joint ventures and associates	(127)	(73)
Losses (Gains) on investment securities	(151)	(218)
Losses (Gains) on disposition of business	(26)	8
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	601	814
Net change in accrued interest receivable and payable	(509)	(142)
Current income taxes	1,738	18
Derivative assets	17,947	(11,928)
Derivative liabilities	(18,488)	11,384
Trading securities	(3,164)	10,377
Loans, net of securitizations	(54,987)	(45,639)
Assets purchased under reverse repurchase agreements and securities borrowed	5,112	(6,054)
Obligations related to assets sold under repurchase agreements and securities loaned	(12,030)	47,645
Obligations related to securities sold short	8,556	(5,784)
Deposits, net of securitizations	88,876	126,826
Brokers and dealers receivable and payable	35	2,301
Other	9,191	(8,566)
Net cash from (used in) operating activities	61,044	138,819
Cash flows from investing activities
Change in interest-bearing deposits with banks	(40,618)	(676)
Proceeds from sales and maturities of investment securities	108,925	113,286
Purchases of investment securities	(123,547)	(149,516)
Net acquisitions of premises and equipment and other intangibles	(2,186)	(2,629)
Proceeds from dispositions	78	–
Cash used in acquisitions	–	(22)
Net cash from (used in) investing activities	(57,348)	(39,557)
Cash flows from financing activities
Issuance of subordinated debentures	2,750	2,750
Repayment of subordinated debentures	(2,500)	(3,000)
Issue of common shares, net of issuance costs	90	70
Common shares purchased for cancellation	–	(814)
Issue of preferred shares and other equity instruments, net of issuance costs	2,245	1,745
Redemption of preferred shares and other equity instruments	(1,475)	(1,508)
Sales of treasury shares	4,763	4,778
Purchases of treasury shares	(4,743)	(4,853)
Dividends paid on shares and distributions paid on other equity instruments	(6,420)	(6,333)
Dividends/distributions paid to non-controlling interests	(3)	(6)
Change in short-term borrowings of subsidiaries	(14)	13
Repayment of lease liabilities	(621)	(588)
Net cash from (used in) financing activities	(5,928)	(7,746)
Effect of exchange rate changes on cash and due from banks	(2,810)	1,062
Net change in cash and due from banks	(5,042)	92,578
Cash and due from banks at beginning of period (1)	118,888	26,310
Cash and due from banks at end of period (1)	$113,846	$118,888
Cash flows from operating activities include:
Amount of interest paid	$7,555	$13,058
Amount of interest received	26,412	33,244
Amount of dividends received	2,575	2,753
Amount of income taxes paid	4,198	2,880

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2 billion as at October 31, 2021 (October 31, 2020 – $3 billion; October 31, 2019 – $3 billion).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            137

Note 1 General information

Royal Bank of Canada and its subsidiaries (the Bank) provide diversified financial services including Personal & Commercial Banking, Wealth Management, Insurance, Investor & Treasury Services and Capital Markets products and services on a global basis. Refer to Note 26 for further details on our business segments.

The parent bank, Royal Bank of Canada, is a Schedule I Bank under the Bank Act (Canada) incorporated and domiciled in Canada. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and our head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada. Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange with the ticker symbol RY.

These Consolidated Financial Statements are prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. These Consolidated Financial Statements also comply with Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with IFRS. Except where otherwise noted, the accounting policies outlined in Note 2 have been consistently applied to all periods presented.

On November 30, 2021, the Board of Directors authorized the Consolidated Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

The significant accounting policies used in the preparation of these Consolidated Financial Statements, including the accounting requirements prescribed by OSFI, are summarized below. These accounting policies conform, in all material respects, to IFRS. Except where otherwise noted, the same accounting policies have been applied to all periods presented.

General

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make subjective estimates and assumptions that affect the reported amount of assets, liabilities, net income and related disclosures. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key sources of estimation uncertainty include: determination of fair value of financial instruments, the allowance for credit losses, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, income taxes, carrying value of goodwill and other intangible assets, and litigation provisions. Accordingly, actual results may differ from these and other estimates thereby impacting our future Consolidated Financial Statements. Refer to the relevant accounting policies in this Note for details on our use of estimates and assumptions.

Significant judgments

In preparation of these Consolidated Financial Statements, management is required to make significant judgments that affect the carrying amounts of certain assets and liabilities, and the reported amounts of revenues and expenses recorded during the period.

The COVID-19 pandemic has continued to evolve and the economic environment in which we operate could continue to be subject to sustained uncertainty, which could continue to impact our financial results. While the global economic recovery has continued, momentum has waned amid ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. The current environment requires particularly complex judgments and estimates in certain areas. We are closely monitoring the changing conditions and their impacts.

Significant judgments have been made in the following areas and discussed as noted in the Consolidated Financial Statements:

Consolidation of structured entities	Note 2 Note 7	Application of the effective interest method	Note 2
Fair value of financial instruments	Note 2 Note 3	Derecognition of financial assets	Note 2 Note 6
Allowance for credit losses	Note 2 Note 4 Note 5	Income taxes	Note 2 Note 21
Employee benefits	Note 2 Note 16	Provisions	Note 2 Note 23 Note 24
Goodwill and other intangibles	Note 2 Note 10

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of the parent company, Royal Bank of Canada, and its subsidiaries including certain structured entities, after elimination of intercompany transactions, balances, revenues and expenses.

138            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Consolidation

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity’s returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity in an agency capacity. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that different parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in assessing the relevant factors and conditions in totality when determining whether we control an entity. Specifically, judgment is applied in assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date we obtain control and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

Non-controlling interests in subsidiaries that we consolidate are shown on our Consolidated Balance Sheets as a separate component of equity which is distinct from equity attributable to our shareholders. The net income attributable to non-controlling interests is separately disclosed in our Consolidated Statements of Income.

Investments in joint ventures and associates

Our investments in associated corporations and limited partnerships over which we have significant influence are accounted for using the equity method. The equity method is also applied to our interests in joint ventures over which we have joint control. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of the investee’s net profit or loss, including our proportionate share of the investee’s Other comprehensive income (OCI), subsequent to the date of acquisition.

Non-current assets held for sale and discontinued operations

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within one year. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and if significant, are presented separately from other assets on our Consolidated Balance Sheets.

A disposal group is classified as a discontinued operation if it meets the following conditions: (i) it is a component that can be distinguished operationally and financially from the rest of our operations and (ii) it represents either a separate major line of business or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Disposal groups classified as discontinued operations are presented separately from our continuing operations in our Consolidated Statements of Income.

Changes in accounting policies

Conceptual Framework for Financial Reporting (Conceptual Framework)

During the first quarter of 2021, we adopted the revised Conceptual Framework, which replaces the previous version of the

Conceptual Framework issued in 2010. The Conceptual Framework is not a standard, and does not override the concepts or requirements in any standard. It may be used to develop consistent accounting policies where there is no applicable standard in place. The revisions include a few new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no material impact on our Consolidated Financial Statements.

Interest Rate Benchmark Reform

During the first quarter of 2021, we early adopted the Phase 2 amendments to IFRS 9 Financial Instruments, IAS 39 Financial

Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance contracts, and IFRS 16

Leases (the Amendments) in response to the market transition away from interbank offered rates (IBORs) to alternative benchmark rates (ABRs) as part of the IBOR reform (the Reform). The Amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the Reform and where the transition from IBOR to ABRs rates are transacted on an economically equivalent basis:

•

For modifications of financial instruments carried at amortized cost resulting from the Reform which are transacted on an economically equivalent basis, the Amendments allow the benchmark interest rate change to be reflected prospectively in the effective interest rate of the instrument rather than as an immediate gain or loss.

•	If qualifying criteria are met, hedging relationships that are directly impacted by the Reform would be able to continue hedge accounting upon transition to ABRs.

Progress in and risks arising from the transition to ABRs

To manage our transition to ABRs, we have implemented a comprehensive enterprise-wide program and governance structure that addresses the key areas of impact including contract remediation, funding and liquidity planning, risk management, financial reporting and valuation, systems, processes and client education and communication. Transition activities are focused on two broad streams of work: (i) developing new ABR linked products, and (ii) conversion of existing LIBOR based contracts to ABRs. Our program timelines are ultimately dependent on broader market acceptance of products that reference the new ABRs and our clients’ readiness and ability to adopt the replacement products. Significant matters that we continue to evaluate include client product offerings, short and long-term funding strategies, and our hedging programs.

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

We continue to work towards the recommended target dates for the cessation of LIBOR-based products provided by our regulators and are on track with our transition activities to move to ABRs. These target dates reflect the announcement made on March 5, 2021 when the Financial Conduct Authority, the regulator of the ICE Benchmark Administration (IBA) which administers LIBOR, announced the permanent cessation or loss of representativeness of all 35 LIBOR settings currently published by the IBA. As a result of this announcement, GBP LIBOR settings to which we have significant exposure will cease or lose their representativeness after December 31, 2021. USD LIBOR settings to which we have significant exposure will predominantly cease or lose their representativeness after June 30, 2023.

The following tables show the Bank’s significant exposures to financial instruments referencing benchmark interest rates subject to the Reform that have yet to transition to ABRs and maturing after December 31, 2021 for non-USD LIBOR instruments and after June 30, 2023 for USD LIBOR instruments. In the normal course of business, our derivative notional amounts may fluctuate with minimal impact to our IBOR conversion plans.

	As at
	October 31, 2021			November 1, 2020 (1)

(Millions of Canadian dollars)	Non-derivative financial assets (2)	Non-derivative financial liabilities (3)	Derivative notional (4)	Non-derivative financial assets (2)	Non-derivative financial liabilities (3)	Derivative notional (4)
USD LIBOR	$68,325	$1,420	$4,533,965	$57,432	$941	$3,368,307
GBP LIBOR	3,250	1,175	2,308,125	7,518	1,227	1,773,893
Other IBOR currencies	340	2,260	92,401	324	2,456	263,299
	$71,915	$4,855	$6,934,491	$65,274	$4,624	$5,405,499
Cross currency swaps
USD LIBOR – GBP LIBOR	n.a.	n.a.	$507,437	n.a.	n.a.	$384,263
Other combinations	n.a.	n.a.	67,404	n.a.	n.a.	52,875
	n.a.	n.a.	$574,841	n.a.	n.a.	$437,138
	$71,915	$4,855	$7,509,332	$65,274	$4,624	$5,842,637

(1)	Amounts have been updated from those previously presented to reflect the regulatory developments related to the USD LIBOR cessation date.
(2)	Non-derivative assets represent the drawn outstanding balance of Loans and the fair value of Securities.
(3)	Non-derivative liabilities represent Deposits.
(4)	The notional amount of derivative instruments excludes cross currency swaps with multiple LIBOR legs, which are presented separately in the Cross currency swaps section of this table.
n.a.	not applicable

The following table presents the undrawn balances of loan commitments referencing benchmark interest rates subject to the Reform.

	As at

(Millions of Canadian dollars)	October 31, 2021	November 1, 2020 (1)
Authorized and committed undrawn commitments
USD LIBOR	$122,437	$82,054
GBP LIBOR	3,026	7,533
Other IBOR currencies	5	1,370
	$125,468	$90,957

(1)	Amounts have been updated from those previously presented to reflect the regulatory developments related to the USD LIBOR cessation date.

We continue to manage significant exposures to benchmarks that have no announced plans for cessation or further reform, including the Canadian Dollar Offered Rate (CDOR), EURO Interbank Offered Rate (EURIBOR) and Australian Bank Bill Swap Rate (BBSW), which are excluded from the tables above.

Financial Instruments

Classification of financial assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at fair value through profit or loss (FVTPL), fair value through other comprehensive income (FVOCI) or amortized cost based on our business model for managing the financial instruments and the contractual cash flow characteristics of the instrument.

Debt instruments are measured at amortized cost if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect (HTC) as described below, and (b) the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Debt instruments are measured at FVOCI if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect-and-Sell (HTC&S) as described below, and (b) the contractual terms of the instrument give rise, on specified dates, to cash flows that are SPPI.

All other debt instruments are measured at FVTPL.

Equity instruments are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset as FVOCI. This election is made on an instrument-by-instrument basis.

140            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Business model assessment

We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:

•

How the economic activities of our businesses generate benefits, for example through trading revenue, enhancing yields or hedging funding or other costs and how such economic activities are evaluated and reported to key management personnel;

•

The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of Management’s Discussion and Analysis, and the activities undertaken to manage those risks;

•	Historical and future expectations of sales of the loans or securities portfolios managed as part of a business model; and
•	The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models fall into three categories, which are indicative of the key strategies used to generate returns:

•

HTC: The objective of this business model is to hold loans and securities to collect contractual principal and interest cash flows. Sales are incidental to this objective and are expected to be insignificant or infrequent.

•	HTC&S: Both collecting contractual cash flows and sales are integral to achieving the objective of the business model.
•	Other fair value business models: These business models are neither HTC nor HTC&S, and primarily represent business models where assets are held-for-trading or managed on a fair value basis.

SPPI assessment

Instruments held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of solely payments of principal and interest. SPPI payments are those which would typically be expected from basic lending arrangements. Principal amounts include par repayments from lending and financing arrangements, and interest primarily relates to basic lending returns, including compensation for credit risk and the time value of money associated with the principal amount outstanding over a period of time. Interest can also include other basic lending risks and costs (for example, liquidity risk, servicing or administrative costs) associated with holding the financial asset for a period of time, and a profit margin.

Where the contractual terms introduce exposure to risk or variability of cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Securities

Trading securities include all securities that are classified as FVTPL by nature and securities designated as FVTPL. Obligations to deliver trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are generally recorded as Trading revenue or Non-interest income – Other. Dividends and interest income accruing on Trading securities are recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

Investment securities include all securities classified as FVOCI and amortized cost. All investment securities are initially recorded at fair value and subsequently measured according to the respective classification.

Investment securities carried at amortized cost are measured using the effective interest method, and are presented net of any allowance for credit losses, calculated in accordance with our policy for Allowance for credit losses, as described below. Interest income, including the amortization of premiums and discounts on securities measured at amortized cost are recorded in interest income. Impairment gains or losses recognized on amortized cost securities are recorded in Provision for credit losses (PCL). When a debt instrument measured at amortized cost is sold, the difference between the sale proceeds and the amortized cost of the security at the time of the sale is recorded as Net gains on Investment securities in Non-interest income.

Debt securities carried at FVOCI are measured at fair value with unrealized gains and losses arising from changes in fair value included in Other components of equity. Impairment gains and losses are included in PCL and correspondingly reduce the accumulated changes in fair value included in Other components of equity. When a debt instrument measured at FVOCI is sold, the cumulative gain or loss is reclassified from Other components of equity to Net gains on Investment securities in Non-interest income.

Equity securities carried at FVOCI are measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Other components of equity and not subsequently reclassified to profit or loss when realized. Dividends from FVOCI equity securities are recognized in Interest income.

We account for all of our securities using settlement date accounting and changes in fair value between the trade date and settlement date are reflected in income for securities measured at FVTPL, and changes in the fair value of securities measured at FVOCI between the trade and settlement dates are recorded in OCI except for changes in foreign exchange rates on debt securities, which are recorded in Non-interest income-Other.

Fair value option

A financial instrument with a reliably measurable fair value can be designated as FVTPL (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing. The fair value option can be used for financial assets if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing related gains and losses on a different basis (an accounting mismatch). The fair value option can be elected for financial liabilities if: (i) the election eliminates an accounting mismatch; (ii) the financial liability is part of a portfolio that is managed on a fair value basis, in accordance with a documented risk management or investment strategy; or (iii) there is an embedded derivative in the financial or non-financial host contract and the derivative is not closely related to the host contract. These instruments cannot be reclassified out of the FVTPL category while they are held or issued.

Financial assets designated as FVTPL are recorded at fair value and any unrealized gain or loss arising due to changes in fair value is included in Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial asset.

Financial liabilities designated as FVTPL are recorded at fair value and fair value changes attributable to changes in our own credit risk are recorded in OCI. Own credit risk amounts recognized in OCI will not be reclassified subsequently to net income. The remaining fair value changes not attributable to changes in our own credit risk are recorded in Trading revenue or

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Non-interest income – Other, depending on our business purpose for holding the financial liability. Upon initial recognition, if we determine that presenting the effects of own credit risk changes in OCI would create or enlarge an accounting mismatch in net income, the full fair value change in our debt designated as FVTPL is recognized in net income. To make that determination, we assess whether we expect that the effects of changes in the liability’s credit risk will be offset in profit or loss by a change in the fair value of another financial instrument measured at FVTPL. Such an expectation is based on an economic relationship between the characteristics of the liability and the characteristics of the other financial instrument. The determination is made at initial recognition and is not reassessed. To determine the fair value adjustments on our debt instruments designated as FVTPL, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using our effective funding rate at the beginning and end of the period.

Determination of fair value

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating all factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses the adequacy of governance structures and control processes for the valuation of these instruments.

We have established policies, procedures and controls for valuation methodologies and techniques to ensure that fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. We give priority to those third-party pricing services and prices having the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders’ or system values, to other pricing service values and, when available, to actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually our model risk profile is reported to the Board of Directors.

IFRS 13 Fair Value Measurement permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine the fair value of certain portfolios of financial instruments, primarily derivatives, based on a net exposure to market or credit risk.

We record valuation adjustments to appropriately reflect counterparty credit quality of our derivative portfolio, differences between the actual counterparty collateral discount curve and standard overnight index swap (OIS) discounting for collateralized derivatives, funding valuation adjustments (FVA) for uncollateralized and under-collateralized over-the-counter (OTC) derivatives, unrealized gains or losses at inception of the transaction, bid-offer spreads, unobservable parameters and model limitations. These adjustments may be subjective as they require significant judgment in the input selection, such as implied probability of default (PD) and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value, previously estimated using management judgment. Valuation adjustments may therefore impact unrealized gains and losses recognized in Non-interest income – Trading revenue or Other.

Valuation adjustments are recorded for the credit risk of our derivative portfolios in order to arrive at their fair values. Credit valuation adjustments (CVA) take into account our counterparties’ creditworthiness, the current and potential future mark-to-market of transactions and the effects of credit mitigants such as master netting and collateral agreements. CVA amounts are derived from estimates of exposure at default (EAD), PD, recovery rates on a counterparty basis and market and credit factor correlations. EAD is the value of expected derivative related assets and liabilities at the time of default, estimated through modelling using underlying risk factors. PD is implied from the market prices for credit protection and the credit ratings of the counterparty. When market data is unavailable, it is estimated by incorporating assumptions and adjustments that market participants would use for determining fair value using these inputs. Correlation is the statistical measure of how credit and market factors may move in relation to one another. Correlation is estimated using historical data. CVA is calculated daily and changes are recorded in Non-interest income – Trading revenue.

FVA are also calculated to incorporate the cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Where required, a valuation adjustment is made to reflect the unrealized gain or loss at inception of a financial instrument contract where the fair value of that financial instrument is not obtained from a quoted market price or cannot be evidenced by other observable market transactions based on a valuation technique incorporating observable market data.

A bid-offer valuation adjustment is required when a financial instrument is valued at the mid-market price, instead of the bid or offer price for asset or liability positions, respectively. The valuation adjustment takes into account the spread from the mid-market price to either the bid or offer price.

142            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Some valuation models require parameter calibration from such factors as market observable option prices. The calibration of parameters may be sensitive to factors such as the choice of instruments or optimization methodology. A valuation adjustment is also estimated to mitigate the uncertainties of parameter calibration and model limitations.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required in the determination of the model used, the selection of model inputs, and in some cases the application of valuation adjustments to the model value or quoted price for inactively traded financial instruments, as the selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Loans

Loans are debt instruments recognized initially at fair value and are subsequently measured in accordance with the Classification of financial assets policy provided above. The majority of our loans are carried at amortized cost using the effective interest method, which represents the gross carrying amount less allowance for credit losses.

Interest on loans is recognized in Interest income using the effective interest method. The estimated future cash flows used in this calculation include those determined by the contractual term of the asset and all fees that are considered to be integral to the effective interest rate. Also included in this amount are transaction costs and all other premiums or discounts. Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is a reasonable expectation that a loan will be originated, commitment and standby fees are also recognized as interest income over the expected term of the resulting loans using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized into Non-interest income over the commitment or standby period. Future prepayment fees on mortgage loans are not included as part of the effective interest rate at origination. If prepayment fees are received on a renewal of a mortgage loan before maturity, the fee is included as part of the effective interest rate, and if not renewed, the prepayment fee is recognized in interest income at the prepayment date.

For loans carried at amortized cost or FVOCI, impairment losses are recognized at each balance sheet date in accordance with the three-stage impairment model outlined below.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include loans, debt securities, interest-bearing deposits with banks, customers’ liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. ACL on loans measured at amortized cost is presented in Allowance for loan losses. ACL on debt securities measured at FVOCI is presented in Other components of equity. Other financial assets carried at amortized cost are presented net of ACL on our Consolidated Balance Sheets.

Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments. ACL on off-balance sheet items is separately calculated and included in Other Liabilities – Provisions.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

•	Performing financial assets
•

Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.

•

Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.

•	Impaired financial assets
•

Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

Increases or decreases in the required ACL attributable to model changes and new originations, sales or maturities, and changes in risk, parameters and exposures due to changes in loss expectations or stage transfers are recorded in PCL. Write-offs and recoveries of amounts previously written off are recorded against ACL.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

stages and the application of forward looking information. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

Measurement of expected credit losses

Expected credit losses are based on a range of possible outcomes and consider all available reasonable and supportable information including internal and external ratings, historical credit loss experience, and expectations about future cash flows. The measurement of expected credit losses is based primarily on the product of the instrument’s PD, loss given default (LGD), and EAD discounted to the reporting date. The main difference between Stage 1 and Stage 2 expected credit losses for performing financial assets is the respective calculation horizon. Stage 1 estimates project PD, LGD and EAD over a maximum period of 12 months while Stage 2 estimates project PD, LGD and EAD over the remaining lifetime of the instrument.

An expected credit loss estimate is produced for each individual exposure. Relevant parameters are modeled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment is exercised in determining the final expected credit losses.

For a small percentage of our portfolios which lack detailed historical information and/or loss experience, we apply simplified measurement approaches that may differ from what is described above. These approaches have been designed to maximize the available information that is reliable and supportable for each portfolio and may be collective in nature.

Expected credit losses are discounted to the reporting period date using the effective interest rate.

Expected life

For instruments in Stage 2 or Stage 3, loss allowances reflect expected credit losses over the expected remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life.

An exemption is provided for certain instruments with the following characteristics: (a) the instrument includes both a loan and undrawn commitment component; (b) we have the contractual ability to demand repayment and cancel the undrawn commitment; and (c) our exposure to credit losses is not limited to the contractual notice period. For products in scope of this exemption, the expected life may exceed the remaining contractual life and is the period over which our exposure to credit losses is not mitigated by our normal credit risk management actions. This period varies by product and risk category and is estimated based on our historical experience with similar exposures and consideration of credit risk management actions taken as part of our regular credit review cycle. Products in scope of this exemption include credit cards, overdraft balances and certain revolving lines of credit. Judgment is required in determining the instruments in scope for this exemption and estimating the appropriate remaining life based on our historical experience and credit risk mitigation practices.

Assessment of significant increase in credit risk

The assessment of significant increase in credit risk requires significant judgment. Movements between Stage 1 and Stage 2 are based on whether an instrument’s credit risk as at the reporting date has increased significantly relative to the date it was initially recognized. For the purposes of this assessment, credit risk is based on an instrument’s lifetime PD, not the losses we expect to incur. The assessment is generally performed at the instrument level.

Our assessment of significant increases in credit risk is performed at least quarterly based on three factors. If any of the following factors indicates that a significant increase in credit risk has occurred, the instrument is moved from Stage 1 to Stage 2:

(1)	We have established thresholds for significant increases in credit risk based on both a percentage and absolute change in lifetime PD relative to initial recognition. For our wholesale portfolio, a decrease in the borrower’s risk rating is also required to determine that credit risk has increased significantly.
(2)	Additional qualitative reviews are performed to assess the staging results and make adjustments, as necessary, to better reflect the positions whose credit risk has increased significantly.
(3)	Instruments which are 30 days past due are generally considered to have experienced a significant increase in credit risk, even if our other metrics do not indicate that a significant increase in credit risk has occurred.

The thresholds for movement between Stage 1 and Stage 2 are symmetrical. After a financial asset has transferred to Stage 2, if its credit risk is no longer considered to have significantly increased relative to its initial recognition, the financial asset will move back to Stage 1.

For certain instruments with low credit risk as at the reporting date, it is presumed that credit risk has not increased significantly relative to initial recognition. Credit risk is considered to be low if the instrument has a low risk of default, and the borrower has the ability to fulfill their contractual obligations both in the near term and in the longer term, including periods of adverse changes in the economic or business environment. Certain interest-bearing deposits with banks, assets purchased under reverse repurchase agreements, insurance policy loans, and liquidity facilities extended to our multi-seller conduits have been identified as having low credit risk.

Use of forward-looking information

The measurement of expected credit losses for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment.

The PD, LGD and EAD inputs used to estimate Stage 1 and Stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five year period, subsequently reverting to long-run averages. Macroeconomic variables used in our expected credit loss models include, but are not limited to, unemployment rates, gross domestic product growth rates, equity return indices, commodity prices, and Canadian housing prices. Depending on their usage in the models, macroeconomic variables may be projected at a country, province/state or more granular level.

Our estimation of expected credit losses in Stage 1 and Stage 2 is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios. Our base case scenario is based on macroeconomic forecasts published

144            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

by our internal economics group. Upside and downside scenarios vary relative to our base case scenario based on reasonably possible alternative macroeconomic conditions. Additional and more severe downside scenarios are designed to capture a broader range of potential credit losses in certain sectors. Scenario design, including the identification of additional downside scenarios, occurs at least on an annual basis and more frequently if conditions warrant.

Scenarios are designed to capture a wide range of possible outcomes and weighted according to our best estimate of the relative likelihood of the range of outcomes that each scenario represents. Scenario weights take into account historical frequency, current trends, and forward-looking conditions and are updated on a quarterly basis. All scenarios considered are applied to all portfolios subject to expected credit losses with the same probabilities.

Our assessment of significant increases in credit risk is based on changes in probability-weighted forward-looking lifetime PDs as at the reporting date, using the same macroeconomic scenarios as the calculation of expected credit losses.

Definition of default

The definition of default used in the measurement of expected credit losses is consistent with the definition of default used for our internal credit risk management purposes. Our definition of default may differ across products and consider both quantitative and qualitative factors, such as the terms of financial covenants and days past due. For retail and wholesale borrowers, except as detailed below, default occurs when the borrower is more than 90 days past due on any material obligation to us, and/or we consider the borrower unlikely to make their payments in full without recourse action on our part, such as taking formal possession of any collateral held. For certain credit card balances, default occurs when payments are 180 days past due. For these balances, the use of a period in excess of 90 days past due is reasonable and supported by observable data on write-off and recovery rates experienced on historical credit card portfolios. The definition of default used is applied consistently from period to period and to all financial instruments unless it can be demonstrated that circumstances have changed such that another definition of default is more appropriate.

Credit-impaired financial assets (Stage 3)

Financial assets are assessed for credit-impairment at each balance sheet date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. An asset that is in Stage 3 will move back to Stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired. The asset will transfer back to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly from initial recognition, which could occur during the same reporting period as the transfer from Stage 3 to Stage 2.

When a financial asset has been identified as credit-impaired, expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the instrument’s original effective interest rate. For impaired financial assets with drawn and undrawn components, expected credit losses also reflect any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument.

When a financial asset is credit-impaired, interest ceases to be recognized on the regular accrual basis, which accrues income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original effective interest rate to the amortized cost of the asset, which is the gross carrying amount less the related ACL. Following impairment, interest income is recognized on the unwinding of the discount from the initial recognition of impairment.

ACL for credit-impaired loans in Stage 3 are established at the borrower level, where losses related to impaired loans are identified on individually significant loans, or collectively assessed and determined through the use of portfolio-based rates, without reference to particular loans.

Individually assessed loans (Stage 3)

When individually significant loans are identified as impaired, we reduce the carrying value of the loans to their estimated realizable value by recording an individually assessed ACL to cover identified credit losses. The individually assessed ACL reflects the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and the impact of time delays in collecting principal and/or interest (time value of money). The estimated realizable value for each individually significant loan is the present value of expected future cash flows discounted using the original effective interest rate for each loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the estimated realizable amount may be determined using observable market prices for comparable loans, the fair value of collateral underlying the loans, and other reasonable and supported methods based on management judgment.

Individually-assessed allowances are established in consideration of a range of possible outcomes, which may include macroeconomic or non-macroeconomic scenarios, to the extent relevant to the circumstances of the specific borrower being assessed. Assumptions used in estimating expected future cash flows reflect current and expected future economic conditions and are generally consistent with those used in Stage 1 and Stage 2 measurement.

Significant judgment is required in assessing evidence of credit-impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Collectively assessed loans (Stage 3)

Loans that are collectively assessed are grouped on the basis of similar risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors.

The collectively-assessed ACL reflects: (i) the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and (ii) the impact of time delays in collecting principal and/or interest (time value of money).

The expected principal and interest collection is estimated on a portfolio basis and references historical loss experience of comparable portfolios with similar credit risk characteristics, adjusted for the current environment and expected future conditions. A portfolio specific coverage ratio is applied against the impaired loan balance in determining the collectively-assessed ACL. The time value of money component is calculated by using the discount factors applied to groups of loans sharing

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

common characteristics. The discount factors represent the expected recovery pattern of the comparable group of loans, and reflect the historical experience of these groups adjusted for current and expected future economic conditions and/or industry factors. Significant judgment is required in assessing evidence of impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Write-off of loans

Loans and the related ACL are written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, they are generally written off after receipt of any proceeds from the realization of collateral. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write off may be earlier. For credit cards, the balances and related ACL are generally written off when payment is 180 days past due. Personal loans are generally written off at 150 days past due.

Modifications

The original terms of a financial asset may be renegotiated or otherwise modified, resulting in changes to the contractual terms of the financial asset that affect the contractual cash flows. The treatment of such modifications is primarily based on the process undertaken to execute the renegotiation and the nature and extent of the expected changes. In the normal course of business, modifications which are performed for credit reasons, primarily related to troubled debt restructurings, are generally treated as modifications of the original financial asset. Modifications which are performed for other than credit reasons are generally considered to be an expiry of the original cash flows; accordingly, such renegotiations are treated as a derecognition of the original financial asset and recognition of a new financial asset.

If a modification of terms does not result in derecognition of the financial asset, the carrying amount of the financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows, discounted at the original effective interest rate and a gain or loss is recognized. The financial asset continues to be subject to the same assessments for significant increase in credit risk relative to initial recognition and credit-impairment, as described above. A modified financial asset will transfer out of Stage 3 if the conditions that led to it being identified as credit-impaired are no longer present and relate objectively to an event occurring after the original credit-impairment was recognized. A modified financial asset will transfer out of Stage 2 when it no longer satisfies the relative thresholds set to identify significant increases in credit risk, which are based on changes in its lifetime PD, days past due and other qualitative considerations. The financial asset continues to be monitored for significant increases in credit risk and credit-impairment.

If a modification of terms results in derecognition of the original financial asset and recognition of the new financial asset, the new financial asset will generally be recorded in Stage 1, unless it is determined to be credit-impaired at the time of the renegotiation. For the purposes of assessing for significant increases in credit risk, the date of initial recognition for the new financial asset is the date of the modification.

Derivatives

When derivatives are embedded in other financial instruments or host contracts, such combinations are known as hybrid instruments. Some of the cash flows of a hybrid instrument vary in a way similar to a stand-alone derivative. If the host contract is a financial asset within the scope of IFRS 9, the classification and measurement criteria are applied to the entire hybrid instrument as described in the Classification of financial assets section of Note 2. If the host contract is a financial liability or an asset that is not within the scope of IFRS 9, embedded derivatives are separately recognized if the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract, unless an election has been made to elect the fair value option, as described above. The host contract is accounted for in accordance with the relevant standards.

Derivatives are primarily used in trading activities. Derivatives are also used to manage our exposure to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate and foreign exchange swaps, options, futures and forward rate agreements, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value.

When derivatives are used in trading activities, the realized and unrealized gains and losses on these derivatives are recognized in Trading revenue in Non-interest income. Derivatives with positive fair values are reported as Derivative assets and derivatives with negative fair values are reported as Derivative liabilities. In accordance with our policy for offsetting financial assets and financial liabilities, the net fair value of certain derivative assets and liabilities are reported as an asset or liability, as appropriate. Valuation adjustments are included in the fair value of Derivative assets and Derivative liabilities. Premiums paid and premiums received are shown in Derivative assets and Derivative liabilities, respectively.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed in the Hedge accounting section below.

Derecognition of financial assets

Financial assets are derecognized from our Consolidated Balance Sheets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements or when we transfer our contractual rights to receive the cash flows and substantially all of the risk and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

Management’s judgment is applied in determining whether the contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive cash flows on the assets but assume an obligation to pay for those cash flows. We derecognize transferred financial assets if we transfer substantially all the risks and rewards of the ownership in the assets. When assessing whether we have transferred substantially all of the risk and rewards of the transferred assets, management considers the Bank’s exposure before and after the transfer with the variability in the amount and timing of the net

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cash flows of the transferred assets. In transfers in which we retain the servicing rights, management has applied judgment in assessing the benefits of servicing against market expectations. When the benefits of servicing are greater than fair value, a servicing asset is recognized in Other assets in our Consolidated Balance Sheets. When the benefits of servicing are less than fair value, a servicing liability is recognized in Other liabilities in our Consolidated Balance Sheets.

Derecognition of financial liabilities

We derecognize a financial liability from our Consolidated Balance Sheets when our obligation specified in the contract expires, or is discharged or cancelled. We recognize the difference between the carrying amount of a financial liability transferred and the consideration paid in our Consolidated Statements of Income.

Interest

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income for all interest-bearing financial instruments. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Dividend income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

Transaction costs

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. For other financial instruments, transaction costs are capitalized on initial recognition. For financial assets and financial liabilities measured at amortized cost, capitalized transaction costs are amortized through net income over the estimated life of the instrument using the effective interest method. For financial assets measured at FVOCI that do not have fixed or determinable payments and no fixed maturity, capitalized transaction costs are recognized in net income when the asset is derecognized or becomes impaired.

Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset on the balance sheet when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. We monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We have the right to liquidate the collateral held in the event of counterparty default. Reverse repurchase agreements are treated as collateralized lending transactions. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, our Consolidated Balance Sheets, respectively, unless the risks and rewards of ownership are obtained or relinquished.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold, except when they are classified or designated as FVTPL and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements designated as FVTPL are included in Trading revenue or Other in Non-interest income.

Hedge accounting

We have elected to continue to apply the hedge accounting principles under IAS 39 instead of those under IFRS 9.

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. We assess, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments are ‘highly effective’ in offsetting changes in the fair value or cash flows of the hedged items. A hedge is regarded as highly effective only if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and (ii) actual results of the hedge are within a pre-determined range. We perform effectiveness testing to demonstrate that the relationship has been and is expected to be effective over the remaining term of the hedge. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. Hedge accounting is discontinued when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument or hedged item is terminated or sold, or the forecast transaction is no longer deemed highly probable. Refer to Note 8 for the fair value of derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Until the hedging relationships impacted by the Reform fully transition to ABRs, our prospective effectiveness testing is based on existing hedged cash flows or hedged risks and any ineffectiveness arising from retrospective testing does not result in a discontinuation of the hedge. Additionally, effectiveness testing is applied separately to hedged items referencing IBORs and those referencing ABRs, in accordance with the Amendments. Subsequently, when these relationships fully transition to ABRs, and provided qualifying criteria are met, we will amend the related hedge documentation for the ABR risk, including consequential changes to the description of the hedging instrument(s), the hedged item(s), and the method for assessing hedge effectiveness, without discontinuing the existing hedging relationships.

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Fair value hedges

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the expected remaining life of the hedged items.

We predominantly use interest rate swaps to hedge our exposure to changes in a fixed interest rate instrument’s fair value caused by changes in interest rates. Until the hedging relationships impacted by the Reform fully transition to ABRs, we apply hedge accounting to IBOR rates which may not be contractually specified when that rate is separately identifiable and reliably measurable at inception of the hedge relationship.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI and reclassified to profit or loss as the associated hedged forecast transaction occurs, while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the cumulative amounts previously recognized in OCI are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Unrealized gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early, or when the forecast transaction is no longer expected to occur.

We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable-rate asset or liability. Until the hedging relationships impacted by the Reform fully transition to ABRs, we treat the highly probable hedged IBOR based cash flows of groups of similar assets or liabilities with similar risk characteristics as unchanged as a result of the Reform. In addition, associated cash flow hedge reserves are not recycled into net income solely due to changes related to the transition from IBORs to ABRs. Subsequently, when some items in the group transition to ABRs before other items, the individual hedged items are allocated to subgroups based on the benchmark interest rate being hedged. We test hedge effectiveness based on the defined subgroups, in accordance with the Amendments, if eligibility requirements are met. If a subgroup fails the eligibility requirements, we would discontinue hedge accounting prospectively for the hedging relationship in its entirety.

Net investment hedges

In hedging our foreign currency exposure to a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts, or a portion thereof, previously recognized in Other components of equity are recognized in Net income on the disposal, or partial disposal, of the foreign operation.

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in foreign operations having a functional currency other than the Canadian dollar.

Guarantees

Financial guarantee contracts are contracts that contingently require us to make specified payments (in cash, other assets, our own shares or provision of services) to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. Financial guarantees are subsequently remeasured at the higher of (i) the amount of expected credit losses and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized.

If the financial guarantee contract meets the definition of a derivative, it is measured at fair value at each balance sheet date and reported under Derivatives on our Consolidated Balance Sheets.

Insurance and segregated funds

Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as FVOCI instruments and amortized cost instruments, except for investments supporting the policy benefit liabilities on life and health insurance contracts and a portion of property and casualty contracts. These are designated as FVTPL with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change.

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Reinsurance recoverables, which relate to paid benefits and unpaid claims, are included in Other assets.

Acquisition costs for new insurance contracts consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new contracts. Deferred acquisition costs for life insurance products are implicitly

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recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue an insurance contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying segregated fund assets are registered in our name but the segregated fund policyholders bear the risks and rewards of the funds’ investment performance. Liabilities for these contracts are calculated based on contractual obligations using actuarial assumptions and are at least equivalent to the surrender or transfer value calculated by reference to the value of the relevant underlying funds or indices. Segregated funds’ assets and liabilities are separately presented on our Consolidated Balance Sheets. As the segregated fund policyholders bear the risks and rewards of the funds’ performance, investment income earned by the segregated funds and expenses incurred by the segregated funds are offset and are not separately presented in our Consolidated Statements of Income. Fee income we earn from segregated funds includes management fees, mortality, policy administration and surrender charges, and these fees are recorded in Non-interest income – Insurance premiums, investment and fee income. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities.

Liability adequacy tests are performed for all insurance contract portfolios at each balance sheet date to ensure the adequacy of insurance contract liabilities. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. When the test results indicate that there is a deficiency in liabilities, the deficiency is charged immediately to our Consolidated Statements of Income by writing down the deferred acquisition costs in Other assets and/or increasing Insurance claims and policy benefit liabilities.

Employee benefits – Pensions and other post-employment benefits

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year’s service, net interest on the net defined benefit liability (asset), past service cost and gains or losses on settlement. Remeasurements of the net defined benefit obligation, which comprise actuarial gains and losses and return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in OCI in the period in which they occur. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Amounts recognized in OCI will not be reclassified subsequently to net income. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment and is charged immediately to income.

For each defined benefit pension plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in Other liabilities – Employee benefit liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Other assets –Employee benefit assets on our Consolidated Balance sheets.

The calculation of defined benefit expenses and obligations requires significant judgment as the recognition is dependent on discount rates and various actuarial assumptions such as healthcare cost trend rates, projected salary increases, retirement age and mortality and termination rates. Due to the long-term nature of these plans, such estimates and assumptions are subject to inherent risks and uncertainties. For our pension and other post-employment benefit plans, the discount rate is determined by reference to market yields on high quality corporate bonds. Since the discount rate is based on currently available yields, and involves management’s assessment of market liquidity, it is only a proxy for future yields. Actuarial assumptions, set in accordance with current practices in the respective countries of our plans, may differ from actual experience as country specific statistics are only estimates of future employee behaviour. These assumptions are determined by management and are reviewed by actuaries at least annually. Changes to any of the above assumptions may affect the amounts of benefits obligations, expenses and remeasurements that we recognize.

Our contributions to defined contribution pension plans are expensed when employees have rendered services in exchange for such contributions. Defined contribution pension expense is included in Non-interest expense – Human resources.

Share-based compensation

We offer share-based compensation plans to certain key employees and to our non-employee directors.

To account for stock options granted to employees, compensation expense is recognized over the applicable vesting period with a corresponding increase in equity. Fair value is determined by using option valuation models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. When the options are exercised, the exercise price proceeds together with the amount initially recorded in equity are credited to common shares. Our other share-based compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The obligations for the Plans are accrued over their vesting periods. The Plans are settled in cash.

For cash-settled awards, our accrued obligations are adjusted to their fair value at each balance sheet date. For share-settled awards, our expected obligations recognized in equity are based on the fair value of our common shares at the date of grant. Changes in our obligations, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities for cash-settled awards and in Retained earnings for share-settled awards. Compensation expense is recognized in the year the awards are earned by plan participants based on the vesting schedule of the relevant plans, net of estimated forfeitures.

The compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

Income tax comprises current tax and deferred tax and is recognized in our Consolidated Statements of Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise, calculated using tax rates enacted or substantively enacted by the balance sheet date. Deferred

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. A deferred income tax asset or liability is determined for each temporary difference, except for earnings related to our subsidiaries, branches, associates and interests in joint ventures where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal. Deferred tax assets and liabilities are determined based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Current tax assets and liabilities are offset when they are levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax reporting group (which intends to settle on a net basis), and when there is a legal right to offset. Deferred tax assets and liabilities are offset when the same conditions are satisfied. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, this causes the income tax provision to be different from what it would be if based on statutory rates.

Deferred income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets and Other liabilities. On a quarterly basis, we review our deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence.

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authorities. Significant judgment is required in the interpretation of the relevant tax laws and in assessing the probability of acceptance of our tax positions to determine our tax provision, which includes our best estimate of uncertain tax positions that are under audit or appeal by the relevant tax authorities. We perform a review on a quarterly basis to incorporate our best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of our tax positions by the relevant tax authorities.

The determination of our deferred tax asset or liability also requires significant management judgment as the recognition is dependent on our projection of future taxable profits and tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in our projection will result in changes in deferred tax assets or liabilities on our Consolidated Balance Sheets, and also deferred tax expense on our Consolidated Statements of Income.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the acquisition method. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Identifiable intangible assets are recognized separately from goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired on the date of acquisition.

Goodwill

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually as at August 1, or more frequently if there are objective indicators of impairment, by comparing the recoverable amount of a cash-generating unit (CGU) with its carrying amount. The recoverable amount of a CGU is the higher of its value in use (VIU) and its fair value less costs of disposal (FVLCD). VIU is the present value of the expected future cash flows from a CGU. FVLCD is the amount obtainable from the sale of a CGU in an orderly transaction between market participants, less disposal costs. The fair value of a CGU is estimated using valuation techniques such as a discounted cash flow method, adjusted to reflect the considerations of a prospective third-party buyer. External evidence such as binding sale agreements or recent transactions for similar businesses within the same industry is considered to the extent that it is available.

Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, in particular future cash flows, discount rates and terminal growth rates, due to the uncertainty in the timing and amount of cash flows and the forward-looking nature of these inputs. Future cash flows are based on financial plans agreed by management which are estimated based on forecast results, business initiatives, planned capital investments and returns to shareholders. Discount rates are based on the bank-wide cost of capital, adjusted for CGU-specific risks and currency exposure as reflected by differences in expected inflation. Bank-wide cost of capital is based on the Capital Asset Pricing Model. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation). Terminal growth rates are based on the long-term steady state growth expectations in the countries within which the CGU operates. If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired, with any such impairment loss recognized in Non-interest expense.

The carrying amount of a CGU includes the carrying amount of assets, liabilities and goodwill allocated to the CGU. If the recoverable amount is less than the carrying value, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other non-financial assets of the CGU proportionately based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

Upon disposal of a portion of a CGU, the carrying amount of goodwill related to the portion of the CGU sold is included in the determination of gains or losses on disposal. The carrying amount is determined based on the relative fair value of the disposed portion to the total CGU.

Other intangibles

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. Intangible assets acquired through a business combination are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Research and development costs that are not eligible for capitalization are expensed. After initial recognition, an intangible asset

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is carried at its cost less any accumulated amortization and accumulated impairment losses, if any. Intangible assets with a finite-life are amortized on a straight-line basis over their estimated useful lives as follows: computer software – 3 to 10 years; and customer relationships – 10 to 20 years. We do not have any intangible assets with indefinite lives.

Intangible assets are assessed for indicators of impairment at each reporting period. If there is an indication that an intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss was recognized. If an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment.

Due to the subjective nature of these estimates, significant judgment is required in determining the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. Estimates of the recoverable amounts of our intangible assets rely on certain key inputs, including future cash flows and discount rates. Future cash flows are based on sales projections and allocated costs which are estimated based on forecast results and business initiatives. Discount rates are based on the bank-wide cost of capital, adjusted for asset-specific risks. Changes in these assumptions may impact the amount of impairment loss recognized in Non-interest expense.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in Non-interest income in the Consolidated Statements of Income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars at historical rates.

Assets and liabilities of our foreign operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the reporting period.

Unrealized gains or losses arising as a result of the translation of our foreign operations along with the effective portion of related hedges are reported in Other components of equity on an after-tax basis. Upon disposal or partial disposal of a foreign operation, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Premises and equipment

Premises and equipment includes land, buildings, leasehold improvements, computer equipment, furniture, fixtures and other equipment, and are stated at cost less accumulated depreciation, except for land which is not depreciated, and accumulated impairment losses. Cost comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and the initial estimate of any disposal costs. Depreciation is recorded principally on a straight–line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 5 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Depreciation methods, useful lives, and residual values are reassessed at each reporting period and adjusted as appropriate. Gains and losses on disposal are recorded in Non–interest income.

Premises and equipment are assessed for indicators of impairment at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount.

After the recognition of impairment, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the carrying amount of the asset is revised to the lower of the asset’s recoverable amount and the carrying amount that would have been determined (net of depreciation) had there been no prior impairment loss. The depreciation charge in future periods is adjusted to reflect the revised carrying amount.

Right-of-use assets are also included in premises and equipment.

Leasing

At inception of a contract, we assess whether a contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to obtain substantially all of the economic benefits from, and direct the use of, an identified asset for a period of time in return for consideration.

When we are the lessee in a lease arrangement, we initially record a right-of-use asset and corresponding lease liability, except for short-term leases and leases of low-value assets. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are unspecialized, common, technologically unsophisticated, widely available, and widely used non-infrastructure assets. For short-term leases and leases of low-value assets, we record the lease payments as an operating expense on a straight-line basis over the lease term.

Where we are reasonably certain to exercise extension and termination options, they are included in the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at our incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method, recorded in Interest expense.

The right-of-use asset is initially measured based on the initial amount of the lease liability, adjusted for lease payments made on or before the commencement date, initial direct costs incurred, and an estimate of costs to dismantle, remove, or restore the asset, less any lease incentives received. Costs related to dismantling and removing leasehold improvements are capitalized as part of the leasehold improvement asset (rather than the right-of-use asset of the lease) when the leasehold improvements are separately capitalized.

The right-of-use asset is depreciated to the earlier of the lease term and the useful life, unless ownership will transfer to RBC or we are reasonably certain to exercise a purchase option, in which case the useful life of the right-of-use asset is used. We apply IAS 36 Impairment of assets to determine whether a right-of-use asset is impaired and account for any identified impairment loss as described in the premises and equipment accounting policies above.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            151

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, asset retirement obligations and other items.

We are required to estimate the results of ongoing legal proceedings, and expenses to be incurred to dispose of capital assets. The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. It may not be possible to predict the resolution of these matters or the timing of their ultimate resolution. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized. Where appropriate, we apply judgment in limiting the extent of our provisions-related disclosures as not to prejudice our positions in matters of dispute.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, such as an insurer, a separate asset is recognized if it is virtually certain that reimbursement will be received.

Commissions and fees

Commissions and fees primarily relate to Investment management and custodial fees, Mutual fund revenue, Securities brokerage commissions, Services charges, Underwriting and other advisory fees, Card service revenue and Credit fees, and are recognized based on the applicable service contracts with customers.

Investment management and custodial fees and Mutual fund revenue are generally calculated as a percentage of daily or period-end net asset values (NAV) based on the terms of the contract with customers and are received monthly, quarterly, semiannually or annually, depending on the terms of the contract. Investment management and custodial fees are generally derived from assets under management (AUM) when our clients solicit the investment capabilities of an investment manager or from assets under administration (AUA) where the investment strategy is directed by the client or a designated third-party manager. Mutual fund revenue is derived from the daily NAV of the mutual funds. Investment management and custodial fees and Mutual fund revenue are recognized over time when the service is provided to the customer, provided that it is highly probable that a significant reversal in the amount of revenue recognized will not occur.

Commissions earned on Securities brokerage services and Service charges that are related to the provision of specific transaction-type services are recognized when the service is fulfilled. Where services are provided over time, revenue is recognized as the services are provided.

Underwriting and other advisory fees primarily relate to underwriting of new issuances of debt or equity and various advisory services. Underwriting fees are generally expressed as a percentage of the funds raised through issuance and are recognized when the service has been completed. Advisory fees vary depending on the scope and type of engagement and can be fixed in nature or contingent on a future event. Advisory fees are recognized over the period in which the service is provided and are recognized only to the extent that it is highly probable that a significant reversal in the amount of revenue will not occur.

Card service revenue primarily includes interchange revenue and annual card fees. Interchange revenue is calculated as a fixed percentage of the transaction amount and recognized when the card transaction is settled. Annual card fees are fixed fees and are recognized over a 12 month period.

Credit fees are primarily earned for arranging syndicated loans and making credit available on undrawn facilities. The timing of the recognition of credit fees varies based on the nature of the services provided.

When service fees and other costs are incurred in relation to commissions and fees earned, we record these costs on a gross basis in either Non-interest expense – Other or Non-interest expense – Human resources based on our assessment of whether we have primary responsibility to fulfill the contract with the customer and have discretion in establishing the price for the commissions and fees earned, which may require judgment.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and distributions on other equity instruments, any gains (losses) on redemption of preferred shares and other equity instruments net of related income taxes and the net income attributable to non-controlling interests.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. For contracts that may be settled in cash or in common shares at our option, diluted earnings per share is calculated based on the assumption that such contracts will be settled in shares. Income and expenses associated with these types of contracts are excluded from the Net income available to common shareholders, and the additional number of shares that would be issued is included in the diluted earnings per share calculation. This included certain convertible shares with the conversion assumed to have taken place at the beginning of the period or on the date of issue, if later. For stock options whose exercise price is less than the average market price of our common shares, using the treasury stock method, they are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Share capital and other equity instruments

We classify a financial instrument that we issue as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

152            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Our common shares held by us are classified as treasury shares in equity and accounted for at weighted average cost. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recognized in Retained earnings. Financial instruments issued by us are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income. For compound instruments comprised of both liability and equity components, the liability component is initially measured at fair value with any residual amount assigned to the equity component.

Future changes in accounting policy and disclosure

The following standards have been issued, but are not yet effective for us.

IFRS 17 Insurance Contracts (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive global insurance standard which provides guidance on the recognition, measurement, presentation and disclosures of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three approaches. In June 2020, the IASB issued amendments to IFRS 17, including deferral of the effective date by two years. This new standard will be effective for us on November 1, 2023 and will be applied retrospectively with restatement of comparatives unless impracticable. We are currently assessing the impact of adopting this standard and the amendments on our Consolidated Financial Statements.

Note 3 Fair value of financial instruments

Carrying value and fair value of financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Embedded derivatives are presented on a combined basis with the host contracts. For measurement purposes, they are carried at fair value when conditions requiring separation are met.

	As at October 31, 2021
	Carrying value and fair value				Carrying value	Fair value

(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$56,896	$–	$–	$22,742	$22,742	$79,638	$79,638
Securities
Trading	125,801	13,439	–	–	–	–	139,240	139,240
Investment, net of applicable allowance	–	–	77,802	533	67,149	66,823	145,484	145,158
	125,801	13,439	77,802	533	67,149	66,823	284,724	284,398
Assets purchased under reverse repurchase agreements and securities borrowed	265,011	–	–	–	42,892	42,892	307,903	307,903
Loans, net of applicable allowance
Retail	–	241	327	–	500,621	502,277	501,189	502,845
Wholesale	8,428	2,769	813	–	204,376	204,683	216,386	216,693
	8,428	3,010	1,140	—	704,997	706,960	717,575	719,538
Other
Derivatives	95,541	–	–	–	–	–	95,541	95,541
Other assets (1)	4,109	–	–	–	58,483	58,483	62,592	62,592
Financial liabilities
Deposits
Personal	$321	$18,328			$343,839	$344,040	$362,488	$362,689
Business and government (2)	739	131,630			563,984	565,106	696,353	697,475
Bank (3)	–	17,251			24,739	24,743	41,990	41,994
	1,060	167,209			932,562	933,889	1,100,831	1,102,158
Other
Obligations related to securities sold short	37,841	–			–	–	37,841	37,841
Obligations related to assets sold under repurchase agreements and securities loaned	–	236,147			26,054	26,054	262,201	262,201
Derivatives	91,439	–			–	–	91,439	91,439
Other liabilities (4)	654	171			64,746	64,749	65,571	65,574
Subordinated debentures	–	–			9,593	9,601	9,593	9,601

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            153

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2020
	Carrying value and fair value				Carrying value	Fair value

(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$21,603	$–	$–	$17,410	$17,410	$39,013	$39,013
Securities
Trading	126,027	10,044	–	–	–	–	136,071	136,071
Investment, net of applicable allowance	–	–	81,395	525	57,823	58,627	139,743	140,547
	126,027	10,044	81,395	525	57,823	58,627	275,814	276,618
Assets purchased under reverse repurchase agreements and securities borrowed	264,394	–	–	–	48,621	48,621	313,015	313,015
Loans, net of applicable allowance
Retail	–	253	260	–	454,429	462,884	454,942	463,397
Wholesale	6,197	2,363	744	–	196,746	198,753	206,050	208,057
	6,197	2,616	1,004	–	651,175	661,637	660,992	671,454
Other
Derivatives	113,488	–	–	–	–	–	113,488	113,488
Other assets (1)	3,414	–	–	–	57,065	57,065	60,479	60,479
Financial liabilities
Deposits
Personal	$104	$17,096			$325,852	$324,804	$343,052	$342,004
Business and government (2)	389	107,466			516,456	518,501	624,311	626,356
Bank (3)	–	18,015			26,507	26,518	44,522	44,533
	493	142,577			868,815	869,823	1,011,885	1,012,893
Other
Obligations related to securities sold short	29,285	–			–	–	29,285	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	–	255,922			18,309	18,309	274,231	274,231
Derivatives	109,927	–			–	–	109,927	109,927
Other liabilities (4)	80	86			65,712	65,719	65,878	65,885
Subordinated debentures	–	–			9,867	10,071	9,867	10,071

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

Financial assets designated as fair value through profit or loss

For our financial assets designated as FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves. For the year ended October 31, 2021, the change in fair value during the period attributable to changes in credit risk for positions still held was a gain of $613 million and the cumulative change in fair value attributable to changes in credit risk for positions still held was a gain of $173 million. For the year ended October 31, 2020 the change in fair value during the period attributable to changes in credit risk for positions still held was a loss of $379 million and the cumulative change in fair value attributable to changes in credit risk for positions still held was a loss of $442 million. As at October 31, 2021, the extent to which credit derivatives or similar instruments mitigate the maximum exposure to credit risk was $484 million (October 31, 2020 – $520 million).

Financial liabilities designated as fair value through profit or loss

For our financial liabilities designated as FVTPL, we take into account changes in our own credit spread and the expected duration of the instrument to measure the change in fair value attributable to changes in credit risk.

	As at or for the year ended October 31, 2021 (1)

	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held
(Millions of Canadian dollars)				During the period	Cumulative (2)
Term deposits
Personal	$18,205	$18,328	$123	$(17)	$72
Business and government (3)	131,830	131,630	(200)	(75)	416
Bank (4)	17,253	17,251	(2)	–	–
	167,288	167,209	(79)	(92)	488
Obligations related to assets sold under repurchase agreements and securities loaned	236,164	236,147	(17)	(8)	–
Other liabilities	171	171	–	–	–
	$403,623	$403,527	$(96)	$(100)	$488

154            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

	As at or for the year ended October 31, 2020 (1)

	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held
(Millions of Canadian dollars)				During the period	Cumulative (2)
Term deposits
Personal	$17,279	$17,096	$(183)	$67	$89
Business and government (3)	106,153	107,466	1,313	281	491
Bank (4)	18,016	18,015	(1)	–	–
	141,448	142,577	1,129	348	580
Obligations related to assets sold under repurchase agreements and securities loaned	255,908	255,922	14	8	8
Other liabilities	86	86	–	–	–
	$397,442	$398,585	$1,143	$356	$588

(1)	There are no significant changes in fair value attributable to changes in credit risk included in net income for positions still held.
(2)	The cumulative change is measured from the initial designation of the liabilities as FVTPL. For the year ended October 31, 2021, $25 million of fair value losses previously included in OCI relate to financial liabilities derecognized during the year (October 31, 2020 – $2 million of fair value gains).
(3)	Business and government term deposits include amounts from regulated deposit-taking institutions other than regulated banks.
(4)	Bank term deposits refer to amounts from regulated banks and central banks.

Net gains (losses) from financial instruments classified and designated as fair value through profit or loss

Financial instruments classified as FVTPL, which includes mainly trading securities, derivatives, trading liabilities, and financial assets and liabilities designated as FVTPL are measured at fair value with realized and unrealized gains and losses recognized in Non-interest income.

	For the year ended

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Net gains (losses) (1)
Classified as fair value through profit or loss (2)	$3,447	$(69)
Designated as fair value through profit or loss (3)	(1,407)	1,533
	$2,040	$1,464
By product line (1)
Interest rate and credit (4)	$1,033	$1,490
Equities	57	(501)
Foreign exchange and commodities	950	475
	$2,040	$1,464

(1)	Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Net losses from financial instruments designated as FVTPL of $14 million (October 31, 2020 – gains of $329 million).
(2)	Excludes derivatives designated in a hedging relationship. Refer to Note 8 for net gains (losses) on these derivatives.
(3)	For the year ended October 31, 2021, $1,408 million of net fair value losses on financial liabilities designated as FVTPL, other than those attributable to changes in our own credit risk, were included in Non-interest income (October 31, 2020 – gains of $1,532 million).
(4)	Includes gains (losses) recognized on cross currency interest rate swaps.

Net interest income from financial instruments

Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the year ended
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$4,551	$8,480
Financial instruments measured at fair value through other comprehensive income	375	957
Financial instruments measured at amortized cost	23,219	25,446
	28,145	34,883
Interest expense (1)
Financial instruments measured at fair value through profit or loss	$2,865	$6,065
Financial instruments measured at amortized cost (3)	5,278	7,983
	8,143	14,048
Net interest income	$20,002	$20,835

(1)	Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Interest income of $576 million (October 31, 2020 – $521 million), and Interest expense of $4 million (October 31, 2020 – $7 million).
(2)	Includes dividend income for the year ended October 31, 2021 of $2,436 million (October 31, 2020 – $2,670 million), which is presented in Interest and dividend income in the Consolidated Statements of Income.
(3)	Includes interest expense on lease liabilities for the year ended October 31, 2021 of $110 million (October 31, 2020 – $123 million).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            155

Note 3 Fair value of financial instruments (continued)

Fee income arising from financial instruments

For the year ended October 31, 2021, we earned $5,583 million in fees from banking services (October 31, 2020 – $5,134 million). For the year ended October 31, 2021, we also earned $15,167 million in fees from investment management, trust, custodial, underwriting, brokerage and other similar fiduciary services to retail and institutional clients (October 31, 2020 – $13,166 million). These fees are included in Non-interest income.

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	October 31, 2021						October 31, 2020
	Fair value measurements using			Netting adjustments		Fair value	Fair value measurements using			Netting adjustments		Fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Financial assets
Interest-bearing deposits with banks	$–	$56,896	$–	$		$56,896	$–	$21,603	$–	$		$21,603
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	8,977	2,380	–			11,357	12,773	3,012	–			15,785
Provincial and municipal	–	11,068	–			11,068	–	11,562	–			11,562
U.S. federal, state, municipal and agencies (1)	215	22,738	25			22,978	1,508	35,029	44			36,581
Other OECD government (2)	2,729	5,730	–			8,459	3,085	3,380	–			6,465
Mortgage-backed securities (1)	–	4	–			4	–	39	–			39
Asset-backed securities
Non-CDO securities (3)	–	891	2			893	–	526	2			528
Corporate debt and other debt	–	23,085	25			23,110	–	21,464	30			21,494
Equities	56,826	3,015	1,530			61,371	39,795	2,561	1,261			43,617
	68,747	68,911	1,582			139,240	57,161	77,573	1,337			136,071
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	1,973	1,730	–			3,703	647	1,894	–			2,541
Provincial and municipal	–	3,132	–			3,132	–	3,233	–			3,233
U.S. federal, state, municipal and agencies (1)	12	34,815	–			34,827	160	38,364	–			38,524
Other OECD government	–	5,956	–			5,956	–	7,345	–			7,345
Mortgage-backed securities (1)	–	2,727	20			2,747	–	2,343	27			2,370
Asset-backed securities
CDO	–	7,074	–			7,074	–	7,414	–			7,414
Non-CDO securities	–	586	–			586	–	854	–			854
Corporate debt and other debt	–	19,625	152			19,777	–	18,954	160			19,114
Equities	46	153	334			533	38	152	335			525
	2,031	75,798	506			78,335	845	80,553	522			81,920
Assets purchased under reverse repurchase agreements and securities borrowed	–	265,011	–			265,011	–	264,394	–			264,394
Loans	–	11,501	1,077			12,578	–	8,747	1,070			9,817
Other
Derivatives
Interest rate contracts	–	33,857	320			34,177	1	53,720	501			54,222
Foreign exchange contracts	–	41,224	74			41,298	–	39,246	57			39,303
Credit derivatives	–	34	–			34	–	463	–			463
Other contracts	3,175	17,955	26			21,156	4,458	16,767	36			21,261
Valuation adjustments	–	(819)	9			(810)	–	(1,112)	8			(1,104)
Total gross derivatives	3,175	92,251	429			95,855	4,459	109,084	602			114,145
Netting adjustments					(314)	(314)					(657)	(657)
Total derivatives						95,541						113,488
Other assets	1,474	2,635	–			4,109	1,154	2,207	53			3,414
	$75,427	$573,003	$3,594		$(314)	$651,710	$63,619	$564,161	$3,584		$(657)	$630,707
Financial liabilities
Deposits
Personal	$–	$18,498	$151	$		$18,649	$–	$17,061	$139	$		$17,200
Business and government	–	132,369	–			132,369	–	107,855	–			107,855
Bank	–	17,251	–			17,251	–	18,015	–			18,015
Other
Obligations related to securities sold short	18,345	19,496	–			37,841	12,484	16,801	–			29,285
Obligations related to assets sold under repurchase agreements and securities loaned	–	236,147	–			236,147	–	255,922	–			255,922
Derivatives
Interest rate contracts	–	28,566	955			29,521	–	46,723	1,089			47,812
Foreign exchange contracts	–	40,484	27			40,511	–	38,210	35			38,245
Credit derivatives	–	120	–			120	–	531	–			531
Other contracts	3,699	17,456	419			21,574	5,734	18,041	337			24,112
Valuation adjustments	–	38	(11)			27	–	(84)	(32)			(116)
Total gross derivatives	3,699	86,664	1,390			91,753	5,734	103,421	1,429			110,584
Netting adjustments					(314)	(314)					(657)	(657)
Total derivatives						91,439						109,927
Other liabilities	258	560	7			825	118	10	38			166
	$22,302	$510,985	$1,548		$(314)	$534,521	$18,336	$519,085	$1,606		$(657)	$538,370

(1)	As at October 31, 2021, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $13,124 million and $nil (October 31, 2020 – $20,520 million and $nil), respectively, and in all fair value levels of Investment securities were $13,542 million and $2,592 million (October 31, 2020 – $9,487 million and $2,137 million), respectively.
(2)	Organisation for Economic Co-operation and Development (OECD).
(3)	Collateralized debt obligations (CDO).

156            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Fair values of our significant assets and liabilities measured on a recurring basis are determined and classified in the fair value hierarchy table using the following valuation techniques and inputs.

Interest-bearing deposits with banks

The majority of our Interest-bearing deposits with banks are designated as FVTPL. These FVTPL deposits are composed of short-dated deposits placed with banks, and are included in Interest-bearing deposits with banks in the fair value hierarchy table. The fair values of these instruments are determined using the discounted cash flow method. The inputs to the valuation models include interest rate swap curves and credit spreads, where applicable. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Government bonds (Canadian, U.S. and other OECD governments)

Government bonds are included in Canadian government debt, U.S. federal, state, municipal and agencies debt, Other OECD government debt and Obligations related to securities sold short in the fair value hierarchy table. The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the hierarchy. The fair values of securities that are not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate and U.S. municipal bonds

The fair values of corporate and U.S. municipal bonds, which are included in Corporate debt and other debt, U.S. federal, state, municipal and agencies debt and Obligations related to securities sold short in the fair value hierarchy table, are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, the discounted cash flow method using rate inputs such as benchmark yields (CDOR, LIBOR and other similar reference rates) and risk spreads of comparable securities. Securities with observable prices or rate inputs are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Asset-backed securities and Mortgage-backed securities

Asset-backed securities (ABS) and MBS are included in Asset-backed securities, Mortgage-backed securities, Canadian government debt, U.S. federal, state, municipal and agencies debt, and Obligations related to securities sold short in the fair value hierarchy table. Inputs for valuation of ABS and MBS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of the identical securities are not readily available, we use industry standard models with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. Where security prices and inputs are observable, ABS and MBS are classified as Level 2 in the hierarchy. Otherwise, they are classified as Level 3 in the hierarchy.

Equities

Equities consist of listed and unlisted common shares, private equities, mutual funds and hedge funds with certain redemption restrictions and are included in equities and obligations for securities sold short. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow method with forecasted cash flows and discount rate as inputs. Private equities are classified as Level 3 in the hierarchy as their inputs are not observable. Hedge funds are valued using Net Asset Values (NAV). If we can redeem a hedge fund at NAV prior to the next quarter end, the fund is classified as Level 2 in the hierarchy. Otherwise, it is classified as Level 3 in the hierarchy.

Loans

Loans include base metal loans, corporate loans, banker acceptances and asset-backed financing loans. Fair values are determined based on market prices, if available, or discounted cash flow method using the following inputs: market interest rates, base metal commodity prices, market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit derivative prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and day count convention. Loans with market prices or observable inputs are classified as Level 2 in the hierarchy and loans with unobservable inputs that have significant impacts on the fair values are classified as Level 3 in the hierarchy.

Derivatives

The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are typically classified as Level 1 in the hierarchy. OTC derivatives primarily consist of interest rate contracts, foreign exchange contracts and credit derivatives. The exchange-traded or OTC interest rate, foreign exchange and equity derivatives are included in Interest rate contracts, Foreign exchange contracts and Other contracts, respectively, in the fair value hierarchy table. The fair values of OTC derivatives are determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, CVA, FVA, OIS, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction. A derivative instrument is classified as Level 2 in the hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. Otherwise, it is classified as Level 3 in the hierarchy.

Securities borrowed or purchased under resale agreements and securities loaned or sold under repurchase agreements

In the fair value hierarchy table, these instruments are included in Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned. The fair values

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            157

Note 3 Fair value of financial instruments (continued)

of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Deposits

A majority of our deposits are measured at amortized cost but certain deposits are designated as FVTPL. These FVTPL deposits include deposits taken from clients, issuances of certificates of deposits and promissory notes, and interest rate and equity linked notes. The fair values of these instruments are determined using the discounted cash flow method and derivative option valuation models. The inputs to the valuation models include benchmark yield curves, credit spreads, interest rates, equity and interest rate volatility, dividends and correlation, where applicable. They are classified as Level 2 or 3 instruments in the hierarchy, depending on the significance of the unobservable credit spreads, volatility, dividend and correlation rates.

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at October 31, 2021 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (1), (2)

Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives				Price-based	Prices	$29.18	$127.09	$96.36
	Corporate debt and other debt	$27		Discounted cash flows	Credit spread	1.15%	6.92%	4.04%
	Loans	1,077			Credit enhancement	11.92%	15.90%	13.25%
	Derivative related liabilities		$9
Government debt and municipal bonds				Price-based	Prices	n.a.	n.a.	n.a.
	Corporate debt and other debt	150		Discounted cash flows	Yields	3.91%	8.17%	5.91%
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	8.82X	26.00X	9.16X
	Equities	1,864		Price-based	P/E multiples	9.40X	38.00X	10.96X
	Derivative related liabilities		2	Discounted cash flows	EV/Rev multiples	1.14X	20.80X	5.40X
					Liquidity discounts (4)	10.00%	40.00%	16.40%
					Discount rate	10.65%	10.65%	10.65%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)				Discounted cash flows	Interest rates	0.13%	2.46%	High
	Derivative related assets	367		Option pricing model	CPI swap rates	1.76%	2.42%	Even
	Derivative related liabilities		974		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (6), (7)				Discounted cash flows	Dividend yields	0.00%	6.37%	Lower
	Derivative related assets	25		Option pricing model	Equity (EQ)-EQ correlations	32.00%	95.00%	Middle
	Deposits		151		EQ-FX correlations	(60.60)%	27.30%	Middle
	Derivative related liabilities		381		EQ volatilities	8.00%	128.00%	Upper
Other (8)
	Asset-backed securities	2
	Derivative related assets	37
	Other assets	–
	Mortgage-backed securities	20
	U.S. state, municipal and agencies debt	25
	Derivative related liabilities		24
	Other liabilities		7
Total		$3,594	$1,548

158            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

As at October 31, 2020 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (1), (2)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Corporate debt and related derivatives				Price-based	Prices	$1.33	$136.34	$94.23
	Corporate debt and other debt	$33		Discounted cash flows	Credit spread	1.75%	14.10%	7.93%
	Loans	1,070			Credit enhancement	11.82%	15.75%	13.13%
	Derivative related liabilities		$25
Government debt and municipal bonds				Price-based	Prices	$64.62	$64.62	$64.62
	Corporate debt and other debt	157		Discounted cash flows	Yields	4.21%	7.89%	5.88%
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	7.00X	15.38X	13.31X
	Equities	1,596		Price-based	P/E multiples	9.40X	33.47X	19.10X
	Derivative related liabilities		10	Discounted cash flows	EV/Rev multiples	1.61X	9.10X	2.04X
					Liquidity discounts (4)	10.00%	40.00%	16.40%
					Discount rate	10.52%	10.52%	10.52%
					NAV / prices (5)	n.a.	n.a.	n.a.
Interest rate derivatives and interest-rate-linked structured notes (6), (7)				Discounted cash flows	Interest rates	1.20%	1.60%	Even
	Derivative related assets	540		Option pricing model	CPI swap rates	1.46%	1.83%	Even
	Derivative related liabilities		1,103		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (6), (7)				Discounted cash flows	Dividend yields	0.00%	11.38%	Lower
	Derivative related assets	36		Option pricing model	Equity (EQ)-EQ correlations	21.90%	97.00%	Middle
	Deposits		139		EQ-FX correlations	(71.40)%	45.10%	Middle
	Derivative related liabilities		238		EQ volatilities	9.00%	176.00%	Upper
Other (8)
	Asset-backed securities	2
	Derivative related assets	26
	Other assets	53
	Mortgage-backed securities	27
	U.S. state, municipal and agencies debt	44
	Derivative related liabilities		53
	Other liabilities		38
Total		$3,584	$1,606

(1)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(2)	Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(3)	The significant unobservable inputs include the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); (v) Consumer Price Index (CPI); (vi) Interest Rate (IR); (vii) Foreign Exchange (FX); and (viii) Equity (EQ).
(4)	Fair value of securities with liquidity discount inputs totalled $385 million (October 31, 2020 – $286 million).
(5)	NAV of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(6)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and inputs being unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(7)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(8)	Other primarily includes certain insignificant instruments such as auction rate securities, commodity derivatives, foreign exchange derivatives, contingent considerations, bank-owned life insurance and retractable shares.
n.a.	not applicable

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to determine the present value of future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread/discount margin for an instrument forms part of the yield used in a discounted cash flow method.

Funding spread

Funding spreads are credit spreads specific to funding or deposit rates. A decrease in funding spreads, on its own, will increase the fair value of our liabilities, and vice versa.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            159

Note 3 Fair value of financial instruments (continued)

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decrease in the default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the recovered amount divided by the loan balance due, expressed as a percentage. The inverse concept of recovery is loss severity. Loss severity rate is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the loss amount divided by the loan balance due, expressed as a percentage. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Volatility rates

Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option’s fair value depending on the option’s terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying’s market price, the strike price and maturity.

Dividend yields

A dividend yield is the underlying equity’s expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option’s value, depending on the option’s terms.

Correlation rates

Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument’s payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange). Changes in correlation will either increase or decrease a financial instrument’s fair value depending on the terms of the instrument.

Interest rates

An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates

A CPI swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts

Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

Credit Enhancement

Credit enhancement is an input to the valuation of securitized transactions and is the amount of loan loss protection for a senior tranche. Credit enhancement is expressed as a percentage of the transaction sizes. An increase in credit enhancement will cause the credit spread to decrease and the tranche fair value to increase, and vice versa.

Interrelationships between unobservable inputs

Unobservable inputs, including the above discount margin, default rate, prepayment rate, and recovery and loss severity rates, may not be independent of each other. For example, the discount margin can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase.

160            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the year ended October 31, 2021

(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$44	$–	$(2)	$–	$(17)	$–	$–	$25	$1
Asset-backed securities
Non-CDO securities	2	–	–	–	–	–	–	2	–
Corporate debt and other debt	30	(2)	–	12	(5)	14	(24)	25	(1)
Equities	1,261	96	(60)	338	(125)	26	(6)	1,530	164
	1,337	94	(62)	350	(147)	40	(30)	1,582	164
Investment
Mortgage-backed securities	27	–	(7)	–	–	–	–	20	n.a.
Corporate debt and other debt	160	–	(12)	–	4	–	–	152	n.a.
Equities	335	–	34	5	(2)	–	(38)	334	n.a.
	522	–	15	5	2	–	(38)	506	n.a.
Loans	1,070	(5)	(19)	264	(8)	73	(298)	1,077	30
Other
Net derivative balances (3)
Interest rate contracts	(588)	84	(1)	5	(109)	(4)	(22)	(635)	84
Foreign exchange contracts	22	14	–	38	(25)	7	(9)	47	1
Other contracts	(301)	(20)	11	(142)	102	(276)	233	(393)	(10)
Valuation adjustments	40	–	–	6	(26)	–	–	20	–
Other assets	53	(39)	(2)	–	(12)	–	–	–	–
	$2,155	$128	$(58)	$526	$(223)	$(160)	$(164)	$2,204	$269
Liabilities
Deposits	$(139)	$(66)	$5	$(191)	$51	$(154)	$343	$(151)	$6
Other
Other liabilities	(38)	22	1	–	8	–	–	(7)	23
	$(177)	$(44)	$6	$(191)	$59	$(154)	$343	$(158)	$29

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$58	$–	$1	$–	$(15)	$–	$–	$44	$–
Asset-backed securities
Non-CDO securities	2	–	–	–	–	–	–	2	–
Corporate debt and other debt	21	(1)	–	1	(3)	12	–	30	–
Equities	1,219	(126)	10	231	(74)	3	(2)	1,261	(47)
	1,300	(127)	11	232	(92)	15	(2)	1,337	(47)
Investment
Mortgage-backed securities	27	–	–	–	–	–	–	27	n.a.
Corporate debt and other debt	153	–	4	–	3	–	–	160	n.a.
Equities	294	–	37	8	(4)	–	–	335	n.a.
	474	–	41	8	(1)	–	–	522	n.a.
Loans	680	92	8	551	(706)	624	(179)	1,070	(15)
Other
Net derivative balances (3)
Interest rate contracts	(585)	(116)	(2)	(31)	4	35	107	(588)	(57)
Foreign exchange contracts	21	(7)	(3)	23	–	(6)	(6)	22	(13)
Other contracts	(195)	(76)	(1)	(174)	44	(88)	189	(301)	(8)
Valuation adjustments	22	–	–	–	18	–	–	40	–
Other assets	77	(7)	2	–	(19)	–	–	53	(7)
	$1,794	$(241)	$56	$609	$(752)	$580	$109	$2,155	$(147)
Liabilities
Deposits	$(156)	$52	$(3)	$(296)	$30	$(113)	$347	$(139)	$29
Other
Other liabilities	(60)	5	(1)	4	14	–	–	(38)	5
	$(216)	$57	$(4)	$(292)	$44	$(113)	$347	$(177)	$34

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $46 million for the year ended October 31, 2021 (October 31, 2020 – gains of $32 million) excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at October 31, 2021 included derivative assets of $429 million (October 31, 2020 – $602 million) and derivative liabilities of $1,390 million (October 31, 2020 – $1,429 million).
n.a.	not applicable

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            161

Note 3 Fair value of financial instruments (continued)

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).

During the year ended October 31, 2021, transfers out of Level 1 to Level 2 included Obligations related to securities sold short of $498 million. During the year ended October 31, 2020, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $1,200 million, Trading U.S. federal, state, municipal and agencies debt of $1,125 million and Obligations related to securities sold short of $804 million.

During the year ended October 31, 2021, transfers out of Level 2 to Level 1 included Obligations related to securities sold short of $130 million. During the year ended October 31, 2020, transfers out of Level 2 to Level 1 included Investment U.S. federal, state, municipal and agencies debt of $937 million.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.

During the year ended October 31, 2021, significant transfers out of Level 2 to Level 3 included:

•

$277 million of OTC equity options in Other contracts comprised of $17 million of derivative related assets and $294 million of derivative related liabilities, due to changes in the market observability of inputs and changes in the significance of unobservable inputs.

•	$154 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2020, significant transfers out of Level 2 to Level 3 included:

•	$624 million of Loans, due to changes in the significance of unobservable inputs.
•

$69 million of OTC equity options in Other contracts comprised of $51 million of derivative related assets and $120 million of derivative related liabilities, due to changes in the market observability of inputs.

•	$113 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2021, significant transfers out of Level 3 to Level 2 included:

•	$298 million of Loans, due to changes in the significance of unobservable inputs.
•

$245 million of OTC equity options in Other contracts comprised of $69 million of derivative related assets and $314 million of derivative related liabilities, due to changes in the market observability of inputs and changes in the significance of unobservable inputs.

•	$343 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2020, significant transfers out of Level 3 to Level 2 included:

•	$179 million of Loans, due to changes in significance of unobservable inputs.
•	$107 million of Interest rate contracts comprised of $211 million of derivative related assets and $318 million of derivative related liabilities, due to changes in the market observability of inputs.
•

$109 million of OTC equity options in Other contracts comprised of $76 million of derivative related assets and $185 million of derivative related liabilities, due to changes in the market observability of inputs.

•	$347 million of Personal deposits, due to changes in the significance of unobservable inputs.

Positive and negative fair value movements of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.

162            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

The following table summarizes the impacts to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factors cause an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	As at
	October 31, 2021			October 31, 2020

(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$25	$–	$(1)	$44	$1	$(1)
Asset-backed securities	2	–	–	2	–	–
Corporate debt and other debt	25	1	(1)	30	1	(1)
Equities	1,530	19	(16)	1,261	15	(15)
Investment
Mortgage-backed securities	20	4	(4)	27	3	(3)
Corporate debt and other debt	152	14	(13)	160	18	(16)
Equities	334	33	(34)	335	28	(28)
Loans	1,077	23	(24)	1,070	49	(49)
Derivatives	429	7	(5)	602	2	(2)
Other assets	–	–	–	53	–	–
	$3,594	$101	$(98)	$3,584	$117	$(115)
Deposits	$(151)	$–	$–	$(139)	$4	$(4)
Derivatives	(1,390)	30	(77)	(1,429)	13	(55)
Other
Other liabilities	(7)	–	–	(38)	–	–
	$(1,548)	$30	$(77)	$(1,606)	$17	$(59)

Sensitivity results

As at October 31, 2021, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $101 million and a reduction of $98 million in fair value, of which $51 million and $51 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $30 million and an increase of $77 million in fair value.

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt, municipal bonds and loans	Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices is received, adjusting input parameters such as credit spreads or using high and low vendor prices as reasonably possible alternative assumptions.
Private equities, hedge fund investments and related equity derivatives	Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when the discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-multiples-based models are used, or (iii) using an alternative valuation approach. The private equity fund, hedge fund and related equity derivative NAVs are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.
Interest rate derivatives	Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of the inputs, and an amount representing model and parameter uncertainty, where applicable.
Equity derivatives	Sensitivity of the Level 3 position is determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.
Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes	Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            163

Note 3 Fair value of financial instruments (continued)

Fair value for financial instruments that are carried at amortized cost and classified using the fair value hierarchy

	As at October 31, 2021
	Fair value approximates carrying value (1)	Fair value may not approximate carrying value
		Fair value measurements using				Total fair value
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total
Interest-bearing deposits with banks	$22,742	$–	$–	$–	$–	$22,742
Amortized cost securities (2)	–	1,025	65,798	–	66,823	66,823
Assets purchased under reverse repurchase agreements and securities borrowed	31,368	–	11,524	–	11,524	42,892
Loans
Retail	68,377	–	429,672	4,228	433,900	502,277
Wholesale	16,228	–	184,055	4,400	188,455	204,683
	84,605	–	613,727	8,628	622,355	706,960
Other assets	57,859	–	489	135	624	58,483
	196,574	1,025	691,538	8,763	701,326	897,900
Deposits
Personal	272,675	–	70,908	457	71,365	344,040
Business and government	418,185	–	146,334	587	146,921	565,106
Bank	16,943	–	7,792	8	7,800	24,743
	707,803	–	225,034	1,052	226,086	933,889
Obligations related to assets sold under repurchase agreements and securities loaned	26,054	–	–	–	–	26,054
Other liabilities	55,495	–	1,256	7,998	9,254	64,749
Subordinated debentures	–	–	9,545	56	9,601	9,601
	$789,352	$–	$235,835	$9,106	$244,941	$1,034,293

	As at October 31, 2020
	Fair value approximates carrying value (1)	Fair value may not approximate carrying value
		Fair value measurements using				Total fair value
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total
Interest-bearing deposits with banks	$17,410	$–	$–	$–	$–	$17,410
Amortized cost securities (2)	–	502	58,125	–	58,627	58,627
Assets purchased under reverse repurchase agreements and securities borrowed	37,064	–	11,557	–	11,557	48,621
Loans
Retail	66,151	–	392,093	4,640	396,733	462,884
Wholesale	11,278	–	182,094	5,381	187,475	198,753
	77,429	–	574,187	10,021	584,208	661,637
Other assets	56,484	–	450	131	581	57,065
	188,387	502	644,319	10,152	654,973	843,360
Deposits
Personal	245,777	–	78,500	527	79,027	324,804
Business and government	364,451	–	153,395	655	154,050	518,501
Bank	19,070	–	7,439	9	7,448	26,518
	629,298	–	239,334	1,191	240,525	869,823
Obligations related to assets sold under repurchase agreements and securities loaned	18,309	–	–	–	–	18,309
Other liabilities	56,200	–	1,004	8,515	9,519	65,719
Subordinated debentures	–	–	10,012	59	10,071	10,071
	$703,807	$–	$250,350	$9,765	$260,115	$963,922

(1)	Certain financial instruments have not been assigned to a level as the carrying amount approximates their fair values.
(2)	Included in Securities – Investment, net of applicable allowance on the Consolidated Balance Sheets.

Fair values of financial assets and liabilities carried at amortized cost and disclosed in the table above are determined using the following valuation techniques and inputs.

164            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Amortized cost securities

Fair values of government bonds, corporate bonds, and ABS are based on quoted prices. Fair values of certain Non-OECD government bonds are based on vendor prices or the discounted cash flow method with yield curves of other countries’ government bonds as inputs. For ABS, where market prices are not available, the fair value is determined using the discounted cash flow method. The inputs to the valuation model generally include market interest rates, spreads and yields derived from comparable securities, prepayment, and LGD.

Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned

Valuation methods used for the long-term instruments are described in the Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy section of this note. The carrying values of short-term instruments generally approximate their fair values.

Loans – Retail

Retail loans include residential mortgages, personal and small business loans and credit cards. For residential mortgages, and personal and small business loans, we segregate the portfolio based on certain attributes such as product type, contractual interest rate, term to maturity and credit scores, if applicable. Fair values of these loans are determined by the discounted cash flow method using applicable inputs such as prevailing interest rates, contractual and posted client rates, client discounts, credit spreads, prepayment rates and loan-to-value (LTV) ratios. Fair values of credit card receivables are also calculated based on a discounted cash flow method with portfolio yields, write-offs and monthly payment rates as inputs. The carrying values of short-term and variable rate loans generally approximate their fair values.

Loans – Wholesale

Where market prices are available, wholesale loans are valued based on market prices. Otherwise, fair value is determined by the discounted cash flow method using the following inputs: market interest rates and market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit default swap prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and date convention.

Deposits

Deposits are comprised of demand, notice, and term deposits which include senior deposit notes we have issued to provide us with long-term funding. Fair values of term deposits are determined by one of several valuation techniques: (i) for term deposits and similar instruments, we segregate the portfolio based on term to maturity. Fair values of these instruments are determined by the discounted cash flow method using inputs such as client rates for new sales of the corresponding terms; and (ii) for senior deposit notes, we use actual traded prices, vendor prices or the discounted cash flow method using a market interest rate curve and our funding spreads as inputs. The carrying values of demand, notice, and short-term term deposits generally approximate their fair values.

Other assets and Other liabilities

Other assets and Other liabilities include receivables and payables relating to certain commodities. Fair values of the commodity receivables and payables are calculated by the discounted cash flow method using applicable inputs such as market interest rates, counterparties’ credit spreads, our funding spreads, commodity forward prices and spot prices.

Subordinated debentures

Fair values of Subordinated debentures are based on market prices, dealer quotes or vendor prices when available. Where prices cannot be observed, fair value is determined using the discounted cash flow method, with applicable inputs such as market interest rates and credit spreads.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            165

Note 4 Securities

Carrying value of securities

	As at October 31, 2021
	Term to maturity (1)

(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading (2)
Debt issued or guaranteed by:
Canadian government	$1,244	$4,252	$6,187	$3,339	$7,403	$–	$22,425
U.S. federal, state, municipal and agencies	2,381	1,616	6,203	4,092	8,686	–	22,978
Other OECD government	2,049	2,073	1,231	294	2,812	–	8,459
Mortgage-backed securities	–	–	–	–	4	–	4
Asset-backed securities	288	27	275	116	187	–	893
Corporate debt and other debt
Bankers’ acceptances	316	135	–	–	–	–	451
Certificates of deposit	–	–	–	–	–	–	–
Other (3)	2,317	2,526	5,433	3,716	8,667	–	22,659
Equities						61,371	61,371
	8,595	10,629	19,329	11,557	27,759	61,371	139,240
Fair value through other comprehensive income (2)
Debt issued or guaranteed by:
Canadian government
Federal
Amortized cost	161	1,180	1,382	592	526	–	3,841
Fair value	161	1,178	1,375	544	445	–	3,703
Yield (4)	0.4%	0.7%	1.8%	0.9%	2.4%	–	1.3%
Provincial and municipal
Amortized cost	3	283	1,326	158	1,558	–	3,328
Fair value	3	283	1,322	158	1,366	–	3,132
Yield (4)	4.2%	2.6%	2.4%	1.7%	2.9%	–	2.6%
U.S. federal, state, municipal and agencies
Amortized cost	1,131	5,010	7,960	2,380	18,197	–	34,678
Fair value	1,132	5,013	7,960	2,446	18,276	–	34,827
Yield (4)	–	0.9%	0.4%	2.6%	1.3%	–	1.1%
Other OECD government
Amortized cost	176	1,274	4,498	1	–	–	5,949
Fair value	176	1,274	4,505	1	–	–	5,956
Yield (4)	1.7%	1.0%	1.3%	3.9%	–	–	1.2%
Mortgage–backed securities
Amortized cost	–	–	56	55	2,646	–	2,757
Fair value	–	–	56	55	2,636	–	2,747
Yield (4)	–	–	1.2%	1.3%	1.2%	–	1.2%
Asset–backed securities
Amortized cost	–	–	–	4,719	2,935	–	7,654
Fair value	–	–	–	4,719	2,941	–	7,660
Yield (4)	–	–	–	1.2%	1.3%	–	1.3%
Corporate debt and other debt
Amortized cost	5,965	2,597	9,676	1,451	42	–	19,731
Fair value	5,965	2,599	9,699	1,463	51	–	19,777
Yield (4)	0.9%	1.2%	1.5%	0.8%	3.6%	–	1.2%
Equities
Cost						242	242
Fair value (5)						533	533
Amortized cost	7,436	10,344	24,898	9,356	25,904	242	78,180
Fair value	7,437	10,347	24,917	9,386	25,715	533	78,335
Amortized Cost (2)
Debt issued or guaranteed by:
Canadian government	453	2,979	17,589	3,601	194	–	24,816
U.S. federal, state, municipal and agencies	1,093	274	3,718	2,767	19,559	–	27,411
Other OECD government	1,914	1,212	2,790	58	–	–	5,974
Asset-backed securities	–	–	320	336	7	–	663
Corporate debt and other debt	1,133	2,072	4,424	633	23	–	8,285
Amortized cost, net of allowance	4,593	6,537	28,841	7,395	19,783	–	67,149
Fair value	4,597	6,567	28,701	7,311	19,647	–	66,823
Total carrying value of securities	$20,625	$27,513	$73,087	$28,338	$73,257	$61,904	$284,724

166            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

	As at October 31, 2020
	Term to maturity (1)

(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading (2)
Debt issued or guaranteed by:
Canadian government	$2,301	$7,004	$6,054	$3,569	$8,419	$–	$27,347
U.S. federal, state, municipal and agencies	559	4,532	12,546	4,134	14,810	–	36,581
Other OECD government	56	695	3,010	584	2,120	–	6,465
Mortgage-backed securities	–	–	–	–	39	–	39
Asset-backed securities	3	164	82	181	98	–	528
Corporate debt and other debt
Bankers’ acceptances	65	227	–	–	–	–	292
Certificates of deposit	2	63	35	7	4	–	111
Other (3)	1,048	3,472	5,521	3,007	8,043	–	21,091
Equities						43,617	43,617
	4,034	16,157	27,248	11,482	33,533	43,617	136,071
Fair value through other comprehensive income (2)
Debt issued or guaranteed by:
Canadian government
Federal
Amortized cost	–	204	1,689	272	397	–	2,562
Fair value	–	204	1,690	269	378	–	2,541
Yield (4)	–	1.4%	1.4%	1.2%	1.4%	–	1.4%
Provincial and municipal
Amortized cost	5	908	629	7	1,688	–	3,237
Fair value	5	911	630	8	1,679	–	3,233
Yield (4)	4.5%	1.3%	2.7%	4.3%	2.6%	–	2.2%
U.S. federal, state, municipal and agencies
Amortized cost	1,772	9,736	8,777	2,227	16,011	–	38,523
Fair value	1,775	9,739	8,779	2,237	15,994	–	38,524
Yield (4)	0.1%	1.7%	1.1%	2.6%	2.2%	–	1.7%
Other OECD government
Amortized cost	274	2,288	4,773	1	–	–	7,336
Fair value	274	2,289	4,781	1	–	–	7,345
Yield (4)	1.7%	2.4%	1.8%	3.6%	–	–	2.0%
Mortgage-backed securities
Amortized cost	–	–	–	192	2,226	–	2,418
Fair value	–	–	–	189	2,181	–	2,370
Yield (4)	–	–	–	1.2%	1.2%	–	1.2%
Asset-backed securities
Amortized cost	–	–	10	4,294	4,059	–	8,363
Fair value	–	–	10	4,247	4,011	–	8,268
Yield (4)	–	–	1.4%	1.4%	1.4%	–	1.4%
Corporate debt and other debt
Amortized cost	2,670	5,796	10,425	92	58	–	19,041
Fair value	2,670	5,801	10,466	106	71	–	19,114
Yield (4)	0.9%	1.6%	1.5%	2.1%	2.4%	–	1.5%
Equities
Cost						276	276
Fair value (5)						525	525
Amortized cost	4,721	18,932	26,303	7,085	24,439	276	81,756
Fair value	4,724	18,944	26,356	7,057	24,314	525	81,920
Amortized Cost (2)
Debt issued or guaranteed by:
Canadian government	438	1,862	16,044	1,819	–	–	20,163
U.S. federal, state, municipal and agencies	8	787	1,615	1,622	18,281	–	22,313
Other OECD government	2,178	2,045	2,643	–	–	–	6,866
Asset-backed securities	–	1	159	–	–	–	160
Corporate debt and other debt	625	2,644	4,805	219	28	–	8,321
Amortized cost, net of allowance	3,249	7,339	25,266	3,660	18,309	–	57,823
Fair value	3,252	7,392	25,663	3,798	18,522	–	58,627
Total carrying value of securities	$12,007	$42,440	$78,870	$22,199	$76,156	$44,142	$275,814

(1)	Actual maturities may differ from contractual maturities shown above as borrowers may have the right to extend or prepay obligations with or without penalties.
(2)	Trading securities and FVOCI securities are recorded at fair value. Amortized cost securities, included in Investment securities, are recorded at amortized cost and presented net of allowance for credit losses.
(3)	Primarily composed of corporate debt, supra-national debt, and commercial paper.
(4)	The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.
(5)	Certain equity securities that are not held-for-trading purposes are designated as FVOCI.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            167

Note 4 Securities (continued)

Unrealized gains and losses on securities at FVOCI (1), (2)

	As at
	October 31, 2021				October 31, 2020

(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal (3)	$3,841	$1	$(139)	$3,703	$2,562	$1	$(22)	$2,541
Provincial and municipal	3,328	3	(199)	3,132	3,237	27	(31)	3,233
U.S. federal, state, municipal and agencies (3)	34,678	353	(204)	34,827	38,523	323	(322)	38,524
Other OECD government	5,949	8	(1)	5,956	7,336	11	(2)	7,345
Mortgage-backed securities (3)	2,757	2	(12)	2,747	2,418	5	(53)	2,370
Asset-backed securities
CDO	7,074	1	(1)	7,074	7,504	–	(90)	7,414
Non-CDO securities	580	6	–	586	859	2	(7)	854
Corporate debt and other debt	19,731	57	(11)	19,777	19,041	76	(3)	19,114
Equities	242	292	(1)	533	276	253	(4)	525
	$78,180	$723	$(568)	$78,335	$81,756	$698	$(534)	$81,920

(1)	Excludes $67,149 million of held-to-collect securities as at October 31, 2021 that are carried at amortized cost, net of allowance for credit losses (October 31, 2020 – $57,823 million).
(2)	Gross unrealized gains and losses includes $(9) million of allowance for credit losses on debt securities at FVOCI as at October 31, 2021 (October 31, 2020 – $8 million) recognized in income and Other components of equity.
(3)	The majority of the MBS are residential. Cost/Amortized cost, Gross unrealized gains, Gross unrealized losses and Fair value related to commercial MBS are $2,603 million, $1 million, $12 million and $2,592 million, respectively as at October 31, 2021 (October 31, 2020 – $2,185 million, $nil, $48 million and $2,137 million, respectively).

Allowance for credit losses on investment securities

The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:

•	Model changes, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Allowance for credit losses – securities at FVOCI (1)

	For the year ended
	October 31, 2021				October 31, 2020
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$12	$–	$(4)	$8	$4	$–	$(7)	$(3)
Provision for credit losses
Model changes	(4)	–	–	(4)	–	–	–	–
Transfers to stage 1	1	(1)	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	8	–	–	8	18	–	–	18
Sales and maturities	(10)	(1)	–	(11)	(13)	–	–	(13)
Changes in risk, parameters and exposures	(4)	3	(9)	(10)	3	–	4	7
Exchange rate and other	(1)	–	1	–	–	–	(1)	(1)
Balance at end of period	$2	$1	$(12)	$(9)	$12	$–	$(4)	$8

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit impaired securities.

168            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Allowance for credit losses – securities at amortized cost

	For the year ended
	October 31, 2021				October 31, 2020
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$10	$19	$–	$29	$5	$19	$–	$24
Provision for credit losses
Model changes	(4)	–	–	(4)	–	–	–	–
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	9	–	–	9	9	–	–	9
Sales and maturities	(1)	–	–	(1)	(2)	–	–	(2)
Changes in risk, parameters and exposures	(9)	1	–	(8)	(2)	1	–	(1)
Exchange rate and other	–	(2)	–	(2)	–	(1)	–	(1)
Balance at end of period	$5	$18	$–	$23	$10	$19	$–	$29

Credit risk exposure by internal risk rating

The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses, as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of Management’s Discussion and Analysis.

	As at
	October 31, 2021				October 31, 2020
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$77,147	$82	$–	$77,229	$80,719	$87	$–	$80,806
Non-investment grade	423	–	–	423	431	1	–	432
Impaired	–	–	150	150	–	–	157	157
	77,570	82	150	77,802	81,150	88	157	81,395
Items not subject to impairment (2)				533				525
				$78,335				$81,920
Securities at amortized cost
Investment grade	$66,033	$–	$–	$66,033	$56,885	$–	$–	$56,885
Non-investment grade	928	211	–	1,139	647	320	–	967
Impaired	–	–	–	–	–	–	–	–
	66,961	211	–	67,172	57,532	320	–	57,852
Allowance for credit losses	5	18	–	23	10	19	–	29
Amortized cost	$66,956	$193	$–	$67,149	$57,522	$301	$–	$57,823

(1)	Reflects $150 million of purchased credit impaired securities (October 31, 2020 – $157 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            169

Note 5 Loans and allowance for credit losses

Loans by geography and portfolio net of allowance

	As at October 31, 2021

(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)
Residential mortgages	$354,169	$23,423	$2,740	$380,332	$(416)	$379,916
Personal	78,232	11,794	3,415	93,441	(973)	92,468
Credit cards (3)	17,235	384	203	17,822	(852)	16,970
Small business (4), (5)	12,003	–	–	12,003	(168)	11,835
Wholesale (2), (5)	88,083	86,028	43,955	218,066	(1,680)	216,386
Total loans	$549,722	$121,629	$50,313	$721,664	$(4,089)	$717,575
Undrawn loan commitments – Retail	240,242	3,713	1,989	245,944	(136)
Undrawn loan commitments – Wholesale	107,070	189,177	75,331	371,578	(105)

	As at October 31, 2020

(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for loan losses (1)	Total net of allowance
Retail (2)
Residential mortgages	$319,287	$20,331	$2,979	$342,597	$(515)	$342,082
Personal	79,778	9,050	3,183	92,011	(1,185)	90,826
Credit cards (3)	17,060	340	226	17,626	(1,211)	16,415
Small business (4)	5,742	–	–	5,742	(123)	5,619
Wholesale (2), (6), (7)	87,785	85,941	34,929	208,655	(2,605)	206,050
Total loans	$509,652	$115,662	$41,317	$666,631	$(5,639)	$660,992
Undrawn loan commitments – Retail	226,439	4,314	1,628	232,381	(176)
Undrawn loan commitments – Wholesale (7)	109,900	183,847	67,280	361,027	(187)

(1)	Excludes allowance for loans measured at FVOCI of $14 million (October 31, 2020 – $6 million).
(2)	Geographic information is based on residence of the borrower.
(3)	The credit cards business is managed as a single portfolio and includes both consumer and business cards.
(4)	Includes small business exposure managed on a pooled basis.
(5)	Commencing Q2 2021, certain loans are now classified as Retail – Small business and were previously classified as Wholesale, reflecting an alignment with capital measurement and reporting.
(6)	Includes small business exposure managed on an individual client basis.
(7)	Amounts by geography have been revised from those previously presented.

Loans maturity and rate sensitivity

	As at October 31, 2021
	Maturity term (1)				Rate sensitivity

(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail (3)	$249,363	$222,408	$31,827	$503,598	$166,910	$329,185	$7,503	$503,598
Wholesale (3)	174,345	33,882	9,839	218,066	36,143	179,588	2,335	218,066
Total loans	$423,708	$256,290	$41,666	$721,664	$203,053	$508,773	$9,838	$721,664
Allowance for loan losses				(4,089)				(4,089)
Total loans net of allowance for loan losses				$717,575				$717,575

	As at October 31, 2020
	Maturity term (1)				Rate sensitivity

(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$213,946	$218,342	$25,688	$457,976	$129,870	$322,122	$5,984	$457,976
Wholesale	160,031	37,346	11,278	208,655	34,686	171,171	2,798	208,655
Total loans	$373,977	$255,688	$36,966	$666,631	$164,556	$493,293	$8,782	$666,631
Allowance for loan losses				(5,639)				(5,639)
Total loans net of allowance for loan losses				$660,992				$660,992

(1)	Generally, based on the earlier of contractual repricing or maturity date.
(2)	Includes variable rate loans that can be repriced at the clients’ discretion without penalty.
(3)	Commencing Q2 2021, certain loans are now classified as Retail – Small business and were previously classified as Wholesale, reflecting an alignment with capital measurement and reporting.

170            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Allowance for credit losses

	For the year ended
	October 31, 2021					October 31, 2020

(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$518	$(43)	$(27)	$(32)	$416	$402	$190	$(34)	$(40)	$518
Personal	1,309	23	(247)	(6)	1,079	935	801	(411)	(16)	1,309
Credit cards	1,246	(72)	(297)	(2)	875	832	900	(484)	(2)	1,246
Small business	140	12	(23)	48	177	61	117	(31)	(7)	140
Wholesale	2,795	(560)	(200)	(238)	1,797	1,165	2,140	(380)	(130)	2,795
Customers’ liability under acceptances	107	(32)	–	–	75	24	83	–	–	107
	$6,115	$(672)	$(794)	$(230)	$4,419	$3,419	$4,231	$(1,340)	$(195)	$6,115
Presented as:
Allowance for loan losses	$5,639				$4,089	$3,100				$5,639
Other liabilities – Provisions	363				241	295				363
Customers’ liability under acceptances	107				75	24				107
Other components of equity	6				14	–				6

(1)	Loans written-off are generally subject to continued collection efforts for a period of time following write-off. The contractual amount outstanding on loans written-off during the year ended October 31, 2021 that are no longer subject to enforcement activity was $93 million (October 31, 2020 – $193 million).

The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:

•	Model changes, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            171

Note 5 Loans and allowance for credit losses (continued)

Allowance for credit losses – Retail and wholesale loans

	For the year ended
	October 31, 2021				October 31, 2020
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$206	$160	$152	$518	$146	$77	$179	$402
Provision for credit losses
Model changes	(6)	(5)	–	(11)	–	–	–	–
Transfers to stage 1	205	(182)	(23)	–	221	(186)	(35)	–
Transfers to stage 2	(14)	18	(4)	–	(35)	42	(7)	–
Transfers to stage 3	(2)	(44)	46	–	(3)	(33)	36	–
Originations	113	–	–	113	76	–	–	76
Maturities	(30)	(24)	–	(54)	(16)	(15)	–	(31)
Changes in risk, parameters and exposures	(284)	178	15	(91)	(180)	291	34	145
Write-offs	–	–	(37)	(37)	–	–	(44)	(44)
Recoveries	–	–	10	10	–	–	10	10
Exchange rate and other	(2)	(9)	(21)	(32)	(3)	(16)	(21)	(40)
Balance at end of period	$186	$92	$138	$416	$206	$160	$152	$518

Personal
Balance at beginning of period	$480	$733	$96	$1,309	$272	$520	$143	$935
Provision for credit losses
Model changes	(1)	–	–	(1)	–	–	–	–
Transfers to stage 1	710	(706)	(4)	–	494	(487)	(7)	–
Transfers to stage 2	(97)	97	–	–	(107)	109	(2)	–
Transfers to stage 3	(3)	(58)	61	–	(3)	(64)	67	–
Originations	128	–	–	128	118	–	–	118
Maturities	(96)	(130)	–	(226)	(49)	(97)	–	(146)
Changes in risk, parameters and exposures	(697)	633	186	122	(245)	756	318	829
Write-offs	–	–	(387)	(387)	–	–	(545)	(545)
Recoveries	–	–	140	140	–	–	134	134
Exchange rate and other	(2)	–	(4)	(6)	–	(4)	(12)	(16)
Balance at end of period	$422	$569	$88	$1,079	$480	$733	$96	$1,309

Credit cards
Balance at beginning of period	$364	$882	$–	$1,246	$173	$659	$–	$832
Provision for credit losses
Transfers to stage 1	723	(723)	–	–	470	(470)	–	–
Transfers to stage 2	(105)	105	–	–	(98)	98	–	–
Transfers to stage 3	(4)	(309)	313	–	(2)	(372)	374	–
Originations	6	–	–	6	7	–	–	7
Maturities	(7)	(31)	–	(38)	(8)	(29)	–	(37)
Changes in risk, parameters and exposures	(742)	719	(17)	(40)	(177)	997	110	930
Write-offs	–	–	(460)	(460)	–	–	(617)	(617)
Recoveries	–	–	163	163	–	–	133	133
Exchange rate and other	(2)	(1)	1	(2)	(1)	(1)	–	(2)
Balance at end of period	$233	$642	$–	$875	$364	$882	$–	$1,246

Small business
Balance at beginning of period	$78	$29	$33	$140	$29	$10	$22	$61
Provision for credit losses
Model changes	3	1	–	4	–	–	–	–
Transfers to stage 1	57	(57)	–	–	12	(12)	–	–
Transfers to stage 2	(11)	11	–	–	(11)	11	–	–
Transfers to stage 3	(1)	(2)	3	–	–	(2)	2	–
Originations	36	–	–	36	20	–	–	20
Maturities	(21)	(22)	–	(43)	(7)	(6)	–	(13)
Changes in risk, parameters and exposures	(77)	64	28	15	35	28	47	110
Write-offs	–	–	(32)	(32)	–	–	(38)	(38)
Recoveries	–	–	9	9	–	–	7	7
Exchange rate and other	24	31	(7)	48	–	–	(7)	(7)
Balance at end of period	$88	$55	$34	$177	$78	$29	$33	$140

Wholesale
Balance at beginning of period	$995	$1,132	$668	$2,795	$281	$396	$488	$1,165
Provision for credit losses
Model changes	1	24	–	25	–	–	–	–
Transfers to stage 1	581	(576)	(5)	–	154	(149)	(5)	–
Transfers to stage 2	(132)	161	(29)	–	(200)	221	(21)	–
Transfers to stage 3	(4)	(60)	64	–	(14)	(116)	130	–
Originations	601	–	–	601	860	–	–	860
Maturities	(488)	(500)	–	(988)	(479)	(301)	–	(780)
Changes in risk, parameters and exposures	(931)	689	44	(198)	410	1,091	559	2,060
Write-offs	–	–	(253)	(253)	–	–	(437)	(437)
Recoveries	–	–	53	53	–	–	57	57
Exchange rate and other	(57)	(76)	(105)	(238)	(17)	(10)	(103)	(130)
Balance at end of period	$566	$794	$437	$1,797	$995	$1,132	$668	$2,795

172            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Key inputs and assumptions

The measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions and the allowance is not sensitive to any one single factor alone. The key drivers of changes in expected credit losses include the following:

•	Changes in the credit quality of the borrower or instrument, primarily reflected in changes in internal risk ratings;
•

Changes in forward-looking macroeconomic conditions, specifically the macroeconomic variables to which our models are calibrated, which are those most closely correlated with credit losses in the relevant portfolio;

•	Changes in scenario design and the weights assigned to each scenario; and
•	Transfers between stages, which can be triggered by changes to any of the above inputs.

While the global economic recovery has continued throughout fiscal 2021, momentum has waned over the year amid ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. The reopening of economies and significant fiscal and monetary policy stimulus have generally supported lower defaults, and are contributing to stronger GDP growth and improved labour markets globally, though this remains uneven. Though increasing vaccination rates are expected to support a continued economic recovery, exceptional government support programs have begun to wind down, and uncertainty remains regarding the duration and ultimate impact on future losses from these programs. Supply chain disruptions, rising business input costs, and labour shortages are also limiting the pace of further improvement and adding to rising inflation concerns. As these factors may impact future losses, our allowances continue to require the application of heightened judgment, as there is a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change our estimate of Stage 1 and Stage 2 allowance for credit losses in future periods.

To address the uncertainties inherent in the current and future environment and to reflect relevant risk factors not captured in our modelled results, we applied expert credit judgment in determining significant increases in credit risk since origination and our weighted allowance for credit losses. In light of the significant uncertainty on the progress of the economic recovery, the impact of expert credit judgment on our allowances remains elevated as compared to pre-pandemic levels. We applied quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic environment, including the impact of government support programs in offsetting the effect of COVID-19 related unemployment on the economy and on mitigating the losses for the sectors most sensitive to the economic impact of the COVID-19 pandemic.

Internal risk ratings

Internal risk ratings are assigned according to the risk management framework outlined under the headings “Wholesale credit risk” and “Retail credit risk” of the Credit risk section of Management’s Discussion and Analysis. Changes in internal risk ratings are primarily reflected in the PD parameters, which are estimated based on our historical loss experience at the relevant risk segment or risk rating level, adjusted for forward-looking information.

Forward looking macroeconomic variables

The PD, LGD and EAD inputs used to estimate stage 1 and stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five year horizon, reverting to long-run averages generally within the 2 to 5 year period. Depending on their usage in the models, macroeconomic variables are projected at a country, province/state or more granular level. These include one or more of the variables described below, which differ by portfolio and region.

Our allowance for credit losses reflects our economic outlook as at October 31, 2021. Subsequent changes to this forecast and related estimates will be reflected in our allowance for credit losses in future periods. All of our IFRS 9 scenarios are designed to include the impact of COVID-19. Despite positive developments and continuous economic improvement, the possibility of a more prolonged recovery period, including monetary policy responses to rising inflation rates brought on in part by global supply chain disruptions, as well as heightened risk in the real estate sector, have been reflected in our scenario design and weights.

Our base scenario reflects a continuation of the recovery that has been underway since the sharp drop in economic activity in calendar Q2 2020. Canadian and U.S. unemployment rates are expected to remain above pre-shock levels at the end of calendar 2021 and we expect GDP to continue growing from Q4 2021 consistent with our expectation that higher vaccination rates will enable a more significant and sustainable easing of containment measures.

Downside scenarios, including two additional and more severe downside scenarios designed for the energy and real estate sectors, reflect the possibility of a second macroeconomic shock beginning in calendar 2022, in addition to the first shock in Q2 2020, with conditions deteriorating from Q4 2021 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume a monetary policy response that returns the economy to a long-run, sustainable growth rate within the forecast period. The possibility of a more prolonged recovery period, including monetary policy responses to elevated inflation rates which may increase credit risk, have been reflected in our general downside scenario.

The upside scenario reflects a slightly faster and larger economic recovery than the base scenario, without prompting an offsetting monetary policy response, followed by a return to a long-run sustainable growth rate within the forecast period.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            173

Note 5 Loans and allowance for credit losses (continued)

The following provides additional detail about our forecasts for certain key macroeconomic variables used in the models to estimate ACL on performing loans, commitments and acceptances:

•

Unemployment – In our base forecast, calendar Q4 2021 unemployment rates are expected to decline to 6.7% in Canada and 4.7% in the U.S. We expect unemployment rates to continuously improve in both regions for the remainder of the year. We expect the Canadian unemployment rate to stabilize around its long run equilibrium by the latter half of calendar 2022 and for the U.S. unemployment rate to improve to better than the long run equilibrium beginning in calendar Q2 2022 reverting to the long run equilibrium towards the latter end of the forecast horizon.

•

Gross Domestic Product (GDP) – In our base forecast, we expect Canadian GDP in calendar Q4 2021 to be 0.5% above pre-shock levels and 2.7% above such levels in the U.S., with continuous improvement over the forecast horizon.

•

Oil price (West Texas Intermediate in US$) – In our base forecast, we expect oil prices to average $71 per barrel over the next 12 months and $56 per barrel in the following 2 to 5 years. The range of average prices in our alternative energy downside and upside scenarios is $27 to $89 per barrel for the next 12 months and $36 to $61 per barrel for the following 2 to 5 years. As at October 31, 2020, our base forecast included an average price of $43 per barrel for the next 12 months and $48 per barrel for the following 2 to 5 years.

•

Canadian housing price index – In our base forecast, we expect housing prices to grow by 0.1% over the next 12 months, with a compound annual growth rate of 4.1% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (29.6)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2020, our base forecast included housing price growth of 0.6% for the next 12 months and 4.5% for the following 2 to 5 years.

The primary variables driving credit losses in our retail portfolios are Canadian unemployment rates, Canadian GDP and Canadian housing price index. The Canadian overnight interest rate also impacts our retail portfolios. Our wholesale portfolios are affected by all of the variables discussed above; however, the specific variables differ by sector. Other variables also impact our wholesale portfolios including, but not limited to, Canadian and U.S. 10 year BBB corporate bond yield and credit spreads, 10 year government bond yields, Canadian consumer confidence index, Canadian and U.S. commercial real estate price indices, U.S. housing price index, natural gas prices (Henry Hub), and S&P 500 and EuroStoxx equity indices.

Increases in the following macroeconomic variables will generally correlate with higher expected credit losses: Canadian and U.S. unemployment rates, Canadian overnight interest rates, Canadian and U.S. 10 year BBB corporate bond yield and credit spreads, and 10 year government bond yields.

174            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Increases in the following macroeconomic variables will generally correlate with lower expected credit losses: Canadian and U.S. housing price indices, Canadian and U.S. GDP, Canadian consumer confidence index, Canadian and U.S. commercial real estate price indices, oil and natural gas prices, and S&P 500 and EuroStoxx equity indices.

Scenario design and weightings

Our estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios. Scenarios are designed to capture a wide range of possible outcomes and are weighted according to our expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. We then weight each scenario to take into account historical frequency, current trends, and forward-looking conditions which will change over time. The base case scenario is based on forecasts of the expected rate, value or yield for each of the macroeconomic variables identified above. The upside and downside scenarios are set by adjusting our base projections to construct reasonably possible scenarios and weightings that are more optimistic and pessimistic, respectively, than the base case. As described above, two additional downside scenarios capture the non-linear nature of potential credit losses across our portfolios.

The impact of each of our five scenarios varies across our portfolios given the portfolios have different sensitivities to movements in each macroeconomic variable. As described above, all scenarios are designed to include the impact of the COVID-19 pandemic as at October 31, 2021, reflective of current market conditions which have improved relative to the prior year. In determining our IFRS 9 allowance for credit losses, and to reflect the continued uncertainty and downside risk of a slower recovery than contemplated in our base scenario, we reassessed our scenario weights to more heavily weight the downside scenarios relative to October 31, 2020.

The impact of weighting these multiple scenarios increased our ACL on performing loans, relative to our base scenario, by $726 million at October 31, 2021 (October 31, 2020 – $606 million).

Transfers between stages

Transfers between stage 1 and stage 2 are based on the assessment of significant increases in credit risk relative to initial recognition, as described in Note 2. The impact of moving from 12 months expected credit losses to lifetime expected credit losses, or vice versa, varies by product, reflects the economic recovery underway in 2021 following the sharp drop in economic activity in 2020 and is dependent on the expected remaining life at the date of the transfer. Stage transfers may result in significant fluctuations in expected credit losses.

The following table illustrates the impact of staging on our ACL by comparing our allowance if all performing loans were in stage 1 to the actual ACL recorded on these assets.

As at

	October 31, 2021			October 31, 2020

	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL
Performing loans (1)	$ 2,521	$ 1,125	$ 3,646	$ 4,028	$ 1,031	$ 5,059

(1)	Represents loans and commitments in stage 1 and stage 2.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            175

Note 5 Loans and allowance for credit losses (continued)

Credit risk exposure by internal risk rating

The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of Management’s Discussion and Analysis.

	As at
	October 31, 2021				October 31, 2020

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$310,334	$1,507	$–	$311,841	$270,396	$2,848	$–	$273,244
Medium risk	15,152	2,051	–	17,203	15,230	3,307	–	18,537
High risk	3,343	634	–	3,977	4,346	1,467	–	5,813
Not rated (2)	45,512	913	–	46,425	43,176	936	–	44,112
Impaired	–	–	645	645	–	–	638	638
	374,341	5,105	645	380,091	333,148	8,558	638	342,344
Items not subject to impairment (3)				241				253
Total				$380,332				$342,597
Loans outstanding – Personal
Low risk	$72,267	$698	$–	$72,965	$71,245	$1,084	$–	$72,329
Medium risk	4,974	4,551	–	9,525	3,974	5,415	–	9,389
High risk	687	1,045	–	1,732	817	1,416	–	2,233
Not rated (2)	8,934	88	–	9,022	7,704	144	–	7,848
Impaired	–	–	197	197	–	–	212	212
Total	$86,862	$6,382	$197	$93,441	$83,740	$8,059	$212	$92,011
Loans outstanding – Credit cards
Low risk	$12,864	$24	$–	$12,888	$11,824	$63	$–	$11,887
Medium risk	1,646	1,645	–	3,291	1,596	2,360	–	3,956
High risk	136	937	–	1,073	132	1,105	–	1,237
Not rated (2)	527	43	–	570	490	56	–	546
Total	$15,173	$2,649	$–	$17,822	$14,042	$3,584	$–	$17,626
Loans outstanding –Small business (4)
Low risk	$8,609	$274	$–	$8,883	$2,034	$172	$–	$2,206
Medium risk	1,583	979	–	2,562	1,976	1,143	–	3,119
High risk	227	218	–	445	126	192	–	318
Not rated (2)	4	–	–	4	9	–	–	9
Impaired	–	–	109	109	–	–	90	90
Total	$10,423	$1,471	$109	$12,003	$4,145	$1,507	$90	$5,742
Undrawn loan commitments – Retail
Low risk	$229,516	$574	$–	$230,090	$214,176	$887	$–	$215,063
Medium risk	9,475	133	–	9,608	10,402	291	–	10,693
High risk	1,205	97	–	1,302	1,141	129	–	1,270
Not rated (2)	4,854	90	–	4,944	5,238	117	–	5,355
Total	$245,050	$894	$–	$245,944	$230,957	$1,424	$–	$232,381
Wholesale – Loans outstanding (4)
Investment grade	$62,975	$226	$–	$63,201	$50,998	$328	$–	$51,326
Non-investment grade	117,396	15,146	–	132,542	112,434	26,575	–	139,009
Not rated (2)	9,339	430	–	9,769	7,093	432	–	7,525
Impaired	–	–	1,357	1,357	–	–	2,235	2,235
	189,710	15,802	1,357	206,869	170,525	27,335	2,235	200,095
Items not subject to impairment (3)				11,197				8,560
Total				$218,066				$208,655
Undrawn loan commitments – Wholesale
Investment grade	$246,539	$1,122	$–	$247,661	$242,244	$1,022	$–	$243,266
Non-investment grade	108,063	12,377	–	120,440	92,262	21,581	–	113,843
Not rated (2)	3,476	1	–	3,477	3,918	–	–	3,918
Total	$358,078	$13,500	$–	$371,578	$338,424	$22,603	$–	$361,027

(1)	As at October 31, 2021, 86% of credit-impaired loans were either fully or partially collateralized (October 31, 2020 – 90%). For details on the types of collateral held against credit-impaired assets and our policies on collateral, refer to the Credit risk mitigation section of Management’s Discussion and Analysis.
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessments or rating methodologies, policies and tools to manage our credit risk.
(3)	Items not subject to impairment are loans held at FVTPL.
(4)	Commencing Q2 2021, certain loans are now classified as Retail – Small business and were previously classified as Wholesale, reflecting an alignment with capital measurement and reporting.

176            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Loans past due but not impaired (1), (2)

	As at
	October 31, 2021			October 31, 2020

(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$1,105	$137	$1,242	$1,013	$129	$1,142
Wholesale	1,230	–	1,230	574	13	587
	$2,335	$137	$2,472	$1,587	$142	$1,729

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Loans in our payment deferral programs established to help clients manage through the challenges of the COVID-19 pandemic have been re-aged to current and are not aged further during the deferral period. Subsequent to the payment deferral period, loans will commence re-aging from current. Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Loan modifications

For the year ended October 31, 2021, the amortized cost of the loans whose contractual terms were modified while in Stage 2 or Stage 3 was not material.

In 2020, we established relief programs to help clients manage through challenges of the COVID-19 pandemic through payment deferrals, interest rate reductions, covenant waivers, and refinancing or credit restructuring. In some cases, the original terms of the associated loans were renegotiated or otherwise modified, resulting in changes to the contractual terms of the loans that affect the contractual cash flows. For the year ended October 31, 2020, the amortized cost of the loans whose contractual terms were modified while in Stage 2 or Stage 3 at the quarter ended before the modification was $8,437 million, resulting in no material modification losses. The gross carrying amount of loans transferred to Stage 1 as a result of the modification whose contractual terms were previously modified while in Stage 2 or Stage 3 was not material for the years ended October 31, 2020 and October 31, 2021.

Note 6 Derecognition of financial assets

We enter into transactions in which we transfer financial assets such as loans or securities to structured entities or other third parties. The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition as we continue to be exposed to substantially all of the risks and rewards of the transferred assets, such as prepayment, credit, price, interest rate and foreign exchange risks.

Transferred financial assets derecognized

Government relief programs

To support our clients through unprecedented times due to the COVID-19 pandemic, we are participating in government relief programs in Canada and in the U.S.

Under the Canadian Emergency Business Account program, we have provided interest-free loans to existing eligible small business clients funded by the Export Development Bank of Canada (EDC). As we do not retain substantially all of the risks and rewards of the financial assets, and all cash flows are passed through to the EDC, these loans are not recognized on our Consolidated Balance Sheets. The application window for the CEBA program closed on June 30, 2021.

Transferred financial assets not derecognized

Securitization of Canadian residential mortgage loans

We periodically securitize insured Canadian residential mortgage loans through the creation of MBS pools under the National Housing Act MBS (NHA MBS) program. All loans securitized under the NHA MBS program are required to be insured by the Canadian Mortgage and Housing Corporation or a third-party insurer. We require the borrower to pay for mortgage insurance when the loan amount is greater than 80% of the original appraised value of the property (LTV ratio). For residential mortgage loans securitized under this program with LTV ratios less than 80%, we are required to insure the mortgages at our own expense. Under the NHA MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or the insurer. When a borrower defaults on a mortgage, we submit a claim to the insurer if the amount recovered from the collection or foreclosure process is lower than the sum of the principal balance, accrued interest and collection costs on the outstanding loan. The insurance claim process is managed by the insurance provider in accordance with the insurer’s policies and covers the entire unpaid loan balance plus generally up to 12 months of interest, selling costs and other eligible expenses. If an insurance claim is denied, a loss is recognized in Provision for credit losses in our Consolidated Statements of Income. The amount recorded as a loss is not significant to our Consolidated Financial Statements and no significant losses were incurred due to legal action arising from mortgage defaults during 2021 and 2020.

We sell the NHA MBS pools primarily to a government-sponsored structured entity under the Canada Mortgage Bond (CMB) program. The entity periodically issues CMBs, which are guaranteed by the government, and sells them to third-party investors. Proceeds of the CMB issuances are used by the entity to purchase the NHA MBS pools from eligible NHA MBS issuers who participate in the issuance of a particular CMB series. Our continuing involvement includes servicing the underlying residential mortgage loans we have securitized, either ourselves or through a third-party servicer. We also act as counterparty in interest rate swap agreements where we pay the entity the interest due to CMB investors and receive the interest on the underlying MBS and reinvested assets. As part of the swaps, we are also required to maintain a principal reinvestment account for principal payments received on the underlying mortgage loans to meet the repayment obligation upon maturity of the CMB. We reinvest the collected principal payments in permitted investments as outlined in the swap agreements.

We have determined that certain of the NHA MBS program loans transferred to the entity do not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. As a result, these transferred MBS continue to be classified as residential mortgage loans and recognized on our Consolidated Balance Sheets. The cash received for these transferred MBS is treated as a secured borrowing and a corresponding liability is recorded in Deposits – Business and government on our Consolidated Balance Sheets.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            177

Note 6 Derecognition of financial assets (continued)

Securities sold under repurchase agreements and securities loaned

We also enter into transactions such as repurchase agreements and securities lending agreements where we transfer assets under agreements to repurchase them at a future date and retain substantially all of the risks and rewards associated with the assets. These transferred assets remain on our Consolidated Balance Sheets and are accounted for as collateralized borrowing transactions.

The following table provides information on the carrying amount and fair value of the transferred assets that did not qualify for derecognition, and their associated liabilities.

	As at
	October 31, 2021				October 31, 2020

(Millions of Canadian dollars)	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total
Carrying amount of transferred assets that do not qualify for derecognition	$34,052	$252,920	$9,281	$296,253	$35,001	$267,361	$6,870	$309,232
Carrying amount of associated liabilities	33,769	252,920	9,281	295,970	34,805	267,361	6,870	309,036
Fair value of transferred assets	$34,142	$252,920	$9,281	$296,343	$35,293	$267,361	$6,870	$309,524
Fair value of associated liabilities	34,073	252,920	9,281	296,274	35,957	267,361	6,870	310,188
Fair value of net position	$69	$–	$–	$69	$(664)	$–	$–	$(664)

(1)	Includes Canadian residential mortgage loans transferred primarily to Canada Housing Trust at the initial securitization and other permitted investments used for funding requirements after the initial securitization.
(2)	CMB investors have legal recourse only to the transferred assets, and do not have recourse to our general assets.
(3)	Does not include over-collateralization of assets pledged.

Note 7 Structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our financing and investing needs as well as those of our customers. A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities. We consolidate a structured entity when we control the entity in accordance with our accounting policy as described in Note 2. In other cases, we may sponsor or have an interest in such an entity but may not consolidate it.

Consolidated structured entities

We consolidate the following structured entities, whose assets and liabilities are recorded on our Consolidated Balance Sheets. Third-party investors in these structured entities generally have recourse only to the assets of the related entity and do not have recourse to our general assets unless we breach our contractual obligations to those entities. In the ordinary course of business, the assets of each consolidated structured entity can generally only be used to settle the obligations of that entity.

RBC-administered multi-seller conduits

We generally do not maintain ownership in the multi-seller conduits that we administer and generally do not have rights to, or control of, their assets. However, we issue asset-backed commercial paper (ABCP) through a multi-seller conduit that does not have a first loss investor with substantive power to direct the significant operating activities of the conduit. This conduit is consolidated because we have exposure to variability of returns from performance in the multi-seller arrangements through providing transaction-specific and program-wide liquidity, credit and loan facilities to the conduit and have decision-making power over the relevant activities. As of October 31, 2021, $1,076 million of financial assets held by the conduit was included in Loans (October 31, 2020 – $957 million) and $665 million of ABCP issued by the conduit was included in Deposits (October 31, 2020 – $558 million) on our Consolidated Balance Sheets.

Credit card securitization vehicle

We securitize a portion of our credit card receivables through a structured entity on a revolving basis. The entity purchases co-ownership interests in a pool of credit card receivables and issues senior and subordinated term notes collateralized by that co-ownership interest in the underlying pool of credit card receivables. Investors who purchase the term notes have recourse only to that co-ownership interest in the underlying pool of credit card receivables.

We continue to service the credit card receivables and perform an administrative role for the entity. We also retain risk in the underlying pool of credit card receivables through our retained interest in the transferred assets, the cash reserve balance we fund from time to time, and also through certain subordinated notes which we retain. Additionally, we may own some senior notes as investments or for market-making activities and we act as counterparty to interest rate and cross currency swap agreements which hedge the entity’s interest rate and currency risk exposure. We have also provided subordinated loans to the entity to pay upfront expenses; the loans were fully repaid during the year ended October 31, 2021.

We consolidate the structured entity because we have decision-making power over the timing and size of future issuances and other relevant activities which were predetermined by us at inception. We also obtain significant funding benefits and are exposed to variability from the performance of the underlying credit card receivables through our retained interest. As at October 31, 2021, $3 billion of notes issued by our credit card securitization vehicle were included in Deposits on our Consolidated Balance Sheets (October 31, 2020 – $6 billion).

178            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Collateralized commercial paper vehicle

We established a funding vehicle that provides loans to us and finances those loans by issuing commercial paper to third-party investors. The structured entity’s commercial paper carries an equivalent credit rating to RBC because we are obligated to advance funds to the entity in the event there are insufficient funds from other sources to settle maturing commercial paper. We pledge collateral to secure the loans and are exposed to the market and credit risks of the pledged securities.

We consolidate the structured entity because we have decision-making power over the relevant activities, are the sole borrower from the structure, and are exposed to a majority of the residual ownership risks through the credit support provided. As at October 31, 2021, $13 billion of commercial paper issued by the vehicle was included in Deposits on our Consolidated Balance Sheets (October 31, 2020 – $12 billion).

Covered bonds

We periodically transfer mortgages to RBC Covered Bond Guarantor Limited Partnership (the Guarantor LP) to support funding activities and asset coverage requirements under our covered bonds program. The Guarantor LP was created to guarantee interest and principal payments under the covered bond program. The covered bonds guaranteed by the Guarantor LP are direct, unsecured and unconditional obligations of RBC; therefore, investors have a claim against the Bank which will continue if the covered bonds are not paid by the Bank and the mortgage assets in the Guarantor LP are insufficient to satisfy the obligations owing on the covered bonds. We act as general partner, limited partner, swap counterparty, lender and liquidity provider to the Guarantor LP, servicer for the underlying mortgages as well as the registered issuer of the covered bonds.

We consolidate the Guarantor LP as we have the decision-making power over the relevant activities through our role as general partner and are exposed to variability from the performance of the underlying mortgages. As at October 31, 2021, the total amount of mortgages transferred and outstanding was $80 billion (October 31, 2020 – $106 billion) and $37 billion of covered bonds were recorded as Deposits on our Consolidated Balance Sheets (October 31, 2020 – $40 billion).

Municipal bond TOB structures

We sell taxable and tax-exempt municipal bonds into Tender Option Bond (TOB) structures, which consist of a bond that is credit enhanced by us and purchased by a TOB trust. The TOB trust finances the purchase from us by issuing floating-rate certificates to short-term investors and a residual certificate that is purchased by us. We are the remarketing agent for the floating-rate certificates and provide a liquidity facility to the short-term investors which requires us to purchase any certificates tendered but not successfully remarketed. We credit enhance the bond purchased by the TOB trust with a letter of credit under which we are required to extend funding if there are any losses on the underlying bonds. We earn interest on the residual certificate and receive market-based fees for acting as remarketing agent and providing the liquidity facility and letter of credit.

We consolidate the TOB trust when we are the holder of the residual certificate as we have decision-making power over the relevant activities, including the selection of the underlying municipal bonds and the ability to terminate the structure, and are exposed to variability from the performance of the underlying municipal bonds. As at October 31, 2021, $7 billion of municipal bonds were included in Investment securities related to consolidated TOB structures (October 31, 2020 – $8 billion) and a corresponding $7 billion of floating-rate certificates were included in Deposits on our Consolidated Balance Sheets (October 31, 2020 – $8 billion).

RBC managed investment funds

We are sponsors and investment managers of mutual and pooled funds, which give us the ability to direct the investment decisions of the funds. We consolidate those mutual and pooled funds in which our interests, which include direct investment in seed capital plus management or performance fees, indicate that we are acting as a principal. As at October 31, 2021, $514 million of Trading securities held in the consolidated funds (October 31, 2020 – $516 million) and $365 million of Other liabilities representing the fund units held by third parties (October 31, 2020 – $293 million) were recorded on our Consolidated Balance Sheets.

Unconsolidated structured entities

We have interests in certain structured entities that we do not consolidate but have recorded assets and liabilities on our Consolidated Balance Sheets related to our transactions and involvement with these entities.

The following table presents the assets and liabilities recorded on our Consolidated Balance Sheets and our maximum exposure to loss related to our interests in unconsolidated structured entities. It also presents the size of each class of unconsolidated structured entity, as measured by the total assets of the entities in which we have an interest.

	As at October 31, 2021

(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets
Securities	$12	$–	$3,047	$–	$537	$3,596
Loans	–	4,569	–	6,855	1,453	12,877
Derivatives	17	–	–	–	108	125
Other assets	–	27	–	–	363	390
	$29	$4,596	$3,047	$6,855	$2,461	$16,988
On-balance sheet liabilities
Derivatives	$93	$–	$–	$–	$–	$93
Other liabilities	–	–	–	–	–	–
	$93	$–	$–	$–	$–	$93
Maximum exposure to loss (2)	$40,893	$8,361	$3,651	$12,214	$4,057	$69,176
Total assets of unconsolidated structured entities	$40,074	$19,881	$506,699	$80,458	$392,348	$1,039,460

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            179

Note 7 Structured entities (continued)

	As at October 31, 2020

(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets
Securities	$138	$–	$2,297	$–	$422	$2,857
Loans	–	2,670	–	5,628	931	9,229
Derivatives	60	–	–	–	84	144
Other assets	–	46	–	–	261	307
	$198	$2,716	$2,297	$5,628	$1,698	$12,537
On-balance sheet liabilities
Derivatives	$38	$–	$–	$–	$–	$38
Other liabilities	–	–	–	–	–	–
	$38	$–	$–	$–	$–	$38
Maximum exposure to loss (2)	$42,863	$6,522	$2,557	$10,389	$2,108	$64,439
Total assets of unconsolidated structured entities	$41,964	$18,200	$462,947	$87,631	$286,200	$896,942

(1)	Total assets of unconsolidated structured entities represent the maximum assets that may have to be purchased by the conduits under purchase commitments outstanding. Of the purchase commitments outstanding, the conduits have purchased financial assets totalling $25 billion as at October 31, 2021 (October 31, 2020 – $23 billion).
(2)	The maximum exposure to loss resulting from our interests in these entities consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily because of the notional amounts of the backstop liquidity and credit enhancement facilities. Refer to Note 23.

Below is a description of our involvement with each significant class of unconsolidated structured entity.

Multi-seller conduits

We administer multi-seller ABCP conduit programs. Multi-seller conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP.

In certain multi-seller conduit arrangements, we do not maintain any ownership of the multi-seller conduits that we administer and have no rights to, or control of, its assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation, execution and monitoring. The ABCP issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by the multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing ABCP. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities.

For certain transactions, we act as counterparty to various hedging contracts to facilitate our clients’ securitization of fixed rate and/or foreign currency denominated assets through the conduits. These may take the form of forward contracts, interest rate swaps or cross currency swaps. These derivatives expose us to foreign exchange and interest rate risks that are centrally managed by our foreign exchange trading and swap desks, respectively, and credit risk on the underlying assets that is mitigated by the credit enhancement described below.

Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses.

An unrelated third party (expected loss investor) absorbs losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before the multi-seller conduits’ debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor has substantive power to direct the majority of the activities which significantly impact the conduit’s economic performance, including initial selection and approval of the asset purchase commitments and liquidity facilities, approval of renewal and amendment of these transactions and facilities, sale or transfer of assets, ongoing monitoring of asset performance, mitigation of losses, and management of the ABCP liabilities.

We do not consolidate these multi-seller conduits as we do not control the conduits as noted above.

Structured finance

We participate in certain municipal bond TOB structures that we do not consolidate. These structures are similar to those consolidated municipal bond TOB structures described above; however, the residual certificates are held by third parties. We provide liquidity facilities for the benefit of floating-rate certificate holders which may be drawn if certificates are tendered but not able to be remarketed. For a portion of these trusts, we also provide a letter of credit for the underlying bonds held in the trust. We do not have decision-making power over the relevant activities of the structures; therefore, we do not consolidate these structures.

We provide senior warehouse financing to structured entities that are established by third parties to acquire loans for the purposes of issuing a term collateralized loan obligation (CLO) transaction. Subordinated financing is provided during the

180            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

warehouse phase by one or more third-party equity investors. We act as the arranger and placement agent for the term CLO transaction. Proceeds from the sale of the term CLO are used to repay our senior warehouse financing, at which point we have no further involvement with the transaction. We do not consolidate these CLO structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement generally designed to cover a multiple of historical losses. We do not consolidate these structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

Non-RBC managed investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to a reference fund, and we economically hedge our exposure to these derivatives by investing in those reference funds. We also act as custodian or administrator for several funds. We do not consolidate those reference funds that are managed by third parties as we do not have power to direct their investing activities.

We provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. Undrawn liquidity commitments expose us to the liquidity risk of the preferred shares and drawn commitments expose us to the credit risk of the underlying municipal bonds. We do not consolidate these third-party managed funds as we do not have power to direct their investing activities.

Third-party securitization vehicles

We hold interests in securitization vehicles that provide funding to certain third parties on whose behalf the entities were created. The activities of these entities are limited to the purchase and sale of specified financial assets from the sponsor. We, as well as other financial institutions, are obligated to provide funding up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. Enhancements can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally designed to cover a multiple of historical losses. We do not consolidate these entities as we do not have decision-making power over the relevant activities, including the entities’ investing and financing activities.

Other

Other unconsolidated structured entities include managed investment funds, credit investment products and tax credit funds.

We are sponsors and investment managers of mutual and pooled funds, which gives us the ability to direct the investment decisions of the funds. We do not consolidate those mutual and pooled funds if we exercise our decision-making power as an agent on behalf of other unit holders.

We use structured entities to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors’ specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these entities (credit protection) and convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We act as sole arranger and swap provider for certain entities and, in some cases, fulfill other administrative functions for the entities. We do not consolidate these credit investment product entities as we do not have decision-making power over the relevant activities, which include selection of the collateral and reference portfolio, and are not exposed to a majority of the benefits or risks of the entities.

We created certain funds to pass through tax credits received from underlying low-income housing, historic rehabilitation real estate projects to third parties, new market tax credits or renewable energy tax credits to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the funds, arrange the financing, and perform the administrative duties of these tax credit funds. We do not consolidate the tax credit funds as the third-party investors in these funds have the decision-making power to select the underlying investments and are exposed to the majority of the residual ownership and tax risks of the funds.

We also purchase passive interests in renewable energy tax credit entities created and controlled by third parties. We do not consolidate these third-party funds as we do not have decision-making power over the relevant activities and our investments are managed as part of larger portfolios which are held for trading purposes.

Other interests in unconsolidated structured entities

In the normal course of business, we buy and sell passive interests in certain third-party structured entities, including mutual funds, exchange traded funds, and government-sponsored ABS vehicles. Our investments in these entities are managed as part of larger portfolios which are held for trading, liquidity or hedging purposes. We did not create or sponsor these entities and do not have any decision-making power over their ongoing activities. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, which are not included in the table above. As at October 31, 2021 and 2020, our investments in these entities were included in Trading and Investment securities on our Consolidated Balance Sheets. Refer to Note 3 and Note 4 for further details on our Trading and Investment securities.

Sponsored entities

We are a sponsor of certain structured entities in which we have interests but do not consolidate. In determining whether we are a sponsor of a structured entity, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, our initial and continuing involvement and whether we hold subordinated interests in the entity. We are considered to be the sponsor of certain credit investment products, tax credit entities, RBC managed mutual funds and a commercial mortgage securitization vehicle. During the year ended October 31, 2021, we did not transfer any commercial mortgages (October 31, 2020 – $469 million) to a sponsored securitization vehicle in which we did not have any interests as at the end of the reporting period.

Financial support provided to structured entities

During the years ended October 31, 2021 and 2020, we have not provided any financial or non-financial support to any consolidated or unconsolidated structured entities when we were not contractually obligated to do so. Furthermore, we have no intention to provide such support in the future.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            181

Note 8 Derivative financial instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, credit risk, and equity or equity index. Non-financial derivatives are contracts whose value is derived from a precious metal, commodity instrument or index. The notional amount of derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by counterparties, and do not reflect our EAD.

Financial derivatives

Forwards and futures

Forward contracts are non-standardized agreements that are transacted between counterparties in the OTC market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below.

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the specified price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps

Swaps are OTC contracts in which two counterparties exchange a series of cash flows based on agreed upon rates applied to a notional amount. Examples of swap agreements are described below.

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Certain interest rate swaps are transacted and settled through clearing houses which act as central counterparties. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and notional amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument or commodity at a specified price, at or by a predetermined future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser’s right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include but are not limited to interest rate options, foreign currency options, equity options and index options.

Credit derivatives

Credit derivatives are OTC contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in the value of the referenced asset as a result of specified credit events such as default or bankruptcy. They are similar in structure to an option, whereby the purchaser pays a premium to the seller of the credit default swap in return for payment contingent on a credit event affecting the referenced asset.

Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a referenced asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Other derivative products

Other contracts are stable value and equity derivative contracts.

Non-financial derivatives

Other contracts also include non-financial derivative products such as precious metal and commodity derivative contracts in both the OTC and exchange markets.

Derivatives issued for trading purposes

Most of our derivative transactions relate to client-driven sales and trading activities, and associated market risk hedging. Sales activities include the structuring and marketing of derivative products to clients, enabling them to modify or reduce risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves the active management of derivative transactions with the expectation of profiting from favourable movements in prices, rates, or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and product types. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Non-interest income – Trading revenue.

Derivatives issued for other-than-trading purposes

We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit, equity and foreign exchange risk related to our funding, lending, investment activities and asset/liability management.

182            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Interest rate swaps are used to manage our exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. Purchased options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We predominantly use credit derivatives to manage our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. From time to time, we also enter into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Other income in Non-interest income.

Notional amount of derivatives by term to maturity (absolute amounts) (1)

	As at October 31, 2021
	Term to maturity

(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$866,704	$161,835	$158	$1,028,697	$1,015,263	$13,434
Swaps	3,936,638	6,559,032	4,268,243	14,763,913	14,259,757	504,156
Options purchased	266,798	312,149	185,547	764,494	764,494	–
Options written	271,000	309,540	203,665	784,205	784,205	–
Foreign exchange contracts
Forward contracts	1,730,712	56,335	2,491	1,789,538	1,753,075	36,463
Cross currency swaps	82,316	57,968	72,864	213,148	204,789	8,359
Cross currency interest rate swaps	439,169	1,193,669	776,062	2,408,900	2,376,225	32,675
Options purchased	46,060	16,097	3,059	65,216	65,216	–
Options written	53,342	16,122	3,060	72,524	72,524	–
Credit derivatives (2)	1,027	35,759	6,125	42,911	42,428	483
Other contracts (3)	218,270	98,850	20,757	337,877	325,226	12,651
Exchange-traded contracts
Interest rate contracts
Futures – long positions	110,285	148,262	333	258,880	256,020	2,860
Futures – short positions	173,039	97,364	126	270,529	270,129	400
Options purchased	28,071	15,250	–	43,321	43,321	–
Options written	22,272	1,300	–	23,572	23,572	–
Foreign exchange contracts
Futures – long positions	129	–	–	129	129	–
Other contracts	391,339	84,135	1,175	476,649	476,649	–
	$8,637,171	$9,163,667	$5,543,665	$23,344,503	$22,733,022	$611,481

	As at October 31, 2020
	Term to maturity

(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$2,782,447	$427,464	$340	$3,210,251	$3,172,950	$37,301
Swaps	3,409,078	5,990,160	3,755,593	13,154,831	12,685,595	469,236
Options purchased	282,837	407,782	185,667	876,286	876,153	133
Options written	303,347	410,237	198,222	911,806	911,806	–
Foreign exchange contracts
Forward contracts	1,691,079	32,474	1,788	1,725,341	1,707,082	18,259
Cross currency swaps	80,186	56,563	64,540	201,289	194,773	6,516
Cross currency interest rate swaps	412,053	1,117,048	633,023	2,162,124	2,112,625	49,499
Options purchased	46,719	13,963	3,349	64,031	64,031	–
Options written	50,099	13,407	3,410	66,916	66,916	–
Credit derivatives (2)	1,309	39,877	7,577	48,763	48,244	519
Other contracts (3)	177,220	94,378	20,126	291,724	282,321	9,403
Exchange-traded contracts
Interest rate contracts
Futures – long positions	164,925	112,363	113	277,401	277,401	–
Futures – short positions	205,927	167,350	233	373,510	373,510	–
Options purchased	74,494	14,188	–	88,682	88,682	–
Options written	58,116	10,391	–	68,507	68,507	–
Foreign exchange contracts
Futures – long positions	75	–	–	75	75	–
Other contracts	179,681	30,768	240	210,689	210,689	–
	$9,919,592	$8,938,413	$4,874,221	$23,732,226	$23,141,360	$590,866

(1)	The derivative notional amounts are determined using the standardized approach for measuring counterparty credit risk (SA-CCR) in accordance with the Capital Adequacy Requirements (CAR).
(2)	Credit derivatives with a notional value of $1 billion (October 31, 2020 – $1 billion) are economic hedges. Trading credit derivatives comprise protection purchased of $25 billion (October 31, 2020 – $26 billion) and protection sold of $17 billion (October 31, 2020 – $22 billion).
(3)	Other contracts exclude loan-related commitment derivatives of $9 billion (October 31, 2020 – $2 billion), which are not classified as derivatives under CAR guidelines.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            183

Note 8 Derivative financial instruments and hedging activities (continued)

Fair value of derivative instruments (1)

	As at
	October 31, 2021		October 31, 2020

(Millions of Canadian dollars)	Positive	Negative	Positive	Negative
Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$10	$11	$33	$33
Swaps	28,400	23,136	44,732	37,453
Options purchased	4,580	–	7,498	–
Options written	–	5,258	–	8,916
	32,990	28,405	52,263	46,402
Foreign exchange contracts
Forward contracts	11,404	11,515	10,765	10,190
Cross currency swaps	4,469	4,929	5,117	5,080
Cross currency interest rate swaps	23,208	22,382	19,880	21,826
Options purchased	1,021	–	1,292	–
Options written	–	978	–	910
	40,102	39,804	37,054	38,006
Credit derivatives	34	115	463	526
Other contracts	20,827	21,253	21,156	23,985
	93,953	89,577	110,936	108,919
Held or issued for other-than-trading purposes
Interest rate contracts
Swaps	1,187	1,116	1,959	1,410
	1,187	1,116	1,959	1,410
Foreign exchange contracts
Forward contracts	305	260	76	85
Cross currency swaps	32	–	89	22
Cross currency interest rate swaps	859	447	2,084	132
	1,196	707	2,249	239
Credit derivatives	–	5	–	5
Other contracts	329	321	105	126
	2,712	2,149	4,313	1,780
Total gross fair values before:	96,665	91,726	115,249	110,699
Valuation adjustments determined on a pooled basis	(810)	27	(1,104)	(115)
Impact of netting agreements that qualify for balance sheet offset	(314)	(314)	(657)	(657)
	$95,541	$91,439	$113,488	$109,927

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Fair value of derivative instruments by term to maturity (1)

	As at
	October 31, 2021				October 31, 2020

(Millions of Canadian dollars)	Less than 1 year	1 through 5 years	Over 5 years	Total	Less than 1 year	1 through 5 years	Over 5 years	Total
Derivative assets	$27,771	28,029	39,741	$95,541	$27,072	33,755	52,661	$113,488
Derivative liabilities	26,766	27,938	36,735	91,439	26,507	32,885	50,535	109,927

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values permitted by certain central counterparties.

184            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Interest rate benchmark reform (1)

We use interest rate contracts in fair value hedges and cash flow hedges to manage our exposure to interest rate risk of our existing and/or forecast assets and liabilities. We also use foreign denominated deposit liabilities in net investment hedges to manage the foreign exchange risk arising from our investments in foreign operations. The hedging instruments designated to manage these risks reference IBORs in multiple jurisdictions and will be affected by the Reform as the markets transition to ABRs as discussed in Note 2.

The following table presents the notional or principal amount of our hedging instruments which reference IBORs that will be affected by the Reform as discussed in Note 2. The notional or principal amounts of our hedging instruments also approximates the extent of the risk exposure we manage through hedging relationships:

	As at
	October 31, 2021	October 31, 2020 (2)

(Millions of Canadian dollars)	Notional/Principal amounts	Notional/Principal amounts
Interest rate contracts
USD LIBOR	$38,730	$22,640
GBP LIBOR	290	591
Non-derivative instruments
USD LIBOR	215	231
GBP LIBOR	–	691
	$39,235	$24,153

(1)	Excludes interest rate contracts and non-derivative instruments which reference rates in multi-rate jurisdictions, including CDOR, EURO Interbank Offered Rate and Australian Bank Bill Swap Rate (BBSW).
(2)	Amounts have been updated from those previously presented to reflect the regulatory developments related to the USD LIBOR cessation date.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract’s notional amount.

We subject our derivative transactions to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We use a single internal rating system for all credit risk exposure, as outlined in the internal ratings maps in the Credit risk section of Management’s Discussion and Analysis.

Offsetting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements and achieved when specific criteria are met in accordance with our accounting policy in Note 2. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value exceeds a specified threshold amount.

Replacement cost and credit equivalent amounts are determined in accordance with OSFI’s non-modelled regulatory SA-CCR under the CAR guidelines. The replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements and applicable margins, scaled by a regulatory factor. The credit equivalent amount is defined as the replacement cost plus an additional amount for potential future credit exposure also scaled by a regulatory factor. The risk-weighted equivalent is determined by applying appropriate risk-weights to the credit equivalent amount, including those risk weights reflective of model approval under the internal ratings based approach.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            185

Note 8 Derivative financial instruments and hedging activities (continued)

Derivative-related credit risk (1)

	As at

	October 31, 2021			October 31, 2020

(Millions of Canadian dollars)	Replacement cost	Credit equivalent amount	Risk-weighted equivalent (2)	Replacement cost	Credit equivalent amount	Risk-weighted equivalent (2)
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$9	$64	$20	$30	$191	$79
Swaps	4,519	16,203	4,569	7,112	17,324	7,359
Options purchased	113	403	187	142	392	285
Options written	23	415	141	4	307	136
Foreign exchange contracts
Forward contracts	3,085	19,097	4,232	2,796	17,641	4,537
Swaps	2,621	16,484	4,092	2,392	15,349	3,997
Options purchased	177	510	145	465	923	292
Options written	2	196	43	1	155	59
Credit derivatives	913	2,234	213	429	1,839	81
Other contracts	7,668	26,567	10,480	3,577	16,455	7,719
Exchange-traded contracts	1,814	6,218	124	3,137	8,842	177
	$20,944	$88,391	$24,246	$20,085	$79,418	$24,721

(1)	The amounts presented are net of master netting agreements in accordance with CAR guidelines.
(2)	The risk-weighted balances are calculated in accordance with CAR guidelines and exclude CVA of $18 billion (October 31, 2020 – $18 billion).

Replacement cost of derivative instruments by risk rating and by counterparty type

	As at October 31, 2021
	Risk rating (1)					Counterparty type (2)

(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive fair values	$22,801	$37,938	$16,333	$19,593	$96,665	$42,361	$15,964	$38,340	$96,665
Impact of master netting agreements and applicable margins	20,545	33,257	12,050	9,869	75,721	41,554	15,731	18,436	75,721
Replacement cost (after netting agreements)	$2,256	$4,681	$4,283	$9,724	$20,944	$807	$233	$19,904	$20,944

	As at October 31, 2020
	Risk rating (1)					Counterparty type (2)

(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive fair values	$30,097	$44,736	$18,392	$22,024	$115,249	$49,146	$22,109	$43,994	$115,249
Impact of master netting agreements and applicable margins	27,110	40,359	14,238	13,457	95,164	48,291	21,534	25,339	95,164
Replacement cost (after netting agreements)	$2,987	$4,377	$4,154	$8,567	$20,085	$855	$575	$18,655	$20,085

(1)	Our internal risk ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings, as outlined in the internal ratings maps in the Credit risk section of Management’s Discussion and Analysis.
(2)	Counterparty type is defined in accordance with CAR guidelines.

Derivatives in hedging relationships

We apply hedge accounting to minimize volatility in earnings and capital caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item.

Derivatives used in hedging relationships are recorded in Other Assets – Derivatives or Other Liabilities – Derivatives on the Balance Sheet. Foreign currency-denominated liabilities used in net investment hedging relationships are recorded in Deposits – Business and Government and Subordinated debentures on the Balance Sheet. Gains and losses relating to hedging ineffectiveness is recorded in Non-Interest income and amounts reclassified from hedge reserves in OCI to income is recorded in Net-interest income for cash flow hedges and Non-interest income for net Investment hedges.

We assess and measure the effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. When cash instruments are designated as hedges of foreign exchange risks, only changes in their value due to foreign exchange risk are included in the assessment and measurement of hedge effectiveness.

Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

•	Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset and frequency of payment.
•	Difference in the discounting factors between the hedged item and the hedging instrument, taking into consideration the different reset frequency of the hedged item and hedging instrument.
•	Hedging derivatives with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item.

186            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Below is a description of our risk management strategy for each risk exposure that we decide to hedge:

Interest rate risk

We use interest rate contracts to manage our exposure to interest rate risk by modifying the repricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The swaps are designated in either a fair value hedge or a cash flow hedge and predominantly reference IBORs across multiple jurisdictions. Certain swaps will be affected by the Reform as the market transitions to ABRs by the end of 2021 or beyond.

For fair value hedges, we use interest rate contracts to manage the fair value movements of our fixed-rate instruments due to changes in benchmark interest. The interest rate swaps are entered into on a one-to-one basis to manage the benchmark interest rate risk, and its terms are critically matched to the specified fixed rate instruments.

We also use interest rate swaps in fair value hedges to manage interest rate risk from residential mortgage assets and funding liabilities. Our exposure from this portfolio changes with the origination of new loans, repayments of existing loans, and sale of securitized mortgages. Accordingly, we have adopted dynamic hedging for that portfolio, in which the hedge relationship is rebalanced on a more frequent basis, such as on a bi-weekly or on a monthly basis.

For cash flow hedges, we use interest rate swaps to manage the exposure to cash flow variability of our variable rate instruments as a result of changes in benchmark interest rates. The variable rate instruments and forecast transactions which reference certain IBORs will be affected by the Reform. Whilst some of the interest rate derivatives are entered into on a one-to-one basis to manage a specific exposure, other interest rate derivatives may be entered into for managing interest rate risks of a portfolio of assets and liabilities.

Foreign exchange risk

We manage our exposure to foreign currency risk with cross currency swaps in a cash flow hedge, and foreign exchange forward contracts in a net investment hedge. Certain cash instruments may also be designated in a net investment hedge, where applicable.

For cash flow hedges, we use cross currency swaps and forward contracts to manage the cash flow variability arising from fluctuations in foreign exchange rates on our issued foreign denominated fixed rate liabilities and highly probable forecasted transactions. The maturity profile and repayment terms of these swaps are matched to those of our foreign denominated exposures to limit our cash flow volatility from changes in foreign exchange rates.

For net investment hedges, we use a combination of foreign exchange forwards and cash instruments, such as foreign denominated deposit liabilities, some of which reference IBORs that will be affected by the Reform, to manage our foreign exchange risk arising from our investments in foreign operations. Our most significant exposures include USD, GBP and Euro. When hedging net investments in foreign operations using foreign exchange forwards, only the undiscounted spot element of the foreign exchange forward is designated as the hedging instrument. Accordingly, changes in the fair value of the hedging instrument as a result of changes in forward rates and the effects of discounting are not included in the hedging effectiveness assessment. Foreign operations are only hedged to the extent of the principal of the foreign denominated deposit liabilities or notional amount of the derivative; we generally do not expect to incur significant ineffectiveness on hedges of net investments in foreign operations.

Equity price risk

We use total return swaps in cash flow hedges to mitigate the cash flow variability of the expected payment associated with our cash settled share-based compensation plan for certain key employees by exchanging interest payments for indexed RBC share price change and dividend returns.

Credit risk

We predominantly use credit derivatives to economically hedge our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Derivative instruments designated in hedging relationships

The following table presents the fair values of the derivative instruments and the principal amounts of the non-derivative liabilities, categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments (1)

	As at
	October 31, 2021				October 31, 2020
	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship
(Millions of Canadian dollars)	Fair value	Cash flow	Net investment		Fair value	Cash flow	Net investment
Assets
Derivative instruments	$66	$9	$98	$95,368	$102	$1	$19	$113,366
Liabilities
Derivative instruments	131	20	18	91,270	298	30	58	109,541
Non-derivative instruments	–	–	27,157	n.a.	–	–	28,702	n.a.

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
n.a.	not applicable

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            187

Note 8 Derivative financial instruments and hedging activities (continued)

The following tables provide the remaining term to maturity analysis of the notional amounts and the weighted average rates of the hedging instruments and their carrying amounts by types of hedging relationships:

Fair value hedges

	As at October 31, 2021
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of fixed rate assets	$10,503	$25,008	$6,568	$42,079	$19	$116
Hedge of fixed rate liabilities	8,939	44,870	11,646	65,455	47	15
Weighted average fixed interest rate
Hedge of fixed rate assets	0.8%	0.7%	1.9%	0.9%
Hedge of fixed rate liabilities	1.5%	1.2%	1.5%	1.3%

	As at October 31, 2020
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of fixed rate assets	$14,410	$28,182	$6,709	$49,301	$1	$298
Hedge of fixed rate liabilities	21,207	38,704	6,415	66,326	101	–
Weighted average fixed interest rate
Hedge of fixed rate assets	1.5%	1.0%	2.0%	1.3%
Hedge of fixed rate liabilities	1.7%	1.4%	1.8%	1.6%

(1)	The carrying value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Cash flow hedges

	As at October 31, 2021
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of variable rate assets	$57,304	$28,707	$4,112	$90,123	$–	$–
Hedge of variable rate liabilities	16,659	55,556	13,784	85,999	–	–
Weighted average fixed interest rate
Hedge of variable rate assets	0.5%	1.0%	1.2%	0.7%
Hedge of variable rate liabilities	0.8%	1.2%	1.5%	1.2%
Foreign exchange risk
Cross currency swaps	$–	$183	$–	$183	$9	$–
Weighted average CAD-JPY exchange rate	n.a.	n.a.	n.a.	n.a.
Weighted average CAD-EUR exchange rate	n.a.	1.52	n.a.	1.52

	As at October 31, 2020
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of variable rate assets	$15,309	$10,663	$1,762	$27,734	$–	$–
Hedge of variable rate liabilities	5,616	61,697	5,384	72,697	–	–
Weighted average fixed interest rate
Hedge of variable rate assets	0.6%	1.4%	1.8%	1.0%
Hedge of variable rate liabilities	1.9%	1.5%	1.4%	1.5%
Foreign exchange risk
Cross currency swaps	$700	$160	$–	$860	$1	$2
Weighted average CAD-JPY exchange rate	0.01	n.a.	n.a.	0.01
Weighted average CAD-EUR exchange rate	n.a.	1.52	n.a.	1.52

(1)	The carrying value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
n.a.	not applicable

188            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Net investment hedges

	As at October 31, 2021
	Notional/Principal				Carrying amount

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk
Foreign currency liabilities	$433	$26,294	$401	$27,128	n.a.	$27,157
Weighted average CAD-USD exchange rate	1.32	1.29	1.30	1.29
Weighted average CAD-EUR exchange rate	–	1.51	1.48	1.51
Weighted average CAD-GBP exchange rate	–	1.72	–	1.72
Forward contracts	$4,951	$–	$–	$4,951	$98	$18
Weighted average CAD-USD exchange rate	1.26	n.a.	n.a.	1.26
Weighted average CAD-EUR exchange rate	1.45	n.a.	n.a.	1.45
Weighted average CAD-GBP exchange rate	1.73	n.a.	n.a.	1.73

	As at October 31, 2020
	Notional/Principal				Carrying amount

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk
Foreign currency liabilities	$7,722	$18,706	$2,274	$28,702	n.a.	$29,175
Weighted average CAD-USD exchange rate	1.29	1.31	1.31	1.30
Weighted average CAD-EUR exchange rate	–	1.51	1.50	1.51
Weighted average CAD-GBP exchange rate	1.73	1.65	–	1.69
Forward contracts	$7,869	$–	$–	$7,869	$19	$58
Weighted average CAD-USD exchange rate	1.33	n.a.	n.a.	1.33
Weighted average CAD-EUR exchange rate	1.56	n.a.	n.a.	1.56
Weighted average CAD-GBP exchange rate	1.71	n.a.	n.a.	1.71

n.a.	not applicable

The following tables present the details of the hedged items categorized by their hedging relationships:

Fair value hedges – assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2021
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount

(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk
Fixed rate assets (1)	$42,810	$–	$(78)	$–	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale	$(1,027)
Fixed rate liabilities (1)	–	65,355	–	(59)	Deposits – Business and government; Subordinated debentures	1,842

	As at and for the year ended October 31, 2020
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount

(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk
Fixed rate assets (1)	$49,272	$–	$1,058	$–	Securities – Investment, net of applicable allowance; Loans – Retail; Loans – Wholesale	$879
Fixed rate liabilities (1)	–	68,130	–	1,817	Deposits – Business and government; Subordinated debentures	(1,142)

(1)	As at October 31, 2021, the accumulated amount of fair value hedge adjustments remaining in the Balance Sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a gain of $125 million for fixed-rate assets and a loss of $62 million for fixed-rate liabilities (October 31, 2020 – gain of $32 million and loss of $94 million, respectively).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            189

Note 8 Derivative financial instruments and hedging activities (continued)

Cash flow and net investment hedges – assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2021
	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve
(Millions of Canadian dollars)			Continuing hedges	Discontinued hedges
Cash flow hedges
Interest rate risk
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	$614	$(402)	$206
Variable rate liabilities	Deposits – Business and government; Deposits – Personal	(2,641)	1,310	(399)
Foreign exchange risk
Fixed rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	(98)	1	–
Fixed rate liabilities	Deposits – Business and government	–	–	–
Net investment hedges
Foreign exchange risk
Foreign subsidiaries	n.a.	(2,331)	(4,032)	(421)

	As at and for the year ended October 31, 2020
	Balance sheet items:	Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve
(Millions of Canadian dollars)			Continuing hedges	Discontinued hedges
Cash flow hedges
Interest rate risk
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	$(484)	$294	$285
Variable rate liabilities	Deposits – Business and government; Deposits – Personal	1,839	(1,540)	(523)
Foreign exchange risk
Fixed rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	2	6	–
Fixed rate liabilities	Deposits – Business and government	(164)	–	–
Net investment hedges
Foreign exchange risk
Foreign subsidiaries	n.a.	535	(6,363)	(421)

n.a.	not applicable

Effectiveness of designated hedging relationships

	For the year ended October 31, 2021

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges
Interest rate risk
Interest rate contracts – fixed rate assets	$929	$(98)	n.a.	n.a.
Interest rate contracts – fixed rate liabilities	(1,802)	40	n.a.	n.a.
Cash flow hedges
Interest rate risk
Interest rate contracts – variable rate assets	(631)	(17)	$(497)	$279
Interest rate contracts – variable rate liabilities	2,579	9	1,949	(1,024)
Foreign exchange risk
Cross currency swap – fixed rate assets	98	–	98	103
Cross currency swap – fixed rate liabilities	–	–	–	–
Net investment hedges
Foreign exchange risk
Foreign currency liabilities	1,882	–	1,882	–
Forward contracts	449	–	449	1

190            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges
Interest rate risk
Interest rate contracts – fixed rate assets	$(931)	$(52)	n.a.	n.a.
Interest rate contracts – fixed rate liabilities	1,157	15	n.a.	n.a.
Cash flow hedges
Interest rate risk
Interest rate contracts – variable rate assets	501	16	$532	$200
Interest rate contracts – variable rate liabilities	(1,803)	1	(2,127)	(367)
Foreign exchange risk
Cross currency swap – fixed rate assets	(2)	–	3	(5)
Cross currency swap – fixed rate liabilities	164	–	113	122
Net investment hedges
Foreign exchange risk
Foreign currency liabilities	(405)	5	(410)	–
Forward contracts	(124)	1	(125)	(28)

(1)	Hedge ineffectiveness recognized in income included losses of $101 million that are excluded from the assessment of hedge effectiveness and are offset by economic hedges (October 31, 2020 – $94 million).
n.a.	not applicable

Reconciliation of components of equity

The following table provides a reconciliation by risk category of each component of equity and an analysis of other comprehensive income relating to hedge accounting:

	For the year ended October 31, 2021		For the year ended October 31, 2020

(Millions of Canadian dollars)	Cash flow hedge reserve	Foreign currency translation reserve	Cash flow hedge reserve	Foreign currency translation reserve
Balance at the beginning of the year	$(1,079)	$4,632	$(6)	$4,221
Cash flow hedges
Effective portion of changes in fair value:
Interest rate risk	1,452		(1,595)
Foreign exchange risk	100		115
Equity price risk	306		(77)
Net amount reclassified to profit or loss:
Ongoing hedges:
Interest rate risk	505		277
Foreign exchange risk	(105)		(119)
Equity price risk	(271)		53
De-designated hedges:
Interest rate risk	240		(110)
Net gain on hedge of net investment in foreign operations
Foreign exchange denominated debt		1,882		(410)
Forward foreign exchange contracts		449		(125)
Foreign currency translation differences
for foreign operations		(4,308)		813
Reclassification of losses (gains) on foreign currency translation to income		(7)		(21)
Reclassification of losses (gains) on net investment hedging activities to income		(1)		28
Tax on movements on reserves during the period	(582)	(592)	383	126
Balance at the end of the year	$566	$2,055	$(1,079)	$4,632

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            191

Note 9 Premises and equipment

	For the year ended October 31, 2021
	Owned by the Bank (1)						Right-of-use lease assets

(Millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Buildings	Equipment	Total
Cost
Balance at beginning of period	$152	$1,416	$2,222	$1,684	$3,383	$203	$5,171	$421	$14,652
Additions	1	–	28	6	94	388	379	109	1,005
Transfers from work in process	–	13	180	47	170	(410)	–	–	–
Disposals	(2)	(19)	(85)	(21)	(70)	(1)	(49)	(36)	(283)
Foreign exchange translation	(6)	(20)	(46)	(25)	(66)	(5)	(167)	(1)	(336)
Other	–	29	81	(85)	(17)	(5)	60	–	63
Balance at end of period	$145	$1,419	$2,380	$1,606	$3,494	$170	$5,394	$493	$15,101
Accumulated depreciation
Balance at beginning of period	$–	$754	$1,652	$1,265	$2,188	$–	$584	$275	$6,718
Depreciation	–	49	245	94	222	–	578	88	1,276
Disposals	–	(7)	(83)	(20)	(56)	–	(5)	(20)	(191)
Foreign exchange translation	–	(9)	(35)	(16)	(35)	–	(24)	(1)	(120)
Other	–	(12)	59	(63)	10	–	–	–	(6)
Balance at end of period	$–	$775	$1,838	$1,260	$2,329	$–	$1,133	$342	$7,677
Net carrying amount at end of period	$145	$644	$542	$346	$1,165	$170	$4,261	$151	$7,424

	For the year ended October 31, 2020
	Owned by the Bank (1)						Right-of-use lease assets

(Millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Buildings	Equipment	Total
Cost
Balance at beginning of period	$153	$1,395	$2,062	$1,557	$3,001	$432	$4,956	$363	$13,919
Additions	–	26	82	42	14	623	281	115	1,183
Transfers from work in process	–	9	279	93	449	(830)	–	–	–
Disposals	(1)	(4)	(157)	(42)	(124)	(2)	(58)	(57)	(445)
Foreign exchange translation	1	4	7	4	10	(2)	38	1	63
Other	(1)	(14)	(51)	30	33	(18)	(46)	(1)	(68)
Balance at end of period	$152	$1,416	$2,222	$1,684	$3,383	$203	$5,171	$421	$14,652
Accumulated depreciation
Balance at beginning of period	$–	$703	$1,553	$1,137	$2,074	$–	$–	$205	$5,672
Depreciation	–	47	267	109	224	–	600	86	1,333
Disposals	–	(3)	(155)	(39)	(112)	–	(12)	(16)	(337)
Foreign exchange translation	–	1	4	3	3	–	(2)	–	9
Other	–	6	(17)	55	(1)	–	(2)	–	41
Balance at end of period	$–	$754	$1,652	$1,265	$2,188	$–	$584	$275	$6,718
Net carrying amount at end of period	$152	$662	$570	$419	$1,195	$203	$4,587	$146	$7,934

(1)	As at October 31, 2021, we had total contractual commitments of $162 million to purchase premises and equipment (October 31, 2020 – $94 million).

Lease payments

Total lease payments for the year ended October 31, 2021 were $1,259 million, of which $613 million or 49% relates to variable payments and $646 million or 51% relates to fixed payments. Total lease payments for the year ended October 31, 2020 were $1,338 million, of which $654 million or 49% relates to variable payments and $684 million or 51% relates to fixed payments.

Total variable lease payments not included in the measurement of lease liabilities were $603 million for the year ended October 31, 2021 (October 31, 2020 – $635 million).

192            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Note 10 Goodwill and other intangible assets

Goodwill

	For the year ended October 31, 2021

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Total
Balance at beginning of period	$2,557	$1,719	$587	$2,001	$2,978	$121	$112	$149	$1,078	$11,302
Acquisitions	–	–	–	–	–	–	–	–	–	–
Dispositions	–	(3)	–	–	–	(4)	–	–	–	(7)
Currency translations	–	(116)	(10)	(37)	(210)	(2)	–	(1)	(65)	(441)
Balance at end of period	$2,557	$1,600	$577	$1,964	$2,768	$115	$112	$148	$1,013	$10,854

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Total
Balance at beginning of period	$2,555	$1,727	$579	$1,985	$2,943	$120	$112	$148	$1,067	$11,236
Acquisitions	2	–	6	–	1	–	–	–	–	9
Dispositions	–	(16)	–	–	–	–	–	–	–	(16)
Currency translations	–	8	2	16	34	1	–	1	11	73
Balance at end of period	$2,557	$1,719	$587	$2,001	$2,978	$121	$112	$149	$1,078	$11,302

We perform our annual impairment test by comparing the carrying amount of each CGU to its recoverable amount. The recoverable amount of a CGU is represented by its VIU, except in circumstances where the carrying amount of a CGU exceeds its VIU. In such cases, the greater of the CGU’s FVLCD and its VIU is the recoverable amount. Our annual impairment test is performed as at August 1.

In our 2021 and 2020 annual impairment tests, the recoverable amounts of our Caribbean Banking and International Wealth Management CGUs were based on their FVLCD. The recoverable amounts of all other CGUs tested were based on their VIU.

Value in use

We calculate VIU using a five-year discounted cash flow method. Future cash flows are based on financial plans agreed by management, estimated based on forecast results, business initiatives, capital required to support future cash flows and returns to shareholders. Key drivers of future cash flows include net interest margins and average interest-earning assets. The values assigned to these drivers over the forecast period are based on past experience, external and internal economic forecasts, and management’s expectations of the impact of economic conditions on our financial results. Beyond the initial cash flow projection period, cash flows are assumed to increase at a constant rate using a nominal long-term growth rate (terminal growth rate), with the exception of our U.S. Wealth Management (including City National) CGU where we applied a mid-term growth rate consistent with our growth expectations for this business, reverting to the terminal growth rate after 10 years. Terminal growth rates are based on the long-term steady state growth expectations in the countries within which the CGU operates. The discount rates used to determine the present value of each CGU’s projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. CGU-specific risks include: country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation).

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of the VIU to key inputs and assumptions used was tested by recalculating the recoverable amount using reasonably possible changes to those parameters. As at August 1, 2021, no reasonably possible change in an individual key input or assumption, as described, would result in a CGU’s carrying amount exceeding its recoverable amount based on VIU.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            193

Note 10 Goodwill and other intangible assets (continued)

The terminal growth rates and pre-tax discount rates used in our discounted cash flow models are summarized below.

	As at
	August 1, 2021		August 1, 2020

	Discount rate (1)	Terminal growth rate	Discount rate (1)	Terminal growth rate
Group of cash generating units
Canadian Banking	9.4%	3.0%	9.5%	3.0%
Caribbean Banking	10.9	3.5	11.4	3.7
Canadian Wealth Management	10.5	3.0	10.4	3.0
Global Asset Management	10.5	3.0	10.5	3.0
U.S. Wealth Management (including City National)	11.1	3.0	10.7	3.0
International Wealth Management (2)	n.m.	n.m.	n.m.	n.m.
Insurance	10.2	3.0	10.2	3.0
Investor & Treasury Services	9.9	3.0	10.2	3.0
Capital Markets	11.8	3.0	12.0	3.0

(1)	Pre-tax discount rates are determined implicitly based on post-tax discount rates.
(2)	The recoverable amount for our International Wealth Management CGU is determined using a multiples-based approach.
n.m.	not meaningful

Fair value less costs of disposal – Caribbean Banking

For our Caribbean Banking CGU, we calculated FVLCD using a discounted cash flow method that projects future cash flows over a 5-year period. We also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations ranging from a material surplus to an immaterial deficit. Cash flows are based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed to increase at a constant rate using a nominal long-term growth rate. Future cash flows, terminal growth rates, and discount rates are based on the same factors noted above. This fair value measurement is categorized as level 3 in the fair value hierarchy as certain significant inputs are not observable. We use significant judgment to determine inputs to the discounted cash flow model which are most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of the FVLCD to key inputs and assumptions was tested by recalculating the recoverable amount using reasonably possible change to those parameters.

With the improved economic environment in 2021, tempered by continued uncertainty related to COVID-19, the recoverable amount of our Caribbean Banking CGU has increased. As at August 1, 2021, the recoverable amount of our Caribbean Banking CGU, based on FVLCD, was 123% of its carrying amount (August 1, 2020 – the recoverable amount based on FVLCD approximated the carrying amount). In determining the recoverable amount, forecast future cash flows were discounted using a pre-tax rate of 10.9% (August 1, 2020 – 11.4%), reflecting geographic inflation rate expectations, partially offset by a lower terminal growth rate of 3.5% (August 1, 2020 – 3.7%), reflecting a long-term steady state growth rate for the CGU. A 50 bps change in the terminal growth rate would increase and decrease the recoverable amount by $339 million and $289 million, respectively. A 50 bps increase in the discount rate would decrease the recoverable amount by $360 million. A reduction in the forecasted cash flows of 10% per annum would reduce the recoverable amount by $469 million. Changes in these assumptions have been applied holding other individual factors constant. However, changes in one factor may be magnified or offset by related changes in other assumptions as impacts to the recoverable amount are highly interdependent and changes in assumptions may not have a linear effect on the recoverable amount of the CGU. In aggregate, the range of reasonably possible outcomes would not materially affect the recoverable amount of the CGU.

194            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Other intangible assets

	For the year ended October 31, 2021

(Millions of Canadian dollars)	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount
Balance at beginning of period	$7,676	$1,901	$1,586	$1,916	$1,241	$14,320
Additions	48	15	–	–	1,129	1,192
Acquisitions through business combinations	–	–	–	–	–	–
Transfers	1,022	69	–	–	(1,091)	–
Dispositions	(66)	(87)	–	(38)	(8)	(199)
Impairment losses	(157)	–	–	–	(9)	(166)
Currency translations	(126)	(60)	(112)	(41)	(29)	(368)
Other changes	(7)	8	–	5	3	9
Balance at end of period	$8,390	$1,846	$1,474	$1,842	$1,236	$14,788
Accumulated amortization
Balance at beginning of period	$(5,884)	$(1,500)	$(793)	$(1,391)	$–	$(9,568)
Amortization charge for the year	(898)	(138)	(150)	(101)	–	(1,287)
Dispositions	65	86	–	38	–	189
Impairment losses	137	–	–	–	–	137
Currency translations	88	41	58	29	–	216
Other changes	9	(13)	–	–	–	(4)
Balance at end of period	$(6,483)	$(1,524)	$(885)	$(1,425)	$–	$(10,317)
Net balance at end of period	$1,907	$322	$589	$417	$1,236	$4,471

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount
Balance at beginning of period	$6,941	$1,684	$1,567	$1,773	$1,240	$13,205
Additions	54	47	–	143	1,157	1,401
Acquisitions through business combinations	–	6	–	10	–	16
Transfers	936	193	–	–	(1,129)	–
Dispositions	(149)	(13)	–	–	(4)	(166)
Impairment losses	(116)	(4)	–	–	(10)	(130)
Currency translations	20	7	19	13	8	67
Other changes	(10)	(19)	–	(23)	(21)	(73)
Balance at end of period	$7,676	$1,901	$1,586	$1,916	$1,241	$14,320
Accumulated amortization
Balance at beginning of period	$(5,256)	$(1,357)	$(627)	$(1,291)	$–	$(8,531)
Amortization charge for the year	(855)	(144)	(160)	(114)	–	(1,273)
Dispositions	147	12	–	–	–	159
Impairment losses	88	–	–	–	–	88
Currency translations	(14)	(6)	(6)	(9)	–	(35)
Other changes	6	(5)	–	23	–	24
Balance at end of period	$(5,884)	$(1,500)	$(793)	$(1,391)	$–	$(9,568)
Net balance at end of period	$1,792	$401	$793	$525	$1,241	$4,752

Note 11 Joint ventures and associated companies

The following table summarizes the carrying value of our interests in joint ventures and associated companies accounted for under the equity method as well as our share of the income of those entities.

	Joint ventures		Associated companies
	As at and for the year ended

(Millions of Canadian dollars)	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Carrying amount	$223	$193	$431	$459
Share of:
Net income	$107	$87	$23	$(10)

We do not have any joint ventures or associated companies that are individually material to our financial results.

Certain of our subsidiaries, joint ventures and associates are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries, joint ventures and associates are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. As at October 31, 2021, restricted net assets of these subsidiaries, joint ventures and associates were $39 billion (October 31, 2020 – $38 billion).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            195

Note 12 Other assets

	As at

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Accounts receivable and prepaids	$5,056	$4,600
Accrued interest receivable	2,195	2,362
Cash collateral	14,541	18,119
Commodity trading receivables	6,996	4,104
Deferred income tax asset	2,011	2,579
Employee benefit assets	2,640	143
Insurance-related assets
Collateral loans	615	801
Policy loans	87	97
Reinsurance assets	1,032	949
Other	62	93
Investments in joint ventures and associates	654	652
Margin deposits	11,441	9,816
Precious metals	1,619	2,371
Receivable from brokers, dealers and clients	3,395	2,077
Taxes receivable	4,891	5,487
Other	4,648	4,671
	$61,883	$58,921

Note 13 Deposits

	As at
	October 31, 2021				October 31, 2020

(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$207,493	$64,613	$90,382	$362,488	$182,745	$61,761	$98,546	$343,052
Business and government	356,020	20,800	319,533	696,353	315,472	16,585	292,254	624,311
Bank	12,549	449	28,992	41,990	12,502	956	31,064	44,522
	$576,062	$85,862	$438,907	$1,100,831	$510,719	$79,302	$421,864	$1,011,885
Non-interest-bearing (4)
Canada	$151,475	$8,051	$713	$160,239	$123,402	$7,390	$368	$131,160
United States	54,021	–	–	54,021	43,831	–	–	43,831
Europe (5)	632	–	–	632	654	–	–	654
Other International	8,002	–	–	8,002	7,372	–	–	7,372
Interest-bearing (4)
Canada	315,464	19,857	312,987	648,308	287,046	19,036	310,492	616,574
United States	6,978	57,260	77,597	141,835	7,190	52,046	57,037	116,273
Europe (5)	34,278	693	36,788	71,759	33,810	830	37,250	71,890
Other International	5,212	1	10,822	16,035	7,414	–	16,717	24,131
	$576,062	$85,862	$438,907	$1,100,831	$510,719	$79,302	$421,864	$1,011,885

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at October 31, 2021, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $399 billion, $35 billion, $43 billion and $27 billion, respectively (October 31, 2020 – $347 billion, $32 billion, $47 billion and $33 billion, respectively).
(5)	Europe includes the United Kingdom, Luxembourg, the Channel Islands, France and Italy.

Contractual maturities of term deposits

	As at
(Millions of Canadian dollars)	October 31 2021	October 31 2020 (1)
Within 1 year:
less than 3 months	$133,776	$123,290
3 to 6 months	64,062	65,782
6 to 12 months	83,871	80,737
1 to 2 years	45,532	34,400
2 to 3 years	29,204	42,907
3 to 4 years	24,573	21,136
4 to 5 years	25,329	22,885
Over 5 years	32,560	30,727
	$438,907	$421,864
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$416,000	$388,000

(1)	Amounts previously presented were reclassified to reflect the contractual maturities of certain term deposits.

196            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Average deposit balances and average rates of interest

	For the year ended
	October 31, 2021		October 31, 2020
(Millions of Canadian dollars, except for percentage amounts)	Average balances	Average rates	Average balances	Average rates
Canada	$772,875	0.61%	$725,021	1.02%
United States	180,230	0.13	144,011	0.46
Europe	77,217	0.55	73,317	0.76
Other International	28,731	0.33	28,283	0.68
	$1,059,053	0.51%	$970,632	0.90%

Note 14 Insurance

Risk management

Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to our expectations at the time of underwriting. We do not have a high degree of concentration risk due to our geographic diversity and business mix. Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of region-specific characteristics. Reinsurance is also used for a majority of our Canadian insurance business to lower our risk profile and limit the liability on a single claim. We manage underwriting and pricing risk through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted, pricing policies by product line and controls over policy wordings. The risk that claims are handled or paid inappropriately is mitigated by using a range of information technology (IT) system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures, ensure that all claims are handled in a timely, appropriate and accurate manner.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to lower our risk profile, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from our direct obligations to the insured parties. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency. Reinsurance amounts (ceded premiums) included in Non-interest income are shown in the table below.

Net premiums and claims

	For the year ended
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Gross premiums	$5,090	$4,515
Premiums ceded to reinsurers	(250)	(249)
Net premiums	$4,840	$4,266
Gross claims and benefits (1)	$3,834	$3,700
Reinsurers’ share of claims and benefits	(287)	(316)
Net claims	$3,547	$3,384

(1)	Includes the change in fair value of investments backing our policyholder liabilities.

Insurance claims and policy benefit liabilities

All actuarial assumptions are set in conjunction with Canadian Institute of Actuaries Standards of Practice and OSFI requirements. The assumptions that have the greatest effect on the measurement of insurance liabilities, the processes used to determine them and the assumptions used as at October 31, 2021 are as follows:

Mortality and morbidity – Mortality estimates are based on standard industry insured mortality tables, adjusted where appropriate to reflect our own experience. Morbidity assumptions are made with respect to the rates of claim incidence and claim termination for health insurance policies and are based on a combination of industry and our own experience.

Future investment yield – Assumptions are based on the current yield rate, a reinvestment assumption and an allowance for future credit losses for each line of business, and are developed using interest rate scenario testing, including prescribed scenarios for determination of minimum liabilities as set out in the actuarial standards.

Policyholder behaviour – Under certain policies, the policyholder has a contractual right to change benefits and premiums, as well as convert policies to permanent forms of insurance. All policyholders have the right to terminate their policies through lapse. Lapses represent the termination of policies due to non-payment of premiums. Lapse assumptions are primarily based on our recent experience adjusted for emerging industry experience where applicable.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            197

Note 14 Insurance (continued)

Significant insurance assumptions

	As at

	October 31 2021	October 31 2020
Life Insurance
Canadian Insurance
Mortality rates (1)	0.12%	0.11%
Morbidity rates (2)	1.78	1.81
Future reinvestment yield (3)	3.76	3.82
Lapse rates (4)	0.50	0.50
International Insurance
Mortality rates (1)	0.79	0.66
Future reinvestment yield (3)	2.90	3.05

(1)	Average annual death rate for the largest portfolio of insured policies.
(2)	Average net termination rate for the individual and group disability insurance portfolio.
(3)	Ultimate reinvestment rate of the insurance operations.
(4)	Ultimate policy termination rate (lapse rate) for the largest permanent life insurance portfolio that relies on a higher termination rate to maintain its profitability (lapse-supported policies).

Insurance claims and policy benefit liabilities

The following table summarizes our gross and reinsurers’ share of insurance liabilities at the end of the year.

	As at
	October 31, 2021			October 31, 2020

(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Life insurance policyholder liabilities
Life, health and annuity	$12,775	$861	$11,914	$12,089	$752	$11,337
Investment contracts (1)	42	–	42	34	–	34
	$12,817	$861	$11,956	$12,123	$752	$11,371
Non-life insurance policyholder liabilities
Unearned premium provision (1)	$6	$–	$6	$7	$–	$7
Unpaid claims provision	41	3	38	126	31	95
	$47	$3	$44	$133	$31	$102
	$12,864	$864	$12,000	$12,256	$783	$11,473

(1)	Insurance liabilities for investment contracts and unearned premium provision are reported in Other liabilities on the Consolidated Balance Sheets.

Reconciliation of life insurance policyholder liabilities

	For the year ended
	October 31, 2021			October 31, 2020

(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Balances at beginning of period	$12,123	$752	$11,371	$11,377	$601	$10,776
New and in-force policies (1)	775	108	667	735	141	594
Changes in assumption and methodology	(89)	1	(90)	15	10	5
Net change in investment contracts	8	–	8	(4)	–	(4)
Balances at end of period	$12,817	$861	$11,956	$12,123	$752	$11,371

(1)	Includes the change in fair value of investments backing our policyholder liabilities.

The net increase in life insurance claims and policy benefit liabilities over the prior year was attributable to business growth and market movements on assets backing life and health liabilities, partially offset by asset and liability matching activities. During the year, we reviewed all key actuarial methods and assumptions which are used in determining the policy benefit liabilities resulting in a $90 million net decrease to insurance liabilities comprised of: (i) a decrease of $94 million for revised actuarial reserves on interest rate risk; (ii) a decrease of $5 million due to reinsurance contract renegotiations; (iii) an increase of $34 million arising from insurance risk related assumption updates largely due to mortality, morbidity, and expense assumptions; and (iv) a decrease of $25 million due to changes to valuation models and related data.

198            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Sensitivity analysis

The following table presents the sensitivity of the level of insurance policyholder liabilities disclosed in this note to reasonably possible changes in the actuarial assumptions used to calculate them. The percentage change in each variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net income. The analyses are performed where a single assumption is changed while holding other assumptions constant, which is unlikely to occur in practice.

		Net income impact for the year ended
(Millions of Canadian dollars, except for percentage amounts)	Change in variable	October 31 2021	October 31 2020
Increase in market interest rates (1)	1%	$(14)	$5
Decrease in market interest rates (1)	1	17	(11)
Increase in equity market values (2)	10	8	8
Decrease in equity market values (2)	10	(10)	(22)
Increase in maintenance expenses (3)	5	(37)	(37)
Life Insurance (3)
Adverse change in annuitant mortality rates	2	(287)	(278)
Adverse change in assurance mortality rates	2	(67)	(70)
Adverse change in morbidity rates	5	(213)	(219)
Adverse change in lapse rates	10	(253)	(252)

(1)	Sensitivities for market interest rates include the expected current period earnings impact of a 100 basis points shift in the yield curve by increasing the current reinvestment rates while holding the assumed ultimate rates constant. The sensitivity consists of both the impact on assumed reinvestment rates in the actuarial liabilities and any changes in fair value of assets and liabilities from the yield curve shift.
(2)	Sensitivities to changes in equity market values are composed of the expected current period earnings impact from differences in the changes in fair value of the equity asset holdings and the partially offsetting impact on the actuarial liabilities.
(3)	Sensitivities to changes in maintenance expenses and life insurance actuarial assumptions include the expected current period earnings impact from recognition of increased liabilities due to an adverse change in the given assumption over the lifetime of all in-force policies.

Note 15 Segregated funds

We offer certain individual variable insurance contracts that allow policyholders to invest in segregated funds. The investment returns on these funds are passed directly to the policyholders. Amounts invested are at the policyholders’ risk, except where the policyholders have selected options providing maturity and death benefit guarantees. A liability for the guarantees is recorded in Insurance claims and policy benefit liabilities.

Segregated funds net assets are recorded at fair value. All of our segregated funds net assets are categorized as Level 1 in the fair value hierarchy. The fair value of the segregated funds liabilities is equal to the fair value of the segregated funds net assets. Segregated funds net assets and segregated funds liabilities are presented on separate lines on the Consolidated Balance Sheets. The following tables present the composition of net assets and the changes in net assets for the year.

Segregated funds net assets

	As at

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Cash	$40	$35
Investment in mutual funds	2,625	1,886
Other assets (liabilities), net	1	1
	$2,666	$1,922
Changes in net assets
	For the year ended

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Net assets at beginning of period	$1,922	$1,663
Additions (deductions):
Deposits from policyholders	975	724
Net realized and unrealized gains (losses)	381	12
Interest and dividends	51	49
Payment to policyholders	(604)	(479)
Management and administrative fees	(59)	(47)
Net assets at end of period	$2,666	$1,922

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            199

Note 16 Employee benefits – Pension and other post-employment benefits

Plan characteristics

We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The majority of beneficiaries of the pension plans are located in Canada and other beneficiaries of the pension plans are primarily located in the U.K. and the Caribbean. The pension arrangements including investment, plan benefits and funding decisions are governed by local pension committees or trustees, who are legally segregated from the Bank, or management. Significant plan changes require the approval of the Board of Directors.

Our defined benefit pension plans provide pension benefits based on years of service, contributions and average earnings at retirement. Our primary defined benefit pension plans are closed to new members. New employees are generally eligible to join defined contribution pension plans. The specific features of these plans vary by location. We also provide supplemental non-registered (non-qualified) pension plans for certain executives and senior management that are typically unfunded or partially funded.

Our defined contribution pension plans provide pension benefits based on accumulated employee and Bank contributions. The Bank contributions are based on a percentage of an employee’s annual earnings and a portion of the Bank contribution may be dependent on the amount being contributed by the employee and their years of service.

Our primary other post-employment benefit plans provide health, dental, disability and life insurance coverage and cover a number of current and retired employees who are mainly located in Canada. These plans are unfunded unless required by legislation.

We measure our benefit obligations and pension assets as at October 31 each year. All plans are valued using the projected unit-credit method. We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plan, the most recent funding actuarial valuation was completed on January 1, 2021, and the next valuation will be completed on January 1, 2022.

For the year ended October 31, 2021, total contributions to our pension plans (defined benefit and defined contribution plans) and other post-employment benefit plans were $456 million and $75 million (October 31, 2020 – $1,024 million and $63 million), respectively. For 2022, total contributions to our pension plans and other post-employment benefit plans are expected to be $520 million and $84 million, respectively.

Risks

By their design, the defined benefit pension and other post-employment benefit plans expose the Bank to various risks such as investment performance, reductions in discount rates used to value the obligations, increased longevity of plan members, future inflation levels impacting future salary increases as well as future increases in healthcare costs. These risks will reduce over time due to the membership closure of our primary defined benefit pension plans and migration to defined contribution pension plans.

The following table presents the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

	As at

	October 31, 2021		October 31, 2020

(Millions of Canadian dollars)	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Canada
Fair value of plan assets	$16,698	$–	$15,044	$–
Present value of defined benefit obligation	14,403	1,703	15,408	1,863
Net surplus (deficit)	$2,295	$(1,703)	$(364)	$(1,863)
International
Fair value of plan assets	$1,005	$–	$980	$–
Present value of defined benefit obligation	912	77	943	90
Net surplus (deficit)	$93	$(77)	$37	$(90)
Total
Fair value of plan assets	$17,703	$–	$16,024	$–
Present value of defined benefit obligation	15,315	1,780	16,351	1,953
Total net surplus (deficit)	$2,388	$(1,780)	$(327)	$(1,953)
Effect of asset ceiling	(6)	–	(1)	–
Total net surplus (deficit), net of effect of asset ceiling	$2,382	$(1,780)	$(328)	$(1,953)
Amounts recognized in our Consolidated Balance Sheets
Employee benefit assets	$2,640	$–	$143	$–
Employee benefit liabilities	(258)	(1,780)	(471)	(1,953)
Total net surplus (deficit), net of effect of asset ceiling	$2,382	$(1,780)	$(328)	$(1,953)

200            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

The following table presents an analysis of the movement in the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

	As at or for the year ended

	October 31, 2021		October 31, 2020

(Millions of Canadian dollars)	Defined benefit pension plans (1)	Other post- employment benefit plans	Defined benefit pension plans (1)	Other post- employment benefit plans
Fair value of plan assets at beginning of period	$16,024	$–	$14,785	$1
Interest income	432	–	447	–
Remeasurements
Return on plan assets (excluding interest income)	1,614	–	793	–
Change in foreign currency exchange rate	(21)	–	17	–
Contributions – Employer	221	75	798	63
Contributions – Plan participant	46	19	48	19
Payments	(594)	(94)	(623)	(83)
Payments – amount paid in respect of settlements	(2)	–	(223)	–
Business combinations/Disposals	(4)
Other	(13)	–	(18)	–
Fair value of plan assets at end of period	$17,703	$–	$16,024	$–
Benefit obligation at beginning of period	$16,351	$1,953	$15,517	$1,820
Current service costs	359	46	367	46
Past service costs	–	(1)	–	(12)
Gains and losses on settlements	2	–	(5)	–
Interest expense	439	57	462	59
Remeasurements
Actuarial losses (gains) from demographic assumptions	–	(6)	–	(5)
Actuarial losses (gains) from financial assumptions	(1,253)	(184)	791	68
Actuarial losses (gains) from experience adjustments	(5)	(2)	2	38
Change in foreign currency exchange rate	(24)	(7)	15	3
Contributions – Plan participant	46	19	48	19
Payments	(594)	(94)	(623)	(83)
Payments – amount paid in respect of settlements	(2)	–	(223)	–
Business combinations/Disposals	(4)	(1)	–	–
Benefit obligation at end of period	$15,315	$1,780	$16,351	$1,953
Unfunded obligation	$26	$1,633	$30	$1,792
Wholly or partly funded obligation	15,289	147	16,321	161
Total benefit obligation	$15,315	$1,780	$16,351	$1,953

(1)	For pension plans with funding deficits, the benefit obligations and fair value of plan assets as at October 31, 2021 were $413 million and $155 million, respectively (October 31, 2020 – $15,054 million and $14,583 million, respectively).

Pension and other post-employment benefit expense

The following table presents the composition of our pension and other post-employment benefit expense related to our material pension and other post-employment benefit plans worldwide.

	For the year ended
	Pension plans		Other post-employment benefit plans

(Millions of Canadian dollars)	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Current service costs	$359	$367	$46	$46
Past service costs	–	–	(1)	(12)
Gains and losses on settlements	2	(5)	–	–
Net interest expense (income)	7	15	57	59
Remeasurements of other long-term benefits	–	–	(12)	13
Administrative expense	13	18	–	–
Defined benefit pension expense	$381	$395	$90	$106
Defined contribution pension expense	235	226	–	–
	$616	$621	$90	$106

Service costs for the year ended October 31, 2021 totalled $356 million (October 31, 2020 – $363 million) for pension plans in Canada and $3 million (October 31, 2020 – $4 million) for International plans. Net interest expense (income) for the year ended October 31, 2021 totalled $7 million (October 31, 2020 – $14 million) for pension plans in Canada and $nil (October 31, 2020 – $1 million) for International plans.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            201

Note 16 Employee benefits – Pension and other post-employment benefits (continued)

Pension and other post-employment benefit remeasurements

The following table presents the composition of our remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide.

	For the year ended
	Defined benefit pension plans		Other post-employment benefit plans

(Millions of Canadian dollars)	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Actuarial (gains) losses:
Changes in demographic assumptions	$–	$–	$(6)	$(14)
Changes in financial assumptions	(1,253)	791	(177)	62
Experience adjustments	(5)	2	3	40
Return on plan assets (excluding interest based on discount rate)	(1,614)	(793)	–	–
Change in asset ceiling (excluding interest income)	5	–	–	–
	$(2,867)	$–	$(180)	$88

Remeasurements recorded in OCI for the year ended October 31, 2021 were gains of $2,819 million (October 31, 2020 – gains of $7 million) for pension plans in Canada and gains of $48 million (October 31, 2020 – losses of $7 million) for International plans.

Investment policy and strategies

Defined benefit pension plan assets are invested prudently in order to meet our longer-term pension obligations. The pension plans’ investment strategy is to hold a diversified mix of investments by asset class and geographic location in order to reduce investment-specific risk to the funded status while maximizing the expected returns to meet pension obligations. Investment of the plan’s assets follows an asset/liability framework as investment is conducted with careful consideration of the pension obligation’s sensitivity to interest rates and credit spreads which are key risk factors impacting the obligation’s value. Factors taken into consideration in developing our asset mix include but are not limited to the following:

•	the nature of the underlying benefit obligations, including the duration and term profile of the liabilities;
•	the member demographics, including expectations for normal retirements, terminations, and deaths;
•	the financial position of the pension plans;
•	the diversification benefits obtained by the inclusion of multiple asset classes; and
•	expected asset returns, including asset and liability correlations, along with liquidity requirements of the plan.

To implement our asset mix policy, we may invest in debt securities, equity securities, and alternative investments. Our holdings in certain investments, including common shares, debt securities rated lower than BBB and residential and commercial mortgages, cannot exceed a defined percentage of the market value of our defined benefit pension plan assets. We may use derivative instruments as either a synthetic investment to more efficiently replicate the performance of an underlying security, or as a hedge against financial risks within the plan. To manage our credit risk exposure, where derivative instruments are not centrally cleared, counterparties are required to meet minimum credit ratings and enter into collateral agreements.

Our defined benefit pension plan assets are primarily comprised of debt and equity securities and alternative investments. Our equity securities generally have unadjusted quoted market prices in an active market (Level 1) and our debt securities generally have quoted market prices for similar assets in an active market (Level 2). Alternative investments and other includes cash, hedge funds, and private fund investments including infrastructure equity, real estate leases and private debt and equity. In the case of private fund investments, no quoted market prices are usually available (Level 2 or Level 3). These fund assets are either valued by an independent valuator or priced using observable market inputs.

During the year ended October 31, 2021, the management of defined benefit pension investments continued to focus on an increased allocation to risk reducing investments and strategies, improving diversification, while striving to maintain expected investment return. Over time, an increasing allocation to debt securities and debt securities sold under repurchase agreements are being used to reduce asset/liability duration mismatch and hence variability of the plan’s funded status due to interest rate movement. Longer maturity debt securities, given their price sensitivity to movements in interest rates, are considered to be a good economic hedge to risk associated with the plan’s liabilities, which are discounted using predominantly long maturity bond interest rates as inputs.

Asset allocation of defined benefit pension plans (1), (2)

	As at
	October 31, 2021			October 31, 2020

(Millions of Canadian dollars, except percentages)	Fair value	Percentage of total plan assets	Quoted in active market (3)	Fair value	Percentage of total plan assets	Quoted in active market (3)
Equity securities
Domestic	$1,879	11%	100%	$1,493	9%	100%
Foreign	4,202	24	100	3,859	24	100
Debt securities
Domestic government bonds (4)	3,766	21	–	3,259	20	–
Foreign government bonds	71	–	–	81	1	–
Corporate and other bonds	3,844	22	–	3,701	23	–
Alternative investments and other	3,941	22	12	3,631	23	13

	$17,703	100%	37%	$16,024	100%	36%

(1)	The asset allocation is based on the underlying investments held directly and indirectly through the funds as this is how we manage our investment policy and strategies.
(2)	Represents the total plan assets held in our Canadian and International pension plans.
(3)	If our assessment of whether or not an asset was quoted in an active market was based on direct investments, 41% of our total plan assets would be classified as quoted in an active market (October 31, 2020 – 38%).
(4)	Amounts are net of securities sold under repurchase agreements.

202            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

As at October 31, 2021, the plan assets include 1 million (October 31, 2020 – 1 million) of our common shares with a fair value of $128 million (October 31, 2020 – $96 million) and $29 million (October 31, 2020 – $32 million) of our debt securities. For the year ended October 31, 2021, dividends received on our common shares held in the plan assets were $4 million (October 31, 2020 – $4 million).

Maturity profile

The following table presents the maturity profile of our defined benefit pension plan obligation.

(Millions of Canadian dollars, except participants and years)	As at October 31, 2021
	Canada	International	Total
Number of plan participants	67,580	5,321	72,901
Actual benefit payments 2021	$564	$32	$596
Benefits expected to be paid 2022	659	34	693
Benefits expected to be paid 2023	679	34	713
Benefits expected to be paid 2024	700	35	735
Benefits expected to be paid 2025	720	35	755
Benefits expected to be paid 2026	738	35	773
Benefits expected to be paid 2027-2031	3,914	182	4,096
Weighted average duration of defined benefit payments	15.0 years	20.8 years	15.3 years

Significant assumptions

Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment benefit expense are as follows:

Discount rate

For the Canadian pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a derived Canadian AA corporate bond yield curve. The derived curve is based on actual short and mid-maturity corporate AA rates and extrapolated longer term rates. The extrapolated corporate AA rates are derived from observed corporate A, corporate AA and provincial AA yields. For the International pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a local AA corporate bond yield curve. Spot rates beyond 30 years are set to equal the 30-year spot rate. The discount rate is the equivalent single rate that produces the same discounted value as that determined using the entire discount curve. This valuation methodology does not rely on assumptions regarding reinvestment returns.

Rate of increase in future compensation

The assumptions for increases in future compensation are developed separately for each plan, where relevant. Each assumption is set based on the price inflation assumption and compensation policies in each market, as well as relevant local statutory and plan-specific requirements.

Healthcare cost trend rates

Healthcare cost calculations are based on both short and long-term trend assumptions established using the plan’s recent experience as well as market expectations.

Weighted average assumptions to determine benefit obligation

	As at
	Defined benefit pension plans		Other post-employment benefit plans

	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Discount rate	3.3%	2.7%	3.6%	3.0%
Rate of increase in future compensation	3.0%	3.3%	n.a.	n.a.
Healthcare cost trend rates (1)
– Medical	n.a.	n.a.	3.4%	3.5%
– Dental	n.a.	n.a.	3.1%	3.1%

(1)	For our other post-employment benefit plans, the assumed trend rates used to measure the expected benefit costs of the defined benefit obligations are also the ultimate trend rates.
n.a.	not applicable

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            203

Note 16 Employee benefits – Pension and other post-employment benefits (continued)

Mortality assumptions

Mortality assumptions are significant in measuring our obligations under the defined benefit pension plans. These assumptions have been set based on country specific statistics. Future longevity improvements have been considered and included where appropriate. The following table summarizes the mortality assumptions used for material plans.

	As at
	October 31, 2021				October 31, 2020
	Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
	Age 65		Age 45		Age 65		Age 45

(In years)	Male	Female	Male	Female	Male	Female	Male	Female
Country
Canada	23.8	24.2	24.8	25.1	23.8	24.1	24.7	25.1
United Kingdom	23.6	25.4	25.3	27.2	23.5	25.3	25.2	27.1

Sensitivity analysis

Assumptions adopted can have a significant effect on the value of the obligations for defined benefit pension and other post-employment benefit plans and are based on historical experience and market inputs. The increase (decrease) in obligation in the following table has been determined for key assumptions assuming all other assumptions are held constant. In practice, this is unlikely to occur, as changes in some of the assumptions may be correlated. The following table presents the sensitivity analysis of key assumptions for 2021.

	Increase (decrease) in obligation

(Millions of Canadian dollars)	Defined benefit pension plans	Other post- employment benefit plans
Discount rate
Impact of 100 bps increase in discount rate	$(2,113)	$(223)
Impact of 100 bps decrease in discount rate	2,625	282
Rate of increase in future compensation
Impact of 50 bps increase in rate of increase in future compensation	56	–
Impact of 50 bps decrease in rate of increase in future compensation	(62)	–
Mortality rate
Impact of an increase in longevity by one additional year	444	31
Healthcare cost trend rate
Impact of 100 bps increase in healthcare cost trend rate	n.a.	64
Impact of 100 bps decrease in healthcare cost trend rate	n.a.	(54)

n.a.	not applicable

Note 17 Other liabilities

	As at
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Accounts payable and accrued expenses	$1,867	$1,500
Accrued interest payable	2,178	2,855
Cash collateral	16,712	19,433
Commodity liabilities	7,916	8,354
Deferred income	3,518	2,945
Deferred income taxes	74	52
Dividends payable	1,622	1,611
Employee benefit liabilities	2,038	2,424
Insurance related liabilities	366	341
Lease liabilities	5,077	5,357
Negotiable instruments	1,774	1,676
Payable to brokers, dealers and clients	6,461	5,108
Payroll and related compensation	9,340	7,476
Precious metals certificates	613	623
Provisions	601	618
Taxes payable	3,403	2,209
Other	6,741	7,249
	$70,301	$69,831

204            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Note 18 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. The amounts presented below are net of our own holdings in these debentures, and include the impact of fair value hedges used for managing interest rate risk.

(Millions of Canadian dollars, except percentage and foreign currency)		Interest rate		Denominated in foreign currency (millions)	As at
Maturity	Earliest par value redemption date				October 31 2021	October 31 2020
July 15, 2022		5.38%		US$150	$188	$205
June 8, 2023		9.30%			110	110
January 20, 2026 (1), (2)	January 20, 2021	3.31%			–	1,501
January 27, 2026 (2)		4.65%		US$1,500	1,916	2,148
September 29, 2026 (2), (3)	September 29, 2021	3.45%			–	1,017
November 1, 2027	November 1, 2022	4.75%		TT$300	55	59
July 25, 2029 (2)	July 25, 2024	2.74%	(4)		1,499	1,559
December 23, 2029 (2)	December 23, 2024	2.88%	(5)		1,489	1,578
June 30, 2030 (2)	June 30, 2025	2.09%	(6)		1,250	1,247
November 3, 2031 (2)	November 3, 2026	2.14%	(7)		1,717	–
January 28, 2033 (2)	January 28, 2028	1.67%	(8)		943	–
October 1, 2083	Any interest payment date		(9)		224	224

June 29, 2085	Any interest payment date		(10)	US$174	215	231
					$9,606	$9,879
Deferred financing costs					(13)	(12)
					$9,593	$9,867

The terms and conditions of the debentures are as follows:

(1)	On January 20, 2021, we redeemed all $1,500 million of our outstanding non-viability contingency capital (NVCC) 3.31% subordinated debentures due on January 20, 2026 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
(2)	The notes include NVCC provisions, necessary for the notes to qualify as Tier 2 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1.5 and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then times the multiplier.
(3)	On September 29, 2021, we redeemed all $1,000 million of our issued and outstanding NVCC 3.45% subordinated debentures due on September 29, 2026 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
(4)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.98% above the 3-month CDOR.
(5)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.89% above the 3-month CDOR.
(6)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.31% above the 3-month CDOR.
(7)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.61% above the 3-month CDOR.
(8)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.55% above the 3-month CDOR.
(9)	Interest at a rate of 0.40% above the 30-day Bankers’ Acceptance rate.
(10)	Interest at a rate of 0.25% above the U.S. dollar 3-month London Interbank Mean Rate (LIMEAN). In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of OSFI, except for the debentures maturing July 15, 2022.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

As at

(Millions of Canadian dollars)	October 31 2021
Within 1 year	$188
1 to 5 years	2,026
5 to 10 years	4,293
Thereafter	3,099
$9,606

Note 19 Equity

Share capital

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.

Common – An unlimited number of shares without nominal or par value may be issued.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            205

Note 19 Equity (continued)

Outstanding share capital

The following table details our common and preferred shares and other equity instruments outstanding.

	As at and for the year ended
	October 31, 2021				October 31, 2020

(Millions of Canadian dollars, except the number of shares and as otherwise noted)	Number of shares (thousands)	Amount	Dividends declared per share		Number of shares (thousands)	Amount	Dividends declared per share
Common shares issued
Balance at beginning of period	1,423,861	$17,628			1,430,678	$17,645
Issued in connection with share-based compensation plans (1)	1,326	100			1,043	80
Purchased for cancellation (2)	–	–			(7,860)	(97)
Balance at end of period	1,425,187	$17,728		$4.32	1,423,861	$17,628		$4.29
Treasury – common shares
Balance at beginning of period (3)	(1,388)	$(129)			(582)	$(58)
Purchases	(37,603)	(4,060)			(58,775)	(4,739)
Sales	38,329	4,116			57,969	4,668
Balance at end of period (3)	(662)	$(73)			(1,388)	$(129)
Common shares outstanding	1,424,525	$17,655			1,422,473	$17,499
Preferred shares and other equity instruments issued
First preferred (4)
Non-cumulative, fixed rate
Series BH	6,000	$150		$1.23	6,000	$150		$1.23
Series BI	6,000	150		1.23	6,000	150		1.23
Series BJ	6,000	150		1.31	6,000	150		1.31
Non-cumulative, 5-Year Rate Reset
Series AZ	20,000	500		0.93	20,000	500		0.93
Series BB	20,000	500		0.91	20,000	500		0.91
Series BD	24,000	600		0.80	24,000	600		0.85
Series BF	12,000	300		0.75	12,000	300		0.90
Series BK (5)	–	–		0.69	29,000	725		1.38
Series BM (6)	–	–		1.03	30,000	750		1.38
Series BO	14,000	350		1.20	14,000	350		1.20
Non-cumulative, fixed rate/floating rate
Series C-2	15	23	US$	67.50	15	23	US$	67.50
Other equity instruments
Limited recourse capital notes (LRCNs) (7)
Series 1 (8)	1,750	1,750		4.50%	1,750	1,750		4.50%
Series 2 (8)	1,250	1,250		4.00%	–	–		–
Series 3 (8)	1,000	1,000		3.65%	–	–		–
	112,015	$6,723			168,765	$5,948
Treasury – preferred shares and other equity instruments
Balance at beginning of period (3)	(2)	$(3)			34	$1
Purchases	(6,306)	(683)			(5,319)	(114)
Sales	6,144	647			5,283	110
Balance at end of period (3)	(164)	$(39)			(2)	$(3)
Preferred shares and other equity instruments outstanding	111,851	$6,684			168,763	$5,945

(1)	Includes fair value adjustments to stock options of $11 million (October 31, 2020 – $9 million).
(2)	During the year ended October 31, 2020, we purchased common shares for cancellation at an average cost of $103.62 per share with a book value of $12.34 per share.
(3)	Positive amounts represent a short position and negative amounts represent a long position.
(4)	First Preferred Shares were issued at $25 per share with the exception of Non-Cumulative Fixed Rate/Floating Rate First Preferred Shares Series C-2 (Series C-2) which were issued at US$1,000 per share (equivalent to US$25 per depositary share).
(5)	On May 24, 2021, we redeemed all 29 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BK at a price of $25 per share.
(6)	On August 24, 2021, we redeemed all 30 million of our issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BM at a price of $25 per share.
(7)	Each series of LRCNs (LRCN Series) were issued at a $1,000 per note. The number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(8)	In connection with the issuance of LRCN Series 1, we issued $1,750 million of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, we issued $1,250 million of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BR (Series BR); in connection with the issuance of LRCN Series 3, we issued $1,000 million of Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BS (Series BS).The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and were issued to a consolidated trust to be held as trust assets in connection with each respective LRCN Series.

206            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Significant terms and conditions of preferred shares and other equity instruments

As at October 31, 2021	Current annual yield	Premium	Current dividend per share (1)		Earliest redemption date (2)	Issue date	Redemption price (2), (3)
Preferred shares
First preferred
Non-cumulative, fixed rate
Series BH (4)	4.90%			$.306250	November 24, 2020	June 5, 2015		$26.00
Series BI (4)	4.90%			.306250	November 24, 2020	July 22, 2015		26.00
Series BJ (4)	5.25%			.328125	February 24, 2021	October 2, 2015		26.00
Non-cumulative, 5-Year Rate Reset (5)
Series AZ (4)	3.70%	2.21%		.231250	May 24, 2019	January 30, 2014		25.00
Series BB (4)	3.65%	2.26%		.228125	August 24, 2019	June 3, 2014		25.00
Series BD (4)	3.20%	2.74%		.200000	May 24, 2020	January 30, 2015		25.00
Series BF (4)	3.60%	2.62%		.187500	November 24, 2020	March 13, 2015		25.00
Series BO (4)	4.80%	2.38%		.300000	February 24, 2024	November 2, 2018		25.00
Non-cumulative, fixed rate/floating rate
Series C-2 (6)	6.75%	4.052%	US$	16.875000	November 7, 2023	November 2, 2015	US$	1,000.00
Other equity instruments
Limited recourse capital notes (7)
Series 1 (8)	4.50%	4.137%		n.a.	October 24, 2025	July 28, 2020		$1,000.00
Series 2 (9)	4.00%	3.617%		n.a.	January 24, 2026	November 2, 2020		1,000.00
Series 3 (10)	3.65%	2.665%		n.a.	October 24, 2026	June 8, 2021		1,000.00

(1)	Non-cumulative preferential dividends of each Series are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day (7th day for Series C-2) of February, May, August and November.
(2)	Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may, on or after the dates specified above, redeem First Preferred Shares. In the case of Series AZ, BB, BD, BF, and BO, these may be redeemed for cash at a price per share of $25 if redeemed on the earliest redemption date and on the same date every fifth year thereafter. In the case of BH, BI and BJ, these may be redeemed for cash at a price per share of $26 if redeemed during the 12 months commencing on the earliest redemption date and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed four years from the earliest redemption date or thereafter. Series C-2 may be redeemed at a price of US$1,000 on the earliest redemption date and any dividend payment date thereafter.
(3)	Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may purchase the First Preferred Shares of each Series for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.
(4)	The preferred shares include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1 and with a conversion price based on the greater of: (i) a floor price of $5 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the preferred share value ($25 plus declared and unpaid dividends) by the conversion price.
(5)	The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated. The holders have the option to convert their shares into non-cumulative floating rate First Preferred Shares subject to certain conditions on the earliest redemption date and every fifth year thereafter at a rate equal to the three-month Government of Canada Treasury Bill rate plus the premium indicated.
(6)	The dividend rate will change on the earliest redemption date at a rate equal to the 3-month LIBOR plus the premium indicated. Series C-2 do not qualify as Tier 1 regulatory capital.
(7)	The current annual yield on each LRCN Series represents the annual interest rate applicable to the notes issued as at the reporting date. The payments of interest and principal in cash on the LRCN Series are made at our discretion, and non-payment of interest and principal in cash does not constitute an event of default. In the event of (i) non-payment of interest on any interest payment date, (ii) non-payment of the redemption price in case of a redemption of a LRCN Series, (iii) non-payment of principal at the maturity of a LRCN Series, or (iv) an event of default on a LRCN Series, holders of such LRCN Series will have recourse only to the assets (Trust Assets) held by a third-party trustee in a consolidated trust in respect of such LRCN Series and each such noteholder will be entitled to receive its pro rata share of the Trust Assets. In such an event, the delivery of the Trust Assets for each LRCN Series will represent the full and complete extinguishment of our obligations under the related LRCN Series. The LRCNs include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is automatically redeemed and the redemption price will be satisfied by the delivery of Trust Assets, which will consist of common shares pursuant to an automatic conversion of the series of preferred shares that were issued concurrently with the related LRCN Series. Each series of preferred shares include an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of common shares issued in respect of each series of preferred shares will be determined by dividing the preferred share value ($1,000 plus declared and unpaid dividends) by the conversion price. The number of common shares delivered to each noteholder will be based on such noteholder’s pro rata interest in the Trust Assets. Subject to the consent of OSFI, we may purchase LRCNs for cancellation at such price or prices and upon such terms and conditions as we in our absolute discretion may determine, subject to any applicable law restricting the purchase of notes.
(8)	LRCN Series 1 bear interest at a fixed rate of 4.5% per annum until November 24, 2025, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 4.137% until maturity on November 24, 2080. The interest is paid semi-annually on or about the 24th day of May and November. LRCN Series 1 is redeemable during the period from October 24 to and including November 24, commencing in 2025 and every fifth year thereafter to the extent we redeem Series BQ pursuant to their terms and subject to the consent of OSFI and requirements of the Bank Act (Canada).
(9)	LRCN Series 2 bear interest at a fixed rate of 4.0% per annum until February 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 3.617% until maturity on February 24, 2081. The interest is paid semi-annually on or about the 24th day of February and August. LRCN Series 2 is redeemable during the period from January 24 to and including February 24, commencing in 2026 and every fifth year thereafter to the extent we redeem Series BR pursuant to their terms and subject to the consent of OSFI and requirements of the Bank Act (Canada).
(10)	LRCN Series 3 bear interest at a fixed rate of 3.65% per annum until November 24, 2026, and thereafter at a rate per annum, reset every fifth year, equal to the 5-Year Government of Canada Yield plus 2.665% until maturity on November 24, 2081. The interest is paid semi-annually on or about the 24th day of May and November. LRCN Series 3 is redeemable during the period from October 24 to and including November 24, commencing in 2026 and every fifth year thereafter to the extent we redeem Series BS pursuant to their terms and subject to the consent of OSFI and requirements of the Bank Act (Canada).
n.a.	not applicable

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            207

Note 19 Equity (continued)

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Dividend reinvestment plan

Our dividend reinvestment plan (DRIP) provides common and preferred shareholders with a means to receive additional common shares rather than cash dividends. The plan is only open to shareholders residing in Canada or the United States. The requirements of our DRIP are satisfied through either open market share purchases or shares issued from treasury. During 2021 and 2020, the requirements of our DRIP were satisfied through open market share purchases.

Shares available for future issuances

As at October 31, 2021, 42.8 million common shares are available for future issue relating to our DRIP and potential exercise of stock options and awards outstanding. In addition, we may issue up to 38.9 million common shares from treasury under the RBC Umbrella Savings and Securities Purchase Plan that was approved by shareholders on February 26, 2009.

Note 20 Share-based compensation

Stock option plans

We have stock option plans for certain key employees. Under the plans, options are periodically granted to purchase common shares. The exercise price for the majority of the grants is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. The exercise price for the remaining grants is the closing market share price of our common shares on the New York Stock Exchange on the date of grant. All options vest over a four-year period, and are exercisable for a period not exceeding 10 years from the grant date.

The compensation expense recorded for the year ended October 31, 2021, in respect of the stock option plans was $6 million (October 31, 2020 – $7 million). The compensation expense related to non-vested options was $3 million at October 31, 2021 (October 31, 2020 – $2 million), to be recognized over the weighted average period of 2.0 years (October 31, 2020 – 1.9 years).

Analysis of the movement in the number and weighted average exercise price of options is set out below:

A summary of our stock option activity and related information

	For the year ended

	October 31, 2021		October 31, 2020

(Canadian dollars per share except share amounts)	Number of options (thousands)	Weighted average exercise price (1)	Number of options (thousands)	Weighted average exercise price (1)
Outstanding at beginning of period	6,973	$86.02	6,950	$79.88
Granted	1,251	106.00	1,089	103.64
Exercised (2), (3)	(1,150)	65.56	(1,044)	65.39
Forfeited in the period	(19)	93.23	(22)	50.28
Outstanding at end of period	7,055	$92.27	6,973	$86.02
Exercisable at end of period	3,273	$80.38	3,314	$71.77

(1)	The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rates as of October 31, 2021 and October 31, 2020. For foreign currency-denominated options exercised during the year, the weighted average exercise prices are translated using exchange rates as at the settlement date.
(2)	Cash received for options exercised during the year was $75 million (October 31, 2020 – $68 million) and the weighted average share price at the date of exercise was $115.11 (October 31, 2020 – $100.20).
(3)	New shares were issued for all stock options exercised in 2021 and 2020.

Options outstanding as at October 31, 2021 by range of exercise price

	Options outstanding			Options exercisable

(Canadian dollars per share except share amounts and years)	Number outstanding (thousands)	Weighted average exercise price (1)	Weighted average remaining contractual life (years)	Number exercisable (thousands)	Weighted average exercise price (1)
$36.68 – $71.11	739	$59.67	1.91	739	$59.67
$73.14 – $78.59	968	75.70	3.80	968	75.70
$90.23 – $96.55	2,285	93.23	5.66	1,202	90.25
$102.33 – $104.70	1,818	103.73	7.13	364	102.35
$106.00	1,245	106.00	9.12	–	–
	7,055	$92.27	6.00	3,273	$80.38

(1)	The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rate as of October 31, 2021.

208            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

The weighted average fair value of options granted during the year ended October 31, 2021 was estimated at $4.65 (October 31, 2020 – $6.08). This was determined by applying the Black-Scholes model on the date of grant, taking into account the specific terms and conditions under which the options are granted, such as the vesting period and expected share price volatility estimated by considering the historic average share price volatility over a historical period corresponding to the expected option life. The following assumptions were used to determine the fair value of options granted:

Weighted average assumptions

	For the year ended

(Canadian dollars per share except percentages and years)	October 31 2021	October 31 2020
Share price at grant date	$104.86	$104.80
Risk-free interest rate	0.48%	1.64%
Expected dividend yield	4.59%	3.90%
Expected share price volatility	14%	13%
Expected life of option	6 Years	6 Years

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commission-based employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. For the year ended October 31, 2021, we contributed $123 million (October 31, 2020 – $116 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2021, an aggregate of 36 million common shares were held under these plans (October 31, 2020 – 36 million common shares).

Deferred share and other plans

We offer deferred share unit plans to executives, certain key employees and non-employee directors of the Bank. Under these plans, participants may choose to receive all or a percentage of their annual variable short-term incentive bonus, commission, or directors’ fee in the form of deferred share units (DSUs). The participants must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place.

We also offer unit awards for certain key employees within Capital Markets. The bonus is invested as RBC share units and a specified percentage vests on a specified number of anniversary dates each year. Each vested amount is paid in cash and is based on the original number of share units granted plus accumulated dividends, valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date.

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Upon vesting, the award is paid in cash and is based on the original number of RBC share units granted plus accumulated dividends valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date. A portion of the award under certain plans may be increased or decreased up to 25%, depending on our total shareholder return compared to a defined peer group of global financial institutions.

We maintain non-qualified deferred compensation plans for certain key employees in the United States. These plans allow eligible employees to defer a portion of their annual income and a variety of productivity and recruitment bonuses and allocate the deferrals among specified fund choices, including a RBC Share Accounted fund that tracks the value of our common shares.

The following table presents the units granted under the deferred share and other plans for the year.

Units granted under deferred share and other plans

	For the year ended

	October 31, 2021		October 31, 2020

(Units and per unit amounts)	Units granted (thousands)	Weighted average fair value per unit	Units granted (thousands)	Weighted average fair value per unit
Deferred share unit plans	462	$113.34	503	$98.91
Capital Markets compensation plan unit awards	4,066	128.95	4,796	92.06
Performance deferred share award plans	2,486	106.10	2,409	104.14
Deferred compensation plans	87	104.21	92	103.49
Other share-based plans	767	109.24	759	100.55
	7,868	$118.62	8,559	$96.74

Our liabilities for the awards granted under the deferred share and other plans are measured at fair value, determined based on the quoted market price of our common shares and specified fund choices as applicable. Annually, our obligation is increased by additional units earned by plan participants, and is reduced by forfeitures, cancellations, and the settlement of vested units. In addition, our obligation is impacted by fluctuations in the market price of our common shares and specified fund units. For performance deferred share award plans, the estimated outcome of meeting the performance conditions also impacts our obligation.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            209

Note 20 Share-based compensation (continued)

The following tables present the units that have been earned by the participants, our obligations for these earned units under the deferred share and other plans, and the related compensation expenses (recoveries) recognized for the year.

Obligations under deferred share and other plans

	As at
	October 31, 2021		October 31, 2020

(Millions of Canadian dollars except units)	Units (thousands)	Carrying amount	Units (thousands)	Carrying amount
Deferred share unit plans	5,001	$644	5,221	$486
Capital Markets compensation plan unit awards	9,925	1,280	9,560	874
Performance deferred share award plans	6,216	801	5,860	550
Deferred compensation plans (1)	2,574	331	2,685	250
Other share-based plans	1,724	216	1,828	167
	25,440	$3,272	25,154	$2,327

(1)	Excludes obligations not determined based on the quoted market price of our common shares.

Compensation expenses recognized under deferred share and other plans

	For the year ended

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Deferred share unit plans	$205	$(48)
Capital Markets compensation plan unit awards	518	115
Performance deferred share award plans	506	190
Deferred compensation plans	627	137
Other share-based plans	142	60
	$1,998	$454

Note 21 Income taxes

Components of tax expense

	For the year ended

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Income taxes (recoveries) in Consolidated Statements of Income
Current tax
Tax expense for current year	$4,893	$3,673
Adjustments for prior years	(92)	(106)
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period	(16)	(25)
	4,785	3,542
Deferred tax
Origination and reversal of temporary difference	(216)	(655)
Effects of changes in tax rates	(4)	6
Adjustments for prior years	74	98
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period, net	(58)	(39)
	(204)	(590)
	4,581	2,952
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Equity
Other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(35)	43
Provision for credit losses recognized in income	–	3
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(28)	(56)
Unrealized foreign currency translation gains (losses)	1	5
Net foreign currency translation gains (losses) from hedging activities	591	(138)
Reclassification of losses (gains) on net investment hedging activities to income	–	7
Net gains (losses) on derivatives designated as cash flow hedges	485	(410)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	97	27
Remeasurements of employee benefit plans	796	(20)
Net fair value change due to credit risk on financial liabilities designated at fair value through profit or loss	20	(93)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	17	6
Share-based compensation awards	(17)	7
Distributions on other equity instruments and issuance costs	(42)	(12)
	1,885	(631)
Total income taxes	$6,466	$2,321

210            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

The effective tax rate of 22.2% increased 170 bps, as the prior year reflected a higher proportion of income from lower tax rate jurisdictions and tax exempt income relative to the decline in earnings experienced last year.

The following is an analysis of the differences between the income tax expense reflected in the Consolidated Statements of Income and the amounts calculated at the Canadian statutory rate.

Reconciliation to statutory tax rate

	For the year ended

(Millions of Canadian dollars, except for percentage amounts)	October 31, 2021		October 31, 2020
Income taxes at Canadian statutory tax rate	$5,405	26.2%	$3,799	26.4%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries	(361)	(1.8)	(513)	(3.6)
Tax-exempt income from securities	(379)	(1.8)	(364)	(2.5)
Tax rate change	(4)	–	6	–
Other	(80)	(0.4)	24	0.2
Income taxes in Consolidated Statements of Income / effective tax rate	$4,581	22.2%	$2,952	20.5%

Deferred tax assets and liabilities result from tax loss and tax credit carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets.

Significant components of deferred tax assets and liabilities

	As at and for the year ended October 31, 2021

(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Other	Net asset end of period
Net deferred tax asset/(liability)
Allowance for credit losses	$1,362	$–	$(372)	$(16)	$–	$974
Deferred compensation	1,269	17	396	(68)	–	1,614
Business realignment charges	9	–	2	–	–	11
Tax loss and tax credit carryforwards	204	–	40	(2)	–	242
Deferred (income) expense	(104)	6	205	3	–	110
Financial instruments measured at fair value through other comprehensive income	(68)	45	(1)	5	–	(19)
Premises and equipment and intangibles	(784)	–	(82)	30	–	(836)
Pension and post-employment related	592	(796)	45	(4)	–	(163)
Other	47	(12)	(29)	3	(5)	4
	$2,527	$(740)	$204	$(49)	$(5)	$1,937
Comprising
Deferred tax assets	$2,579					$2,011
Deferred tax liabilities	(52)					(74)
	$2,527					$1,937

	As at and for the year ended October 31, 2020

(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Other	Net asset end of period
Net deferred tax asset/(liability)
Allowance for credit losses	$716	$–	$646	$–	$–	$1,362
Deferred compensation	1,246	(7)	19	11	–	1,269
Business realignment charges	10	–	(1)	–	–	9
Tax loss and tax credit carryforwards	202	–	2	–	–	204
Deferred (income) expense	(15)	5	(93)	(1)	–	(104)
Financial instruments measured at fair value through other comprehensive income	(43)	(23)	(2)	–	–	(68)
Premises and equipment and intangibles	(831)	–	60	(10)	(3)	(784)
Pension and post-employment related	631	20	(59)	–	–	592
Other	29	4	18	(4)	–	47
	$1,945	$(1)	$590	$(4)	$(3)	$2,527
Comprising
Deferred tax assets	$2,027					$2,579
Deferred tax liabilities	(82)					(52)
	$1,945					$2,527

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            211

Note 21 Income taxes (continued)

The tax loss and tax credit carryforwards amount of deferred tax assets primarily relates to losses and tax credits in our Canadian, U.S., and Caribbean operations. Deferred tax assets of $242 million were recognized at October 31, 2021 (October 31, 2020 – $204 million) in respect of tax losses and tax credits incurred in current or preceding years for which recognition is dependent on the projection of future taxable profits. Management’s forecasts support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the deferred tax assets. The forecasts rely on continued liquidity and capital support to our business operations, including tax planning strategies implemented in relation to such support.

As at October 31, 2021, unused tax losses and tax credits of $384 million and $207 million (October 31, 2020 – $389 million and $305 million) available to be offset against potential tax adjustments or future taxable income were not recognized as deferred tax assets. There are no unused tax losses that will expire within one year (October 31, 2020 – $nil), $2 million that will expire in two to four years (October 31, 2020 – $10 million) and $382 million that will expire after four years (October 31, 2020 – $379 million). There are no tax credits that will expire in one year (October 31, 2020 – $nil), $115 million that will expire in two to four years (October 31, 2020 – $143 million) and $92 million that will expire after four years (October 31, 2020 – $162 million).

The amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognized in the parent bank is $20 billion as at October 31, 2021 (October 31, 2020 – $22 billion).

Tax examinations and assessments

During the year, we received reassessments from the Canada Revenue Agency (CRA), in respect of the 2015 and 2016 taxation years, which suggest that Royal Bank of Canada owes additional taxes of approximately $635 million as they denied the deductibility of certain dividends. The reassessments received during the year are consistent with the reassessments received for taxation years 2012 to 2014 of approximately $756 million of additional income taxes and the reassessments received for taxation years 2009 to 2011 of approximately $434 million of additional income taxes and interest in respect of the same matter. These amounts represent the maximum additional taxes owing for those years.

Legislative amendments introduced in the 2015 Canadian Federal Budget resulted in disallowed deduction of dividends from transactions with Taxable Canadian Corporations including those hedged with Tax Indifferent Investors, namely pension funds and non-resident entities with prospective application effective May 1, 2017. The dividends to which the reassessments relate include both dividends in transactions similar to those which are the target of the 2015 legislative amendments and dividends which are unrelated to the legislative amendments.

It is possible that the CRA will reassess us for significant additional income tax for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

Note 22 Earnings per share

	For the year ended

(Millions of Canadian dollars, except share and per share amounts)	October 31 2021	October 31 2020
Basic earnings per share
Net income	$16,050	$11,437
Dividends on preferred shares and distributions on other equity instruments	(257)	(268)
Net income attributable to non-controlling interests	(12)	(5)
Net income available to common shareholders	$15,781	$11,164
Weighted average number of common shares (in thousands)	1,424,343	1,423,915
Basic earnings per share (in dollars)	$11.08	$7.84
Diluted earnings per share
Net income available to common shareholders	$15,781	$11,164
Dilutive impact of exchangeable shares	–	13
Net income available to common shareholders including dilutive impact of exchangeable shares	$15,781	$11,177
Weighted average number of common shares (in thousands)	1,424,343	1,423,915
Stock options (1)	1,737	1,054
Issuable under other share-based compensation plans	655	755
Exchangeable shares	–	3,046
Average number of diluted common shares (in thousands)	1,426,735	1,428,770
Diluted earnings per share (in dollars)	$11.06	$7.82

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the year ended October 31, 2021, no outstanding options were excluded from the calculation of diluted earnings per share. For the year ended October 31, 2020, an average of 2,809,041 outstanding options with an average exercise price of $100.88 were excluded from the calculation of diluted earnings per share.

212            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Note 23 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We use guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a commitment to extend credit is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses
	As at

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Financial guarantees
Financial standby letters of credit	$16,867	$17,141
Commitments to extend credit
Backstop liquidity facilities	38,405	40,212
Credit enhancements	2,537	2,664
Documentary and commercial letters of credit	447	286
Other commitments to extend credit	248,522	239,077
Other credit-related commitments
Securities lending indemnifications	99,797	77,953
Performance guarantees	7,195	7,040
Sponsored member guarantees	142	1,302
Other	326	1,030

Our credit review process, our policy for requiring collateral security, and the types of collateral security held are generally the same for guarantees and commitments as for loans. Our clients generally have the right to request settlement of, or draw on, our guarantees and commitments within one year. However, certain guarantees can only be drawn if specified conditions are met. These conditions, along with collateral requirements, are described below. We believe that it is highly unlikely that all or substantially all of the guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled.

Financial guarantees

Financial standby letters of credit

Financial standby letters of credit represent irrevocable assurances that we will make payments in the event that a client cannot meet its payment obligations to the third party. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. The term of these guarantees generally have a term of five to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Commitments to extend credit

Backstop liquidity facilities

Backstop liquidity facilities are provided to ABCP conduit programs administered by us and third parties as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets acquired or financed by these programs are not met. The average remaining term of these liquidity facilities is approximately four years.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or insolvency and generally do not require us to purchase non-performing or defaulted assets.

Credit enhancements

We provide partial credit enhancement to multi-seller ABCP programs administered by us to protect commercial paper investors in the event that the collections on the underlying assets together with the transaction-specific credit enhancements or the liquidity facilities prove to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through credit enhancements required to be provided by the third-party sellers related to each transaction. The average remaining term of these credit facilities is approximately three years.

Documentary and commercial letters of credit

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, where some are collateralized based on the underlying agreement with the client and others are collateralized by cash deposits or other assets of the client.

Other commitments to extend credit

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, reverse repurchase agreements, bankers’ acceptances or letters of credit where we do not have the ability to unilaterally withdraw the credit extended to the borrower.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            213

Note 23 Guarantees, commitments, pledged assets and contingencies (continued)

Other credit-related commitments

Securities lending indemnifications

In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash, securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries or high quality debt or equity instruments.

Performance guarantees

Performance guarantees represent irrevocable assurances that we will make payments to third-party beneficiaries in the event that a client fails to perform under a specified non-financial contractual obligation. Such obligations typically include works and service contracts, performance bonds, and warranties related to international trade. The term of these guarantees can range up to three to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Sponsored member guarantees

For certain overnight repurchase and reverse repurchase transactions, we act as a sponsoring member to eligible clients to clear transactions through the Fixed Income Clearing Corporation (FICC). We also provide a guarantee to FICC for the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC rules. The guarantees are fully collateralized by cash and securities issued or guaranteed by the U.S. government.

Indemnifications

In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, fiduciary, agency, licensing, custodial and service agreements, clearing system arrangements, participation as a member of exchanges, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Uncommitted amounts

Uncommitted amounts represent undrawn credit facilities for which we have the ability to unilaterally withdraw the credit extended to the borrower at any time. These include both retail and commercial commitments. As at October 31, 2021, the total balance of uncommitted amounts was $333 billion (October 31, 2020 – $317 billion).

Other commitments

We invest in private companies, directly or through third-party investment funds, including Small Business Investment Companies, real estate funds and Low Income Housing Tax Credit funds. These funds are generally structured as closed-end limited partnerships wherein we hold a limited partner interest. For the year ended October 31, 2021, we have unfunded commitments of $1,396 million (October 31, 2020 – $882 million) representing the aggregate amount of cash we are obligated to contribute as capital to these partnerships under the terms of the relevant contracts.

Pledged assets and collateral

In the ordinary course of business, we pledge assets and enter into collateral agreements with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets and collateral:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for our Canadian dollar large-value or time-critical payments are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the following table. For the year ended October 31, 2021, we had on average $2 billion of assets pledged intraday to the Bank of Canada on a daily basis (October 31, 2020 – $3 billion). There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on October 31, 2021 and October 31, 2020.

214            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Assets pledged against liabilities and collateral assets held or re-pledged

	As at

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Sources of pledged assets and collateral
Bank assets
Loans	$79,282	$99,302
Securities	66,277	59,479
Other assets	25,981	27,934
	$171,540	$186,715
Client assets (1)
Collateral received and available for sale or re-pledging	454,844	438,686
Less: not sold or re-pledged	(17,436)	(37,879)
	$437,408	$400,807
	$608,948	$587,522
Uses of pledged assets and collateral
Securities borrowing and lending	$154,699	$127,852
Obligations related to securities sold short	46,151	36,647
Obligations related to securities lent or sold under repurchase agreements	263,005	252,425
Securitization	39,687	45,440
Covered bonds	46,699	62,131
Derivative transactions	31,941	35,044
Foreign governments and central banks	7,314	6,456
Clearing systems, payment systems and depositories	3,809	6,380
Other	15,643	15,147
	$608,948	$587,522

(1)	Primarily relates to Obligations related to securities lent or sold under repurchase agreements, Securities lent and Derivative transactions.

Note 24 Legal and regulatory matters

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current accruals could be material to our results of operations in any particular period. The following is a description of our significant legal proceedings.

London interbank offered rate (LIBOR) litigation

Royal Bank of Canada and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of U.S. dollar LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The complaints in those private lawsuits assert claims against us and other panel banks under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law.

In addition to the LIBOR actions, in January 2019, a number of financial institutions, including Royal Bank of Canada and RBC Capital Markets LLC, were named in a purported class action in New York alleging violations of the U.S. antitrust laws and common law principles of unjust enrichment in the setting of LIBOR after the Intercontinental Exchange took over administration of the benchmark interest rate from the British Bankers’ Association in 2014.

On March 26, 2020, Royal Bank of Canada and RBC Capital Markets LLC were dismissed from the purported class action in New York alleging violations of the U.S. antitrust laws and common law principles of unjust enrichment in the setting of LIBOR after the Intercontinental Exchange took over administration of the benchmark interest rate from the British Bankers’ Association in 2014. On April 24, 2020, the plaintiffs filed a notice of appeal. Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.

Royal Bank of Canada Trust Company (Bahamas) Limited proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions did not violate French law and contested the charge in the French court. On January 12, 2017, the French court acquitted all parties including RBC Bahamas and on June 29, 2018, the French appellate court affirmed the acquittals. The acquittals were appealed and on January 6, 2021, the French Supreme Court issued a judgment reversing the decision of the French Court of Appeal and sent the case back to the French Court of Appeal for rehearing.

On October 28, 2016, Royal Bank of Canada was granted an exemption by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding for a temporary one year period from the date of conviction. On November 3, 2020, the Solicitor of Labor of the U.S.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            215

Note 24 Legal and regulatory matters (continued)

Department of Labor issued an opinion stating that a conviction under non-U.S. law is not a disqualifying event for purposes of the QPAM exemption. Based on that opinion, any conviction in a French court would not trigger disqualification of Royal Bank of Canada and its current and future affiliates under the QPAM exemption.

RBC Bahamas continues to review the trustee’s and the trust’s legal obligations, including liabilities and potential liabilities under applicable tax and other laws. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of these matters; however, we believe that the ultimate resolution will not have a material effect on our consolidated financial position, although it may be material to our results of operations in the period it occurs.

Interchange fees litigation

Since 2011, seven proposed class actions have been commenced in Canada: Bancroft-Snell v. Visa Canada Corporation, et al., 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., Coburn and Watson’s Metropolitan Home v. Bank of America Corporation, et al. (Watson), Macaronies Hair Club and Laser Centre Inc. v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., and Hello Baby Equipment Inc. v. BofA Canada Bank, et al. The defendants in each action are VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), Royal Bank of Canada and other financial institutions. The plaintiff class members are Canadian merchants who accept Visa and/or MasterCard branded credit cards for payment. The actions allege, among other things, that from March 2001 to the present, Visa and MasterCard conspired with their issuing banks and acquirers to set default interchange rates and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act (the Act) interference with economic relations and unjust enrichment. The claims seek unspecified general and punitive damages. In Watson, a decision to partially certify the action as a class proceeding was released on March 27, 2014, and was appealed. On August 19, 2015, the British Columbia Court of Appeal struck the plaintiff class representative’s cause of action under section 45 of the Act and reinstated the plaintiff class representative’s cause of action in civil conspiracy by unlawful means, among other rulings. In October 2016, the trial court in Watson denied a motion by the plaintiff to revive the stricken section 45 Competition Act claim, and also denied the plaintiff’s motion to add new causes of action. The Supreme Court of Canada declined the B.C. class action plaintiffs’ request to appeal the decision striking the plaintiffs’ cause of action under section 45 of the Competition Act. In October 2020, the parties agreed to adjourn the Watson trial.

In 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., the Quebec-court dismissed the Competition Act claims by Quebec merchants for post-2010 damages and certified a class action as to the remaining claims. The merchants appealed and on July 25, 2019, the Quebec Court of Appeal allowed the appeal to also authorize the merchants to proceed under section 45 of the Competition Act for claims after March 12, 2010 and for claims under section 49 of the Competition Act.

A settlement agreement has been reached with class counsel, contingent on court approval. This settlement upon final court approval would resolve the claims of all Canadian merchants subject to limited rights to opt-out for Quebec merchants.

Foreign exchange matters

Various regulators are conducting inquiries regarding potential violations of antitrust law by a number of banks, including Royal Bank of Canada, regarding foreign exchange trading.

Beginning in 2015, putative class actions were brought against Royal Bank of Canada and/or RBC Capital Markets, LLC in the United States, Canada, the United Kingdom and Brazil. These actions were each brought against multiple foreign exchange dealers and allege, among other things, collusive behaviour in global foreign exchange trading. In August 2018, the U.S. District Court entered a final order approving RBC Capital Markets’ pending settlement with class plaintiffs. In November 2018, certain institutional plaintiffs who had previously opted-out of participating in the settlement filed their own lawsuit in U.S. District Court. In May 2020, the U.S. District Court dismissed Royal Bank of Canada from the November 2018 lawsuit brought by certain institutional plaintiffs who had previously opted-out of participating in the August 2018 settlement with class plaintiffs. The plaintiffs refiled their claim and in July 2021, the U.S. District Court granted a motion in favour of RBC Capital Markets to dismiss the action, however, denied the motion as to Royal Bank of Canada.

One other U.S. action that is purportedly brought on behalf of different classes of plaintiffs also remains pending. The Canadian class actions have been settled.

In its discretion Royal Bank of Canada may choose to resolve claims, litigations, or similar matters at any time. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of the Foreign Exchange Matters or the timing of their ultimate resolution.

Other matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. While this is an area of significant judgment and some matters are currently inestimable, we consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 25 Related party transactions

Related parties

Related parties include associated companies, post-employment benefit plans for the benefit of our employees, key management personnel (KMP), the Board of Directors (Directors), close family members of KMP and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by KMP, Directors or their close family members.

216            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Key management personnel and Directors

KMP are defined as those persons having authority and responsibility for planning, directing and controlling our activities, directly or indirectly. They include the senior members of our organization called the Group Executive (GE). The GE is comprised of the President and Chief Executive Officer, and the Chief Officers and Group Heads, who report directly to him. The Directors do not plan, direct, or control the activities of the entity; they oversee the management of the business and provide stewardship.

Compensation of Key management personnel and Directors

	For the year ended

(Millions of Canadian dollars)	October 31 2021	October 31 2020 (1)
Salaries and other short-term employee benefits (2)	$19	$21
Post-employment benefits (3)	3	2
Share-based payments	35	32
	$57	$55

(1)	During the year ended October 31, 2020 certain executives, who were members of the Bank’s Group Executive as at October 31, 2019, left the Bank and therefore, were no longer part of KMP. Compensation for the year ended October 31, 2020, attributable to the former executives, including benefits and share-based payments relating to awards granted in prior years was $27 million.
(2)	Includes the portion of the annual variable short-term incentive bonus that certain executives elected to receive in the form of DSUs. Refer to Note 20 for further details. Directors receive retainers but do not receive salaries and other short-term employee benefits.
(3)	Directors do not receive post-employment benefits.

Stock options, stock awards and shares held by Key management personnel, Directors and their close family members

	As at
	October 31, 2021 (1)		October 31, 2020 (2)

(Millions of Canadian dollars, except number of units)	No. of units held	Value	No. of units held	Value
Stock options (3)	2,369,659	$81	1,912,482	$15
Other non-option stock based awards (3)	983,004	127	869,756	81
RBC common and preferred shares	183,783	24	206,652	19
	3,536,446	$232	2,988,890	$115

(1)	During the year ended October 31, 2021 certain directors, who were members of the Board of Directors as at October 31, 2020, retired. Total shareholdings held upon their retirement was 21,723 units with a value of $3 million.
(2)	During the year ended October 31, 2020 certain executives, who were members of the Bank’s Group Executive as at October 31, 2019, left the Bank and therefore, were no longer part of KMP. Total shareholdings and options held upon their departure was 1,600,184 units, with a value of $91 million.
(3)	Directors do not receive stock options or any other non-option stock based awards.

Transactions, arrangements and agreements involving Key management personnel, Directors and their close family members

In the normal course of business, we provide certain banking services to KMP, Directors, and their close family members. These transactions were made on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing and did not involve more than the normal risk of repayment or present other unfavourable features.

As at October 31, 2021, total loans to KMP, Directors and their close family members were $14 million (October 31, 2020 – $6 million). We have no stage 3 allowance or provision for credit losses relating to these loans as at and for the years ended October 31, 2021 and October 31, 2020. No guarantees, pledges or commitments have been given to KMP, Directors or their close family members.

Joint ventures and associates

In the normal course of business, we provide certain banking and financial services to our joint ventures and associates, including loans, interest and non-interest bearing deposits. These transactions meet the definition of related party transactions and were made on substantially the same terms as for comparable transactions with third parties.

As at October 31, 2021, loans to joint ventures and associates were $340 million (October 31, 2020 – $215 million) and deposits from joint ventures and associates were $13 million (October 31, 2020 – $15 million). We have no stage 3 allowance or provision for credit losses relating to loans to joint ventures and associates as at and for the years ended October 31, 2021 and October 31, 2020. $1 million of guarantees have been given to joint ventures and associates for the year ended October 31, 2021 (October 31, 2020 – $1 million).

Other transactions, arrangements or agreements involving joint ventures and associates

	As at or for the year ended

(Millions of Canadian dollars)	October 31 2021	October 31 2020
Commitments and other contingencies	$1,017	$589
Other fees received for services rendered	48	43
Other fees paid for services received	108	117

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            217

Note 26 Results by business segment

Composition of business segments

For management purposes, based on the products and services offered, we are organized into five business segments: Personal & Commercial Banking, Wealth Management, Insurance, Investor & Treasury Services and Capital Markets.

Personal & Commercial Banking provides a broad suite of financial products and services to individuals and businesses for their day-to-day banking, investing and financing needs through two businesses: Canadian Banking and Caribbean & U.S. Banking. In Canada, we provide a broad suite of financial products and services through our large branch network, automated teller machines, and mobile sales network. In the Caribbean and the U.S., we offer a broad range of financial products and services in targeted markets. Non-interest income in Personal & Commercial Banking mainly comprises Service charges, Mutual fund revenue and Card service revenue.

Wealth Management serves high net worth and ultra-high net worth individual and institutional clients with a comprehensive suite of advice-based solutions and strategies to help them achieve their financial goals through our lines of businesses in Canada, the U.S., the U.K., Europe and Asia, including Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management, and International Wealth Management. Non-interest income in Wealth Management mainly comprises Investment management and custodial fees, Mutual fund revenue and Securities brokerage commissions.

Insurance has operations in Canada and globally, operating under two business lines: Canadian Insurance and International Insurance, providing a wide range of life, health, home, auto, travel, wealth, annuities, reinsurance advice and solutions, and business insurance solutions to individual, business and group clients. In Canada, we offer our products and services through a wide variety of channels, comprised of mobile advisors, advice centres, RBC insurance stores, and digital, mobile and social platforms as well as through independent brokers and travel partners. Outside Canada, we operate in reinsurance and retrocession markets globally offering life, disability and longevity reinsurance products. Non-interest income in Insurance comprises Insurance premiums, investment and fee income.

Investor & Treasury Services offers custody, fund and investment administration, shareholder services, private capital services, performance measurement and compliance monitoring, distribution, transaction banking, and treasury and market services (including cash and liquidity management, foreign exchange services and global securities finance). Non-interest income in Investor & Treasury Services mainly comprises Investment management and custodial fees, and Foreign exchange revenue, other than trading.

Capital Markets provides expertise in advisory & origination, sales & trading, and lending & financing to corporations, institutional clients, asset managers, private equity firms and governments globally in our two main business lines: Corporate and Investment Banking and Global Markets. In North America, we offer a full suite of products and services which include equity and debt origination and distribution, advisory services, and sales & trading. Outside North America, we have a targeted strategic presence in the U.K. & Europe, Australia, Asia & other markets aligned to our global expertise. In the U.K. & Europe, we offer a diversified set of capabilities in key industry sectors of focus. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured financing, as well as corporate and investment banking. Non-interest income in Capital Markets mainly includes Trading revenue, Underwriting and other advisory fees and Credit fees.

All other enterprise level activities that are not allocated to these five business segments, such as certain treasury and liquidity management activities, including amounts associated with unattributed capital, and consolidation adjustments, including the elimination of the Taxable equivalent basis (Teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up income from certain tax-advantaged sources from Canadian taxable corporate dividends and U.S. tax credit investments recorded in Capital Markets to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these Teb adjustments are necessary for Capital Markets to reflect how it is managed and enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of Teb adjustments may not be comparable to similarly adjusted amounts at other financial institutions. The Teb adjustment for the year ended October 31, 2021 was $518 million (October 31, 2020 – $513 million). Gains (losses) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to these plans are also included in Corporate Support as this presentation more closely aligns with how we view business performance and manage the underlying risks.

Geographic segments

For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments’ results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results. We regularly monitor these segment results for the purpose of making decisions about resource allocation and performance assessment. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions and methodologies for allocating overhead costs and indirect expenses to our business

218            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our five business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by us to ensure that they remain valid. The capital attribution methodologies involve a number of assumptions that are revised periodically.

	For the year ended October 31, 2021

(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income (2)	$12,621	$2,689	$–	$460	$4,553	$(321)	$20,002	$13,947	$4,447	$1,608
Non-interest income	5,725	10,607	5,600	1,704	5,634	421	29,691	15,454	8,083	6,154
Total revenue	18,346	13,296	5,600	2,164	10,187	100	49,693	29,401	12,530	7,762
Provision for credit losses	(187)	(47)	(1)	(8)	(509)	(1)	(753)	(203)	(277)	(273)
Insurance policyholder benefits, claims and acquisition expense	–	–	3,891	–	–	–	3,891	2,036	–	1,855
Non-interest expense	7,978	9,929	596	1,589	5,427	405	25,924	12,897	9,107	3,920
Net income (loss) before income taxes	10,555	3,414	1,114	583	5,269	(304)	20,631	14,671	3,700	2,260
Income taxes (recoveries)	2,708	788	225	143	1,082	(365)	4,581	3,599	649	333
Net income	$7,847	$2,626	$889	$440	$4,187	$61	$16,050	$11,072	$3,051	$1,927
Non-interest expense includes:
Depreciation and amortization	$923	$883	$59	$197	$497	$4	$2,563	$1,594	$728	$241
Impairment of other intangibles	5	3	1	2	18	–	29	16	11	2

Total assets	$549,702	$148,990	$22,724	$240,055	$692,278	$52,574	$1,706,323	$964,747	$454,949	$286,627
Total assets include:
Additions to premises and equipment and intangibles	$503	$752	$48	$80	$355	$459	$2,197	$1,238	$739	$220

Total liabilities	$549,619	$149,096	$22,966	$239,960	$691,767	$(45,847)	$1,607,561	$866,287	$454,903	$286,371

	For the year ended October 31, 2020

(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (3)	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1), (3)	Total	Canada	United States	Other International
Net interest income (2)	$12,568	$2,860	$–	$329	$5,135	$(57)	$20,835	$14,185	$4,959	$1,691
Non-interest income	5,163	9,270	5,361	1,982	4,749	(179)	26,346	13,510	6,775	6,061
Total revenue	17,731	12,130	5,361	2,311	9,884	(236)	47,181	27,695	11,734	7,752
Provision for credit losses	2,891	214	–	6	1,239	1	4,351	2,881	949	521
Insurance policyholder benefits, claims and acquisition expense	–	–	3,683	–	–	–	3,683	1,993	–	1,690
Non-interest expense	7,946	9,123	592	1,589	5,362	146	24,758	12,513	8,380	3,865
Net income (loss) before income taxes	6,894	2,793	1,086	716	3,283	(383)	14,389	10,308	2,405	1,676
Income taxes (recoveries)	1,807	639	255	180	507	(436)	2,952	2,516	209	227
Net income	$5,087	$2,154	$831	$536	$2,776	$53	$11,437	$7,792	$2,196	$1,449
Non-interest expense includes:
Depreciation and amortization	$929	$879	$58	$217	$517	$6	$2,606	$1,587	$725	$294
Impairment of other intangibles	–	1	–	7	6	28	42	40	1	1

Total assets	$509,679	$129,706	$21,253	$230,695	$688,054	$45,161	$1,624,548	$911,932	$431,473	$281,143
Total assets include:
Additions to premises and equipment and intangibles	$722	$704	$46	$101	$452	$559	$2,584	$1,454	$706	$424

Total liabilities	$509,682	$129,673	$21,311	$230,618	$688,314	$(41,817)	$1,537,781	$825,034	$431,570	$281,177

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(3)	Effective Q4 2021, gains (losses) on economic hedges of our U.S. share-based compensation plans, which are reflected in revenue, and related variability in share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. share-based compensation plans have been reclassified from our Wealth Management segment to Corporate Support. Comparative amounts have been reclassified to conform with this presentation.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            219

Note 27 Nature and extent of risks arising from financial instruments

We are exposed to credit, market and liquidity and funding risks as a result of holding financial instruments. Our risk measurement and objectives, policies and methodologies for managing these risks are disclosed in the shaded text along with those tables specifically marked with an asterisk (*) in the Credit risk section of Management’s Discussion and Analysis. These shaded text and tables are an integral part of these Consolidated Financial Statements.

Concentrations of credit risk exist if a number of our counterparties are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with certain of our on- and off-balance sheet financial instruments are summarized in the following tables.

	As at October 31, 2021

(Millions of Canadian dollars, except percentage amounts)	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$701,779	67%	$213,389	20%	$85,271	8%	$49,001	5%	$1,049,440
Derivatives before master netting agreements (2), (3)	19,927	21%	23,910	25%	45,717	47%	7,111	7%	96,665
	$721,706	63%	$237,299	21%	$130,988	11%	$56,112	5%	$1,146,105
Off-balance sheet credit instruments (4)
Committed and uncommitted (5)	$370,479	59%	$196,692	32%	$46,187	8%	$9,335	1%	$622,693
Other	82,010	66%	14,014	11%	26,920	22%	1,383	1%	124,327
	$452,489	61%	$210,706	28%	$73,107	10%	$10,718	1%	$747,020

(Millions of Canadian dollars, except percentage amounts)	As at October 31, 2020
	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1), (6)	$650,311	65%	$222,087	22%	$78,836	8%	$47,026	5%	$998,260
Derivatives before master netting agreements (2), (3)	22,761	20%	28,074	24%	56,229	49%	8,185	7%	115,249
	$673,072	61%	$250,161	22%	$135,065	12%	$55,211	5%	$1,113,509
Off-balance sheet credit instruments (4)
Committed and uncommitted (5), (6)	$380,352	63%	$171,922	29%	$34,785	6%	$11,689	2%	$598,748
Other	62,329	60%	12,697	12%	27,232	26%	2,208	2%	104,466
	$442,681	63%	$184,619	26%	$62,017	9%	$13,897	2%	$703,214

(1)	Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 56% (October 31, 2020 – 56%), the Prairies at 16% (October 31, 2020 – 16%), British Columbia and the territories at 14% (October 31, 2020 – 14%) and Quebec at 10% (October 31, 2020 – 10%). No industry accounts for more than 24% (October 31, 2020 – 25%) of total on-balance sheet credit instruments. The classification of our sectors aligns with our view of credit risk by industry.
(2)	A further breakdown of our derivative exposures by risk rating and counterparty type is provided in Note 8.
(3)	Excludes valuation adjustments determined on a pooled basis.
(4)	Balances presented are contractual amounts representing our maximum exposure to credit risk.
(5)	Represents our maximum exposure to credit risk. Retail and wholesale commitments respectively comprise 45% and 55% of our total commitments (October 31, 2020 – 46% and 54%). The largest concentrations in the wholesale portfolio relate to Financial services at 13% (October 31, 2020 – 13%), Utilities at 10% (October 31, 2020 – 12%), Real estate & related at 10% (October 31, 2020 – 10%), Other services at 8% (October 31, 2020 – 8%), and Oil & gas at 6% (October 31, 2020 – 7%). The classification of our sectors aligns with our view of credit risk by industry. Certain sector percentage amounts have been revised from those previously presented.
(6)	Amounts and percentage amounts by geography have been revised from those previously presented.

220            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Note 28 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. We are required to calculate our capital ratios using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. CET1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III include deductions of goodwill and other intangibles, certain deferred tax assets, defined benefit pension fund assets, investments in banking, financial and insurance entities, and the shortfall of provisions to expected losses. Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares and LRCNs that meet certain criteria. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries Tier 2 instruments. Total capital is the sum of Tier 1 and Tier 2 capital.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by risk-weighted assets. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks.

During 2021 and 2020, we complied with all capital and leverage requirements, including the domestic stability buffer, imposed by OSFI.

	As at

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2021	October 31 2020
Capital (1)
CET1 capital	$75,583	$68,082
Tier 1 capital	82,246	74,005
Total capital	92,026	84,928
Risk-weighted assets (RWA) used in calculation of capital ratios (1)
Credit risk	$444,142	$448,821
Market risk	34,806	27,374
Operational risk	73,593	70,047
Total RWA	$552,541	$546,242
Capital ratios and Leverage ratio (1)
CET1 ratio	13.7%	12.5%
Tier 1 capital ratio	14.9%	13.5%
Total capital ratio	16.7%	15.5%
Leverage ratio	4.9%	4.8%
Leverage ratio exposure (billions)	$1,662	$1,553

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline as updated in accordance with the regulatory guidance issued by OSFI in response to the COVID-19 pandemic. Both the CAR guideline and LR guideline are based on the Basel III framework.

Note 29 Offsetting financial assets and financial liabilities

Offsetting within our Consolidated Balance Sheets may be achieved where financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. For derivative contracts and repurchase and reverse repurchase arrangements, this is generally achieved when there is a market mechanism for settlement (e.g., central counterparty exchange or clearing house) which provides daily net settlement of cash flows arising from these contracts. Margin receivables and margin payables are generally offset as they settle simultaneously through a market settlement mechanism.

Amounts that do not qualify for offsetting include master netting arrangements that only permit outstanding transactions with the same counterparty to be offset in an event of default or occurrence of other predetermined events. Such master netting arrangements include the International Swaps and Derivatives Association Master Agreement or certain derivative exchange or clearing counterparty agreements for derivative contracts, global master repurchase agreement and global master securities lending agreements for repurchase, reverse repurchase and other similar secured lending and borrowing arrangements.

The amount of financial collateral received or pledged subject to master netting arrangements or similar agreements but do not qualify for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or re-pledged unless there is an event of default or the occurrence of other predetermined events.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            221

Note 29 Offsetting financial assets and financial liabilities (continued)

The following tables provide the amount of financial instruments that have been offset on the Consolidated Balance Sheets and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent our actual exposure to credit risk.

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

	As at October 31, 2021
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial assets before balance sheet offsetting	Amounts of financial liabilities offset on the balance sheet	Net amount of financial assets presented on the balance sheet	Impact of master netting agreements	Financial collateral received (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Assets purchased under reverse repurchase agreements and securities borrowed	$384,439	$77,028	$307,411	$101	$305,071	$2,239	$492	$307,903
Derivative assets (3)	84,595	314	84,281	57,101	12,978	14,202	11,260	95,541
Other financial assets	412	240	172	1	61	110	–	172
	$469,446	$77,582	$391,864	$57,203	$318,110	$16,551	$11,752	$403,616

	As at October 31, 2020
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial assets before balance sheet offsetting	Amounts of financial liabilities offset on the balance sheet	Net amount of financial assets presented on the balance sheet	Impact of master netting agreements	Financial collateral received (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Assets purchased under reverse repurchase agreements and securities borrowed	$347,327	$35,783	$311,544	$36	$310,128	$1,380	$1,471	$313,015
Derivative assets (3)	99,535	657	98,878	69,300	18,627	10,951	14,610	113,488
Other financial assets	445	192	253	2	50	201	–	253
	$447,307	$36,632	$410,675	$69,338	$328,805	$12,532	$16,081	$426,756
(1)	Financial collateral is reflected at fair value. The amount of financial instruments and financial collateral disclosed is limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.
(2)	Includes cash collateral of $12 billion (October 31, 2020 – $15 billion) and non-cash collateral of $307 billion (October 31, 2020 – $314 billion).
(3)	Includes cash margin of $3 billion (October 31, 2020 - $5 billion) which offset against the derivative balance on the balance sheet.

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

	As at October 31, 2021
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial liabilities before balance sheet offsetting	Amounts of financial assets offset on the balance sheet	Net amount of financial liabilities presented on the balance sheet	Impact of master netting agreements	Financial collateral pledged (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Obligations related to assets sold under repurchase agreements and securities loaned	$338,737	$77,028	$261,709	$101	$261,135	$473	$492	$262,201
Derivative liabilities (3)	77,514	314	77,200	57,101	10,503	9,596	14,239	91,439
Other financial liabilities	412	240	172	1	–	171	–	172
	$416,663	$77,582	$339,081	$57,203	$271,638	$10,240	$14,731	$353,812

	As at October 31, 2020
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial liabilities before balance sheet offsetting	Amounts of financial assets offset on the balance sheet	Net amount of financial liabilities presented on the balance sheet	Impact of master netting agreements	Financial collateral pledged (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Obligations related to assets sold under repurchase agreements and securities loaned	$309,130	$35,783	$273,347	$36	$272,871	$440	$884	$274,231
Derivative liabilities (3)	96,138	657	95,481	69,300	16,232	9,949	14,446	109,927
Other financial liabilities	358	192	166	2	–	164	–	166
	$405,626	$36,632	$368,994	$69,338	$289,103	$10,553	$15,330	$384,324
(1)	Financial collateral is reflected at fair value. The amount of financial instruments and financial collateral disclosed is limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.
(2)	Includes cash collateral of $9 billion (October 31, 2020 – $14 billion) and non-cash collateral of $262 billion (October 31, 2020 – $276 billion).
(3)	Includes cash margin of $3 billion (October 31, 2020 – $2 billion) which offset against the derivative balance on the balance sheet.

222            Royal Bank of Canada: Annual Report 2021             Consolidated Financial Statements

Note 30 Recovery and settlement of on-balance sheet assets and liabilities

The table below presents an analysis of assets and liabilities recorded on our Consolidated Balance Sheets by amounts to be recovered or settled within one year and after one year, as at the balance sheet date, based on contractual maturities and certain other assumptions outlined in the footnotes below. As warranted, we manage the liquidity risk of various products based on historical behavioural patterns that are often not aligned with contractual maturities. Amounts to be recovered or settled within one year, as presented below, may not be reflective of our long-term view of the liquidity profile of certain balance sheet categories.

	As at
	October 31, 2021			October 31, 2020
(Millions of Canadian dollars)	Within one year	After one year	Total	Within one year	After one year	Total
Assets
Cash and due from banks (1)	$112,924	$922	$113,846	$ 117,375	$1,513	$118,888
Interest-bearing deposits with banks	79,638	–	79,638	39,013	–	39,013
Securities
Trading (2)	129,206	10,034	139,240	126,309	9,762	136,071
Investment, net of applicable allowance	29,831	115,653	145,484	34,728	105,015	139,743
Assets purchased under reverse repurchase agreements and securities borrowed	307,805	98	307,903	313,013	2	313,015
Loans
Retail	98,946	404,652	503,598	97,223	360,753	457,976
Wholesale	60,099	157,967	218,066	51,296	157,359	208,655
Allowance for loan losses			(4,089)			(5,639)
Segregated fund net assets	–	2,666	2,666	–	1,922	1,922
Other
Customers’ liability under acceptances	19,793	5	19,798	18,507	–	18,507
Derivatives (2)	93,409	2,132	95,541	110,217	3,271	113,488
Premises and equipment	28	7,396	7,424	–	7,934	7,934
Goodwill	–	10,854	10,854	–	11,302	11,302
Other intangibles	–	4,471	4,471	–	4,752	4,752
Other assets	47,634	14,249	61,883	46,953	11,968	58,921
	$979,313	$731,099	$1,706,323	$ 954,634	$675,553	$1,624,548
Liabilities
Deposits (3), (4)	$943,633	$157,198	$1,100,831	$ 859,829	$152,056	$1,011,885
Segregated fund net liabilities	–	2,666	2,666	–	1,922	1,922
Other
Acceptances	19,868	5	19,873	18,618	–	18,618
Obligations related to securities sold short	35,524	2,317	37,841	26,754	2,531	29,285
Obligations related to assets sold under repurchase agreements and securities loaned	261,533	668	262,201	269,260	4,971	274,231
Derivatives (2)	89,804	1,635	91,439	108,407	1,520	109,927
Insurance claims and policy benefit liabilities	1,867	10,949	12,816	1,798	10,417	12,215
Other liabilities	48,901	21,400	70,301	48,844	20,987	69,831
Subordinated debentures	188	9,405	9,593	–	9,867	9,867
	$1,401,318	$206,243	$1,607,561	$ 1,333,510	$204,271	$1,537,781
(1)	Cash and due from banks are assumed to be recovered within one year, except for cash balances not available for use by the Bank.
(2)	Trading securities classified as FVTPL and trading derivatives are presented as within one year as this best represents in most instances the short-term nature of our trading activities. Non-trading derivatives are presented according to the recovery or settlement of the hedging transaction.
(3)	Demand deposits of $576 billion (October 31, 2020 – $511 billion) are presented as within one year due to their being repayable on demand or at short notice on a contractual basis. In practice, these deposits relate to a broad range of individuals and customer-types which form a stable base for our operations and liquidity needs.
(4)	Amounts previously presented were reclassified to reflect the contractual maturities of certain term deposits.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            223

Note 31 Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis.

Condensed Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Assets
Cash and due from banks	$97,617	$109,397
Interest-bearing deposits with banks	56,896	21,603
Securities	153,780	146,524
Investments in bank subsidiaries and associated corporations (1)	43,546	41,029
Investments in other subsidiaries and associated corporations	80,216	76,358
Assets purchased under reverse repurchase agreements and securities borrowed	125,590	134,037
Loans, net of allowance for loan losses	601,742	554,173
Other assets	155,421	171,622
	$1,314,808	$1,254,743
Liabilities and shareholders’ equity
Deposits	$854,833	$782,637
Net balances due to bank subsidiaries (1)	28,201	42,157
Net balances due to other subsidiaries	38,309	36,421
Other liabilities	285,447	297,261
	1,206,790	1,158,476
Subordinated debentures	9,351	9,603
Shareholders’ equity	98,667	86,664
	$1,314,808	$1,254,743
(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Condensed Statements of Income and Comprehensive Income

	For the year ended
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Interest and dividend income (1)	$19,793	$23,596
Interest expense	5,615	9,548
Net interest income	14,178	14,048
Non-interest income (2)	5,393	4,792
Total revenue	19,571	18,840
Provision for credit losses	(606)	3,888
Non-interest expense	9,466	9,580
Income before income taxes	10,711	5,372
Income taxes	2,088	1,139
Net income before equity in undistributed income of subsidiaries	8,623	4,233
Equity in undistributed income of subsidiaries	7,415	7,199
Net income	$16,038	$11,432
Other comprehensive income (loss), net of taxes	1,463	(1,137)
Total comprehensive income	$17,501	$10,295
(1)	Includes dividend income from investments in subsidiaries and associated corporations of $5 million (October 31, 2020 – $27 million).
(2)	Includes a nominal share of profit (loss) from associated corporations (October 31, 2020 – nominal).

224            Royal Bank of Canada: Annual Report 2021            Consolidated Financial Statements

Condensed Statements of Cash Flows

	For the year ended
(Millions of Canadian dollars)	October 31 2021	October 31 2020
Cash flows from operating activities
Net income	$16,038	$11,432
Adjustments to determine net cash from operating activities:
Change in undistributed earnings of subsidiaries	(7,415)	(7,199)
Change in deposits, net of securitizations	72,196	101,128
Change in loans, net of securitizations	(46,194)	(30,833)
Change in trading securities	(8,756)	404
Change in obligations related to assets sold under repurchase agreements and securities loaned	5,228	26,716
Change in assets purchased under reverse repurchase agreements and securities borrowed	8,447	(10,282)
Change in obligations related to securities sold short	2,405	(3,032)
Other operating activities, net	6,316	685
Net cash from (used in) operating activities	48,265	89,019
Cash flows from investing activities
Change in interest-bearing deposits with banks	(35,293)	676
Proceeds from sales and maturities of investment securities	70,260	74,849
Purchases of investment securities	(73,150)	(101,551)
Net acquisitions of premises and equipment and other intangibles	(1,093)	(1,243)
Change in cash invested in subsidiaries	(3,078)	1,484
Change in net funding provided to subsidiaries	(12,068)	39,306
Net cash from (used in) investing activities	(54,422)	13,521
Cash flows from financing activities
Issuance of subordinated debentures	2,750	2,750
Repayment of subordinated debentures	(2,500)	(3,000)
Issue of common shares, net of issuance costs	90	70
Common shares purchased for cancellation	–	(814)
Issue of preferred shares and other equity instruments, net of issuance costs	2,245	1,745
Redemption of preferred shares and other equity instruments	(1,475)	(1,508)
Dividends paid on shares and distributions paid on other equity instruments	(6,420)	(6,333)
Repayment of lease liabilities	(313)	(317)
Net cash from (used in) financing activities	(5,623)	(7,407)
Net change in cash and due from banks	(11,780)	95,133
Cash and due from banks at beginning of year	109,397	14,264
Cash and due from banks at end of year	$97,617	$109,397
Supplemental disclosure of cash flow information
Amount of interest paid	$6,306	$10,335
Amount of interest received	17,831	22,340
Amount of dividends received	2,185	1,977
Amount of income taxes paid	1,772	917

Note 32 Subsequent events

On November 5, 2021, we issued 750 thousand of Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BT (Preferred Shares Series BT) to certain institutional investors, at a price of $1,000 per share. The Preferred Shares Series BT will bear interest at a fixed rate of 4.2% per annum until February 24, 2027, payable semi-annually, and thereafter, at a rate per annum, reset every fifth year, equal to the 5-year Government of Canada Yield plus 2.71%.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2021            225

Ten-year statistical review

Condensed Balance Sheets

(Millions of Canadian dollars) (1)	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Assets
Cash and due from banks	$113,846	$118,888	$26,310	$30,209	$28,407	$14,929	$12,452	$17,421	$15,550	$12,428
Interest-bearing deposits with banks	79,638	39,013	38,345	36,471	32,662	27,851	22,690	8,399	9,039	10,246
Securities, net of applicable allowance (2)	284,724	275,814	249,004	222,866	218,379	236,093	215,508	199,148	182,710	161,602
Assets purchased under reverse repurchase agreements and securities borrowed	307,903	313,015	306,961	294,602	220,977	186,302	174,723	135,580	117,517	112,257
Loans, net of allowance	717,575	660,992	618,856	576,818	542,617	521,604	472,223	435,229	408,850	378,241
Other	202,637	216,826	189,459	173,768	169,811	193,479	176,612	144,773	126,079	149,180
Total assets	$1,706,323	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$940,550	$859,745	$823,954
Liabilities
Deposits (3)	$1,100,831	$1,011,885	$886,005	$836,197	$789,036	$757,589	$697,227	$614,100	$563,079	$512,244
Other (3)	497,137	516,029	449,490	409,451	340,124	341,295	305,675	264,088	239,763	259,174
Subordinated debentures	9,593	9,867	9,815	9,131	9,265	9,762	7,362	7,859	7,443	7,615
Total liabilities	1,607,561	1,537,781	1,345,310	1,254,779	1,138,425	1,108,646	1,010,264	886,047	810,285	779,033
Equity attributable to shareholders	98,667	86,664	83,523	79,861	73,829	71,017	62,146	52,690	47,665	43,160
Non-controlling interest	95	103	102	94	599	595	1,798	1,813	1,795	1,761
Total equity	98,762	86,767	83,625	79,955	74,428	71,612	63,944	54,503	49,460	44,921
Total liabilities and equity	$1,706,323	$1,624,548	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$940,550	$859,745	$823,954
Condensed Income Statements

(Millions of Canadian dollars) (1)	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Net interest income (3)	$20,002	$20,835	$19,749	$17,952	$16,926	$16,531	$14,771	$14,116	$13,249	$12,439
Non-interest income (3), (4)	29,691	26,346	26,253	24,624	23,743	22,264	20,932	19,992	17,433	16,708
Total revenue (4)	49,693	47,181	46,002	42,576	40,669	38,795	35,703	34,108	30,682	29,147
Provision for credit losses (5)	(753)	4,351	1,864	1,307	1,150	1,546	1,097	1,164	1,237	1,299
Insurance policyholder benefits, claims and acquisition expense	3,891	3,683	4,085	2,676	3,053	3,424	2,963	3,573	2,784	3,621
Non-interest expense (4)	25,924	24,758	24,139	22,833	21,794	20,526	19,020	17,661	16,214	14,641
Net income from continuing operations	16,050	11,437	12,871	12,431	11,469	10,458	10,026	9,004	8,342	7,558
Net loss from discontinued operations	–	–	–	–	–	–	–	–	–	(51)
Net income	$16,050	$11,437	$12,871	$12,431	$11,469	$10,458	$10,026	$9,004	$8,342	$7,507
Other Statistics – reported

(Millions of Canadian dollars, except percentages and per share amounts) (1)	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
PROFITABILITY MEASURES (6)
Earnings per shares – basic	$11.08	$7.84	$8.78	$8.39	$7.59	$6.80	$6.75	$6.03	$5.53	$4.96
– diluted	$11.06	$7.82	$8.75	$8.36	$7.56	$6.78	$6.73	$6.00	$5.49	$4.91
Return on common equity (7), (8)	18.6%	14.2%	16.8%	17.6%	17.0%	16.3%	18.6%	19.0%	19.7%	19.6%
Return on risk-weighted assets	2.90%	2.10%	2.52%	2.55%	2.49%	2.34%	2.45%	2.52%	2.67%	2.70%
Efficiency ratio (4)	52.2%	52.5%	52.5%	53.6%	53.6%	52.9%	53.3%	51.8%	52.8%	50.2%
KEY RATIOS
PCL on impaired loans as a % of average net loans and acceptances (9)	0.10%	0.24%	0.27%	0.20%	0.21%	0.28%	0.24%	0.27%	0.31%	0.35%
Net interest margin (average earning assets, net) (3), (7)	1.48%	1.55%	1.61%	1.64%	1.69%	1.70%	1.71%	1.86%	1.88%	1.97%
SHARE INFORMATION
Common shares outstanding (000s) – end of period	1,424,525	1,422,473	1,430,096	1,438,794	1,452,535	1,484,235	1,443,955	1,443,125	1,441,722	1,445,846
Dividends declared per common share	$4.32	$4.29	$4.07	$3.77	$3.48	$3.24	$3.08	$2.84	$2.53	$2.28
Dividend yield (10)	3.8%	4.7%	4.1%	3.7%	3.8%	4.3%	4.1%	3.8%	4.0%	4.5%
Dividend payout ratio	39%	55%	46%	45%	46%	48%	46%	47%	46%	46%
Book value per share (11)	$64.57	$56.75	$54.41	$51.12	$46.41	$43.32	$39.51	$33.69	$29.87	$26.52
Common share price (RY on TSX) (12)	$128.82	$93.16	$106.24	$95.92	$100.87	$83.80	$74.77	$80.01	$70.02	$56.94
Market capitalization (TSX) (12)	183,507	132,518	151,933	138,009	146,554	124,476	107,925	115,393	100,903	82,296
Market price to book value	2.00	1.64	1.95	1.88	2.17	1.93	1.89	2.38	2.34	2.15
CAPITAL MEASURES – CONSOLIDATED (13)
Common Equity Tier 1 capital ratio	13.7%	12.5%	12.1%	11.5%	10.9%	10.8%	10.6%	9.9%	9.6%	n.a.
Tier 1 capital ratio	14.9%	13.5%	13.2%	12.8%	12.3%	12.3%	12.2%	11.4%	11.7%	13.1%
Total capital ratio	16.7%	15.5%	15.2%	14.6%	14.2%	14.4%	14.0%	13.4%	14.0%	15.1%
Leverage ratio	4.9%	4.8%	4.3%	4.4%	4.4%	4.4%	4.3%	n.a.	n.a.	n.a.
(1)	Effective November 1, 2019, we adopted IFRS 16 Leases. Results from periods prior to November 1, 2019 are reported in accordance with IAS 17 Leases in this 2021 Annual Report. Effective November 1, 2018, we adopted IFRS 15 Revenue from Contracts with Customers. Results from periods prior to November 1, 2018 are reported in accordance with IAS 18 Revenue in this 2021 Annual Report. Effective November 1, 2017, we adopted IFRS 9 Financial Instruments (IFRS 9). Results from periods prior to November 1, 2017 are reported in accordance with IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in this 2021 Annual Report.
(2)	Securities are comprised of trading and investment securities. Under IFRS 9, investment securities represent debt and equity securities at FVOCI and debt securities at amortized cost, net of the applicable allowance. Under IAS 39, investment securities represented available-for-sale securities and held-to-maturity securities.
(3)	Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively are presented in net interest income and other liabilities respectively. As at November 1, 2016, comparative amounts have been reclassified to conform with this presentation.
(4)	Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. As at November 1, 2014, comparative amounts have been reclassified to conform with this presentation.
(5)	Under IFRS 9, PCL relates primarily to loans, acceptances, and commitments, and also applies to all financial assets except for those classified or designated as FVTPL and equity securities designated as FVOCI. Prior to the adoption of IFRS 9, PCL related only to loans, acceptances, and commitments. PCL on loans, acceptances, and commitments is comprised of PCL on impaired loans (Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39) and PCL on performing loans (Stage 1 and Stage 2 PCL under IFRS 9 and PCL on loans not yet identified as impaired under IAS 39).
(6)	Ratios for 2012 represent continuing operations.
(7)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.
(8)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.
(9)	PCL on impaired loans represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39. Stage 3 PCL under IFRS 9 is comprised of lifetime credit losses of credit-impaired loans, acceptances and commitments.
(10)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(11)	Calculated as common equity divided by the number of common shares outstanding at the end of the period.
(12)	Based on TSX closing market price at period-end.
(13)	Effective 2013, we calculated the capital and leverage ratios using the Basel III framework unless otherwise stated. 2012 capital and leverage ratios were calculated using the Basel II framework.
n.a.	not applicable

226            Royal Bank of Canada: Annual Report 2021            Ten-year statistical review

Principal subsidiaries

(Millions of Canadian dollars)		As at October 31, 2021
Principal subsidiaries (1)	Principal office address (2)	Carrying value of voting shares owned by the Bank (3)
Royal Bank Holding Inc.	Toronto, Ontario, Canada	$69,976
RBC Direct Investing Inc.	Toronto, Ontario, Canada
RBC Insurance Holdings Inc.	Mississauga, Ontario, Canada
RBC Life Insurance Company	Mississauga, Ontario, Canada
R.B.C. Holdings (Bahamas) Limited	Nassau, New Providence, Bahamas
RBC Caribbean Investments Limited	George Town, Grand Cayman, Cayman Islands
Royal Bank of Canada Insurance Company Ltd.	Camana Bay, Grand Cayman, Cayman Islands
Investment Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
RBC (Barbados) Funding Ltd.	St. Michael, Barbados
Capital Funding Alberta Limited	Calgary, Alberta, Canada
RBC Global Asset Management Inc.	Toronto, Ontario, Canada
RBC Investor Services Trust	Toronto, Ontario, Canada
RBC Investor Services Bank S.A.	Esch-sur-Alzette, Luxembourg
RBC (Barbados) Trading Bank Corporation	St. James, Barbados
RBC U.S. Group Holdings LLC (2)	Toronto, Ontario, Canada	23,691
RBC USA Holdco Corporation (2)	New York, New York, U.S.
RBC Capital Markets, LLC (2)	New York, New York, U.S.
City National Bank	Los Angeles, California, U.S.
RBC Dominion Securities Limited	Toronto, Ontario, Canada	12,223
RBC Dominion Securities Inc.	Toronto, Ontario, Canada
Royal Bank Mortgage Corporation	Toronto, Ontario, Canada	5,059
RBC Europe Limited	London, England	2,851
The Royal Trust Company	Montreal, Quebec, Canada	1,090
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	422

(1)	The Bank directly or indirectly controls each subsidiary.
(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for RBC U.S. Group Holdings LLC and RBC USA Holdco Corporation which are incorporated under the laws of the State of Delaware, U.S. and RBC Capital Markets, LLC, which is organized under the laws of the State of Minnesota, U.S.
(3)	The carrying value of voting shares is stated as the Bank’s equity in such investments.

Principal subsidiaries            Royal Bank of Canada: Annual Report 2021            227

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 Robert-Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

Preferred shares AZ, BB, BD, BF, BH, BI, BJ and BO are listed on the TSX. The related depository shares of the series C-2 preferred shares are listed on the NYSE.

Valuation day price

For Canadian income tax purposes, Royal Bank of Canada’s common stock was quoted at $29.52 per share on the Valuation Day (December 22, 1971). This is equivalent to $7.38 per share after adjusting for the two-for-one stock split of March 1981 and the two-for-one stock split of February 1990. The one-for-one stock dividends in October 2000 and April 2006 did not affect the Valuation Day amount for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by RBC to Canadian residents on both its common and preferred shares, are designated as “eligible dividends”, unless stated otherwise.

Common share repurchases

As at October 31, 2021, we did not have an active normal course issuer bid (NCIB). For further details, refer to the Capital management section.

2022 Quarterly earnings release dates

	First quarter	February 24
	Second quarter	May 26
	Third quarter	August 24
	Fourth quarter	November 30
2022 Annual Meeting The Annual Meeting of Common Shareholders will be held on Thursday, April 7, 2022.
Dividend dates for 2022 Subject to approval by the Board of Directors
	Record dates	Payment dates
Common and preferred shares series AZ, BB, BD, BF, BH, BI, BJ and BO	January 26 April 25 July 26 October 26	February 24 May 24 August 24 November 23
Preferred shares series C-2 (US$)	January 28 April 26 July 29 October 28	February 7 May 6 August 8 November 7
Preferred shares series BT	February 16 August 17*	February 24 August 24
* Record date is subject to change.

Governance

Summaries of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards are available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC AMPLI, RBC CAPITAL MARKETS, RBC FUTURE LAUNCH, RBC GLOBAL ASSET MANAGEMENT, RBC INSIGHT EDGE, RBC INSURANCE, RBC INVESTEASE, RBC HOMELINE PLAN, RBC PAYEDGE, RBC REWARDS, RBC TECH FOR NATURE, RBC VANTAGE, RBC WEALTH MANAGEMENT, RBCx, MYADVISOR, INVESTEASE, AIDEN, ADVISOR’S VIRTUAL ASSISTANT (AVA), OWNR, NOMI, NOMI INSIGHTS, and NOMI FIND & SAVE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report which are not the property of Royal Bank of Canada, are owned by their respective holders.

228            Royal Bank of Canada: Annual Report 2021            Shareholder information

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